

10011564

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-14561

DAIMLER AG

(Translation of registrant's name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in Daimler's most recent Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in Daimler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

Pioneers of Sustainable Mobility.

Annual Report 2009.


F-CELL
BlueEFFICIENCY

Key Figures

Daimler Group

	2009	2008	2007	09/08
Amounts in millions of €				% change
Revenue	**78,924**	98,469	101,569	-20[1]
Western Europe	**36,458**	46,276	49,753	-21
thereof Germany	**18,788**	21,832	22,582	-14
NAFTA	**19,380**	23,243	25,136	-17
thereof United States	**16,569**	19,956	21,846	-17
Asia	**12,435**	13,840	11,918	-10
thereof China	**4,349**	3,226	1,951	+35
Other markets	**10,651**	15,110	14,762	-30
Employees (December 31)	**256,407**	273,216	272,382	-6
Investment in property, plant and equipment	**2,423**	3,559	2,927	-32
Research and development expenditure	**4,181**	4,442	4,148	-6
thereof capitalized	**1,285**	1,387	990	-7
Cash provided by (used for) operating activities (including discontinued operations)	**10,961**	(786)	7,146	.
EBIT	**(1,513)**	2,730	8,710	.
Value added (including discontinued operations)	**(4,644)**	(1,147)	1,380	.
Net profit (loss)	**(2,644)**	1,414	3,985	.
Net profit (loss) from continuing operations	**(2,644)**	1,704	4,855	.
Earnings (loss) per share (in €)	**(2.63)**	1.41	3.83	.
Earnings (loss) per share, continuing operations (in €)	**(2.63)**	1.71	4.67	.
Total dividend	**0**	556	1,928	.
Dividend per share (in €)	**0.00**	0.60	2.00	.

1 Adjusted for the effects of currency translation and changes in the consolidated group, decrease in revenue of 21%.



With the B-Class F-CELL, Mercedes-Benz is the world's first manufacturer to put a fuel-cell car on the road that was produced under series conditions. The drive system of this environmentally friendly electric vehicle offers strong performance similar to a 2-liter gasoline engine combined with full everyday practicality. Thanks to its long range of 400 kilometers and short fill-up times of about three minutes, locally emission-free mobility is now a reality with the B-Class F-CELL also on longer journeys. Production of the B-Class F-CELL started with a small series at the end of 2009. The first of approximately 200 cars will be delivered to customers in Europe and the United States in the spring of 2010.

Divisions

	2009	2008	2007	09/08
Amounts in millions of €				% change
Mercedes-Benz Cars				
EBIT	**(500)**	2,117	4,753	.
Revenue	**41,318**	47,772	52,430	-14
Return on sales	**(1.2%)**	4.4%	9.1%	.
Investment in property, plant and equipment	**1,618**	2,246	1,910	-28
Research and development expenditure	**2,696**	2,994	2,733	-10
thereof capitalized	**913**	1,060	705	-14
Unit sales	**1,093,905**	1,273,013	1,293,184	-14
Employees (Dec. 31)	**93,572**	97,303	97,526	-4
Daimler Trucks				
EBIT	**(1,001)**	1,607	2,121	.
Revenue	**18,360**	28,572	28,466	-36
Return on sales	**(5.5%)**	5.6%	7.5%	.
Investment in property, plant and equipment	**597**	991	766	-40
Research and development expenditure	**1,116**	1,056	1,047	+6
thereof capitalized	**368**	326	283	+13
Unit sales	**259,328**	472,074	467,667	-45
Employees (Dec. 31)	**70,699**	79,415	80,067	-11
Mercedes-Benz Vans				
EBIT	**26**	818	571	-97
Revenue	**6,215**	9,479	9,341	-34
Return on sales	**0.4%**	8.6%	6.1%	.
Investment in property, plant and equipment	**113**	150	138	-25
Research and development expenditure	**193**	228	220	-15
thereof capitalized	**0**	0	0	.
Unit sales	**165,576**	287,198	289,073	-42
Employees (Dec. 31)	**15,226**	16,775	17,524	-9
Daimler Buses				
EBIT	**183**	406	308	-55
Revenue	**4,238**	4,808	4,350	-12
Return on sales	**4.3%**	8.4%	7.1%	.
Investment in property, plant and equipment	**78**	117	92	-33
Research and development expenditure	**212**	178	143	+19
thereof capitalized	**5**	1	2	+400
Unit sales	**32,482**	40,591	39,049	-20
Employees (Dec. 31)	**17,188**	18,110	17,286	-5
Daimler Financial Services				
EBIT	**9**	677	630	-99
Revenue	**11,996**	11,964	10,967	+0
New business	**25,066**	29,514	27,611	-15
Contract volume	**58,350**	63,353	59,143	-8
Investment in property, plant and equipment	**14**	41	29	-66
Employees (Dec. 31)	**6,800**	7,116	6,743	-4

Daimler Brand Portfolio

Mercedes-Benz Cars


Mercedes-Benz

smart

MAYBACH

Daimler Trucks


Mercedes-Benz

FREIGHTLINER

FUSO

WESTERN STAR


DETROIT DIESEL

Mercedes-Benz Vans


Mercedes-Benz

Daimler Buses


Mercedes-Benz


orion

Daimler Financial Services


Mercedes-Benz Bank

Mercedes-Benz Financial

Daimler Truck Financial

DAIMLER

We invented the automobile – now we are passionately shaping its future. As a pioneer of automotive engineering, we feel inspired and obliged to continue this proud tradition with groundbreaking technologies and high-quality products.

Our philosophy is clear: We give of our best for customers who expect the best – and we live a culture of excellence that is based on shared values. Our corporate history is full of innovations and pioneering achievements; they are the foundation and ongoing stimulus for our claim to leadership in the automotive industry.

The principle of sustainable mobility underlies all of our thoughts and actions. Our goal is to successfully meet the demands of future mobility. And in doing so, we intend to create lasting value – for our shareholders, customers and workforce, and for society in general.



Dieter Zetsche



Wolfgang Bernhard



Wilfried Porth



Andreas Renschler



Bodo Uebber



Thomas Weber

With this Annual Report 2009, we would like to give you an insight into our various activities as “Pioneers of Sustainable Mobility.” We have arranged the contents of the report in seven sections. The first section provides basic information and some examples from the Daimler world; the report’s title subject is attractively presented in a series of pictures on pages 10 to 49, where we describe our path to sustainable and safe mobility. The Management Report describes and analyzes the Group’s business development, including its financial position, liquidity and capital resources, and profitability. Other sections provide information on our divisions, the issue of sustainability, corporate governance and the consolidated financial statements.

Contents

2 - 57
Overview of the Group

58 - 117
Management Report

118 - 133
Divisions

134 - 143
Sustainability

144 - 169
Corporate Governance

170 - 251
Consolidated Financial Statements

252 - 256
Additional Information



» The situation in 2009 was exceptional, but so was our determination. «

Dear Shareholders,

2009 will be fixed in our memories as the year of the global financial and economic crisis. World economic output fell for the first time since the Second World War. Many car markets temporarily contracted by 20 to 40 percent. The decline of commercial vehicle markets was even more dramatic.

This market slump is also reflected in our results: EBIT amounted to minus 1.5 billion euros and the Group posted a net loss of 2.6 billion euros.

That is unsatisfactory – yet the loss would have been even bigger if we had not taken enormous countermeasures. We systematically streamlined our business processes, increased efficiency, reduced costs, cancelled bonuses and otherwise left no stone unturned. Those who could bear more sacrifice were required to make one. No one enjoys strict savings, short-time work or waiving a portion of one's income. But the exceptional nature of the market crisis left us with no alternative. And management, along with our represented employees, often worked together in coordinated actions.

Due to the extreme conditions of crisis year 2009, the Board of Management and the Supervisory Board decided that - as an exception - no dividend should be paid out for the year 2009. We did not make this decision easily. But it reflects our earnings situation in 2009. For the year 2010, you can assume that Daimler will pay a dividend once again.

Why do we have this expectation?
In brief: the facts.

Daimler did not limit itself to just "tightening its belt" during the crisis. At the same time, we created the right conditions for future success – in terms of our strategy, our technology, and also, of course, our products. For example, the E-Class series has been available in all four model versions since the beginning of 2010; this gives us a lead over the competition. We will follow that up as the year progresses – with the new CLS, among others. We will also launch the most fuel-efficient and environmentally compatible S-Class to date. Attractive new products will soon be launched by Trucks, Vans and Buses. And no company is ahead of us in the area of electric mobility. All of this shows that we are exiting the crisis with plenty of "torque" – and we are determined to increase our pace even further.

In this context, we have set four focal points for our business:
- leading products and brands,
- pioneering technologies and business models,
- new markets and networks, and
- continuous efficiency improvements with a culture of high performance.

All of our activities have one thing in common: the desire to excel. Although an S-Class, a heavy truck and a Silver Arrow racing car differ in many aspects, they and all other Daimler products have a shared ambition: to be "best in class":
- with rationally convincing and emotionally fascinating premium cars,
- with first-class trucks, vans and buses that offer their customers optimal economic benefits, and
- with services that fully match this level of quality.

The motto of "the best or nothing" applies in particular to Mercedes-Benz, the world's most valuable premium car brand. That was Gottlieb Daimler's ambition – and it is Mercedes-Benz's ambition today. Overall, a Mercedes has to be the best automobile on the market. Now that doesn't mean it always has to be the biggest car. "Premium" is not just a question of dimension or weight. It´s a question of a brand's typical quality and characteristics. And in the future, Mercedes will make it even clearer that the fascination of the brand with the star does not begin with the C-, E- or S-Class.

One could say that we make exciting cars greener and green cars more exciting. This can only be done with pioneering technologies – and we have them. At Mercedes-Benz Cars, we were able to reduce the average CO_2 emission value for our fleet by a full 13 grams to 160g/km in 2009.

This year, we are taking the next step with additional BlueEFFICIENCY models of the E-Class and C-Class: These cars' emissions will be only 129 and 119 grams of CO_2 per kilometer, respectively.

We are also moving forward with electrification: Our S 400 HYBRID is the cleanest sedan with a gasoline engine in the world. Since last autumn, we have been producing fully electric cars in small volume that operate without producing any local emissions – some with battery-electric drive and some with fuel cells. Our commercial vehicles' hybrid portfolio also has no equal.

Overall, no other manufacturer is as advanced as we are with alternative drive systems. I cordially invite you to judge for yourself as you read the following pages.

I would like to emphasize yet another defining attribute of the automotive future: the shift of demand to emerging markets. China, above all, bucked the global trend and expanded its economy to become the world's largest automotive market. It is therefore highly significant that Mercedes-Benz was the fastest-growing premium car brand there for the third consecutive year in 2009. China is already the most important single market in the world for our S-Class and the fourth most important for Mercedes overall – and we have expanded our Chinese production capacity accordingly. We are taking similar steps in other markets of the future in order to capitalize on global growth opportunities. The next generation of the C-Class, for example, will be produced for America in America.

In the area of commercial vehicles, we deepened our partnership with Russian truck manufacturer Kamaz in 2009 and increased our equity stake in it this year. In Chennai, India, we are building a new truck plant.

Regardless of what may change in the automotive industry, one thing remains the same: In the end it is people who determine success or failure; highly competent employees who deliver "operational excellence" even under difficult conditions. No other automotive company is better positioned in this respect than we are.

As serious as our challenges remain in 2010, Daimler is well prepared to face them. After a controlled defensive game plan during crisis year 2009, we are back on offense once again. And I would like to ask you, our shareholders, for your support as we follow this course.

Sincerely,



Dieter Zetsche

Board of Management


E-CELL
drive
B

Wilfried Porth | 51
Human Resources &
Labor Relations Director
Appointed until April 2012

Andreas Renschler | 51
Daimler Trucks
Appointed until September 2013

Bodo Uebber | 50
Finance & Controlling,
Daimler Financial Services
Appointed until December 2011





Dieter Zetsche | 56
Chairman of the Board of Management,
Head of Mercedes-Benz Cars
Appointed until December 2013

Thomas Weber | 55
Group Research &
Mercedes-Benz Cars Development
Appointed until December 2013

Member of the Board of Management since February 18, 2010:
Wolfgang Bernhard | 49
Mercedes-Benz Cars Production
and Procurement, Mercedes-Benz Vans
Appointed until February 2013

Retired from the Board of Management
on April 8, 2009: Günther Fleig
on April 30, 2009: Rüdiger Grube

Pioneering Spirit and Innovative Strength for safe and sustainable mobility. Status and vision.

For more than 120 years, we have been developing answers to the automotive questions of the time. As the inventor of the automobile, we are just as committed to climate and environmental protection as we are to the safety of our vehicles. This is something our customers - and all other road users - can rely on all over the world.

Drive systems – Our strategy of "The Road to Emission-free Mobility" brings together the global activities of the Daimler Group with regard to sustainable mobility. The goal is to significantly reduce the fuel consumption and emissions of our cars, trucks, vans and buses already today, and to avoid them completely in the long term. To these ends, we are developing a broad spectrum of green drive technologies and applying them in all areas of road traffic to shape the mobility of today and tomorrow. » **Pages 12 – 35**

Safety – One of our main concerns is safety in road traffic. Our pioneers were already ahead of their time with the development of new technologies and the improvement of active and passive safety. And also in the future, Daimler will make mobility ever safer with its groundbreaking innovations. We express this commitment in our "Vision of Accident-free Driving." » **Pages 36 – 49**

The Road to Emission-free Mobility.
Pioneering achievements of Daimler and its brands.

In order to significantly reduce our vehicles' fuel consumption and emissions already today, and to avoid them completely in the long term, we focus on:

- Optimizing vehicles with state-of-the-art internal combustion engines
- Achieving further efficiency improvements with needs-oriented hybridization
- Locally emission-free electric mobility with battery and fuel-cell vehicles
- Developing alternative fuels and mobility concepts

Innovative financing solutions and services are also part of the package.


1969 – 1978
1969: First electric test bus: Mercedes-Benz OE 302 with hybrid drive technology
1972: First electric test van with exchange-able batteries: Mercedes-Benz LE 306
1975: First hydrogen test vehicle: Mercedes-Benz L 307 with hydride tank and internal combustion engine
1979 – 1984
1979: First hybrid bus with combined diesel/battery operation: Mercedes-Benz OE 305
1979: Start of a five-year road test: 13 electric hybrid buses in regular service
1982: First electric test car: based on the station wagon of the medium-sized Mercedes-Benz automobile
1985 – 1996
1985: Controlled emissions with three-way catalytic converter
1992: 20 Mercedes-Benz vehicles in major project for trials of electric vehicles
1994: First fuel-cell vehicle NECAR (New Electric Car) based on the Mercedes-Benz van MB 100
1997 – 2002
1997: First bus with fuel-cell drive: NEBUS based on the Mercedes-Benz O 405
1997: The benchmark in terms of efficiency: CDI technology (common-rail direct injection) in the Mercedes-Benz C 220 CDI
1998: Start of endurance trials: electric test vehicle for everyday use based on the Mercedes-Benz A-Class
1998: Orion city buses with hybrid drive in everyday trials in New York
1999: In the NECAR 4, fuel-cell drive and hydrogen tank are installed for the first time in the sandwich floor of the Mercedes-Benz A-Class
2003 – 2004
2003: Fuel-cell city buses based on the Mercedes-Benz Citaro in regular service: 36 vehicles on 3 continents
2003: Diesel engine with hybrid module: in the Mercedes-Benz F 500 Mind research vehicle
2004: First BlueTec truck with technology for the cleanest diesel in the world
2004: Freightliner van with hybrid drive in everyday trials in the United States
2004: 60 Mercedes-Benz A-Class F-CELL cars are on the road worldwide.






2005

Delivery of the first Mercedes-Benz Actros truck and semitrailer tractor with BlueTec

First Mercedes-Benz Citaro city buses with BlueTec technology

World record journey of 160,000 kilometers demonstrates the performance and efficiency of CDI technology

2006 - 2008

2006: Mercedes-Benz CLS 350 CGI with economical piezoelectric direct injection and stratified charged gasoline combustion

2006: First van in Europe with hybrid technology: Mercedes-Benz Hybrid Sprinter 316 CDI

2006: Start of series production of Fuso Canter Eco Hybrid truck

2007: Orion VII Hybrid buses go "online" in New York

2008: The Freightliner M2E Hybrid proves its worth in everyday use

2009

First automobile with hybrid drive and lithium-ion battery: Mercedes-Benz S 400 HYBRID

Small series production: Mercedes-Benz B-Class F-CELL and smart fortwo electric drive

BlueEFFICIENCY package introduced in the Sprinter

Logistics company DHL tests the Mercedes-Benz Atego BlueTec Hybrid

Serial diesel hybrid bus for everyday use: Mercedes-Benz Citaro BlueTec Hybrid

Start of the world's biggest road test of electric vehicles: e-mobility Berlin

2010

Fuel cells in trials: the first Mercedes-Benz Citaro FuelCELL-Hybrid and 200 Mercedes-Benz B-Class F-CELL

Large-scale road tests of electric mobility: additional e-mobility projects in eight countries

Exemplary environmental compatibility: delivery of the first Mercedes-Benz Atego BlueTec Hybrid Trucks

New BlueTec engines at Trucks NAFTA fulfill the world's strictest emission standards in the United States

E-van: Small series of the E-CELL Vito to be launched in the middle of the year

76 economical and clean BlueEFFICIENCY models to be launched by the end of 2010

After 2010

At least one new hybrid model each year, including vehicles with diesel engines

Superior in performance and environmental protection: E 300 BlueTEC Hybrid

Mercedes-Benz and smart electric vehicles with lithium-ion batteries from our own production

S 500 plug-in hybrids on the road: environmental protection in the premium class

Small series of the Mercedes-Benz Sprinter with hybrid drive



Responsibility and pleasure.

Optimized internal combustion engines put more efficiency on the road.


S EC 8033

The further improvement of cars and commercial vehicles with internal combustion engines is a key element on our way to sustainable mobility. Impressive performance figures make sure that driving pleasure is not left behind.



Efficient assembly: Pre-series production of the new and highly efficient six and eight-cylinder gasoline engines has already started at the plant in Bad Cannstatt.

Internal combustion engines. Economical with gasoline and clean with diesel.

Until the large-scale market launch of emission-free drive systems, we pursue the goal of making diesel engines as clean as gasoline engines and making gasoline engines as economical as diesel engines.

CGI (stratified charged gasoline injection) transports fuel precisely to the spark plugs and is regarded as a key technology to reduce the fuel consumption of gasoline engines while optimizing their performance.

CDI (common-rail diesel injection) is a milestone of diesel technology by which fuel is injected into the cylinder via the pressurized common rail. This reduces consumption, emissions and combustion noises.

BLUETEC improves diesel engines' efficiency by optimizing their combustion, and reduces their emissions through exhaust-gas aftertreatment with SCR catalysts.

BlueEFFICIENCY is the name of our tailored efficiency packages for saving fuel. This includes various measures taken inside engines that we have put into series production for the first time, bodywork weight savings, low-resistance tires, aerodynamic optimizations and the ECO start-stop function.

The **DIESOTTO engine** combines the low emissions of the gasoline engine with the low consumption and excellent torque of the diesel engine. At the same time, it offers fascinating performance and smoothness.

» High-tech internal combustion engines will remain the driving force of the automobile for a long time. «

Innovative engines for cars and commercial vehicles are the most effective lever to achieve significant reductions in consumption of fossil fuels and emissions already today. We are forging ahead with the development of gasoline and diesel engines – for an even higher pulse rate with regard to efficiency, economy and ecology.

Optimized diesel with direct injection. With double turbocharging and the latest common-rail injection, the new CDI four-cylinder diesel engine sets benchmarks in terms of diesel performance, emissions and economy. This makes it a prime example of intelligent downsizing. Thanks to its compact dimensions, the engine can be used in several Mercedes-Benz model series. It is the core engine of the C-Class and demonstrates how well ecology and driving pleasure can be combined also in the E-Class: maximum output of 150 kW and torque of 500 Newton meters with fuel consumption of only 5.3 liters per 100 kilometers and just 139 grams of CO_2 per kilometer.

With vans, the Sprinter further extends its lead as a high-performance, environmentally friendly small van with the CDI diesel, and soon the new engine will also be available in the Vito and Viano models.

The new-generation CGI gasoline engine. Excellent performance and agility despite low fuel consumption and emissions are also offered by the optimized four and sixcylinder gasoline engines with stratified charged gasoline injection. They save up to 25% fuel compared to their predecessor models. As a six-cylinder model with 215 kW and fuel consumption of only 8.8 l per 100 km, the Mercedes-Benz E 350 CGI BlueEFFICIENCY represents the utmost in environmentally compatible driving pleasure in the premium segment.

Emotion and efficiency: With a cW value of 0.25, the Mercedes-Benz E-Class BlueEFFICIENCY is outstanding in its segment. An improvement of 0.01 in cW value saves up to 0.15 liters of fuel per 100 km at a speed of 130 km/h.





Well prepared for Euro 6 and EPA10. In the new clean room with climate control, new engines' emissions of particulate matter are measured using the most exact measuring techniques in line with international exhaust emission regulations.

Agile, strong, comfortable and clean. Trucks, vans, buses and special vehicles from Daimler are shaping the future of transportation.

1 liter per 100 kilometers and ton: world record for the BlueTec truck.
The enormous efficiency of modern high-tech internal combustion engines is demonstrated by the world record journey of a series production version of the Mercedes-Benz Actros 1844 LS. With fuel consumption of 19.44 liters of diesel per 100 km, the 40-ton semitrailer tractor holds the world record, equivalent to just 0.8 of a liter per 100 tonkilometers. Its CO_2 emissions are correspondingly low at 20.5 grams per ton of payload per kilometer. At Daimler therefore, the vision of a "one-liter" commercial vehicle is already reality.

BlueTec – a positive balance for operators and the environment.
More than 260,000 trucks, 17,000 Mercedes-Benz buses and 6,500 Setra buses are on the road in Europe with environmentally friendly, economical BlueTec diesel engines. Each vehicle emits approximately 60% less nitrogen oxide and 80% less particulate matter – these are advantages that the truck sector in the United States and Canada can now also enjoy. Daimler Trucks North America has launched the new Freightliner Coronado on the US market with BlueTec Technology tested over 28 million miles.

Alternative fuels. Less fuel consumption and emissions.

The development of fuels is inseparable from the development of drive systems. With new sources of energy, we utilize additional potential for reducing fuel consumption and emissions.

Regenerative hydrogen is the fuel of the future. Used in fuel-cell vehicles, it guarantees mobility free of pollutants and CO_2.

CNG (compressed natural gas) is a promising option because it contains less carbon than gasoline or diesel.

BTL fuels (biomass-to-liquid) of the second generation are largely CO_2 neutral, but are not in competition with the production of food or fodder and can be well adapted to the requirements of internal combustion engines.

GTL fuels (gas-to-liquid) are the cleanest and highest-quality sources of energy for diesel engines along with BTL fuels.


VEICOLO
NGT

Ecology, economy and practicality as standard equipment: the Mercedes-Benz Sprinter NGT with a bivalent natural-gas drive system.

» We accept the challenges of tomorrow with efficient, clean drive systems and alternative fuels. «

The best of two worlds.

Hybrid drive systems for additional efficiency improvements.


Shaping Future Transportation.



Daimler's unique modular hybrid component system is another pioneering achievement on the way to sustainable mobility that sets technical and economic benchmarks. And proof that more can be moved through a combination of strengths.

Hybrid drive. Combining technologies intelligently.

The modular Daimler hybrid component system offers enormous flexibility in terms of performance and range of application: Hybrid modules and batteries can be combined with various gasoline and diesel engines.

The modules range from the **start-stop function** to a combination of internal combustion engine and electric motor for **performance boosts,** or to **brake energy recuperation** or electric drive systems. Another option is the **plug-in hybrid**, which allows the battery to be recharged from an electric socket to increase a vehicle's range under electric power.

Three types of hybrid are in use: With the trucks, Daimler has decided in favor of the **parallel hybrid** system. Here, the electric motor is integrated into the drive train and generally supplies its energy parallel to the diesel engine. Daimler's hybrid buses use **serial hybrid**. A generator directly connected with the diesel engine supplies the energy for the electric motor. **Two-mode hybrids** combine those two approaches.


Hybrid

Roland Dold developed the Mercedes-Benz Atego BlueTec Hybrid in the Predevelopment department.



Top-class in terms of ecology: prototype production of the medium-duty Mercedes-Benz Atego BlueTec Hybrid, the winner of the Baden-Württemberg Environmental Technology Prize 2009.

» With the world's biggest fleet of hybrid commercial vehicles and a modular hybrid component system, Daimler already has its sights on the technology changeover to emission-free mobility. «

Mr. Dold, how important is hybrid technology as a milestone on the way to zero-emission vehicles?

Roland Dold: Hybrid drive is a bridge on the way to the drive systems of tomorrow. The Daimler hybrid component system offers potential today for all vehicles and driving situations. Hybrid solutions for cars are already on the market in the smart fortwo micro hybrid drive, the Mercedes-Benz S 400 HYBRID and the Mercedes-Benz ML 450 HYBRID. With city buses from Orion, trucks and vans from Freightliner, and light-duty trucks and buses from Fuso, Daimler has more hybrid commercial vehicles on the road than any other manufacturer.

The Baden-Württemberg Environmental Technology Prize 2009 was awarded to Daimler Trucks. What does that mean to you, as a predevelopment engineer for hybrid trucks?

Roland Dold: The prize makes us proud and is also an incentive. It shows that at Daimler we are on the right path to emission-free transport. As capital goods, trucks have to function perfectly always and everywhere, as well as fulfilling present and future environmental protection requirements. Our hybrid drive allows goods transport also in urban environmental zones. For example, the prizewinning Mercedes-Benz Atego BlueTec Hybrid has been on the road in urban tests with DHL, Deutsche Post's courier company, since 2009.

Hybrid trucks from Daimler operate with up to 20% less fuel and CO_2 emissions. What other advantages does hybrid offer?

Roland Dold: Trucks are subjected to the most varied demands in terms of areas of application, performance, superstructure or ancillary units, which Daimler serves with technically and economically sophisticated hybrid solutions. This results in significant advantages in practical operation: emission-free and quiet driving, waiting at red lights with the engine turned off, easier starting on steep hills because the electric motor immediately has full torque, as well as performance boosts and load shifts into areas optimized for fuel economy and low emissions. We are now using the knowledge gained from our 12-ton Atego hybrid fleet for heavy-duty Mercedes-Benz trucks and for all the other vehicles in the Daimler Group.

» The world's first series-produced automobile with hybrid drive and lithium-ion battery is from Mercedes-Benz. «

A Mercedes-Benz S-Class with superior performance and lower fuel consumption than some small cars shows that automotive fascination and responsibility for the environment are perfectly compatible also in the top models.

Safe and luxurious cars have a future. As a fuel-efficient luxury sedan with a gasoline engine, the Mercedes-Benz S 400 HYBRID launched in June 2009 is pioneering in many respects. It is the first European hybrid car produced in a large series and the world's first car produced in a large series with a lithium-ion battery.

The utmost comfort and outstanding performance. The future capabilities of the coming S-Class generations are also demonstrated by the Mercedes-Benz Vision S 500 Plug-in HYBRID. This technology-testing vehicle can travel up to 30 kilometers solely on electrical power and thus without any local emissions at all. Due to its efficient engine and the CO_2 bonus for battery-powered operation, it achieves fuel consumption of only 3.2 liters per 100 kilometers and CO_2 emissions of 74 g/km.

Hybrid trucks and buses from Daimler in leading positions. Daimler already presented its first commercial vehicle with hybrid drive in 1969. Today, we are the world's market leader with more than 4,000 hybrid trucks and buses in operation with our customers. Diesel savings of up to 30% can be realized, depending on the type of application.

Since 2008, Daimler Trucks' worldwide hybrid activities have been concentrated at the Global Hybrid Center in Kawasaki, accelerating the hybrid development of our truck brands Mercedes-Benz, Fuso and Freightliner. The Fuso Canter Eco Hybrid for example is already a great market success with 800 units sold worldwide. Ten of these hybrid trucks are currently participating in Europe's biggest fleet test in London. And in the United States and Canada, more than 2,600 Orion hybrid city buses are on the road.

The luxury class on the way to "three-liter" fuel consumption. The close-to-series-production Mercedes-Benz Vision S 500 Plug-in HYBRID.


PLUG-IN HYBRID


Europe's biggest fleet test of hybrid trucks. Ten Fuso Canter Eco Hybrid trucks are taking part in three-year road tests in London.


Trendsetters of urban mobility.
Electric and locally emission-
free with lithium-ion batteries.



London, Berlin, Rome. Europe's metropolises are driving into a green future – with less fuel and without local emissions. 100 battery-electric smart fortwo electric drive cars have been on the road in the British capital since 2007. And locally emission-free town cars from Daimler will soon be pointing the way ahead also in the United States.



On the test bench: a lithium-ion cellblock from the Mercedes-Benz S 400 HYBRID.

Lithium-ion batteries. Energy for a new era of mobility.

High-performance, reliable and competitive battery technology is essential for large-scale automotive electrification. In order to secure Daimler's pioneering role, we have acquired an equity interest in the Evonik subsidiary Li-Tec, we have founded the company Deutsche Accumotive, and we have agreed to collaborate with Tesla Motors Inc. Together, we are forging ahead with lithium-ion battery technology. This makes Daimler one of the world's few automobile manufacturers that develops batteries for automotive applications, with our own production planned as of 2012. The sale of such batteries to third parties is also planned for the future.

Lithium-ion batteries are at the heart of future electric drive: from hybrid to electric vehicles, from cars to commercial vehicles. The main advantages of these new high-tech-batteries are their compact dimensions combined with significantly higher power densities than conventional batteries can offer. Other advantages are their short charging times and long lives; they are also crash-proof, recyclable and work absolutely reliably irrespective of the climate.



Berlin. Just after 6:30 a.m. The first commuters reach Potsdamer Platz in their cars. Pedestrians walk by, passing vans and taxis. School children laugh as they get onto a bus – the only loud noise to be heard in the morning rush hour. All of the vehicles move almost silently and free of local emissions – a vision?

This is still a preview of the future of electric mobility, but the smart fortwo electric drive provides us with a good impression. This town car is already electrifying many cities and is the trendsetter for the urban mobility of tomorrow with its battery drive system. Since the end of 2009, we have been producing a small series of smart fortwo ed cars that are fully suitable for every-day use with innovative lithium-ion batteries; selected customers are testing the cars. This model will be generally available as of 2012. And the Sprinter will be the first electric van from Mercedes-Benz to be used in road tests with customers in 2010.

London. Since 2007, 100 smart fortwo electric drive cars of the first generation have been on the road in Daimler's pilot project for battery-electric drive.
An additional advantage in the British capital city: The smart ed is exempt from inner London's congestion charge.

Berlin. With the smart ed of the latest generation and the battery-charging infrastructure from RWE, we are starting the next stage of practical, intelligent and customer-friendly electric mobility in the "e-mobility Berlin" project.
Charging up and paying for ecological electricity at the 500 public charging points or at one's own charging point in the garage is as easy as using a mobile phone. The goal of this joint project is to further optimize the interaction between the required charging infrastructure and Daimler's vehicle technology.

Rome, Milan, Pisa. Italian lifestyle includes electric mobility as of 2010. In the "e-mobility Italy" project, more than 100 smart and Mercedes-Benz electric cars will be on the road in these three cities. Enel, Italy's biggest power company, has installed 400 of its own charging points as a tailored solution to the special situation in Italy's cities.

Stuttgart. Locally emission-free goods transport started in 1972 with the use of a Mercedes-Benz electric van at the Olympic Games in Munich. Mercedes-Benz is now producing 50 Sprinters with purely electric drive, which will be handed over to customers for trials in 2010. This pioneering Daimler project is supported by the Federal Ministry for the Environment. Our goal is to reach series maturity with these vehicles with technically and economically perfect solutions.

» People and metropolises in e-motion with battery-electric drive from Daimler. «


electric drive

Questions for test customer Rolf Bauer, artist and owner of a film dubbing studio in Berlin:

What do you particularly like about the new smart fortwo electric drive?
Rolf Bauer: I have always been a smart fan and am delighted that I can be a trendsetter with the new smart fortwo electric drive and can already experience the most economical and environmentally compatible form of mobility.

How practical is your town car?
Rolf Bauer: The electric smart is ideal for the city; it's a lot of fun to drive and I can cover 135 km with no local emissions before having to recharge the battery.

Heading for new horizons.

The fuel cell is the driver of locally emission-free mobility.

With more than 100 Mercedes-Benz vehicles with fuel cells and 4.5 million test kilometers driven, Daimler has the world's best-tested fuel-cell fleet. The high performance of fuel cells is more evidence of this technology's strengths – and of the strength of our innovations.


zero emission



Emission-free, quiet, safe and convenient – the fuel-cell systems from Daimler.

Fuel cells. Environmentally friendly and efficient.

Electric vehicles with fuel cells create their own electricity on board and are well suited for long-distance driving with their long ranges and short refueling times. Their fuel is hydrogen, which generates electricity in the fuel cells for the electric motor. The technology has proven to be extremely efficient because fuel cells' efficiency is about twice as high as that of modern internal combustion engines. Another advantage is that there are no local emissions; the exhaust gas consists solely of water vapor. If the hydrogen is gained from regenerative energy sources, the ecological balance is thoroughly positive.

As a pioneer of sustainable mobility, we have been focusing on this key technology since 1994 with our first fuel-cell vehicle, the Mercedes-Benz NECAR 1. Today, Daimler's fleet of fuel-cell vehicles is the best tested in the world. We are working on making automotive applications of fuel cells even more reliable and less expensive. With numerous patents, Daimler is the global technology leader for fuel cells in automotive applications, and this is strengthening the pioneering role of our premium brand, Mercedes-Benz.

Hydrogen + Oxygen = Energy. Our activities focus on innovative fuel-cell systems for cars and commercial vehicles, whose efficiency, lifetime and safety we continue to enhance.

3 minutes to fill up, 400 km range, zero emissions. The age of H_2 mobility has begun, and the new Mercedes-Benz B-Class F-CELL is a significant technology stepping stone on the way there. 200 cars manufactured under series conditions and fully suitable for everyday use, equipped with the latest generation of fuel cells, will impress our customers as of 2010 with typical Mercedes comfort, superior performance, long lifetime and a respectable range of 400 kilometers.

H_2 Mobility: Daimler fuel-cell vehicles and hydrogen infrastructure. We have proven the practicality of Daimler fuel-cell vehicles. To turn emission-free driving into reality, a nationwide network of hydrogen filling stations is now necessary.
This is planned for Germany parallel to the commercialization of fuel-cell vehicles in the context of H_2 Mobility by the end of 2011. Apart from Daimler, the initiative includes the companies EnBW, Linde, OMV, Shell, Total and Vattenfall.

Green light for local transport without CO_2 & Co. Locally emission-free, nearly silent and with even lower fuel consumption: The Mercedes-Benz Citaro FuelCELL-Hybrid is the first fuel-cell hybrid bus from Mercedes-Benz. It combines the elements of tried-and-tested Mercedes-Benz fuel-cell buses, the diesel-electric Citaro G BlueTec Hybrid and technical further developments into a completely new drive concept. The Citaro FuelCELL-Hybrid emits no pollutants at all while in operation and moves almost silently. The first of these buses will go into operation with public transport companies in Europe in 2010.

» The emission-free fuel cell is the drive technology of the 21st century. «


Efficiency. Zero Emissions

“As the driving force of fuel-cell technology, we are working with one of the best teams in the world to put fuel cells on the market in large numbers in all types of vehicle by the year 2015.”

Dr. Christian Mohrdieck, Head of Fuel Cell & Battery Drive Development

The Road to Emission-free Mobility.

Our inspiration for today and tomorrow.

We invented the automobile and we will continue reinventing it. With enthusiasm and passion.

We want to secure mobility also for the coming generations with our innovative and sustainable vehicle concepts. With a unique product mix and various drive concepts, we offer solutions for the automotive demands of today and tomorrow.

The Vision of Accident-free Driving. Pioneering achievements of Daimler and its brands.

With pioneering milestones, Daimler will continue to make the mobility of the future safer. Our holistic strategy focuses on the following aspects:

- Permanently relieving the driver of stress
- Actively mastering difficult situations with the vehicle
- Providing optimal protection for road users


1959 - 1980
1959: The world's first car with a safety body featuring a robust occupant cell and crumple zone
1964: First bus or coach with wear-free brakes (retarder)
1978: World premiere of the anti-lock braking system (ABS) for cars
1980: Airbag and seatbelt tensioner available in a standard production car for the first time
The ABS system developed by Daimler prevents the wheels from locking up under braking. This means the car can be steered even during an emergency stop.
1981 - 1994
1981: Daimler puts the first ABS for commercial vehicles on the market.
1984: ABS is standard equipment on all Setra buses.
1987: First anti-slip regulation (ASR) for commercial vehicles
1995 - 1997
1995: First electronic stability program (ESP®)
1996: Series launch of Brake Assist (BAS) as a world first in cars
The ESP® driver assistance system applies the brakes to wheels individually in critical situations to prevent the vehicle from skidding. This allows the driver to keep control of the vehicle.
1998
First Tridion safety cell in the smart
Adaptive airbag in the S-Class
Window bags in the E-Class
1999 - 2001
1999: All Mercedes-Benz cars equipped with ESP® as standard equipment
2000: First Lane Keeping Assist for trucks
2001: Telligent stability control for trucks and buses



2002 - 2005

2002: First anticipatory occupant protection system for cars: PRE-SAFE®

2003: ESP® is standard equipment in all coaches

2005: Brake Assist Plus warns of impending collisions visually and acoustically

2005: NECK-PRO crash-active head restraints for the first time in the E-Class

2005: Adaptive brake lights standard equipment in the S-Class

2006 - 2008

2006: PRE-SAFE® brakes in cars: autonomous partial braking

2006: Active Brake Assist (ABA) for Mercedes-Benz trucks

2006: Adaptive headlamp technology: Intelligent Light System

2007: Front Collision Guard (FCG) in buses: protection against colliding with the vehicle ahead

2008: Active Brake Assist (ABA) presented for the first time in the Mercedes-Benz Travego

2009

New in Mercedes-Benz cars: ATTENTION ASSIST drowsiness detection, autonomous emergency stopping in dangerous situations with PRE-SAFE® brakes and Night View Assist PLUS with pedestrian recognition

Pioneer in pedestrian protection: The adaptive hood expands the crumple zone in the case of an accident

In the Mercedes-Benz E-Class and S-Class: video-based Speed Limit Assist

Presentation of ESF 2009 experimental safety vehicle

Active Brake Assist (ABA) is standard equipment in coaches with distronic cruise control

2010

F800 research vehicle with innovative safety technology such as the traffic jam assistant

New Setra TopClass bus with Front Collision Guard (FCG) for North America

After 2010

Today in the Mercedes-Benz experimental safety vehicle ESF 2009 and tomorrow on the road as another milestone of automotive safety from Daimler: PRE-SAFE® Structure, Braking Bag, PRE-SAFE® Pulse, Interactive Vehicle Communication and Spotlight Function. More on pages 42/43.


Safety Coach

Confident with safety.

Mastering danger with safety systems from Daimler.


Safety Van
S DL 3248

Our pioneers started the ball rolling in the field of automotive safety. With our Safety Truck, Safety Van and Safety Coach, we continue to pursue the goal of making the mobility of the future safer.



The avoidance assistant for pedestrian protection: Today undergoing intensive tests on the Daimler test track, this groundbreaking technology will prevent many accidents involving pedestrians in the future.

» Every accident is one accident too many. That's why we give our automobiles senses and intelligence. «

Safety systems. Pioneering and innovative.

Daimler defines safety as a holistic task. This issue encompasses everything that's important for the safety of the occupants and other road users. Our integral safety concept includes active and passive safety systems and focuses on four phases.

Driving safely: Avoiding danger, providing timely warnings and assistance. Active safety technologies such as ESP® and Brake Assist help to avoid accidents.

In danger: Acting preventively with PRE-SAFE®, the key technology for preventive occupant protection and the synergy of active and passive safety.

In an accident: Needs-oriented protection with airbags, automatic seatbelts, seatbelt tensioners and seatbelt force limiters give Daimler vehicles a high level of safety.

After an accident: Rescuing accident victims quickly and avoiding more serious injuries, for example by automatically switching on the hazard warning lights and switching off the engine and the fuel pump.

» Mercedes-Benz ESF 2009 experimental safety vehicle: Daimler spirit for fascinating technologies. «

Daimler has developed more than 30 experimental safety vehicles since the nineteen-seventies. Many of the developments first seen in those vehicles such as ABS, driver's airbag or seatbelt tensioners are today taken for granted in nearly all cars worldwide.

How can even more vehicle safety and even lower fuel consumption achieve perfect harmony?

Our ESF 2009 on the basis of a Mercedes-Benz S 400 HYBRID makes it possible to experience the potential of Daimler's research and development work already today, and opens up fascinating perspectives on the technologies and products of tomorrow. New technologies in the ESF 2009 include:

PRE-SAFE® Structure. The metal structures of our PRE-SAFE® Structure are folded into the bodywork to save space. If their protective effect is required, the metal profiles unfold within fractions of a second, similar to an airbag. This highly resistive structure stabilizes the bodywork and protects the occupants in a crash – all without taking up more space or adding weight.

Braking Bag. This "braking parachute" for cars is a new kind of braking system. If the system predicts an unavoidable accident, a braking plate under the vehicle is pushed against the road surface.

Interseat Protection: This innovative separation bag prevents vehicle occupants from injuring each other in an accident.





In order to make mobility as safe as possible, Daimler mitigates treacherous situations with intelligent assistance and protection systems. With the help of the latest camera sensors and computing methods, our vehicles will be able to react to to dangers automatically in the future. These extremely fast and reliable systems will help to prevent traffic accidents.

As a result of the close interplay between our research and development activities, we can make use of innovative safety systems for all types of vehicles and deploy them faster as standard equipment, because no other automotive company has such a broad range of cars, trucks, vans and buses. The way to the market is made even smoother by Daimler Financial Services. For example, we offer ourcustomers in more than 20 countries favorable insurance premiums for their new Mercedes-Benz E-Class cars with safety packages, and we provide our truck fleet customers with financial services to enhance planning certainty for their transport resources.

Intelligent cars can save lives. Innovative safety systems such as ABS, ESP®, PRE-SAFE® and DISTRONIC PLUS ensure the legendary Mercedes-Benz safety standards in the new E-Class for example.

The avoidance assistant that our research engineers are working on primarily addresses accidents involving pedestrians, which account for 14% of all fatal accidents in Germany. The camera of the avoidance assistant monitors the area in front of the vehicle and identifies pedestrians and their direction of movement in order to compute the possibility of a collision in real time. Using this information, it initiates suitable measures to prevent an accident: by automatically applying full braking pressure or, if that would be insufficient to prevent the accident, with an automatic avoidance maneuver.
Our analyses show that about half of all accidents involving pedestrians crossing from the right can be avoided in this way.

Daimler commercial vehicles safer than ever. Even though trucks and vans are only involved in approximately one seventh of all accidents and buses are deemed to be the safest form of road transport by far, the personal and economic consequences of those accidents are more serious. This is why Daimler offers safety packages tailored for every requirement and application with its Safety Truck, Safety Van and Safety Coach. And with our new assistance and safety systems, we are getting that bit nearer to our vision of accident-free driving.

For example, driver and tour guide in the Mercedes-Benz Travego and Setra Top-Class coaches are perfectly protected in an accident involving the vehicle in front by our patented Front Collision Guard. And the safety package of the Mercedes-Benz Sprinter with adaptive ESP® sets the benchmark: The system recognizes the van's load and can thus react even faster in critical situations.

Daimler's Active Brake Assist (ABA) is still unparalleled in the entire commercial vehicle sector. Together with our Telligent® braking system, it automatically initiates an emergency braking maneuver in the Mercedes-Benz Actros and in Mercedes-Benz and Setra coaches if a collision with the vehicle in front is impending.
The system cannot always avoid accidents, but it helps to substantially reduce speed on collision and thus the seriousness of accidents' consequences.

See, recognize, understand, act – the intelligent Active Brake Assist in Daimler trucks and coaches can prevent collisions with the vehicle in front.



This delays the impact, improves the effect of the restraint systems, prevents the typical diving motion in a crash and thus alleviates the consequences of the accident.

Interactive Vehicle Communication. A sudden traffic jam, ice on the road after a curve or an approaching police car: The ESF 2009 can automatically receive and transmit such warnings. Cars that communicate with each other are currently undergoing the biggest trials of this kind in the world in Frankfurt am Main.

PRE-SAFE® Pulse. The further development of PRE-SAFE® automatically moves the occupants out of the danger zone and towards the middle of the car, and can thus reduce the strain on the upper body in the case of a side impact.

Partial Full Beam. The adaptive LED headlight will make the night even lighter in the future. Due to the automatic adjustment of the headlights to oncoming traffic, the driver can leave the full beam switched on all the time. In addition, a special spotlight function focuses on potential sources of danger.

"Our enormous enthusiasm for the issue of safety as a core competence of Mercedes-Benz was ever present in the ESF 2009 team."

Michael Fehring, ESF 2009 project manager


ESF2009

Pioneering technologies – We set global benchmarks.



Innovations from Daimler offer the customer clear benefits. At the same time, they give the Daimler Group crucial competitive advantages for the future. The success of our intensive development work can be seen in our latest research vehicle, the Mercedes-Benz F 800. A multitude of new drive and safety features are combined in this car. These visions will later be turned into products.



Assembly of the F 800 – Intensive teamwork between the departments Research/Predevelopment and Design.

» The future of the automobile begins today. With the F 800 Style, we open up a real view onto future premium mobility. «

Daimler research vehicles. Shaping the future.

Research is the driver of our progress. The groundbreaking inventions of our pioneers Gottlieb Daimler and Carl Benz were the start of a long tradition – and research and innovation still supply the impetus for our success today. With the creation of trendsetting vehicle concepts, Daimler is shaping the car of the future. Mercedes-Benz research vehicles put new and unusual technologies into tangible, drivable and appraisable form.

Questioning convention and stimulating amazement and enthusiasm with revolutionary solutions is part of our visionary way of thinking about the car of the future. Many systems from the research vehicles are standard equipment in Mercedes-Benz cars today and set trends in the market, such as the DISTRONIC cruise control. It was first tested in 1991 in the F 100 and was launched on the market in 1998 in the S-Class. Right through to the current F 800 Style, our series of research vehicles shows how consistently and farsightedly the Daimler engineers develop innovative solutions for the future. And how effectively the transfer of knowledge takes place from the research laboratories into series production.

Sporty, cultivated elegance and a green drive system. The five-seat F 800 Style interprets responsibility and fascination in a surprising new way – it brings efficiency and elegance into harmony. The F 800 Style shows our perspectives for the premium sedan of the future.

Flexible and ecological – the multi-drive-system platform. This globally unparalleled vehicle architecture is suitable for both fuel-cell drive with a range of nearly 600 kilometers free of local emissions, as well as for use as a plug-in full hybrid which can drive up to 30 kilometers in pure electric mode. So urban and long-distance drivers are mobile without any local emissions, while enjoying a dynamic driving experience at premium level.

Intelligent and exemplary – the display. With this novel control and display concept, the focus is for the first time on electric driving and offers a comfortable and clear presentation of all relevant information. For example, range-on-map shows the available radius of action in purely electric mode on a map.

Intuitive and simple – the Cam-Touch-Pad. The Cam-Touch-Pad HMI recognizes finger movements on the touch control surface such as wipe, push, turn and zoom, and allows the intuitive control of air conditioning, telephone, audio and navigation system as well as Internet access. The control unit consists of a touchpad in the central console and a camera that makes video recordings of the user's hand on the touchpad. Because operation is simple and convenient and therefore diverts the driver's attention less from the traffic situation, this system also contributes to further improvements in active safety.

Safe and convenient – the DISTRONIC PLUS traffic-jam follower assistant. The further development of DISTRONIC PLUS is the world's first system that can not only automatically follow the car in front in a straight line, but also in curves.

"The exciting coupe-type emphasis of the roof line and the balanced proportions create a sporty and powerful image which is a further development of the Mercedes-Benz shape and underscores the car's dynamic character. The F 800 Style has a fascinating combination of elegance and efficiency and communicates both style and assertiveness."

Mercedes-Benz Head of Design
Prof. Gorden Wagener

Bionic structures in the interior – the design underscores the innovative lightweight construction methods used in the vehicle.



Fingertip control – in both the installation and the later use of the Cam-Touch-Pad HMI.



Visions for the 21st century. New safety concepts for accident-free driving.

Safety will continue to enjoy the utmost priority at the Daimler Group.

We drive progress forward with groundbreaking ideas for even better active and passive safety – and we are absolutely determined to retain our leading role within the automotive industry also in the future.

Q1


DAIMLER
Daimler Tractocamiones
Planta Saltillo


DAIMLER




Q2









Important Events in 2009

First quarter of 2009 – Q1

Daimler receives award for commitment to innovation. In the context of the "29th German Industry Innovation Prize," Daimler is awarded the "Decade Prize," which is given only every ten years, in recognition of its long-term, consistent and successful innovation strategy.

New truck plant opened in Mexico. The new plant in Saltillo, Mexico, improves Daimler Trucks' competitive position on the North American continent. Up to 30,000 Freightliner Cascadia trucks will roll off the new assembly lines in Saltillo each year, destined for the US, Canadian and Mexican markets.

Start of leasing business in China. Mercedes-Benz Auto Finance China (MBAFC), a subsidiary of Daimler Financial Services AG, becomes the first auto financer to provide vehicle leasing in China.

Aabar becomes a major Daimler shareholder. Aabar Investments PJSC of Abu Dhabi acquires 9.1% of the share capital of Daimler AG by way of a capital increase. As a result, Daimler AG receives a cash inflow of €1.95 billion.

Operating loss of €1.4 billion in first quarter. The global financial and economic crisis and the difficult market situation have a significant impact on the Daimler Group's profitability in the first quarter of 2009.

Second quarter of 2009 – Q2

Successful start of the new E-Class. 350,000 existing and potential customers come to the presentation of this new car in Germany. When deliveries begin, 50,000 orders have already been placed for the E-Class sedan.

Cost savings of €4 billion announced. Daimler decides on a comprehensive package of measures to reduce costs. The main actions taken include a temporary reduction in working hours.

Daimler takes over commercial vehicle project in India. The Hero Group transfers its 40% share of the joint venture "Daimler Hero Commercial Vehicles Ltd." to Daimler. Nonetheless, Daimler Trucks will continue to expand its activities in India.

Realignment of Mitsubishi Fuso Truck and Bus Corporation. MFTBC reacts to structural changes in the worldwide truck market. Measures have been initiated with the aim of improving earnings by €760 million per annum as of 2011.

Enthusiastic response to S 400 HYBRID. The world's first series-production automobile with hybrid drive and lithium-ion battery meets with great customer interest.

Daimler acquires an interest in Tesla. Tesla Motors Inc. is currently the only manufacturer selling battery-powered vehicles in North America and Europe that are capable of long journeys. Daimler and Tesla intend to cooperate closely on battery systems, electric drive and several vehicle projects.

Third quarter of 2009 – Q3

Support for Daimler's hybrid and natural-gas trucks. The US Department of Energy supports the production and sale of more than 600 vehicles from Daimler Trucks featuring hybrid drive or alternative fuel technologies.

Daimler presents numerous innovations at the Frankfurt Motor Show. Mercedes-Benz premieres two cars at the Frankfurt Motor Show: the SLS AMG and the new E-Class station wagon. At the same time, it presents milestones on the way to emission-free mobility such as the B-Class F-CELL, the BlueZERO E-CELL PLUS concept and the S 500 Plug-in HYBRID.

Start of financing business in the United Arab Emirates. In cooperation with the local Mercedes-Benz importers, Daimler Financial Services starts business in the United Arab Emirates, the most important market for Mercedes-Benz in the Middle East.

Daimler receives the eSafety Award. In recognition of many years of commitment and a pioneering role in the introduction of automotive technologies designed to improve traffic safety, Daimler receives the eSafety Award from the EU Commission in the "Industry & Technology" category.

Daimler is profitable again. The Group achieves EBIT of €470 million in the third quarter of 2009. Mercedes-Benz Cars posts its highest monthly revenue of the year to date in September and also achieves significantly positive earnings.

Fourth quarter of 2009 – Q4

Daimler brand Fuso sells first hybrid trucks in Europe. The Fuso Canter Eco Hybrid is the first series-produced hybrid truck to be delivered to a customer in Europe. This light-duty truck is equipped with a parallel-hybrid system, which significantly reduces its fuel consumption and emissions.

Foundation stone laid for new Mercedes-Benz plant in Hungary. As of 2012, the successor models to today's A-Class and B-Class cars will be assembled in Kecskemét, Hungary. This new plant will operate in conjunction with the plant in Rastatt, Germany, which is Daimler's competence center for compact cars. Daimler will invest approximately €800 million in the new plant in Hungary.

Realignment of Formula 1 involvement. Mercedes-Benz will compete in the Formula 1 World Championship with its own team as of 2010. Daimler and Aabar Investments PJSC will together take over 75.1 percent of Brawn GP, whereby Daimler will acquire 45.1 percent and Aabar will acquire 30 percent.

First trials of Mercedes-Benz hybrid bus. The hybrid-drive technology of the Mercedes-Benz Citaro G BlueTec Hybrid bus allows operation for significant distances without emitting any pollutants and reduces the already-low diesel consumption of this city bus by up to 30%.

car2go in USA. Following the successful launch in Ulm, Daimler starts a pilot scheme for the innovative car2go mobility concept in the United States in close collaboration with the city of Austin. The project starts with 200 smart fortwo cars - at first for a specific group of users.

Electric smart goes into series production. The new smart fortwo electric drive rolls off the assembly lines in Hambach, France. The second-generation smart fortwo with electric drive uses an innovative, highly efficient lithium-ion battery.

Daimler and Kamaz expand their cooperation. Two joint ventures are established with the aim of achieving better penetration of truck and bus markets in Russia.

Production start of a small series of the B-Class F-CELL. This environmentally friendly electric vehicle with fuel cells delivers a strong driving performance and a range of 400 kilometers.

Decision on reorganization of production structure. As of 2014, production of the C-Class for the European market will be concentrated at the Bremen plant. The US market will be supplied from the plant in Tuscaloosa, USA, in the future.

Q3






S MC 197





Q4









Daimler Shares. Financial and economic crisis causes high volatility in capital markets. Above-average development of Daimler's share price after low for the year in March. Aabar Investments becomes new major shareholder. Comprehensive investor relations activities.

Development of Daimler's share price and major indices

	End of 2009	End of 2008	09/08 % change
Daimler's share price (in €)	**37.23**	26.70	+39
DAX 30	**5,957**	4,810	+24
Dow Jones Euro STOXX 50	**2,966**	2,451	+21
Dow Jones Industrial Average	**10,428**	8,776	+19
Nikkei	**10,546**	8,860	+19
Dow Jones STOXX Auto Index	**236**	200	+18

Key figures per share

Amounts in €	2009	2008	09/08 % change
Net profit (loss), (basic)	**(2.63)**	1.41	.
Net profit (loss), (diluted)	**(2.63)**	1.40	.
Dividend	**0.00**	0.60	.
Shareholders' Equity (Dec. 31)	**29.99**	33.93	-12
Xetra share price: year-end [1]	**37.23**	26.70	+39
Highest [1]	**37.65**	64.68	-42
Lowest [1]	**17.44**	19.35	-10

1 Closing prices

Stabilization of world economy leads to positive stock market developments. The dramatic price falls on worldwide stock exchanges that occurred in the year 2008 at first continued at the beginning of 2009 due to the global financial and economic crisis. At that time, numerous analysts feared that a lasting recession might occur. Following the substantial share-price losses of the year 2008, the main German share index (DAX) fell again by about a quarter in the first two and a half months of the year 2009.

Sentiment in the global capital markets then began to improve towards the end of the first quarter of 2009 and share prices started an upward trend again in March. Many market players began to assume that the world economy would bottom out during the year and that a slight recovery would commence in the second half of 2009. These assessments were increasingly backed up by the positive development of major economic indicators. More positive expectations were supported by state economic stimulus programs and central banks' policy of reviving credit markets with the help of historically low interest rates. In this environment, risk aversion subsided again and investors began to place the high volumes of available liquidity into equities. Cyclical stocks benefited in particular from the improving economic outlook. Shares in automotive and financial companies were especially in demand and developed better than the market in general after reaching their lowest levels in March.

In the middle of the year, there were some slight temporary falls in share prices due to uncertainty about how sustained the economic recovery would be. After that, many large investors began to increase the ratios of equities in their portfolios again during the third quarter. This led to further significant price gains on the world's stock markets, which were then supported by improving macroeconomic data. At the end of the year, increasing numbers of market players started to anticipate an early recovery of commercial vehicle markets, providing additional support for the shares of commercial vehicle manufacturers and thus also of Daimler AG.

Daimler's share price up by 39% in 2009. In the generally negative stock market environment of the first several weeks of the year 2009, Daimler's share price came under pressure and fell to €17.44 at the beginning of March, its lowest level of many years. However, the share price profited more than the market in general from the subsequent economic stabilization and stock market revival. Our half-year results then confirmed the capital market's assessment that the savings actions we had initiated were having positive effects and that the Group was on its way back into the profit zone. Our third-quarter results were a positive surprise for many market players, in terms of both earnings and the free cash flow of the industrial business. Daimler's share price reached a new high for the year of €37.62 on the day the preliminary Q3 results were disclosed. Following a brief period of general stock-market consolidation, our share price rose again to its peak for 2009 of €37.65 shortly before the end of the year.

Daimler share price (high/low), 2009
in €



40
35
30
25
20
15
10
5
0
1/09
2/09
3/09
4/09
5/09
6/09
7/09
8/09
9/09
10/09
11/09
12/09

Share price index, 2009



Daimler AG
Dow Jones STOXX Auto Index
DAX
140
130
120
110
100
90
80
70
60
12/31/08
2/27/09
4/30/09
6/30/09
8/31/09
10/30/09
12/31/09

Daimler's share price climbed by 39% over the year as a whole. This was significantly better than the development of the DAX and the Dow Jones STOXX Auto Index, which rose in 2009 by 24% and 18% respectively.

At the end of 2009, Daimler's share price closed at €37.23 in Xetra trading in Frankfurt and at US $53.30 in New York. This was equivalent to a market capitalization of €38.1 billion or US $54.6 billion.

In the first few weeks of the year 2010, stock markets and the euro came under considerable pressure due to increasing concerns about the high levels of debt of certain European countries.

No dividend distribution. In view of the Group's net loss of €2.6 billion, the Board of Management and the Supervisory Board have decided to pay no dividend for the year 2009. This is solely due to last year's business development and earnings situation and is not related to our expectations for the year 2010. In the coming years, we want our shareholders to participate in appropriate form in Daimler's profits once again.

Broad shareholder base with Aabar as a new major shareholder. Daimler continues to have a broad shareholder base of approximately 1.2 million shareholders. In March 2009, an indirect subsidiary of Aabar Investments PJSC (Aabar), Abu Dhabi, purchased 96.4 million newly issued shares in the context of a capital increase, and thus acquired a 9.1% equity interest in Daimler. Aabar and its parent company, International Petroleum Investment Company (IPIC), are investors with a long-term orientation and pursue a strategy of acquiring interests in companies with leading positions in their market segments. In addition to providing an inflow of new equity capital of €1.95 billion, Aabar's entry will help us to strengthen our activities in the Middle East within the framework of a strategic cooperation. The Kuwait Investment Authority continues to be a stable Daimler shareholder with an equity interest of 6.9%.

BlackRock Inc., New York, has notified us that it holds 3.9% of Daimler's shares as of December 1. Capital Research and Management Company, Los Angeles, reduced its Daimler shareholding to below the statutory disclosure threshold of 3% in November.

In total, institutional investors held 63% of our shares and retail investors held 21% on the balance sheet date. Approximately 67% of our equity was in the hands of European investors and approximately 17% was held by US investors.

Key figures

	End of 2009	End of 2008	09/08 % change
Share capital (in millions of €)	**3,045**	2,768	+10
Number of shares (in millions)	**1,061.2**	964.6	+10
thereof treasury shares	**37.1**	37.1	0
Market capitalization (in billions of €)	**38.1**	24.8	+54
Number of shareholders (in millions)	**1.2**	1.3	-8
Weighting in share indices:			
DAX 30	**5.98%**	5.38%	
Dow Jones Euro STOXX 50	**2.05%**	1.88%	
Long-term credit ratings:			
Standard & Poor's	**BBB+**	A-	
Moody's	**A3**	A3	
Fitch	**BBB+**	A-	
DBRS	**A (low)**	A (low)	

Stock-exchange data for Daimler shares

ISIN	DE0007100000
German securities identification number	710000
CUSIP	D1668R123
Stock-exchange symbol	DAI
Reuters ticker symbol	DAIGn.DE
Bloomberg ticker symbol	DAI:GR

The weighting of Daimler shares in major indices increased slightly during 2009 due to the positive development of our share price, although the free float actually decreased. In the German DAX 30 index, our stock was ranked in sixth position with a weighting of 5.98% at the end of the year (end of 2008: 5.38%). In the Dow Jones Euro STOXX 50 index, Daimler shares were represented with a weighting of 2.05% (end of 2008: 1.88%).

Daimler shares are listed in Frankfurt, Stuttgart and on the New York Stock Exchange (NYSE). Stock-exchange trading in the year 2009 amounted to 1,830 million shares in Germany (2008: 2,791 million) and 87 million shares on the NYSE (2008: 120 million). In addition, Daimler shares were increasingly traded on newly created multilateral trading platforms and in the over-the-counter market.

Positioning in sustainability indices. In the OEKOM Research ratings, Daimler once again obtained "Prime Investment Status," but this time with a significantly improved overall rating of B- on a scale of A+ to D-. Daimler shares were also included for the fifth time in the Dow Jones Sustainability Index (DJSI), one of the world's leading indices of its kind. Compared with the prior year, we succeeded in raising our points total in the DJSI from 76% to 89%, so Daimler shares are now only two percentage points behind the industry leader. This makes us a member of DJSI WORLD, but by a very small margin we missed inclusion in the smaller European index, the DJSI STOXX.

Shareholder structure as of December 31, 2009
By type of shareholder

Aabar Investments PJSC*	9.1%
Kuwait Investment Authority	6.9%
Institutional investors	63.1%
Retail investors	20.9%

* according to notification of March 25, 2009 pursuant to Sections 21 ff of the German Securities Trading Act (WpHG)

Shareholder structure as of December 31, 2009
By region

Germany	36.4%
Europe, excluding Germany	30.1%
USA	17.4%
United Arab Emirates	9.1%
Kuwait	6.9%
Rest of the world	0.1%

Annual Meeting with high level of visitor interest. The Annual Meeting held at the International Congress Centrum (ICC) in Berlin on April 8, 2009 was attended by 7,000 shareholders. We once again made use of this opportunity to present the Group's broad product range and technology expertise to the shareholders. With 41.6% of the share capital represented at the Annual Meeting, shareholder representation was close to the level of the prior year (42.5%). In the voting on the items of the agenda, the shareholders adopted the recommendations of the management with large majorities.

Invitations to the Annual Meeting including the agenda and an explanation of conditions for attendance are generally sent out to the shareholders one and a half months before the date of the Annual Meeting. The shareholders are able to exercise their voting rights in person at the Annual Meeting or through a proxy of their own choice or through a voting proxy appointed by Daimler who is bound by their voting instructions. Directly after the Annual Meeting, we report on shareholder attendance and the results of voting on the Internet. All documents and information on this subject are available at www.daimler.com/ir/am.

Comprehensive investor relations activities. In the past year, the Investor Relations department once again provided timely information on the development of the Group to institutional investors, analysts, rating agencies and retail investors. Our communication activities for institutional investors and analysts included roadshows in the major financial centers of Europe, North America, Asia and Australia, as well as large numbers of one-on-one meetings. We carried out presentations of the Group in the context of investor conferences, in particular during the international motor shows in Detroit, Geneva and Frankfurt. We regularly reported on our quarterly results and on important changes at the Group via conference calls and Internet broadcasts. The presentations can be seen on our website at www.daimler.com/investor.

The main subject areas for capital-market communication included the current development of the Group and the outlook for full-year 2009. These investor relations events were supplemented by presentations and test drives with the new Mercedes-Benz E-Class.

New look for Internet website. Daimler's website was fundamentally modernized at the end of 2009 with a new page layout and additional facilities, making the overall experience even more user-friendly. In the International ARC Awards honoring the world's most outstanding annual reports, our interactive Annual Report was voted the world's best online annual report in the Automobiles & Trucks category for the fourth time in succession.

Another increase in the number of online shareholders. Our electronic information and communication service was as popular as ever in 2009. The number of shareholders registered in Daimler's e-service had increased to 100,000 by the end of the year.

Of that total, approximately 85,000 shareholders received their invitations to the Annual Meeting by e-mail instead of by post in 2009, thus helping to protect the environment and to reduce costs.

Access to the e-service for shareholders and further information on it can be found on our website at https://register.daimler.com.

Daimler sold 1.6 million vehicles in a very difficult environment in 2009. This was significantly lower than the prior-year number of 2.1 million. Revenue decreased by 20% to €78.9 billion. **Our operating result (EBIT) improved as the year progressed and was positive in the third and fourth quarters.** But due to the high losses in the first half of 2009, full-year EBIT was negative at minus €1.5 billion and the Group recorded a net loss for the year of €2.6 billion. The main reasons for the very weak development of business and profitability in the first half of the year were the severe impact on automotive markets of the global financial and economic crisis. We reacted to this situation quickly and effectively: By taking additional measures to reduce costs as a supplement to the efficiency-enhancing programs already in place, we saved €5.3 billion. At the same time, we pushed forward with the development of new products and expanded in new sales markets. We were therefore able to start the year 2010 with confidence. Daimler has strong brands, exciting products, the right technologies and a sound financial basis – the best preconditions for us to successfully meet the challenges ahead.


S QT 1450

Management Report

The Remuneration report in the Corporate Governance section on pages 156 ff is also a part of the Management Report.

Business and General Conditions

The Group

Daimler AG is the parent company of the Daimler Group and is domiciled in Stuttgart. The main business of the company is the development, production and distribution of cars, trucks and vans in Germany and the management of the Daimler Group. In addition to Daimler AG, the Daimler Group includes all of the subsidiaries throughout the world in which Daimler AG has a direct or indirect controlling interest. With this management report, we have made use for the first time of the possibility to combine the management reports of Daimler AG and the Daimler Group.

Daimler can look back on a tradition covering almost 125 years, a tradition which extends back to Gottlieb Daimler and Carl Benz, the inventors of the automobile, and features pioneering achievements in automotive engineering. Today, the Daimler Group is a globally leading vehicle manufacturer with an unparalleled range of premium automobiles, trucks, vans and buses. The product portfolio is completed by a range of tailored automotive services. Through a subsidiary, Daimler holds a 22.5% equity interest in the European Aeronautic Defence and Space Company (EADS), a leading company in the aerospace and defense industries. In economic terms, Daimler owns a 15% stake in EADS, because a consortium of national and international investors owns a one-third interest in the subsidiary that holds the EADS shares. Daimler also holds a 28.4% equity interest in Tognum AG, one of the world's leading producers of off-highway engines.

Daimler is active in nearly all the countries in the world, with strong brands and a comprehensive portfolio of vehicles ranging from small cars to heavy trucks, complemented by services along the automotive value chain. The Group has production facilities in a total of 18 countries and more than 7,000 sales centers worldwide. The global networking of research and development activities and of production and sales locations gives Daimler considerable potential to enhance efficiency and to gain advantages in an internationally competitive market. For example, we can apply our new green drive technologies in a broad portfolio of vehicles while utilizing experience and expertise from all parts of the Group.

In the year 2009, Daimler posted revenue of €78.9 billion. The individual divisions contributed to this total as follows: Mercedes-Benz Cars 51%, Daimler Trucks 21%, Mercedes-Benz Vans 8%, Daimler Buses 5% and Daimler Financial Services 15%. At the end of 2009, Daimler employed a total workforce of more than 256,000 people worldwide.

The products supplied by the **Mercedes-Benz Cars** division range from the high-quality small cars of the smart brand to the premium automobiles of the Mercedes-Benz brand and to the Maybach luxury sedans. Most of these vehicles are produced in Germany, but the division also has production facilities in the United States, France, South Africa, Brazil, China, India, Vietnam and Indonesia. Worldwide, Mercedes-Benz Cars has 17 production sites at present. In order to extend our model range in the compact-car segment, we have started construction of a new plant in Hungary, which is scheduled to go into operation in 2012. The most important markets for Mercedes-Benz Cars in 2009 were Germany with 27% of unit sales, the other markets of Western Europe (30%), the United States (19%), China (6%) and Japan (2%).

As the biggest globally active manufacturer of trucks above 6 tons gross vehicle weight, **Daimler Trucks** develops and produces vehicles in a global network under the brands Mercedes-Benz, Freightliner, Western Star and Fuso. The division's 33 production facilities are in the NAFTA region (16, thereof 13 in the United States and 3 in Mexico), Europe (7), South America (1), Asia (8) and Africa (1). In the context of repositioning our North American truck business, we ceased production of the Sterling brand in March 2009 and closed the plant in St. Thomas, Canada. In February 2009, we opened a new plant in Saltillo, Mexico, where up to 30,000 heavy-duty trucks will roll off the assembly lines each year for the markets of the United States, Canada and Mexico. Daimler Trucks' product range includes light, medium and heavy-duty trucks of the Freightliner brand for local and long-distance deliveries and construction sites, as well as special vehicles for municipal applications. Due to close links in terms of production technology, the division's product range also includes the buses of the Thomas Built Buses and Fuso brands. Its most important sales markets in 2009 were Asia (with 33% of unit sales), the NAFTA region (24%), Western Europe (17%) and Latin America excluding Mexico (14%).

Consolidated revenue by division

Mercedes-Benz Cars	51%
Daimler Trucks	21%
Mercedes-Benz Vans	8%
Daimler Buses	5%
Daimler Financial Services	15%



The **Mercedes-Benz Vans** division has production facilities at a total of seven locations in Germany, Spain, the United States, Argentina and Vietnam for the Vito/Viano, Sprinter and Vario van series in weight classes from 1.9 to 7.5 metric tons. The most important markets for vans are in Europe, with 84% of unit sales. The Sprinter is sold in the United States and Canada under the Freight-liner brand, and since the beginning of 2010 also under the Mercedes-Benz brand.

The **Daimler Buses** division with its brands Mercedes-Benz, Setra and Orion is the world's leading manufacturer of buses and coaches above 8 tons. The product range supplied by Daimler Buses comprises city and intercity buses, coaches and chassis. The most important of the 15 production sites are in Germany, Turkey, Latin America, France, Spain and the NAFTA region. In 2009, 50% of the division's revenue was generated in Western Europe, 16% in the NAFTA markets and 16% in Latin America (excluding Mexico).

The **Daimler Financial Services** division supports the sales of the Daimler Group's automotive brands in almost 40 countries. Its product portfolio mainly comprises tailored financing and leasing packages for customers and dealers, but it also provides services such as insurance, fleet management, investment products and credit cards. The main areas of the division's activities are Western Europe and North America. In 2009, more than 40% of the vehicles sold by Daimler were financed by Daimler Financial Services. Its contract volume of €58.3 billion covers 2.4 million vehicles. Daimler Financial Services also holds a 45% interest in the Toll Collect consortium, which operates an electronic road-charging system for trucks over 12 metric tons on highways in Germany.

Corporate governance

Full information on the subject of corporate governance is provided in the Corporate Governance section of this Annual Report on pages 144 ff.

Corporate Governance Statement. The Corporate Governance Report on pages 164 ff. of this Annual Report and the Declaration of Compliance with the German Corporate Governance Code on pages 168 f. are constituent parts of the Corporate Governance Statement. The Corporate Governance Statement to be made pursuant to Section 289a of the German Commercial Code (HGB) can be seen on the Internet at www.daimler.com/corpgov/en.

Remuneration Report. A description of the system of remuneration and the individualized details of the remuneration of the members of the Board of Management and Supervisory Board are shown in the Remuneration Report on pages 156 ff. That report is also a constituent part of the Management Report.

Report and explanation of details provided pursuant to Section 315, Subsection 4 and Section 289, Subsection 4 of the German Commercial Code (HGB)

Management; appointment and dismissal of members of the Board of Management. Daimler AG is a stock corporation domiciled in Germany. It is managed by a Board of Management, whose members are authorized to represent it vis-à-vis third parties. The Board of Management must have at least two members, who, in accordance with Section 84 of the German Stock Corporation Act (AktG), are appointed by the Supervisory Board for a maximum period of office of five years. Reappointment or the extension of a period of office, in each case for a maximum of five years, is permissible. However, the Supervisory Board of Daimler AG has resolved generally to limit both initial appointments and reappointments to a maximum of three years. Appointments and reappointments can only be made by a resolution of the Supervisory Board; reappointments may generally not be made more than one year before the end of a Board of Management member's current period of office. The Supervisory Board appoints one of the members of the Board of Management as the Chairman of the Board of Management. In exceptional cases, a member of the Board of Management can be appointed by the court in accordance with Section 85 of the German Stock Corporation Act. The Supervisory Board can revoke the appointment of a member of the Board of Management and of the Chairman of the Board of Management if there is an important reason to do so.

Purpose of the company, amendments to the Articles of Incorporation. The general purpose for which the company is organized is defined in Article 2 of the Articles of Incorporation. Pursuant to Section 179 of the German Stock Corporation Act, the Articles of Incorporation can only be amended by a resolution of the Annual Meeting. In accordance with Section 133 of the German Stock Corporation Act and Article 19, Paragraph 1 of the

Articles of Incorporation, resolutions of the Annual Meeting are passed with a simple majority of the votes cast, unless otherwise required by binding provisions of applicable law, and with a simple majority of the capital stock represented at the Annual Meeting if this be required. Pursuant to Section 179, Subsection 2, Sentence 2 of the German Stock Corporation Act, any amendment to the purpose of the company requires a 75% majority of the capital stock represented at the Annual Meeting. Amendments to the Articles of Incorporation that only affect the wording can be decided upon by the Supervisory Board in accordance with Article 7, Paragraph 3 of the Articles of Incorporation. Pursuant to Section 181, Subsection 3 of the German Stock Corporation Act, amendments to the Articles of Incorporation take effect upon being entered in the Commercial Register.

Subscribed capital. The subscribed capital of Daimler AG amounts to €3,045 million at December 31, 2009. It is divided into 1,061,183,782 registered shares of no par value. All shares grant equal rights to their holders. Each share confers the right to one vote and, with the possible exception of any younger shares that are not yet entitled to a dividend, to an equal share of the profits. The rights and duties arising from the shares are derived from the provisions of applicable law. There were 37,116,831 treasury shares at December 31, 2009. Some of these shares are to be used to satisfy claims for subsequent improvement of former AEG shareholders pursuant to a verdict reached by the Frankfurt Higher Regional Court on November 17, 2009.

Restrictions on voting rights or on the transfer of shares. The company does not have any rights from treasury shares. In the cases described in Section 136 of the German Stock Corporation Act, the voting rights of the affected shares are nullified by law. Shares acquired by employees within the context of the employee share program may not be disposed of until the end of the following year. No employee shares were issued during 2009.

Share buyback, approved and conditional capital. On April 8, 2009, the Annual Meeting revoked the authorization to acquire own shares that had been granted in the prior year, to the extent that it had not yet been utilized. At the same time, the Company was again authorized until October 8, 2010 to acquire own shares for certain predefined purposes, inter alia for the purpose of cancellation and for the purpose of serving the stock option plan, up to a maximum of 10% of the share capital at the time of the resolution by the Annual Meeting.

By resolution of the Annual Meeting held on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase the capital stock during the period until April 8, 2013 by up to €500 million through the issue of new registered shares of no par value in exchange for cash contributions and by up to €500 million through the issue of new registered shares of no par value in exchange for non-cash contributions (Approved/Authorized Capital I and II). The Board of Management was also authorized, inter alia, under certain circumstances and with the consent of the Supervisory Board, to exclude shareholders' subscription rights. In partial utilization of Approved/ Authorized Capital I, the Board of Management, with the consent of the Supervisory Board, decided on March 22, 2009 to increase the share capital of Daimler AG from approximately €2,768 million by an amount of approximately €276 million to approximately €3,044 million in exchange for cash contributions and with the exclusion of shareholders' subscription rights by issuing approximately 96.4 million new, registered shares of no par value at an issue price of €20.27 per share to Semare Beteiligungsverwaltungsgesellschaft mbH. Semare Beteiligungsverwaltungsgesellschaft mbH is an indirect subsidiary of Aabar Investments PJSC, Abu Dhabi (Aabar). The new shares are entitled to a dividend for the first time for the financial year beginning on January 1, 2009.

The Annual Meeting held on April 8, 2009 once again authorized the Board of Management, with the consent of the Supervisory Board, to increase the share capital of Daimler AG until April 7, 2014 by issuing new registered shares of no par value in exchange for cash or non-cash contributions, wholly or in partial amounts, on one or several occasions, by up to €1,000 million (Approved Capital 2009). The Board of Management was also authorized, inter alia, under certain circumstances and with the consent of the Supervisory Board, to exclude shareholders' subscription rights. In this context, the Annual Meeting also resolved to cancel the Approved/Authorized Capital I and II created in 2008 for the time starting when the newly created Approved Capitals 2009 took effect, to the extent that at the time when the cancelation took effect the Approved/Authorized Capital I and II had not yet been utilized. The newly created Approved Capital 2009 and the cancelation of the remaining Approved/Authorized Capital I and II took effect upon being entered in the Commercial Register on June 5, 2009.

Furthermore, the Board of Management was authorized by resolution of the Annual Meeting held on April 6, 2005, with the consent of the Supervisory Board, during the period until April 5, 2010 to issue convertible and/or warrant bonds in a total nominal amount of up to €15 billion with a maximum term of 20 years and to grant the owners/lenders of these bonds conversion or warrant rights to new shares in Daimler AG with a corresponding amount of the share capital of up to €300 million, in accordance with the terms and conditions of the bonds. This authorization has not yet been utilized.

Change-of-control clauses. Daimler AG has concluded various material agreements, as listed below, that include clauses regulating the possible occurrence of a change of control, as can occur as a result of a takeover bid:
- A non-utilized syndicated credit line in a total amount of US $4.9 billion, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- A non-utilized syndicated credit line in a total amount of €3 billion, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- Credit agreements with lenders for a total amount of €400 million, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- Guarantees and securities for credit agreements of consolidated subsidiaries for a total amount of €515 million, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- An agreement concerning the acquisition of a majority (50.1%) of AFCC Automotive Fuel Cell Cooperation Corp., which has the goal of further developing fuel cells for automotive applications and making them marketable. In the case of a change of control of Daimler AG, the agreement allows the right of termination by the other main shareholder, Ford Motor Company, as well as a put option for the minority shareholder, Ballard Power Systems. Control as defined by this agreement is the beneficial ownership of the majority of the voting rights and the resulting right to appoint the majority of the members of the Board of Management.
- An agreement regulating the exercise of voting rights in EADS N.V. In the case of a change of control, this agreement stipulates that Daimler AG is obliged, if so requested by the French party to the agreement, to make all efforts to dispose of its shares in EADS under appropriate conditions to a third party that is not a competitor of EADS or of the French contracting partner of Daimler AG. In this case, the French party has the right of preemption under the same conditions as were offered by a third party. A change of control can also lead to the dissolution of the voting consortium. According to the EADS agreement, a change of control has taken place if a competitor of EADS N.V. or of the French contracting party either appoints so many members of the Supervisory Board of Daimler AG that it can appoint the majority of the members of the Board of Management or holds an investment that enables it to control the day-to-day business of Daimler AG.

Strategy

We invented the automobile and we are passionately shaping its future. As a pioneer of automobile design and construction, we intend to continue this unique tradition and to make future mobility safe and sustainable. We want to inspire our customers with:
- exciting premium automobiles that set standards in the areas of design, safety, comfort, perceived value, reliability and environmental compatibility;
- commercial vehicles that are the best in their respective competitive environment; and
- outstanding service solutions related to these products.

This is our mission and represents what we stand for at Daimler. This mission is supported by a target system that includes targets for Daimler as a whole and for each of our businesses.

Target system. Our overriding corporate goal is to achieve sustainable profitable growth and thus to increase the value of the Group. We intend to be among the world's leading automotive companies. As shown in the diagram on page 65, the Daimler target system consists of six strategic dimensions. It provides a strategic framework and defines in which dimensions we want to play a leading role. We aim to inspire our customers with our brands, products and services. And we strive to occupy the leading position in each market segment. With pioneering technologies, we want to be the world leader for sustainable drive systems and safety. Outstanding implementation and efficiency as well as motivated and top-performing employees are the key to our future corporate success. Our employees' actions are oriented towards the corporate values of passion, respect, integrity and discipline. This is the main prerequisite for operational excellence.

Four strategic focus areas for action. In order to achieve our strategic targets, we have laid down four strategic focus areas for action in the coming years within the framework of the Daimler target system. The global financial and economic crisis has not changed our fundamental strategic focus, but has confirmed its validity:

- **Operational excellence and a culture of high performance.** Difficult phases such as the current sales crisis in the automotive industry result in special requirements in terms of companies' flexibility and efficiency. Daimler reacted fast and consistently to adjust its liquidity and cost situation in line with the drastically changed market situation. Through the regulation of vehicle stocks, short-time working arrangements and reduced working times, we have optimized our cash flows and reduced costs rapidly and significantly. In addition, the efficiency programs already in place have been intensified in all of our business operations, and wherever it makes sense they have been supplemented with structural actions. For example, the Mercedes-Benz GoFor10 efficiency program has been expanded with structural elements. At Daimler Trucks, efficiency and restructuring programs are being carried out in all the important regions of the world. Trucks NAFTA already started its comprehensive repositioning in October 2008. Trucks Asia also started a realignment in May 2009, ranging from the streamlining of its product offering to the optimization of its dealer and service network. At Trucks Europe/Latin America, more short-term measures have been initiated: production and capacities have been adjusted and the cost position has been optimized. At Mercedes-Benz Vans and Daimler Buses, the existing efficiency programs have been further intensified. The Captive#1 program at Daimler Financial Services, which we started at the beginning of 2008, is intended not only to improve efficiency, but also to create a worldwide uniform process and system landscape. In total, these actions have had a positive impact on earnings of €5.3 billion.

  Clear structures, efficient processes and a culture of excellence are essential to stay competitive in the future and to remain among the leading vehicle manufacturers. Only successful companies are able to strengthen their competitive position and make the required investments in the vehicles and markets of the future. This is why operational excellence will continue to be one of our strategic focuses.

- **Expansion of core business in traditional market segments and utilization of new opportunities on a regional basis.** Unique products and customer services are crucial prerequisites for profitable growth. Notwithstanding the current difficult development of our important markets and market segments, we are on the right track with our strategies for products, services and markets. In the medium to long term, we will significantly increase unit sales at Mercedes-Benz Cars on the basis of new, attractive products. The new-generation S-Class has extended its leadership in the world market for large premium cars. With the new E-Class, Mercedes-Benz has once again set the standards in terms of safety, comfort and fuel consumption, and has further strengthened its market position in its category. And with compact cars (A/B-Class), we will expand our offering from two to four highly attractive models in the future. Our new plant in Kecskemét, Hungary will add to our capacity in combination with the existing plant in Rastatt. This will allow us to significantly improve our cost position in the price-sensitive segment of compact cars.


Profitable Growth
Superior Products & Customer Experience
Leading Brands
Innovation & Technology Leadership
Global Presence & Network
Operational Excellence
High Performing, Inspired People
Passion
Respect
Integrity
Discipline

Excellent rankings in various customer-satisfaction surveys confirm the success of our long-term quality and customer-satisfaction offensive in the Mercedes-Benz Cars division.

The objective of Daimler Trucks is to secure its position as the biggest globally active manufacturer of trucks above 6 tons gross vehicle weight with first-class products and services, also under the currently difficult economic conditions. Mercedes-Benz Vans aims to defend its leading position in Europe and to penetrate new markets. Daimler Buses has the target of maintaining its leading role for buses above 8 tons and of achieving further growth in traditional and new markets. Daimler's trucks, vans and buses also received numerous awards in 2009, reflecting the success of our commercial vehicles in the marketplace.

We intend to further enhance our position in the markets of the future with regionally adapted products and – if and when required – with support from local partners. The Chinese market is a focus of our activities in Asia. Last year, we strengthened our market position in that country and are now the fastest-growing premium car brand in China. We intend to continue improving our position in the future and have therefore significantly expanded our range of models available to Chinese customers in the past three years. Preparations are now being made for local production of the new E-Class, which we will launch exclusively in China as a long-wheelbase version in the middle of 2010 in order to fulfill specific customer requirements. In the negotiations with Foton, one of China's leading manufacturers of commercial vehicles, we have made progress in recent months on the way to establishing a truck joint venture. And we are also building a van plant in China; the Viano and Vito models are to be launched in China in the first half of 2010. In Pune, India, we put a new car assembly plant into operation at the beginning of 2009, creating scope for further growth. The joint venture of Daimler Buses and Sutlej Motors in India has been producing luxury coaches for the Indian market since the end of 2008. And Daimler Trucks is investing in a new plant in Chennai, India, where light, medium and heavy-duty trucks are to be produced for the local market. In Russia, we are utilizing the opportunities offered by our strategic partnership with Kamaz, with whom we established two joint ventures in November 2009. The target is to produce, import and distribute Mercedes-Benz and Fuso trucks and also to distribute Mercedes-Benz and Setra buses. In the United Arab Emirates, we have established a leasing and sales-financing company for private and commercial customers together with local partners; this will provide further support for our business in the most important car market in the Arab region.

- **Further development of innovative and customer-oriented services and technologies.** We are working intensively on the development of innovative, customer-oriented technologies along the entire automotive value chain. Because the demands placed on mobility will become increasingly varied, in the future we will have various drive systems for our vehicles. In the context of our "Road to Emission-free Mobility" strategy, we are therefore working in parallel on several drive technologies: We are continually improving our vehicles with ultra-modern combustion engines using the latest technologies. At the same time, we aim to achieve further efficiency improvements with our hybrid drive systems. Electric vehicles with battery power and fuel-cell drive systems will make an important contribution to sustainable mobility. We also support the development, production and distribution of clean fuels for combustion engines as well as alternative energy sources for emission-free driving.

The radical changes in vehicle technology that seem likely in the coming years present great challenges for the entire industry. But at the same time, the resulting renewal of vehicle stocks in favor of economical and environmentally friendly vehicles will offer us good sales opportunities. And we intend to utilize these opportunities as technology leaders in the field of sustainable mobility (see pages 10 ff and 136 ff).

In view of the extent of the upcoming technological challenges, in some areas we have entered into strategic alliances or partnerships. For example, we are working with Evonik Industries AG on the research, development and in the future also production of lithium-ion batteries, and we are cooperating with Tesla Motors Inc. in the field of electric vehicles. And together with various German and foreign electricity companies, we are accelerating the development of an infrastructure for electric vehicles in the e-mobility project. Furthermore, we have signed a letter of intent with leading industrial companies in Germany with the aim of securing widespread national supply of hydrogen – a precondition for the sale of fuel-cell vehicles in large volumes.

Traffic safety will be a key element of sustainable mobility in the future. It is no coincidence that in September 2009, the EU Commission recognized Daimler's pioneering role in the field of vehicle safety with the eSafety Award, because already today, our cars and commercial vehicles are the safest vehicles in their respective market segments. And within the context of our "Vision of Accident-free Driving," substantial investment has been planned for traffic safety in the coming years: We intend to remain the benchmark for the competition with our pioneering innovations in the field of safety also in the future.

We apply the results of our research and development in a wide range of very different vehicles, because through the close networking of our R&D activities, we can ensure that the entire Group benefits from new technologies. For example, through the modularization of electronic drive components, we utilize synergies across all vehicles and segments and thus enhance the efficiency of all our business operations.

Parallel to the technological further development of our products, we will also expand the range of services we provide in connection with these products. In the cooperation between Daimler Financial Services and the automotive divisions, we develop ways of tapping into new business potential in the field of services. One example of this is OMNIplus, a wide-ranging, bus-specific service offering for buses of the Mercedes-Benz and Setra brands. Some of the new services for bus operators included in OMNIplus are the first fleet management system specially developed for buses entitled "BusFleet" and a newly graded service-card concept. Daimler Financial Services has broadened its range of services offered to commercial clients with "Business Leasing Plus" from Mercedes-Benz Bank; this is a complete package of vehicle leasing and auto insurance for a fixed monthly price. Daimler Trucks introduced "TruckWorks," a new services brand. With "TruckWorks" services are effectively tailored to customers' requirements and are provided completely from one source. An additional aspect is support for trailers, semitrailers and superstructures. And we will continue to develop additional attractive services for our customers in the future.

- **Development and implementation of new business activities in related areas.** We will make targeted use of the results of the work done by our research and development departments, our attractive customer base and our strong brands to utilize new business potential also in related areas. However, a precondition for this is that the new business ideas are related to our core business and contribute to our profitable growth. The specially created Business Innovation Team has the task of developing new business ideas and supporting their implementation. The first important project is a new urban mobility concept entitled car2go, which has been launched successfully in Ulm and will be tested in a second phase in Austin, Texas. Some other initiatives are the marketing of used cars in the Young Classics project and the rental of as-new, well-equipped Mercedes-Benz vehicles by special branches or dealerships in the Mercedes-Benz Rent project. The first Mercedes-Benz Driving Academy is making an important contribution to traffic safety in London by providing special driver training and aiming at younger target groups. As with the initiatives previously listed, this project is also in the pilot phase.

Portfolio changes. With the goal of strengthening our core business and utilizing new growth potential, we further developed our business portfolio in 2009:

In February 2009, the company Deutsche Accumotive GmbH was founded, in which Daimler AG holds a 90% stake and our partner Evonik Industries AG holds 10%. Within the framework of this joint venture, Daimler is developing batteries for automotive applications and will produce and distribute them as of the year 2012.

In connection with an agreement signed on April 27, 2009 by Daimler AG, Chrysler, Cerberus and the US Pension Benefit Guaranty Corporation (PBGC), Daimler disposed of its 19.9% equity interest in Chrysler on June 3, 2009. In addition, Daimler committed to paying US $200 million into the Chrysler pension plans each year from 2009 to 2011. The payment for the year 2009 was made in June. The previous pension guarantee made to the PBGC of US $1 billion was reduced to an amount of US $200 million and continues to be effective until August 2012.

Due to the economic situation, we reorganized our business operations in India in April 2009. In this context, the Hero Group transferred its 40% interest in the joint venture Daimler Hero Commercial Vehicles Ltd. to Daimler. Nonetheless, Daimler stands by its plans to expand in the Indian market for commercial vehicles.

In May 2009, Daimler acquired a 10% equity interest in Tesla Motors Inc. for US $50 million. In July 2009, Daimler sold 40% of this holding to its new major shareholder, Aabar Investments PJSC, Abu Dhabi, within the framework of the first joint strategic project between the two companies. Tesla is the only producer to distribute a high-performance battery-powered vehicle with a range of more than 300 kilometers in both North America and Europe. The two companies have already agreed to collaborate on installing lithium-ion batteries and charging units in the first 1,000 units of the smart fortwo electric drive. The agreement also calls for the two partners to cooperate closely on the development of battery systems, electric drive and individual vehicle projects.


Economic growth
Gross domestic product, growth rate (in %)
2008
2009
6
4
2
0
-2
-4
-6
Total
NAFTA
Western Europe
Japan
Asia excl. Japan
Other markets

Source: Global Insight

After Daimler acquired a 10% equity interest in Kamaz in December 2008, Daimler Trucks announced at the beginning of October 2009 that it would extend its strategic partnership with Kamaz, Russia's biggest truck manufacturer. In November 2009, two agreements were signed with Kamaz: an agreement on a 50:50 joint venture for the purpose of importing, producing and distributing Fuso trucks in Russia, and an agreement on a 50:50 joint venture for the purpose of producing Mercedes-Benz trucks together with Kamaz as well as distributing trucks and buses of the Mercedes-Benz and Setra brands in Russia. Both Fuso and Mercedes-Benz vehicles are to be sold through the Kamaz distribution network.

In November 2009, Daimler AG announced its plans to take over 75.1% of the Brawn GP Formula 1 racing team together with Aabar Investments PJSC in order to establish a Mercedes Grand Prix F1 team. Daimler has meanwhile acquired 45.1% and Aabar 30% of the shares. The remaining 24.9% will remain with the original owners. Daimler will continue to supply engines to McLaren, but will sell back its equity interest in the McLaren Group. The McLaren Group will buy back the 40% equity interest held by Daimler in two stages; it already bought back 28.6% of the shares in November 2009 and will acquire Daimler's remaining shares at a fixed price by the end of 2011.

Economy and the industry

The world economy. The world economy experienced its worst slump in the post-war period in 2009. Global economic output fell by approximately 2%, representing the first decline since 1950. The recession was more severe in the industrialized countries, with an average fall in economic output of approximately 3.5%, whereby Japan and Germany were particularly affected due to their dependence on exports and investment goods. Although the emerging economies recorded aggregate growth of 1%, this was only a reflection of growth in Asia (approximately 4.5%), while all the other regions hardly expanded or – like Eastern Europe – were also in recession.

The global financial and economic crisis already peaked in the first quarter. Orders received, industrial production, capacity utilization and exports slumped in nearly all sectors, above all in the industrial countries. Significantly less favorable financing conditions and substantial losses in asset values on stock exchanges and real-estate markets led to drops in demand which were often of drastic proportions, especially for investment goods and durable consumer goods. The situation was exacerbated by sustained consumer and investor uncertainty. It is mainly due to the massive economic stimulus provided by central banks and governments that the world economy did not slide deeper into recession as the year progressed, but that the downward trend slowed appreciably and finally bottomed out. While the central banks took action by reducing interest rates and increasing liquidity, many governments initiated wide-ranging economic stimulus programs. In this phase, the global economy was also supported by the fall in oil prices from the high prior-year levels, lower inflation rates and the surprisingly stable development of some emerging markets in Asia, notably China and India. As of the middle of the year, a hesitant recovery of the world economy became apparent. This was primarily due to the increasing effects of state stimulus programs, growth in world trade, sharp increases in equity prices and the upturn in global inventory cycles. As a result of this revival and the low levels of economic output in the prior year, some countries experienced strong increases in real gross domestic product in the second half of 2009. In many countries, however, private consumption was depressed by increased unemployment, and investment activity rose only slowly from a very low level. Growth in the industrialized countries was therefore less of a self-sustaining upswing than a result of the aforementioned special effects.

Global automotive markets

Unit sales growth rate 2009/2008 (in %)



Passenger cars
Commercial vehicles
30
20
10
0
-10
-20
-30
Total
Western Europe
Japan
USA[1,2]
South America[2]
China

1 Segment passenger vehicles including light trucks
2 Medium and heavy-duty trucks

Source: German Association of the Automotive Industry (VDA), various institutions

Exchange rates featured substantial fluctuations once again in 2009. For example, the euro at first fell against the US dollar by 10% to US $1.26 in the first quarter, but then climbed again until autumn. For a while, the euro was worth US $1.50. At the end of 2009, the euro was 3.5% higher against the US dollar than a year earlier. The development of the euro against the yen was similar, with the euro actually rising by 5.6% over the whole year. The value of the euro also fluctuated compared with the British pound, and lost 6.8% over the year as a whole.

Automotive markets. The severe economic crisis in 2009 had substantial effects on global automotive markets.

After the worldwide market for cars had already shrunk significantly in the second half of 2008, the lowest point of global demand was reached in the first quarter of 2009 with a decrease of just over 20%. Subsequently, the national incentive programs for car buyers gradually began to take effect in many volume markets. As a result, the drop in demand became less pronounced and in the second half of the year worldwide figures for new car registrations actually increased. Only thanks to the massive state support programs was it possible to restrict the drop in global car sales in full-year 2009 to approximately 5%. Because the state incentive programs mainly benefited the market segment of small cars, the decreases in unit sales in the markets for premium cars, which are of course more important to Daimler, were in some cases much more severe. But demand for cars developed very variedly in 2009 not only in terms of market segments, but also regionally. In the United States, sales of cars and so-called light trucks fell by a further 21% or nearly 3 million units, after the market had already shrunk to a similar extent in 2008. The Western European market profited substantially from generous scrappage schemes in all volume markets and many medium-sized and smaller markets. After a double-digit drop in sales had been expected at the beginning of the year, demand then rose significantly thanks to state incentives, so that the prior-year level was actually reached in full-year 2009. In Germany, the biggest individual market in Europe, new registrations increased by 23% due to an "environmental bonus", and unit sales in France increased by a good 10%. The Italian market approached the prior-year level, and the slumps in demand in the United Kingdom and Spain were offset to a substantial extent by government incentives. In Japan, unit sales of cars fell by approximately 7%.

While the Russian market collapsed by nearly 50% and the markets of the Eastern European EU countries shrank by more than 25%, demand in South America nearly equaled the prior-year level due to the strong Brazilian market (+13%). However, the emerging markets of Asia recorded aggregate double-digit expansion due to strong growth in China (+47%) and India (+17%), which was boosted by substantial tax relief.

The weakening of worldwide demand for commercial vehicles that had already been expected was made much more severe by the financial and economic crisis. The drastic drop in demand for transport services and the consequential difficult situation of shipping companies resulted in drops in orders for new trucks in many major markets, in some cases of dramatic proportions. With the exception of China, total worldwide new registrations of commercial vehicles also fell significantly. However, markets developed very disparately by segment and region. In the three major markets of the United States, Western Europe and Japan, all segments recorded severe sales declines. The situation was the worst in the segment of medium and heavy-duty trucks, with declines of more than 30% in the United States, more than 40% in Western Europe and actually more than 45% in Japan. In the larger emerging markets, however, the development of demand for trucks was very varied. The Russian market lost more than two thirds of its volume compared with the prior year. Demand in Brazil and India fell by less drastic rates of 10% and 15% respectively. In China, the world's biggest truck market by a large margin, total sales were significantly higher than in the prior year, so in the year 2009, nearly 50% of the world's medium and heavy-duty commercial vehicles were sold in China.

Unit sales structure of Mercedes-Benz Cars


A-/B-Class 20%
C-/CLK-/SLK-Class 30%
E-/CLS-Class 20%
S-/CL-/SL-Class/SLR/Maybach 5%
M-/R-/GL-/GLK-/G-Class 15%
smart 10%

Unit sales structure of Daimler Trucks


Trucks Europe/Latin America 37%
Trucks NAFTA 25%
Trucks Asia 38%

Business development

Unit sales. Daimler sold a total of 1.6 million vehicles in 2009. As a result of the global financial and economic crisis and its effects on the automotive markets, this was significantly lower than the prior-year level of 2.1 million vehicles, as we had already forecasted in Annual Report 2008.

The **Mercedes-Benz Cars** division sold 1,093,900 vehicles (2008: 1,273,000). The weak first half of the year was followed by an improved second half. In line with expectations, unit sales of the Mercedes-Benz brand fell in 2009 to 974,700 vehicles (2008: 1,125,900). We therefore performed relatively well in an environment that was difficult for premium automobiles. Our S-, E- and C-Class sedans are the world leaders in their respective market segments, and no other manufacturer is as successful as Mercedes-Benz with sport utility vehicles in the premium segment. Due in particular to the market success of the new E-Class models, the unit-sales situation improved significantly in the second half of the year compared with the first. Total shipments in the E-Class segment increased by 23% to 212,100 vehicles in 2009. Unit sales of Mercedes-Benz automobiles in the luxury segment (S-, CL-, SL-Class, SLR and Maybach) totaled 57,100 vehicles (2008: 92,900). The new generation of the S-Class is the world's best-selling luxury sedan. Due to the discontinuation of the CLK coupe, unit sales in the C-Class segment (C-, CLK- and SLK-Class) decreased to 322,800 vehicles (2008: 448,400). However, Mercedes-Benz was able to increase its unit sales in the SUV segment (M-, R-, GL-, GLK- and G-Class) to 167,200 vehicles (2008: 161,300). 215,500 units of the A- and B-Class were sold in 2009 (2008: 250,300).

Against the backdrop of the difficult market situation, sales of Mercedes-Benz automobiles in the United States fell by 16% to 188,500 units. In Germany, we defended our market position in the premium segment, selling 265,500 units (2008: 300,900); 267,200 vehicles were shipped in the other countries of Western Europe (2008: 328,400). Unit sales of Mercedes-Benz automobiles in Japan were below the prior-year figure at 26,100 units, due to generally weak demand. But business developed very positively in some emerging markets; shipments in China for example increased by 34% to 65,200 vehicles and retail sales actually rose by 65%. Mercedes-Benz is thus the fastest-growing premium brand in China. Following a very successful prior year, sales of the smart fortwo decreased to 113,900 units in the third year of the current model (2008: 139,000). The most important markets for smart were Germany with 32,200 cars sold, Italy with 28,600 and the United States with 14,400 (see page 120 ff).

Commercial vehicle markets were hit particularly hard by the global financial and economic crisis. Unit sales by the **Daimler Trucks** division therefore fell substantially in 2009, as had been expected at the beginning of the year. In total, we sold 259,300 heavy, medium and light-duty trucks last year, which is 45% fewer than in 2008. Nonetheless, we defended our position as the biggest globally active manufacturer of trucks above 6 tons gross vehicle weight. All of our core markets were affected by the drop in demand – Europe, the United States, Latin America and Japan. Following the record unit sales recorded in the prior year, shipments by the Trucks Europe/Latin America unit fell by 43% to 96,200 vehicles. The drop in unit sales was particularly sharp in Germany (-40%) and Eastern Europe (-66%), while the decrease in Brazil was much less severe (-12%). With a market share of 24%, Mercedes-Benz was able to further extend its market leadership in Europe in the segment of medium and heavy-duty trucks. The Trucks NAFTA unit sold 63,600 vehicles in 2009 (2008: 104,300). We thus maintained our leading position in the NAFTA region for heavy-duty Class 8 trucks with a market share of 31% .

In the United States, we tested for the first time in customer use the environmentally friendly and fuel-efficient Freightliner trucks with the BLUETEC technology that has proven its worth in Europe. With shipments of 99,900 vehicles, the Trucks Asia unit was well below its prior-year level. The decrease in the local domestic market, Japan, was not as pronounced as in the other countries of the region. We maintained our market position in the truck and bus segment in Japan. In Taiwan and Indonesia, we continued to lead the market in the segment of light-duty trucks by a significant margin (see page 124 ff).

Mercedes-Benz Vans. Following the record year 2008, van markets slumped drastically in the year under review. In this environment, Mercedes-Benz Vans sold 165,600 vehicles, which is 42% fewer than in the prior year. The falls in unit sales were particularly sharp in the key export markets of Western Europe - the United Kingdom, France, Italy, Spain and the Netherlands - with an average of 50%. In Germany, our most important van market, unit sales decreased at a significantly lower rate of 21%. Despite the overall substantial decline, we succeeded in strengthening our market position in Europe in the segment of mid-size and large vans, achieving a market share of 17.9% (2008: 16.9%). In connection with reorganizing distribution of the Mercedes-Benz Sprinter in North America, unit sales fell very significantly in the United States (-91%). Since the beginning of 2010, the Sprinter has been sold in North America under the Freightliner and Mercedes-Benz brands. Worldwide unit sales of the Sprinter decreased compared with the prior year by 43% to 104,700 vehicles. The Vito and Viano models posted a 41% fall in sales to 57,900 units (see pages 128 f).

With unit sales of 32,500 complete buses and bus chassis, **Daimler Buses** was the world's biggest manufacturer of buses and coaches over 8 tons gross vehicle weight once again in 2009 (2008: 40,600). The 20% decrease in unit sales was primarily due to lower deliveries in Latin America. In Western Europe, sales of 7,200 units were just 7% below the high prior-year level. Nonetheless, Daimler Buses continued to defend its leading market position with a market share of approximately 30%. This is mainly a reflection of the ongoing success of the Mercedes-Benz Citaro city bus. As a result of the market weakness in Latin America, sales of bus chassis by Mercedes-Benz decreased by 16% from the prior year's extremely high level to 16,300 units. However, we were able to increase our market share to 44.7%. With its Orion brand, Daimler Buses is also the world's leading manufacturer of hybrid buses. Due to the positive development in the city bus segment, we succeeded in increasing bus sales in the North American market - contrary to the general market trend - by 24% to 1,200 units. Due to the situation of the Mexican market, however, unit sales in that country decreased by a substantial 55% to 2,700 buses (see pages 130 f).

As a reliable business partner, **Daimler Financial Services** continued to provide its dealerships and customers with competitive financial services also during the financial crisis. On the basis of secure refinancing, the division strengthened its global market presence and effectively supported the sale of Daimler vehicles. Nonetheless, the business development of Daimler Financial Services was also impacted by the financial and economic crisis. Its worldwide contract volume fell by 8% to €58.3 billion at the end of the year; adjusted for exchange-rate effects, the decrease was 9%. This was caused on the one hand by the lower volume of new business due to lower vehicle unit sales; on the other hand, also by the sale of parts of the non-automotive portfolio in North America. New business of €25.1 billion was 15% below the prior-year level, and also 15% below after adjusting for exchange-rate effects (see pages 132 f).

Order situation. The Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans and Daimler Buses divisions produce vehicles to order in accordance with customers' specifications. While doing so, we endeavor to flexibly adjust the production capacities of individual models to changing levels of demand. As a result of the worldwide financial and economic crisis, volumes of orders received in the first half of 2009 decreased significantly at all divisions. This situation only stabilized in the second half of the year, and particularly in the fourth quarter. At Mercedes-Benz Cars, this was primarily a reflection of the market success of the new E-Class. Due to drastic slumps in demand, we had to substantially reduce our production volumes of trucks and vans. But a significant reduction in the production program was also necessary for cars. As a result of the lower levels of production and the upturn in demand as the year progressed, order backlogs at the end of 2009 were generally slightly higher than at the end of the prior year.

Consolidated revenue by region
in billions of €


2005
2006
2007
2008
2009
30
25
20
15
10
5
0
Germany
Western Europe (excl. Germany)
NAFTA
Other markets

Market share

in %	2009	2008	09/08 Change in %-points
Mercedes-Benz Cars			
Western Europe	**4.7**	5.4	-0.7
thereof Germany	**8.3**	11.7	-3.4
United States	**2.0**	1.9	+0.1
Japan	**0.8**	0.9	-0.1
Daimler Trucks			
Medium and heavy trucks Western Europe	**23.0**	21.7	+1.3
thereof Germany	**41.6**	39.6	+2.0
Heavy trucks NAFTA region	**30.9**	30.9	0
Medium trucks NAFTA region	**20.4**	20.7	-0.3
Medium and heavy trucks Brazil	**28.5**	29.5	-1.0
Trucks Japan	**20.2**	22.5	-2.3
Mercedes-Benz Vans			
Mid-size and large vans Western Europe	**18.1**	17.1	+1.0
thereof Germany	**27.6**	26.6	+1.0
Daimler Buses			
Buses over 8 tons Western Europe	**29.6**	30.1	-0.5
thereof Germany	**59.6**	60.1	-0.5
Buses over 8 tons Latin America	**44.7**	42.2	+2.5

Revenue. The Daimler Group's revenue decreased from €98.5 billion in 2008 to €78.9 billion in 2009; adjusted for exchangerate effects, there was a decrease of 21%. In view of the clear market development at the beginning of the year, we anticipated that we would have a significantly lower volume of business and made a corresponding announcement at that time. Due to the severe weakness of demand in nearly all major markets, the revenue generated by our automotive divisions was significantly lower than in the prior year. At Mercedes-Benz Cars, revenue decreased by 14% to €41.3 billion. Revenue fell at Daimler Trucks by 36% to €18.4 billion and at Mercedes-Benz Vans by 34% to €6.2 billion, while the decrease of 12% at Daimler Buses was relatively low. The Daimler Financial Services division contributed €12.0 billion to the Group's total revenue, as in the prior year.

In regional terms, Daimler's revenue in Western Europe decreased by 21% to €36.5 billion; the decrease in the revenue generated in Germany amounted to 14%, while the revenue generated in the markets of Western Europe outside Germany fell by 28%. In the NAFTA region, revenue of €19.4 billion was 17% lower than in the prior year. The total revenue in our other markets also declined significantly, although there was a stabilizing effect from the positive development of business in China, where revenue increased by 35% to €4.3 billion.

Revenue

in millions of €	2009	2008	09/08 % change
Daimler Group	**78,924**	98,469	-20
Mercedes-Benz Cars	**41,318**	47,772	-14
Daimler Trucks	**18,360**	28,572	-36
Mercedes-Benz Vans	**6,215**	9,479	-34
Daimler Buses	**4,238**	4,808	-12
Daimler Financial Services	**11,996**	11,964	+0

Profitability

EBIT

EBIT by segment

	2009	2008	09/08
in millions of €			% change
Mercedes-Benz Cars	**(500)**	2,117	.
Daimler Trucks	**(1,001)**	1,607	.
Mercedes-Benz Vans	**26**	818	-97
Daimler Buses	**183**	406	-55
Daimler Financial Services	**9**	677	-99
Reconciliation	**(230)**	(2,895)	-92
Daimler Group	**(1,513)**	2,730	.

Daimler recorded EBIT of minus €1.5 billion in the year 2009 (2008: €2.7 billion).

The main reason for the sharp decrease in the Group's earnings is that unit sales fell last year in all vehicle segments due to the global economic crisis. However, this development was counteracted to a significant extent by cost-reducing actions initiated at an early stage and by further efficiency improvements realized in the context of the ongoing optimization programs.

EBIT in the reporting period was additionally reduced by charges related to optimizing and repositioning the business operations of our subsidiaries Mitsubishi Fuso Truck and Bus Corporation (€245 million) and Daimler Trucks North America (€95 million) (see Note 4 of the Notes to the Consolidated Financial Statements for further information). Furthermore, lower interest rates for discounting non-current provisions and the significantly higher annual contribution to the German Pension Protection Association led to expenses of €388 million and €164 million, respectively. The decline in earnings at Daimler Financial Services was primarily due to the increased cost of risk. We incurred additional charges of €100 million at Daimler Financial Services on the sale and valuation of available-for-sale non-automotive assets, which were or are subject to lease agreements.

Chrysler negatively impacted 2009 Group EBIT by €294 million, mainly as a result from the agreements concluded in the 2nd quarter, in the context of which we also disposed of our remaining 19.9% ownership interest in Chrysler. Earnings in the prior year were reduced by Chrysler-related charges of €3.2 billion.

Group EBIT in 2008 also included charges recognized on the reassessment of residual values (€465 million) and expenses for the repositioning of Daimler Trucks North America (€233 million). On the other hand, there were positive effects from the sale of the Group's real estate properties at Potsdamer Platz (€449 million), from the transfer of EADS shares (€130 million) and from the adjustment of a pension benefit plan (€121 million).

Daimler gradually improved its EBIT as the year progressed and returned to operating profitability in the third quarter of 2009. This development was significantly supported by the measures we took to reduce costs and increase efficiency.

Development of earnings
in billions of €



EBIT
Net profit (loss)
10
8
6
4
2
0
-2
-4
2005
2006
2007
2008
2009

Special items affecting earnings in the past two years are shown in the following table.

Special items affecting EBIT

in millions of €	2009	2008
Mercedes-Benz Cars		
Reassessment of residual values	-	(465)
Adjustment of a pension benefit plan	-	84
Daimler Trucks		
Repositioning of Mitsubishi Fuso Truck and Bus Corporation	**(245)**	-
Repositioning of Daimler Trucks North America	**(95)**	(233)
Adjustment of a pension benefit plan	-	29
Daimler Financial Services		
Sale of non-automotive assets	**(100)**	-
Reconciliation		
Sale of real estate (Potsdamer Platz)	-	449
Gains relating to the sale of shares in EADS	-	130
Equity-method result Chrysler	-	(1,390)
Other losses relating to Chrysler	**(294)**	(1,838)
New management model	-	(247)

Mercedes-Benz Cars reported EBIT of minus €500 million for the year 2009, compared with plus €2,117 million in 2008. The division's return on sales for the year 2009 was minus 1.2% (2008: plus 4.4%).

The sharp fall in earnings was primarily due to the significant weakening of demand for cars and the resulting drop in unit sales. This development was only partially offset by the successful launch of the new E-Class. Charges on earnings also resulted from the continued intense competition and pricing pressure in automobile markets, from a less favorable model mix and from expenditure for the reduction of CO_2 emissions. Expenses of €79 million arose in connection with residual-value guarantees which we gave in support of our dealers. In addition, we incurred an expense of €87 million as a result of the changed form of cooperation with McLaren Group Ltd. in November 2009 (see also Note 24 of the Notes to the Consolidated Financial Statements). There were positive effects on earnings from the cost-reducing actions we initiated at an early stage and the reassessment of product related provisions. Cost reduction actions include the adjustment of personnel expenses and the intensification of the ongoing optimization and efficiency-enhancing program. Prior-year earnings were reduced by charges of €465 million relating to the reassessment of residual values of leased vehicles. However, a gain of €84 million resulted in 2008 from the adjustment of a pension benefit plan.

With EBIT of minus €1,001 million and a return on sales of minus 5.5%, the results posted by the **Daimler Trucks** division were significantly below the strong prior-year performance (2008: EBIT of plus €1,607 million and return on sales of plus 5.6%).

Lower unit sales of commercial vehicles caused by a sharp fall in global demand for transport services had a substantial impact on the development of earnings in 2009. An additional factor was that charges of €245 million were recognized in connection with the plan approved in May 2009 for the comprehensive repositioning of the business operations of Mitsubishi Fuso Truck and Bus Corporation. The actions initiated in the prior year for the repositioning of Daimler Trucks North America reduced EBIT by €95 million in 2009 (2008: €233 million). Positive effects on earnings in 2009 resulted from the adjustment of personnel expenses as well as further optimization and efficiency improvements.


Return on sales
in %
2006
2007
2008
2009
9
6
3
0
-3
-6
Mercedes-Benz Cars
Daimler Trucks
Mercedes-Benz Vans
Daimler Buses


Return on equity
in %
2006
2007
2008
2009
25
20
15
10
5
0
Daimler Financial Services

The **Mercedes-Benz Vans** division posted EBIT of €26 million, which was significantly below its prior-year EBIT of €818 million. The division's return on sales was 0.4%, compared to 8.6% in 2008.

Mercedes-Benz Vans was also unable to avoid the general market development and recorded lower vehicle shipments in 2009 than in the prior year. Although the division took far-reaching countermeasures, it was not possible to offset the decline in earnings.

The **Daimler Buses** division achieved EBIT of €183 million, representing a return on sales of 4.3% despite the worldwide economic crisis (2008: EBIT of €406 million and return on sales of 8.4%).

Earnings decreased primarily due to the global decline in demand, reflecting the general market development. This was particularly apparent in the markets of Latin America, where demand was significantly lower than the high prior-year levels. Unit sales in North America were higher than in 2008, however. In Western Europe, the city bus business continued its stable development, while demand for coaches weakened. Additionally earnings were burdened by negative currency effects and higher development expenses. We were partially able to offset the negative impacts on EBIT through efficiency improvements.

Daimler Financial Services achieved EBIT of €9 million in 2009 (2008: €677 million). The division achieved a return on equity of 0.2% (2008: 15.1%).

This negative earnings trend was primarily the result of increased cost of credit risk. 2009 EBIT also includes charges of €100 million recognized on the sale and valuation of available-for-sale non-automotive assets, which were or are subject to lease agreements. There were positive effects on EBIT from cost reductions resulting from efficiency-enhancing actions.

The **reconciliation** of the divisions' EBIT to Group EBIT primarily reflects Chrysler-related effects on earnings, our proportionate share in the results of our equity-method investment in EADS, as well as corporate gains or losses.

As a result of the agreements entered into in the second quarter of 2009 between Daimler, **Chrysler**, Cerberus and the Pension Benefit Guaranty Corporation, in the context of which the Group disposed of its remaining 19.9% ownership interest in Chrysler, we incurred total expenses of €379 million (see also Note 2 of the Notes to the Consolidated Financial Statements). On the other hand, the legal transfer of Chrysler's international sales activities to Chrysler LLC and the valuation of Chrysler-related assets resulted in gains totaling €85 million. In the prior year, Group EBIT was impacted by the equity-method loss from Chrysler (€1,390 million) as well as by the impairment of loans and other Chrysler-related assets (€1,838 million). Furthermore, the Group recorded a gain in 2008 of €449 million on the sale of real estate properties at Potsdamer Platz.

Daimler's share in the net profit of **EADS** amounted to €88 million (2008: €177 million). The lower earnings contribution was partially the result of negative currency effects. In the prior year, there was a positive impact on Group EBIT from a gain of €130 million realized on the transfer of EADS shares.

The reconciliation also includes corporate expenses of €192 million (2008: €433 million) and income of €168 million from the elimination of internal transactions within the Group (2008: €10 million).

Financial performance measures

The financial performance measures used at Daimler are oriented towards our investors' interests and expectations, and provide the foundation for our value-based management.

Value added. For purposes of performance measurement, Daimler differentiates between the Group level and the divisional level. Value added is one element of the performance measurement system at both levels and is calculated as the difference between the operational result and the cost of capital of the average net assets in that period.

$$\text{Value Added} = \text{Profit Measure} - \underbrace{\text{Net Assets} \times \text{Cost of Capital (\%)}}_{\text{Cost of Capital}}$$

Alternatively, the value added of the industrial divisions can be determined by using the main value drivers, return on sales (ROS; quotient of EBIT and revenue) and net assets productivity (quotient of revenue and net assets).

$$\text{Value Added} = \left[\text{Return on Sales} \times \text{Net Assets Productivity} - \text{Cost of Capital (\%)} \right] \times \text{Net Assets}$$

The use of ROS and net assets productivity within the context of a revenue growth strategy provides the basis for a positive development of value added. Value added shows to which extent the Group and its divisions achieve or exceed the minimum return requirements of the shareholders and creditors, thus creating additional value.

Profit measure. The operational profit measure at divisional level is EBIT (earnings before interest and taxes). EBIT is calculated before interest, income taxes and results from discontinued operations, and hence reflects the divisions' profit and loss responsibility. The operational profit measure used at Group level is net operating profit. It comprises the EBIT of the divisions and profit and loss effects that the divisions are not held responsible for, including results from discontinued operations, income taxes and other reconciliation items.

Net assets. Net assets represent the basis for the investors' required return. The industrial divisions are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level include the net assets of the industrial divisions and the equity of Daimler Financial Services as well as the net assets from discontinued operations, income taxes and other reconciliation items for which the divisions are not held accountable. The average annual net assets are calculated from the average quarterly net assets, which are calculated as the average of net assets at the beginning and end of each quarter.

Cost of capital. The required rate of return on net assets and hence the cost of capital is derived from the minimum rates of return that investors expect on their invested capital. The cost of capital of the Group and the industrial divisions comprises the cost of equity as well as the costs of debt and pension obligations of the industrial business; the expected returns on liquidity and plan assets of the pension funds of the industrial business are considered with the opposite sign.

The cost of equity is calculated according to the capital asset pricing model (CAPM), using the interest rate for long-term risk-free securities (such as government bonds) plus a risk premium reflecting the specific risks of an investment in Daimler shares. The cost of debt is derived from the required rate of return for obligations entered into by the Group with external lenders. The cost of capital for pension obligations is calculated on the basis of discount rates used in accordance with IFRS. The expected return on liquidity is based on money market interest rates. The expected return on plan assets of the pension funds is derived from the tated by the plan assets, which are invested to cover the pension obligations. The Group's cost of capital is the weighted average of the individually required or expected rates of return; in the reporting period, the cost of capital amounted to 8% after taxes. For the industrial divisions, the cost of capital amounted to 12% before taxes; for Daimler Financial Services, a cost of equity of 13% before taxes was applied.

Cost of capital

in %	2009	2008
Group, after taxes	**8**	8
Industrial divisions, before taxes	**12**	12
Financial Services, before taxes	**13**	13

Return on sales. As one of the main drivers of value added, the return on sales (ROS) is of particular importance for the assessment of the industrial divisions' profitability. The profitability measure of Daimler Financial Services is not ROS, but return on equity (ROE), in line with the usual practice in the banking business.

The **Group's value added** decreased by €3.5 billion to minus €4.6 billion, representing a return on net assets of minus 6.6% (2008: plus 4.4%). Value added decreased primarily due to the lower earn-ings achieved by the divisions (minus €6.9 billion), and to a lesser extent also due to the increase in average net assets. There were opposing effects from the lower charges relating to Chrysler (€2.9 billion) and the lower income tax expense (€0.5 billion).

The **Mercedes-Benz Cars** division's value added of minus €1.9 billion was significantly lower than the prior-year figure of plus €0.9 billion. The main reasons for the sharp decline were the negative earnings resulting from the slump in demand for cars, and to a lesser extent the higher average net assets. The slight increase in average net assets was due to lower working capital which only partially offset the increase in non-current assets.

The **Daimler Trucks** division posted a decrease in value added of €2.7 billion to minus €1.8 billion, which mainly resulted from the development of earnings following the worldwide fall in demand for transport services. The expenses relating to the repositioning of Mitsubishi Fuso Truck and Bus Corporation were an additional factor for the decrease in earnings.

At the **Mercedes-Benz Vans** division, value added dropped from €0.6 billion in 2008 to minus €0.2 billion last year, primarily caused by falling earnings, which resulted from the market-related decline in vehicle shipments. Net assets decreased mainly because of reduced inventories.

The **Daimler Buses** division achieved positive value added despite the difficult economic environment. However, due to the drop in demand and the related lower earnings, value added was down by €0.2 billion. Average net assets were reduced.

The value added of the **Daimler Financial Services** division fell by €0.7 billion to minus €0.6 billion. This development was the result of lower earnings, caused in particular by increased expenses for credit risks.

Value added

in millions of €	2009	2008	09/08 % change
Daimler Group	**(4,644)**	(1,147)	.
Mercedes-Benz Cars	**(1,865)**	860	.
Daimler Trucks	**(1,808)**	847	.
Mercedes-Benz Vans	**(181)**	598	.
Daimler Buses	**36**	249	-86
Daimler Financial Services	**(599)**	95	.

Net assets

Average amounts in millions of €	2009	2008	09/08 % change
Mercedes-Benz Cars	**11,373**	10,475	+9
Daimler Trucks	**6,720**	6,340	+6
Mercedes-Benz Vans	**1,728**	1,836	-6
Daimler Buses	**1,221**	1,308	-7
Daimler Financial Services [1]	**4,671**	4,478	+4
Net assets of the divisions	**25,713**	24,437	+5
Financial investments measured using the equity method [2]	**3,591**	4,152	-14
Assets and liabilities from income taxes [3]	**2,944**	1,941	+52
Other reconciliation [3]	**(470)**	936	.
Daimler Group	**31,778**	31,466	+1

1 Total equity.
2 To the extent not allocated to the segments.
3 Industrial business.

Reconciliation to net operating profit (loss)

in millions of €	2009	2008	09/08 % change
Mercedes-Benz Cars	**(500)**	2,117	.
Daimler Trucks	**(1,001)**	1,607	.
Mercedes-Benz Vans	**26**	818	-97
Daimler Buses	**183**	406	-55
Daimler Financial Services	**9**	677	-99
EBIT of the divisions	**(1,283)**	5,625	.
Income taxes [1]	**(589)**	(1,070)	+45
Other reconciliation	**(230)**	(3,185)	+93
Net operating profit (loss)	**(2,102)**	1,370	.

1 Adjusted for tax effects of interest income.

Year-end net assets can be derived from the consolidated balance sheet as shown below:

Net assets of the Daimler Group at year-end

	2009	2008	09/08
in millions of €			% change
Net assets of the industrial business			
Intangible assets	**6,690**	6,040	+12
Property, plant and equipment	**15,911**	16,022	-1
Leased assets	**8,651**	7,185	+20
Inventories	**12,337**	16,244	-24
Trade receivables	**5,073**	6,793	-25
Less provisions for other risks	**(10,655)**	(11,448)	+7
Less trade payables	**(5,422)**	(6,268)	+13
Less other assets and liabilities	**(9,651)**	(7,639)	-28
Assets and liabilities from income taxes	**1,586**	3,191	-50
Total equity of Daimler Financial Services	**4,670**	4,632	+1
Net assets	**29,191**	34,752	-16

Statement of income (loss)

Consolidated statement of income (loss)

	2009	2008	09/08
in millions of €			% change
Revenue	**78,924**	98,469	-20
Cost of sales	**(65,567)**	(76,910)	-15
Gross profit	**13,357**	21,559	-38
Selling expenses	**(7,608)**	(9,204)	-17
General administrative expenses	**(3,287)**	(4,124)	-20
Research and non-capitalized development costs	**(2,896)**	(3,055)	-5
Other operating income	**693**	1,234	-44
Other operating expense	**(503)**	(454)	+11
Share of profit (loss) from investments accounted for using the equity method, net	**72**	(998)	.
Other financial expense, net	**(1,341)**	(2,228)	-40
Earnings before interest and taxes (EBIT) [1]	**(1,513)**	2,730	.
Interest income (expense), net	**(785)**	65	.
Profit (loss) before income taxes	**(2,298)**	2,795	.
Income tax expense	**(346)**	(1,091)	-68
Net profit (loss) from continuing operations	**(2,644)**	1,704	.
Net loss from discontinued operations	**–**	(290)	.
Net profit (loss)	**(2,644)**	1,414	.
Minority interest	**4**	(66)	.
Profit (loss) attributable to shareholders of Daimler AG	**(2,640)**	1,348	.

1 EBIT includes expenses from compounding of provisions (2009: €1,003 million; 2008: €429 million).

The Daimler Group's **revenue** decreased to €78.9 billion in 2009 (2008: €98.5 billion); adjusted for currency effects, the decrease was 21%. Further information on the development of revenue is provided in the "Business development" section of the Management Report.

Cost of sales developed in line with revenue, falling by 15% to €65.6 billion (2008: €76.9 billion). Due to the comparatively stronger fall in revenue, the gross margin fell from 21.9% in 2008 to 16.9% in 2009. The measures taken by Daimler at an early stage to increase efficiency and reduce costs, which include the adjustment of personnel expenses, made a significant contribution towards adjusting cost of sales to the sharp drop in revenue. Further information on cost of sales is provided in Note 4 of the Notes to the Consolidated Financial Statements.

Selling expenses decreased from €9.2 billion to €7.6 billion in 2009, primarily due to the general business development. The measures taken to reduce costs also had a positive impact. As a percentage of revenue, selling expenses were 9.6% (2008: 9.3%).

General administrative expenses fell by 20% to €3.3 billion (2008: €4.1 billion). This massive reduction was mainly the result of strict cost management. As a percentage of revenue, general administrative expenses were 4.2%, the same as in the prior year.

Research and non-capitalized development expenses amounted to €2.9 billion in 2009 (2008: €3.1 billion), increasing to 3.7% as a proportion of revenue (2008: 3.1%). The reduction in these expenses partially reflects lower personnel and material expenses as a result of cost-cutting actions. The Group's total research and development spending, including both capitalized and expensed items, decreased by approximately €0.2 billion (2009: spending of €4.2 billion; 2008: spending of €4.4 billion). Information on the main areas of research and development spending is provided in the "Research and development" section of the Management Report.

The decline in **other operating income** to €0.7 billion (2008: €1.2 billion) reflects the gain of €0.4 billion realized in the prior year on the sale of real estate properties at Potsdamer Platz. In 2009, there was a positive effect on other operating income of €0.1 billion from the refund of social-insurance contributions from the Federal Employment Agency, related to the short-time working arrangements at the production plants in Germany.

Other operating expense of €0.5 billion was at the prior-year level (2008: €0.5 billion).

Further information on the composition of other operating income and expense is provided in Note 5 of the Notes to the Consolidated Financial Statements.

In 2009, our **share of profit (loss) from investments accounted for using the equity method** amounted to a net profit of €0.1 billion (2008: net loss of €1.0 billion). The improvement primarily reflects the fact that there was a negative impact in 2008 from a proportionate loss of €1.4 billion relating to Chrysler. Daimler's proportionate share in the net profit of EADS decreased to €0.1 billion in 2009 (2008: €0.2 billion).

Dividend per share
in €



2.50
2.00
1.50
1.00
0.50
0
1.50
1.50
2.00
0.60
0.00
2005
2006
2007
2008
2009

Other financial expense, net, improved from €2.2 billion in 2008 to €1.3 billion in 2009. This improvement primarily reflects the fact that other financial expense in the prior year was increased by €1.7 billion due to the impairment of loans and other Chrysler-related assets. However, other financial expense in 2009 was increased by €0.3 billion due to expenses relating to the agreement concluded on Chrysler. Lower discount rates for discounting non-current provisions additionally increased other financial expense in 2009.

The Group recorded a **negative net interest result** of €0.8 billion in 2009 (2008: positive net interest result of €0.1 billion). This deterioration was mainly caused by maintaining higher gross liquidity combined with higher financing liabilities. In 2009, the level of interest on investments fell significantly, while refinancing costs for funds raised were increased by the high risk premiums on borrowing that were prevalent in the first several months of the year. Furthermore, lower expected returns on pension plan assets also reduced the net interest result.

In 2009, the Group recorded an **income tax expense** of €0.3 billion (2008: €1.1 billion). This was the result of impairments that had to be recognized on deferred tax assets at non-German subsidiaries and of additional tax expenses relating to the tax assessment or estimation of prior years. The effective tax rate was negative in 2009 at minus 15.1%. The effective tax rate in 2008 was 39.0%, and was higher than the expected tax rate because of impairments recognized on deferred tax assets at non-German subsidiaries. An additional factor is that pre-tax income in 2008 included losses related to our equity interest in Chrysler, not all of which were tax deductible. For further information on income taxes, please refer to Note 8 of the Notes to the Consolidated Financial Statements.

Net loss from continuing operations and **net loss** amounted to €2.6 billion in 2009 (2008: net profit from continuing operations of €1.7 billion and net profit of €1.4 billion). The decrease is primarily a reflection of lower EBIT of minus €1.5 billion (2008: plus €2.7 billion). Loss per share amounted to €2.63 (2008: earnings per share of €1.71 and €1.41 respectively).

Dividend

In view of the Group's net loss of €2.6 billion, the Board of Management and the Supervisory Board have decided to pay no dividend for the year 2009. This is solely due to last year's business development and earnings situation and is not related to our expectations for the year 2010. In the coming years, we want our shareholders to participate in appropriate form in Daimler's profits once again.

Road to Emission-free Mobility


Optimizing our vehicles with modern conventional powertrains
Hybridization for further increase in efficiency
Emission-free driving with fuel cells and battery vehicles
Energy for the future
Clean fuels for internal combustion engines
Energy sources for emission-free driving

Research and development

Top priority for research and development. Research and development play a key role at Daimler. Following the tradition of Gottlieb Daimler and Carl Benz, we have always seen ourselves as pioneers and drivers of innovation in the automotive industry. For this reason, we vigorously pushed forward with our research and development activities in the year 2009, despite very difficult market conditions. Our research activities help us to anticipate trends as well as customers' desires and the requirements they place on future mobility, which are then consistently integrated into series products by our development engineers. Our goal is to provide our customers with exciting products and tailored solutions for needs-oriented, safe and sustainable mobility. We organize our technology portfolio and our core competencies to ensure that we achieve this goal (see page 136 ff).

18,800 employees in research and development departments. Key factors for the market success of our vehicles are the expertise, creativity and motivation of our employees in research and development. At the end of the year 2009, 18,800 persons were employed in Daimler's research and development departments around the world (end of 2008: 18,900). Of that total, 11,800 persons were employed at Group Research and Mercedes-Benz Cars Development, 5,100 at the Daimler Trucks division, 800 at the Mercedes-Benz Vans division and 1,100 at Daimler Buses. Almost 3,500 research and development personnel were employed outside Germany (2008: 3,600).

The most important sites in our research and development network are Sindelfingen, Untertürkheim and Ulm in Germany. Our research and development locations in North America and Asia include Palo Alto, California and the research center for information and communication technology in Bangalore, India, as well as the Global Hybrid Center in Kawasaki, Japan. Furthermore, we collaborate with various renowned research institutes worldwide and participate in international exchange programs for young scientists.

Effective involvement of the supplier industry. In order to achieve our ambitious research and development goals, we also make use of services provided by supplier companies. Particularly in view of the technological challenges facing the automotive industry and the need to bring new technologies to market maturity as quickly as possible, it is essential to coordinate our activities with supplier companies. But within the framework of joint research and development work, we ensure that the core competencies for technologies important for the future of the automobile and for the uniqueness of our brand remain at the Group.

More than 2,000 patents filed. Daimler newly registered a total of 2,072 patents in the year 2009 (2008: 1,807), most of which were in the areas of drive systems and safety. More than 500 patent applications related to the issue of emission-free mobility, in particular electric drive systems using power from batteries or fuel cells. In the coming years, we will further extend our technology and innovation leadership across all products and brands with the help of industrial property rights.

High level of research and development expenditure. We effectively continued the research and development projects important for our vehicles' competitiveness in 2009, while further improving the efficiency and quality of our research and development work. We intend to play an active part in shaping the technological transformation facing the automotive industry with pioneering innovations also in the future. We therefore maintained a high level of research and development expenditure of €4.2 billion last year (2008: €4.4 billion). In accordance with IFRS accounting regulations, we capitalized development costs in a total amount of €1.3 billion (2008: €1.4 billion). The main areas of our work were new, extremely fuel-efficient and environmentally friendly drive technologies, in line with our "Road to Emission-free Mobility" initiative. We work on optimizing conventional drive technologies and enhancing their efficiency through hybridization, as well as on electric vehicles with fuel-cell drive and battery power. Another focus is on new safety technologies: In the context of our "Vision of Accident-free Driving," we are pursuing the goal of avoiding accidents as far as possible and of alleviating the consequences of any accidents that might still occur.

Research and development expenditure
in billions of €



total
thereof capitalized
5
4
3
2
1
0
2005
2006
2007
2008
2009

The most important projects at Mercedes-Benz Cars were the successor models for the A/B-Class and the M-Class, as well as new-generation engines and alternative drive systems. Total research and development expenditure at Mercedes-Benz Cars amounted to €2.7 billion last year (2008: €3.0 billion). Daimler Trucks spent €1.1 billion on research and development (2008: €1.1 billion). The main areas there were alternative drive systems, new engines for medium and heavy-duty trucks and successor generations of existing products. The focus of expenditure at Mercedes-Benz Vans was on the further development of engines to fulfill future emission regulations. Daimler Buses concentrated its development activities on new products, the fulfillment of new emission standards and alternative drive systems such as diesel hybrid and fuel cells.

€2.1 billion for environmental protection. We pursue the goal of preserving resources and reducing all relevant emissions. We therefore consider the effects of all our processes - from vehicle development to production and to recycling and environmentally friendly disposal. In the year 2009, we spent €2.1 billion on environmental protection (2008: €2.3 billion).

Extensive activities for environmental protection in production. With the help of environmentally friendly production methods, we have succeeded in recent years in continually reducing our plants' CO_2 emissions, production-related solvent emissions and noise pollution. With comparable production volumes, energy consumption fell between 2005 and 2008 by 2.9% to 10.4 million megawatt hours. During the same period, CO_2 emissions decreased by 3.3% to 3.6 million tons as a result of the slightly lower share of electricity in our total energy consumption. The reductions in 2009 were significantly greater than in the preceding years: 17.2% for energy consumption and 15.9% for CO_2 emissions. This was due on the one hand to the lower production volumes, but on the other hand also to our continual efforts to reduce energy consumption. Utilization of techniques that preserve resources such as closed-cycle systems enabled us to reduce water consumption by 2.3% between 2005 and 2008. A further reduction of 22.4% was achieved in 2009.

In the area of waste management, our guiding principle is that avoidance and recycling are better than disposal. Innovative techniques and environmentally compatible production allow us to steadily reduce our volumes of waste materials. Between 2005 and 2008, the total of production-related waste material fell by 4.0% to 1.1 million tons. In 2009, in line with lower production volumes, there was a reduction of 30% to 0.8 million tons. The figures stated for the year 2009 are based on an extrapolation of the environmental data currently available for 2009. The exact figures will be released with the publication of the new Sustainability Report in April 2010. We make use of comprehensive environmental management systems in our efforts to make further progress in the field of environmental protection. More than 98% of our employees worldwide work in plants whose environmental management systems have been certified according to the ISO 14001 or EMAS environmental standards.

Significant reductions in our cars' CO_2 emissions to 160 g/km. In 2009, the CO_2 emissions of our vehicles sold in the European Union decreased by 7% to 160 grams per kilometer. We thus made significantly greater progress than our competitors. This was partially due to our new economical engines and "Blue-EFFICIENCY" models. The first of these vehicles with optimized fuel efficiency, which consume up to 12% less fuel than the standard models, were launched in 2008. By the end of the year 2009, 58 "BlueEFFICIENCY" models had become available; by the end of 2010, this is to rise to 76. Meanwhile, nearly a third of our cars sold in Europe have CO_2 emissions of less than 140 grams per kilometer. We will reduce fuel consumption and CO_2 emissions even more in the future with innovative technologies for emission-free mobility. Our goal is to reduce the CO_2 emissions of our new car fleet in the European Union to less than 140 grams per kilometer by 2012. In recent years, we have continuously reduced the emission of pollutants by our cars: by more than 70% since 1995 and actually by more than 95% for particulate matter. We are global leaders for clean engines with our BLUETEC technology. Our BLUETEC automobiles fulfill the strictest emission standards and are the cleanest diesel cars in the world.

Employees by division

Daimler Group	256,407
Mercedes-Benz Cars	93,572
Daimler Trucks	70,699
Mercedes-Benz Vans	15,226
Daimler Buses	17,188
Sales Organization	47,625
Daimler Financial Services	6,800
Other	5,297



Commercial vehicles with low consumption and emissions. We have also continuously reduced the emissions of CO_2 and other harmful substances of our commercial vehicles in recent years. Since market launch in the year 2005, Mercedes-Benz has sold more than 260,000 BlueTec trucks. BLUETEC technology increases the efficiency and reduces the polluting emissions of our trucks significantly: Fuel consumption falls by 2 to 5%, representing 2,000 liters less diesel per truck each year. The Mercedes-Benz Actros 1844 LS is the world's most fuel-efficient series-produced truck, with consumption of 19.44 liters per 100 kilometers. Natural gas and hybrid drive are preferred for commercial vehicles, whereby hybrid technology has a key role to play. It can reduce diesel consumption by up to 15%. Daimler is the world's leading manufacturer of commercial vehicles with hybrid drive: By December 2009, we had supplied customers with about 2,600 Orion hybrid buses, nearly 540 Freightliner trucks and vans with hybrid drive, and more than 800 Fuso trucks and buses with hybrid technology. Worldwide therefore, a total of more than 4,000 commercial vehicles from Daimler are on the road with hybrid drive.

Research and development expenditure

	2009	2008	09/08
in millions of €			% change
Daimler Group	**4,181**	4,442	-6
thereof capitalized	**1,285**	1,387	-7
Mercedes-Benz Cars	**2,696**	2,994	-10
thereof capitalized	**913**	1,060	-14
Daimler Trucks	**1,116**	1,056	+6
thereof capitalized	**368**	326	+13
Mercedes-Benz Vans	**193**	228	-15
thereof capitalized	**0**	0	.
Daimler Buses	**212**	178	+19
thereof capitalized	**5**	1	+400

Employment

256,407 employees worldwide. In the year 2009, we adjusted our personnel capacities to the significantly lower levels of demand. Year-on-year, the total number of persons employed by the Daimler Group worldwide decreased to 256,407 as of December 31, 2009 (Dec. 31, 2008: 273,216). Of that total, 162,565 were employed in Germany (2008: 167,753), 17,697 in the United States (2008: 22,476), 14,152 in Japan (2008: 15,490) and 13,088 in Brazil (2008: 14,107). The number of apprentices was 9,151 (2008: 9,603). Daimler AG employed 147,052 persons at December 31, 2009 (Dec. 31, 2008: 152,097).

Daimler Trucks was affected the most by the personnel reductions; of the division's reduction of 8,716 persons, Trucks NAFTA accounted for 5,315. Headcounts were also reduced at the other divisions: The number of persons employed at Mercedes-Benz Cars decreased by 4%, at Mercedes-Benz Vans by 9%, and at Daimler Buses by 5%. In the Sales and Marketing Organization and at the Daimler Financial Services division, employment levels were reduced by 3% and 4% respectively.

In the year 2009, personnel expenses including social security contributions decreased due to the measures taken to reduce labor costs to €14.1 billion (2008: €15.1 billion).

Workforce makes contribution towards reducing labor costs. In view of the difficult economic situation, Daimler's Board of Management and the Group Labor Council agreed last year on a package of measures taking effect as of May 1, 2009 that reduces labor costs while securing employment. The package is valid for the employees of Daimler AG paid according to wage-tariff agreements. Programs have also been implemented to reduce labor costs at the other companies of the Group in Germany and abroad. The main element of the agreement at Daimler AG is an 8.75% reduction in working time with a corresponding reduction in earnings for those employees who are not already on short-time working arrangements. Short-time work had to be introduced during 2009 at all the car, truck and van plants in Germany in response to the drop in demand for vehicles. At Daimler AG at the end of 2009, 27,498 persons were on short-time work and 86,992 persons were affected by the 8.75% reduction. Due to increasing demand, however, short-time working arrangements have recently been reduced at our car plants, and were in fact discontinued at our biggest car plant in Sindelfingen at the beginning of January 2010.

Daimler Supplier Network


Expectations
Strategic Partners
Key Suppliers
Suppliers
Commitments

As an additional measure to reduce costs, we reached an agreement to postpone the employees' wage-tariff increase from May to October 2009. The senior executives also waived a salary increase in 2009 as well as, depending on the management level, between 5% and 10% of their basic monthly salaries. The members of the Board of Management waived 15%. Furthermore, the variable remuneration of senior executives and the Board of Management decreased significantly. This package of measures will probably remain in force until June 30, 2010.

Profit sharing. For the year 2008, we decided on a profit-sharing bonus of €1,900 for all employees of Daimler AG paid according to wage-tariff agreements. As a contribution by the workforce towards maintaining the Group's liquidity, an agreement was reached with the Group Labor Council that the bonus would not be paid as originally planned in April 2009. Instead, we reviewed the possibility of a capital participation for employees. However, this alternative proved to be unattractive for the employees mainly for tax reasons. We therefore paid out a profit-sharing bonus for the year 2008 at the end of December 2009. In recognition of the workforce's efforts in a difficult environment, the Board of Management has decided to award the employees of Daimler AG who are paid according to the wage-tariff agreement a special one-time bonus of €500 in 2010.

Average age. The average age of our employees worldwide in 2009 was 41.4 (2008: 41.1). Due to demographic developments, this will probably rise to 47 in the next ten years. The challenges arising from this development are taken into consideration in various aspects of our personnel strategy. Further information on this subject can be found in the "Human Resources" chapter, which starts on page 140 of this Annual Report.

Increase in employees' average period at the Group and in the proportion of women in management positions. The average period for which Daimler employees have been at the Group increased slightly in 2009 from 15.0 to 15.4 years. At the end of the year, Daimler Group employees in Germany had been with us for an average of 18.1 years (2008: 17.7); the average for employees of Daimler AG was 18.4 years (2008: 17.9). The average period for our employees outside Germany was 11.0 years (2008: 10.8). Women accounted for 13.1% of the total workforce of Daimler AG at the end of 2009 (2008: 12.9%). In management positions of levels 1 to 4, the proportion of women increased from last year's 10.4% to 10.9%.

Procurement

Manifold challenges for global procurement. The Daimler Group's procurement organization consists of three departments - Procurement Mercedes-Benz Cars and Vans, Procurement Daimler Trucks and Buses, and International Procurement Services for non-production materials - and is present at more than 50 locations all over the world.

As in the prior year, our procurement activities were affected by the global financial and economic crisis also in 2009. Particularly in economically difficult times, we work hard to achieve significant and sustained savings in material costs through the standardization of parts and components and by means of optimized purchasing processes. In this way, procurement makes an important contribution to the Group's overall profitability. In all of our procurement activities, we follow the principle of maintaining cooperative and constructive relationships with our suppliers.

Risk management has proven its worth in the crisis. The profitability of many supplier companies in the automotive industry deteriorated significantly in 2009. Within the context of our risk management, we therefore follow the development of our suppliers very closely - increasingly also from a financial point of view. Depending on internal assessments, suppliers are required to submit key financial figures to Daimler at regular intervals. At the same time, Corporate Procurement Services is available for a critical dialogue and if needed can provide qualified personnel to support suppliers on the spot. Nonetheless, several of our suppliers had to file for bankruptcy in 2009. Major production losses were avoided, however. Due to the great importance of suppliers for our production processes, Daimler has established a Supplier Risk Board, which holds regular meetings. This board is composed of members from various areas of the Group and is involved in deciding which suppliers receive orders, but also deals with possible alternative strategies such as maintaining additional stocks of parts or materials in consultation with the relevant production plants. If required, action plans are developed with which we can react quickly to the danger of supplier insolvencies.

Temporary easing of raw-material prices. Following the historical highs of 2008, the prices of many raw materials at first fell significantly in 2009. Assuming that the worst of the economic crisis is now over, we expect that prices will rise again with the forecast revival of the world economy and that price fluctuations will increase. This trend is already apparent in the prices of steel, precious metals and oil, for example. Daimler partially protects itself against fluctuations in raw-material prices in a number of ways, including long-term contracts and hedges.

New supplier cooperation model. We work together with our suppliers on the basis of performance orientation combined with partnership. The Daimler Supplier Network – a supplier cooperation model that we newly introduced in the year 2009 – provides the framework for this collaboration. We focus on reliable business relations and clearly defined performance criteria. As shown in the diagram on page 85, in the Daimler Supplier Network we allocate each supplier to one of three categories in line with its importance for the Group. Various expectations and obligations apply for each segment, with binding effect for both sides. As a supplier rises through the segmentation, mutual expectations and the obligations also increase. We examine each supplier's allocation to the respective segment with regard to purchasing volume as well as the company's innovative ability and performance, which is documented in an external balanced scorecard.

Suppliers' sustainable business practices. Our goal is to ensure that our business practices are sustainable along the entire value chain. To achieve this, we depend on business associates that share our view of sustainable collaboration. Expectations in terms of ecological and social aspects are formulated in Daimler's sustainability guidelines for suppliers. We monitor the extent to which these expectations are fulfilled with the help of various instruments. In this context, Corporate Procurement Services is firmly integrated into our Group-wide sustainability activities.

Information technology

Efficient IT processes and secure IT systems. In an era of rapid technological change, information technology (IT) plays a key role within the Daimler Group. In a digital world, nearly all business processes depend on IT. Secure and efficient IT systems make a major contribution to our financial success. With approximately 4,600 employees at more than 500 locations, IT has the task of improving the divisions' performance – from product development to vehicle production to processes in sales and accounting – with innovative systems. To these ends, we make use of more than 5,000 applications and ensure that they are functional at all times. In parallel, we continually optimize and further develop the system landscape: In the year 2009 for example, we succeeded in reducing costs per server by more than 30% compared with the prior year.

Daimler's IT organization supports more than 173,000 users worldwide. An integrated network infrastructure is therefore the backbone for smooth communications within the Group and with external companies. Due to the growing risks for information security and increasing legal requirements, throughout the Group we deploy Information Security Officers, who are regularly trained and controlled from headquarters by means of agreed objectives.

Tailored IT solutions for our business operations. The IT organization developed and introduced a wide range of tailored IT solutions for our business operations in 2009.

For the production of the C-Class in China, we completely renewed the local IT system landscape and fully integrated it into the Daimler system landscape. Standard processes and standard systems were implemented, similar to other assembly sites outside Germany. This allowed us to significantly reduce the costs of the IT reorganization.

For our van production in China, we implemented a Daimler system landscape together with an international team. Standardized IT tools and processes guarantee Mercedes-Benz quality also at production sites in growth markets such as China.

The car2go project shows how the smart car concept can be further developed to provide a new form of urban mobility with the help of efficient IT systems. Daimler's IT organization was the implementation partner for the concept. Among other activities, we developed the car2go back office and car2go community portal specifically for this project.

In the area of data protection, our innovation project entitled Enterprise Rights Management for Engineering has the goal of giving our engineers access to development data irrespective of system, location and time, while ensuring that this data, which is important for our competitiveness, cannot be accessed by third parties.

Innovative IT systems for sales. As the first automotive financial services company worldwide, Mercedes-Benz Financial last year developed an Apple iPhone application for personalized contract administration, with assistance from our IT organization. This allows our customers to make payments easily and conveniently, to find the nearest Mercedes-Benz authorized agent, or to contact customer service quickly and simply.

With the new dealer management system by the name of Autoline, Daimler intends to increase the efficiency of the sales organization and levels of customer satisfaction. Following a successful start, Autoline is to be put into use at all the sales and service centers in Germany in the coming years.

Central IT solution supports customs processes. We have implemented a central IT platform for customs processes at the Group which provides IT support for the processing of exports from the European Union to other countries in line with applicable customs regulations. The central platform makes these customs processes highly efficient while ensuring that payments of customs duty relating to the import and export of vehicles are minimized as far as possible.

Green IT initiative started. Green IT is intended to make a significant contribution to the Daimler Group's sustainability and future success. In the year 2009, within the context of this initiative we optimized the infrastructure of our data centers and communication technology (LAN, WAN, telephony). We deployed energy-saving computers and data-storage systems at our data centers, as well as energy-efficient PCs, monitors and printers in the offices. Green IT parameters are included in the balanced scorecard so that the resource-preserving application of information technology is understood as a process of continuous improvement.

Liquidity and Capital Resources

Principles and objectives of financial management

Financial management at Daimler consists of capital structure management, cash and liquidity management, pension asset management, market price risk management (foreign exchange rates, interest rates, commodity prices) and credit and financial country risk management. Worldwide financial management is performed within the scope of legal requirements for all Group entities by Treasury. Financial management operates within a framework of guidelines, limits and benchmarks, and is organizationally separate from other financial functions such as settlement, financial controlling, reporting and accounting.

Capital structure management designs the capital structure for the Group and its subsidiaries. Decisions regarding the capitalization of financial services companies, as well as production, sales and financing companies are based on the principles of cost- and risk-optimized liquidity and capital resources. In addition, it is necessary to adhere to various restrictions on capital transactions and on the transfer of capital and currencies.

Liquidity management secures the Group's ability to meet its payment obligations at any time. For this purpose, liquidity planning provides information about all cash flows from operating and financial activities in a rolling plan. The resulting financial requirements are covered by the use of appropriate instruments for liquidity management (e.g. bank credit, commercial paper, notes); liquidity surpluses are invested in the money market or the capital market to optimize risk and return. Besides operational liquidity, Daimler keeps additional liquidity reserves which are available on a short-term basis. These additional financial resources include a pool of receivables from the financial services business which are available for securitization in the credit market, as well as two contractually confirmed syndicated credit lines.

Cash management determines the Group's cash requirements and surpluses. The number of external bank transactions is minimized by the Group's internal netting of cash requirements and surpluses. Netting is done by means of cash-concentration or cash-pooling procedures. Daimler has established standardized processes and systems to manage its bank accounts, internal cash clearing accounts and the execution of automated payment transactions.

Management of market price risks aims to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the divisions and the Group. The Group's overall exposure to these market price risks is determined to provide a basis for hedging decisions, which include the selection of hedging instruments and the definition of hedging volumes and the corresponding periods. Decisions regarding the management of risks resulting from fluctuations in foreign exchange rates and commodity prices, as well as decisions on asset/liability management (interest rates), are regularly made by the relevant committees.

The **management of pension assets** includes the investment of pension assets to cover the corresponding pension obligations. Pension assets are held in separate pension funds and are thus not available for general business purposes. The funds are allocated to different asset classes such as equities, fixed-interest securities, alternative investments and real estate, depending on the expected development of pension obligations and with the help of a process for risk-return optimization. The performance of asset management is measured by comparing with defined reference indices. The Global Pension Committee at headquarters is responsible for the management of worldwide pension-asset risks. Additional information on pension plans and similar obligations is provided in Note 21 of the Notes to the Consolidated Financial Statements.

The risk volume that is subject to **credit risk management** includes all of Daimler's worldwide creditor positions with financial institutions, issuers of securities and customers. Credit risks with financial institutions and issuers of securities arise primarily from investments executed as part of our liquidity management and from trading in derivative financial instruments. The management of these credit risks is mainly based on an internal limit system that reflects the creditworthiness of the respective financial institution or issuer. The credit risk with customers results from granting them a payment period for goods delivered or services provided and includes the risk of default by contracted dealer-

Net increase (decrease) in cash and cash equivalents (maturing within 3 months or less)
in billions of €


6.9
11.0
-9.0
1.1
-0.2
9.8
Cash and cash equivalents 12/31/2008
Cash provided by operating activities
Cash used for investing activities
Cash used for financing activities
Effect of foreign exchange rate changes
Cash and cash equivalents 12/31/2009

ships and general agencies, other corporate customers and retail customers. In connection with the export business, general agencies that do not have sufficient creditworthiness are generally required to provide collateral such as first-class bank guarantees. The credit risk with end customers in the financial services business is managed by Daimler Financial Services on the basis of a standardized risk management process. In this process, minimum requirements are defined for the sales financing and leasing business and standards are set for credit processes as well as for the identification, measurement and management of risks. Key elements for the management of credit risks are appropriate creditworthiness assessments, supported by statistical analyses and evaluation methods, as well as structured portfolio analysis and monitoring.

Financial country risk management includes various aspects: the risk from investments in subsidiaries and joint ventures, the risk from the cross-border financing of Group companies in risk countries, and the risk from direct sales to customers in those countries. Daimler has an internal rating system that divides all countries in which it operates into risk categories. Equity capital transactions in risk countries are hedged against political risks with the use of investment-protection insurance such as the German government's investment guarantees. Some cross-border receivables due from customers are protected with the use of export-credit insurance, first-class bank guarantees and letters of credit. In addition, a committee sets and restricts the level of hard-currency credits granted to financial services companies in risk countries.

Additional information on the management of market price risks, credit defaults and liquidity risks is provided in Note 30 of the Notes to the Consolidated Financial Statements.

Cash flows

The presentation of cash flows has been changed compared to the prior year due to an amendment to the International Financial Reporting Standards (IFRS). All cash flows related to leased vehicles and receivables from financial services are now allocated to cash provided by operating activities. The figures for the prior year have been adjusted accordingly (see also Note 1 of the Notes to the Consolidated Financial Statements).

Cash provided by operating activities increased significantly to €11.0 billion (2008: minus €0.8 billion). The negative impact from the Group's lower earnings was primarily offset by the development of inventories. Inventories were reduced as a result of active and effective inventory management, whereas they increased in the prior year. The development was additionally affected by the lower levels of new leasing and sales-financing business and by the sale of parts of the non-automotive portfolio in the financial services business. Cash provided by operating activities increased also as a result of reduced trade receivables and lower tax payments. On the other hand, cash provided by operating activities was reduced by lower trade payables and higher contributions to pension plans.

Cash flows from investing activities resulted in a net cash outflow of €9.0 billion in 2009 (2008: €4.8 billion). This development was almost solely the result of the acquisition and sale of securities carried out in the context of liquidity management, which led to a net cash outflow of €5.4 billion (2008: net cash inflow of €0.2 billion). The cash outflows for investments in intangible assets and property, plant and equipment were lower than in the prior year, however, due to the need to concentrate on particularly important projects due to the economic crisis. Cash flows from investing activities in the prior year included inflows from the sale of real estate at Potsdamer Platz and from the transfer of shares in EADS in a total amount of €1.7 billion, as well as outflows for a loan extended to Chrysler (€1.0 billion) and related to the acquisition of shares in Tognum and Kamaz (€0.9 billion).

Cash flows from financing activities resulted in a net cash inflow of €1.1 billion, mainly related to the capital increase of €1.95 billion from the issue of new shares. The payment of the dividend for the year 2008 (€0.6 billion) and the net repayment of financing liabilities reduced the cash inflows from financing activities. The net cash outflow of €2.9 billion in the prior year primarily reflects the payment of the dividend for the year 2007 (€1.9 billion) and the share buyback programs (€4.2 billion), only partially offset by net cash inflows from borrowing and debt repayment.

Cash and cash equivalents with an original maturity of three months or less increased compared to December 31, 2008 by €2.9 billion, after taking into account the effects of currency translation. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, increased by €8.1 billion to €16.1 billion. The high level of liquidity will tend to decrease again in 2010, depending on the development of the economic environment.

The **free cash flow** of the industrial business, the parameter used by Daimler to measure the Group's financing capability, was significantly positive despite the difficult economic situation at plus €2.7 billion (2008: minus €3.9 billion).

The main reason for the increase in the free cash flow was the development of inventories and trade receivables, as well as investments in property, plant and equipment, which offset the negative effects from the divisions' earnings. There was also an impact from internal payments within the Group that were received by the industrial business from the financial services business in connection with fiscal unities (cash outflow in the prior year). The free cash flow was reduced, however, by higher contributions to pension plans and lower trade payables.

Free cash flow of the industrial business

in millions of €	**2009**	2008	09/08 Change
Cash provided by operating activities	**6,544**	1,600	4,944
Cash used for investing activities	**(7,716)**	(4,967)	(2,749)
Changes in cash (> 3 months) and marketable securities included in liquidity	**3,878**	(548)	4,426
Free cash flow of the industrial business	**2,706**	(3,915)	6,621

The **net liquidity of the industrial business** increased by €4.2 billion to €7.3 billion.

Net liquidity of the industrial business

in millions of €	**2009**	2008	09/08 Change
Cash	**6,735**	4,664	2,071
Marketable securities and term deposits	**5,073**	959	4,114
Liquidity	**11,808**	5,623	6,185
Financing liabilities	**(5,516)**	(4,448)	(1,068)
Market valuation and currency hedges for financing liabilities	**993**	1,931	(938)
Financing liabilities (nominal)	**(4,523)**	(2,517)	(2,006)
Net liquidity	**7,285**	3,106	4,179

The increase in net liquidity was primarily caused by the positive free cash flow and the capital increase from the issue of new shares (€1.95 billion). On the other hand, the net liquidity of the industrial business was reduced by the payment of the dividend for the year 2008.

Capital expenditure
in billions of €



4
3
2
1
0
2005
2006
2007
2008
2009

Net debt at Group level, which is primarily related to the refinancing of the leasing and sales-financing business, decreased by €7.5 billion compared to December 31, 2008. In addition to the development of the industrial business, this was mainly due to the positive free cash flow in the financial services business, which was primarily caused by the lower volume of new business resulting from lower vehicle sales. These factors were partially offset by the effects of currency translation.

Net debt of the Daimler Group

in millions of €	**2009**	2008	09/08 Change
Cash	**9,800**	6,912	2,888
Marketable securities and term deposits	**6,342**	1,091	5,251
Liquidity	**16,142**	8,003	8,139
Financing liabilities	**(58,294)**	(58,637)	343
Market valuation and currency hedges for financing liabilities	**993**	1,931	(938)
Financing liabilities (nominal)	**(57,301)**	(56,706)	(595)
Net debt	**(41,159)**	(48,703)	7,544

Capital expenditure

Focus of investment on important projects. Daimler invested €2.4 billion in property, plant and equipment in 2009 (2008: €3.6 billion). The focus was on investments in new vehicle models and new drive systems. €1.8 billion (2008: €2.5 billion) of the total volume of capital expenditure was in Germany. The lower volume of investment was primarily due to the policy of strict liquidity management that we pursued as a consequence of the difficult situation on financial markets during the year under review. We concentrated as far as possible on projects of particular importance for the success of our vehicles and the future of the Group. These projects were then pushed forward vigorously.

At Mercedes-Benz Cars, investment in property, plant and equipment decreased by 28% to €1.6 million in 2009. The division's main capital expenditure was for versions of the new E-Class and engine projects for the reduction of fuel consumption and emissions. In order to create additional capacities for new models in the A/B-Class segment, we started construction of a new plant in Kecskemét, Hungary. We also invested in the expansion of our car production facilities in the growth markets of China and India. Daimler Trucks invested primarily in projects for the global harmonization and standardization of engines and major components and for the fulfillment of stricter emission regulations. The division also invested in successor generations for its truck models. We established a new assembly plant in Saltillo, Mexico and started work on a new press plant in Gaggenau. In total, Daimler Trucks' investment in property, plant and equipment amounted to €0.6 billion (2008: €1.0 billion). At the Mercedes-Benz Vans division, the focus of investment was on the model upgrade for the Vito/Viano, the launch of particularly economical BlueEFFICIENCY models. At Daimler Buses, substantial amounts were invested in 2009 in successor generations to our city buses and coaches and in alternative drive systems. Daimler Buses also invested in the expansion of its production facilities in Turkey.

Investment in property, plant and equipment

in millions of €	**2009**	2008	09/08 % change
Daimler Group	**2,423**	3,559	-32
Mercedes-Benz Cars	**1,618**	2,246	-28
Daimler Trucks	**597**	991	-40
Mercedes-Benz Vans	**113**	150	-25
Daimler Buses	**78**	117	-33
Daimler Financial Services	**14**	41	-66

Refinancing

Daimler's **refinancing measures** are primarily determined by its financial services activities. Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and financial conditions, Daimler issues commercial paper, bonds and financial instruments secured by receivables in various currencies. Bank credit lines are also used to cover financing requirements.

In 2009, the Group covered its liquidity requirements mainly through the issuance of bonds and with bank credit. To a much lower extent, funds were also raised by issuing commercial paper. Furthermore, significantly increased customer deposits at Mercedes-Benz Bank were used as an additional source of funding.

In 2009, among other issuances, the following euro benchmark bonds were successfully placed on the market:

Amount in billions of €	Term in years	Maturity
1.0	2.25	06/2011
0.7	3	03/2012
2.0	5	01/2014
2.0	5	09/2014

In order to diversify our refinancing, we made smaller private placements in the euro market and issued bonds in the local markets of Japan, South Africa, Mexico and Argentina. The Group also successfully placed two ABS transactions in a total amount of US $1.8 billion in the United States.

Despite the ongoing financial market crisis in 2009, Daimler had adequate access to the capital markets. High borrowing costs at the beginning of 2009 decreased significantly for the Group as the year progressed.

At the end of 2009, Daimler had short-term and long-term credit lines totaling €21.1 billion, of which €8.0 billion was not utilized. These credit lines include a non-utilized syndicated US $4.9 billion credit facility, which is available to Daimler AG until December 2011. In October 2009, we were able to replace the expiring one-year syndicated €3 billion credit line with a new syndicated two-year credit line maturing in October 2011. The new facility was unused at the end of the year. The two syndicated credit facilities serve as collateral for commercial-paper drawings and can be used to finance general corporate activities.

The carrying values of the main financial instruments and the weighted average interest rates are shown in the table below.

	Average interest rates Dec. 31, 2009	Book value Dec. 31, 2009	Book value Dec. 31, 2008
	in %	Amounts in millions of €	
Bonds/notes	**4.66**	30,095	34,093
Commercial paper	**6.48**	176	2,320
Liabilities to banks	**5.04**	13,000	14,608

The financial instruments shown in the table above at December 31, 2009 are mainly denominated in the following currencies: 38% in US dollars, 29% in euros, 6% in Japanese yen, 4% in British pounds and 4% in Canadian dollars.

At December 31, 2009, the financial liabilities shown in the consolidated balance sheet, which include customer deposits in the direct banking business, amounted to €58,294 million (2008: €58,637 million). Of that total, €52,778 million or 91% was accounted for by the financial services business (2008: €54,189 million or 92%).

Detailed information on the amounts and terms of financing liabilities is provided in Notes 23 and 30 of the Notes to the Consolidated Financial Statements. Note 30 also provides information on the maturities of the other financial liabilities.

Other financial commitments and off-balance-sheet transactions

In the context of its normal business operations, the Group has entered into **other financial commitments** in addition to the liabilities shown in the consolidated balance sheet at December 31, 2009. These other financial commitments primarily relate to purchasing commitments and commitments to invest in plant replacement and expansion. The Group has also committed to lease payments in connection with rental and leasing agreements. In addition, particularly Daimler Financial Services has made irrevocable loan commitments within the framework of its business operations. The table below provides an overview of these other financial commitments and their maturities:

				Payments falling due	
	Total	within 1 year	between 1 and 3 years	between 4 and 5 years	after 5 years
in millions of €					
Purchasing agreements, purchase or investments in property, plant and equipment	4,463	4,025	422	15	1
Future lease payments under rental and leasing agreements	2,372	304	524	427	1,117
Irrevocable loan commitments	1,587	735	852	-	-

The Group's **off-balance-sheet transactions** relate to transactions in the context of which Daimler provided guarantees and thus continues to be subject to risk. However, this does not include warranties the Group provides on its products in the context of its vehicle sales.

The guarantees reported by the Group (excluding product warranties) principally represent **financial guarantees** that require us to make certain payments if a guarantee holder fails to meet its financial obligations. The maximum potential obligation resulting from these guarantees amounted to €1.5 billion at December 31, 2009 (2008: €1.9 billion); the corresponding provisions amounted to €0.2 billion at the end of the year (2008: €0.3 billion).

Most of the financial guarantees relate to the situations described as follows: In connection with the transfer of a majority interest in Chrysler in 2007, Daimler guaranteed payments of up to US $1 billion into the Chrysler pension plans; this guarantee was reduced to US $200 million in 2009. The Group also provided guarantees for other Chrysler obligations; at December 31, 2009, these guarantees amounted to €0.3 billion, whereby Chrysler provided €0.2 billion on an escrow account as collateral for the guaranteed obligations. Another financial guarantee of €0.1 billion relates to bank loans of Toll Collect GmbH, the operator company of the toll-collection system for trucks in Germany. Other risks arise from an additional guarantee that the Group provided for obligations of Toll Collect GmbH towards the Federal Republic of Germany. This guarantee is related to the completion and operation of the toll-collection system. A claim on this guarantee could primarily arise if for technical reasons toll revenue is lost or if certain contractually defined parameters are not fulfilled, if the Federal Republic of Germany makes additional claims, or if the final operating permit is not granted. Furthermore, arbitration proceedings have been initiated against the Group. The maximum obligation that could result from this guarantee is substantial, but cannot be reasonably estimated.

Furthermore, the Group has issued a number of smaller guarantees, some of which specify that Daimler guarantees the financial obligations of companies which supply us with parts or services or which lease production facilities to us.

Agreements whereby we guarantee specified trade-in or resale values for sold vehicles result in **guarantees under buy-back commitments** for the Group. Most of these guarantees provide the holder with the right to return purchased vehicles to the Group if the customer acquires another vehicle from Daimler. At December 31, 2009, the maximum potential obligation from these guarantees amounted to €0.7 billion (2008: €0.7 billion); the corresponding provisions amounted to €0.1 billion at the end of 2009 (2008: €0.1 billion).

Further information on other financial commitments and contingent liabilities from guarantees granted as well as on the electronic toll-collection system and related risks is provided in Note 28 (Guarantees and other financial commitments) and Note 27 (Legal proceedings) of the Notes to the Consolidated Financial Statements, respectively.

Credit ratings

Uncertainty during 2009 with regard to the ongoing development of international automotive markets was reflected also in the development of our credit ratings with the rating agencies Standard & Poor's (S&P), Moody's Investors Service (Moody's), Fitch Ratings (Fitch) and DBRS.

During the first half of 2009, both Fitch and S&P downgraded their credit ratings for Daimler by one step to BBB+, with reference to worsening earnings and financial prospects in view of the further weakening of global automobile markets as the year progressed. Moody's and DBRS maintained their Daimler ratings at A level, however. Moody's recognized the countermeasures initiated by the Group, while DBRS emphasized Daimler's strong business profile.

	End of 2009	End of 2008
Long-term credit ratings		
Standard & Poor's	**BBB+**	A-
Moody's	**A3**	A3
Fitch	**BBB+**	A-
DBRS	**A (low)**	A (low)
Short-term credit ratings		
Standard & Poor's	**A-2**	A-2
Moody's	**P-2**	P-2
Fitch	**F2**	F2
DBRS	**R-1 (low)**	R-1 (low)

On February 27, 2009, **S&P** changed its outlook for Daimler's credit rating from stable to negative. This adjustment was made in light of the rapidly weakening demand for cars and commercial vehicles in the world's major markets. On June 18, 2009, S&P downgraded our long-term rating from A- to BBB+ with a negative outlook, justifying this move with its changed financial expectations caused by the weak condition and poor prospects of global car and commercial-vehicle markets and by the poor financial results so far posted by Daimler during the crisis.

Moody's affirmed its A3 long-term rating for Daimler on February 18, 2009, but changed the outlook from stable to negative. The negative outlook was a reaction to the demand slump in our core sales markets, which was worse than Moody's had anticipated in terms of both extent and rapidity, and to Moody's expectation of negative effects on Daimler's profitability and cash generation.

On January 29, 2009, **Fitch** downgraded our long-term credit rating from A- to BBB+ with stable outlook, reacting to the impact of the worsening economic situation on Daimler's profitability and cash generation. On March 25, 2009, Fitch confirmed our rating in the context of a general review of the ratings of European automobile manufacturers, and adjusted the outlook for Daimler to negative, as with the other carmakers. Fitch justified this change with the worsened business expectations for the entire European automotive industry during the next two years.

DBRS confirmed its long-term rating for Daimler at A (low) on November 10, 2009. According to DBRS, this assessment reflects the strength of our business profile based on a leading position in the fields of premium automobiles and trucks. The outlook remained unchanged at stable.

The short-term ratings of all four rating agencies remained unchanged during 2009.

Financial Position

The **Group's balance sheet total** decreased compared to December 31, 2008 by €3.4 billion to €128.8 billion; adjusted for the effects of currency translation, the balance sheet total decreased by €4.3 billion. The financial services business accounted for €65.1 billion of the balance sheet total (December 31, 2008: €67.7 billion), equivalent to 51% of the Daimler Group's total assets (December 31, 2008: 51%).

Current assets constituted 42% of the balance sheet total, the same as a year earlier. Within that total, cash and cash equivalents increased while inventories and trade receivables decreased. Current liabilities decreased to 37% of the balance sheet total (December 31, 2008: 39%).

Intangible assets increased to €6.8 billion (December 31, 2008: €6.1 billion). This rise was primarily due to capitalized development costs and is related to investments in the development of new models and main components.

Property, plant and equipment of €16.0 billion were at the level of December 31, 2008 (€16.1 billion). Main areas of investment (€2.4 billion) in 2009 were for new models of the E-Class at Mercedes-Benz Cars and for new main components at Daimler Trucks.

Equipment on operating leases and **receivables from financial services** decreased by €4.1 billion to a total of €57.0 billion (December 31, 2008: €61.1 billion). Adjusted for the effects of currency translation, the decrease amounted to €4.9 billion. Equipment on operating leases and receivables from financial services together account for 44% of the balance sheet total (December 31, 2008: 46%). Receivables from financial services were mainly responsible for the decrease, as a reflection of reduced new business in line with the development of unit sales. Furthermore, parts of the non-automotive assets with a carrying amount of €0.9 billion were sold in 2009, and additional assets in an amount of €0.3 billion were classified as held for sale.

Investments accounted for using the equity method of €4.3 billion primarily comprise the carrying amounts of our equity interests in EADS, Tognum and Kamaz (December 31, 2008: €4.2 billion).

Inventories fell by €4.0 billion to €12.8 billion, equivalent to 10% of the balance sheet total (December 31, 2008: 13%). The decrease mainly reflects the lower stocks of new and used vehicles held and was achieved through active inventory management at all the automotive divisions.

Due to the development of unit sales, **trade receivables** decreased to €5.3 billion (December 31, 2008: €7.0 billion). Daimler Trucks was responsible for the largest portion of this decrease.

Other financial assets (€11.5 billion) mainly comprise securities, derivative financial instruments, loans and other receivables due from third parties. The increase of €3.5 billion primarily reflects the acquisition of securities in the context of liquidity management. There was an opposing effect from a reduction in the carrying amounts of derivative financial instruments.

Cash and cash equivalents increased compared to December 31, 2008 by €2.9 billion to €9.8 billion. One of the reasons for this change was the continued growth of customers' deposits in the direct banking business.

Due to the Group's ongoing concentration on its core business, parts of the non-automotive assets (€0.3 billion) were classified as **assets held for sale**.

Provisions account for 14% of the balance sheet total. Provisions primarily relate to warranty, personnel and pension obligations, and increased by €0.2 billion to €18.4 billion. The increase resulted from higher provisions for income taxes. There was an opposing effect from provisions for product warranties and for obligations relating to personnel and social costs.

Balance sheet structure Daimler Group



in %
2008
2009
Assets
Equity and liabilities
Non-current assets
Current assets
of which: Liquidity
in billions of €
58 58
42 42
13 6
129 132
25 25
36 38
39 37
132 129
Equity
Non-current liabilities
Current liabilities

Balance sheet structure industrial business



in %
2008
2009
Assets
Equity and liabilities
Non-current assets
Current assets
of which: Liquidity
in billions of €
63 61
37 39
19 9
64 65
44 43
32 39
24 18
65 64
Equity
Non-current liabilities
Current liabilities

Trade payables decreased compared to December 31, 2008 by €0.9 billion to €5.6 billion. Daimler Trucks was responsible for the largest part of this decrease.

Financing liabilities decreased by €0.3 billion to €58.3 billion. As a proportion of the balance sheet total, financing liabilities amounted to 45% (December 31, 2008: 44%), and mainly relate to the leasing and sales financing business. Within financing liabilities, liabilities from customers' deposits in Mercedes-Benz Bank's direct banking business increased from €6.0 billion to €12.6 billion. The volumes of refinancing by means of bonds, commercial papers and liabilities to financial institutions were reduced.

Other financial liabilities decreased from €10.3 billion to €9.7 billion. Other financial liabilities primarily comprise liabilities from residual value guarantees, liabilities relating to derivative financial instruments and to wages and salaries, as well as accrued interest on financing liabilities.

The **Group's equity** decreased compared to December 31, 2008 by €0.9 billion to €31.8 billion. The net loss of €2.6 billion and the dividend payment for 2008 (€0.6 billion) more than offset the capital increase through the issue of new shares to Aabar Investments PJSC in the first quarter (€1.95 billion). The Group's **equity ratio** was 24.7% at the end of the year (December 31, 2008: 24.3%), while the equity ratio for the industrial business was 42.6% (December 31, 2008: 42.7%). The 2008 equity ratios are adjusted for the dividend payment for the year 2008.

Further information on our financial position is provided in the Notes to the Consolidated Financial Statements.

The **funded status of the Group's pension obligations**, defined as the difference between the present value of the pension obligations and the fair value of pension plan assets, decreased in 2009 by €1.0 billion to minus €5.9 billion.

At December 31, 2009, the present value of the Group's defined pension obligations amounted to €16.5 billion, compared to €15.0 billion at the end of the prior year. The increase resulted primarily from the reduction in the discount rate for German pension plans of 0.6 of a percentage point to 5.3%. The plan assets available to finance the pension obligations increased from €10.1 billion to €10.6 billion at December 31, 2009. The main reasons for the increase were the positive development of capital markets in 2009 and contributions to plan assets.

Further information on pensions and similar obligations is provided in Note 21 of the Notes to the Consolidated Financial Statements.

Daimler AG

abridged version according to HGB

In addition to reporting on the Daimler Group, in this section, we also describe the development of Daimler AG.

Daimler AG is the parent company of the Daimler Group and is domiciled in Stuttgart. Its principal business activities comprise the development, production and distribution of cars, vans and trucks in Germany and the management of the Daimler Group.

The vehicles are produced at the domestic plants of Daimler AG, under contract-manufacturing agreements by foreign subsidiaries, and by producers of special vehicles. Daimler AG distributes its products through its own sales network with 34 German sales-and-service centers, through foreign sales subsidiaries, and through third parties.

Abridged statement of income (loss) of Daimler AG

in millions of €	**Dec. 31, 2009**	Dec. 31, 2008
Revenue	**47,177**	63,682
Cost of sales (including R&D expenses)	**(44,503)**	(57,064)
Selling expenses	**(4,389)**	(5,553)
General administrative expenses	**(2,178)**	(2,573)
Other operating expense	**(68)**	(6)
Financial income (expense)	**(403)**	1,359
Loss on ordinary activities	**(4,364)**	(155)
Income tax expense	**(401)**	(177)
Loss for the year	**(4,765)**	(332)
Profit brought forward	**–**	100
Transfer from capital reserve	**(4,765)**	–
Transfer from retained earnings	**–**	788
Balance sheet profit	**–**	556

Unlike Daimler's consolidated financial statements, which are prepared in accordance with the International Financial Reporting Standards (IFRS), the annual financial statements of Daimler AG are prepared according to the German Commercial Code (HGB). This results in some differences with regard to recognition and measurement, mainly relating to intangible assets, provisions, financial instruments and deferred taxes.

Profitability

The year 2009 was substantially affected by the global financial and economic crisis. This resulted in drastic slumps in demand for motor vehicles, particularly in the industrialized countries during the first few months of the year. In this difficult market environment, Daimler AG recorded a **loss on ordinary activities** of €4.4 billion (2008: loss of €0.2 billion).

The increased loss was primarily caused by lower unit sales of new and used vehicles, and was only partially offset by actions taken to reduce and avoid costs. Revenue fell by €16.5 billion to €47.2 billion. As a result of changes to the domestic leasing business, since February 1, 2009, Mercedes-Benz Leasing GmbH has been invoiced for the vehicles. This had a positive effect on revenue in 2009. The revenue generated by sales of cars decreased because of lower unit sales and changes in the model mix by €7.8 billion to €34.4 billion. Due to the worldwide recession, Daimler AG also recorded a substantial fall in revenue from trucks and vans of €8.6 billion to €12.8 billion. Unit sales and revenue increased again slightly in the second half of the year.

The result of operations in the car business worsened significantly compared to the prior year and was a loss. Revenue was also below the prior-year level. This was primarily due to the distinct weakening of demand for cars and the resulting fall in unit sales. In total, Daimler AG sold 1,038,000 new vehicles in 2009 (2008: 1,325,000). The 20% increase in unit sales of the E-Class to 217,000 units did not compensate for the decreases for the other model series. A weak first half of the year was followed by a significantly better second half, partially due to the market success of the new E-Class. Earnings were reduced also by ongoing intense competition and pressure on prices, as well as by advance expenditure for the further reduction of CO_2 emissions. There was a positive effect on earnings from the measures taken at an early stage to reduce costs, in particular from the adjustment of personnel costs (for a limited duration) and the intensification of the efficiency-enhancing program that was already running.

The result of operations from trucks and vans was also significantly worse than in the prior year. Due to the substantial drop in demand, sales of vans fell by 143,000 to 150,000 units, 53,000 trucks were sold (2008: 122,000). The decline in sales of trucks and vans primarily affected the Actros (- 62%), Axor (- 63%) and Sprinter (- 51%) series.

Financial expenses amounted to €0.4 billion, compared to a financial income in the prior year of €1.4 billion. This decline was primarily due to lower profit contributions from the domestic and foreign subsidiaries of Daimler AG as well as reduced interest income.

Cost of sales (excluding R&D expenses) decreased at a lower rate than revenue by 23.1% to €40.7 billion (2008: €53.0 billion). Material expenses decreased by a substantial margin due to the lower volume of business. This was particularly apparent for direct materials and the expense of purchased services. The efficiency-enhancing actions also contributed to the decrease.

Research and development expenses, which is included in cost of sales, decreased from €4.1 billion to €3.8 billion, but increased as a percentage of revenue from 6.4% to 8.0%. The reduction in research and development expenditure was mainly the result of lower expenses for purchased goods and services. R&D expenditure primarily related to new technologies and products for the reduction of fuel consumption and emissions. Cars accounted for €2.8 billion (2008: €3.0 billion) and trucks and vans accounted for €1.0 billion (2008: €1.1 billion). Key projects were the upgrading of the product portfolio (in particular for the S-, M- and A/B-Class), the avoidance of CO_2 emissions, and the development of alternative drive systems. At the end of the year, approximately 15,000 people were employed in the area of research and development.

Selling expenses fell significantly to €4.4 billion in 2009 (2008: €5.6 billion). The reduction was caused by the lower volume of business and the related commission expenses, lower charges on the valuation of receivables, and lower expenses for purchased services, including shipping.

General administrative expenses decreased to €2.2 billion, mainly due to lower expenses for expertise, consulting and fees, lower IT management expenses and lower expenses for rent and leases (2008: €2.6 billion).

The **other operating expense** was primarily affected in 2009 by obligations relating to legal proceedings and charges relating to Chrysler.

The **income tax expense** amounted to €0.4 billion and is largely related to assessments of previous years.

Balance sheet structure Daimler AG

	Dec. 31, 2009	Dec. 31, 2008
in millions of €		
Assets		
Non-current assets	**45,448**	47,050
Inventories	**4,872**	6,033
Receivables, securities and other assets	**20,841**	14,429
Cash and cash equivalents	**2,251**	772
Current assets	**27,964**	21,234
Deferred expenses and accrued income	**53**	93
	73,465	68,377
Equity and liabilities		
Share capital	**3,045**	2,768
(conditional capital €415 million)		
Capital reserve	**11,123**	14,204
Retained earnings	**5,721**	5,396
Unappropriated profit	**-**	556
Equity	**19,889**	22,924
Provisions for pensions and similar obligations	**12,981**	12,658
Other provisions	**11,204**	10,905
Provisions	**24,185**	23,563
Trade payables	**3,118**	3,431
Other liabilities	**24,461**	18,146
Liabilities	**27,579**	21,577
Deferred income and accrued expenses	**1,812**	313
	73,465	68,377

Financial position, liquidity and capital resources

Compared to December 31, 2008, the **balance sheet total** increased by 7.4% to €73.5 billion.

Non-current assets decreased compared with the end of 2008 by €1.6 billion to €45.4 billion. This decrease was primarily the result of a reduction in equipment on operating leases and reflects changes in the domestic leasing business. Investment in property, plant and equipment (excluding leased assets, approximately €1.5 billion) was mainly replacement investment for the production of the E-Class and investment in new engine and transmission projects in the area of commercial vehicles.

Inventories fell by €1.2 billion to €4.9 billion, mainly relating to new and used vehicles as a result of our policy of active inventory management.

Receivables, securities and other assets increased by €6.4 billion to €20.8 billion. This was primarily caused by increases in commercial paper (€4.4 billion) and receivables due from subsidiaries (€2.9 billion), the latter caused by the financing function of the parent company. Trade receivables decreased by €0.6 billion, however.

Cash and cash equivalents increased compared to a year earlier by €1.5 billion to €2.3 billion.

Gross liquidity - defined as cash and cash equivalents plus miscellaneous marketable securities - of €6.7 billion was €5.7 billion higher than at the end of 2008. **Cash provided by operating activities** amounted to €3.3 billion in 2009 (2008: €3.1 billion). The increased cash flow resulted primarily from the reduction of inventories during 2009 and from the forfeiture of future leasing installments in favor of Mercedes-Benz Bank AG. The **cash flow from investing activities** resulted in a net cash outflow of €5.1 billion (2008: €4.7 billion). This mainly reflects investments in commercial paper and in property, plant and equipment. The **cash flow from financing activities** resulted in a net cash inflow of €3.3 billion (2008: net cash outflow of €1.3 billion). The net cash inflow is primarily related to the capital increase in connection with the equity interest in Daimler AG acquired by Semare Beteiligungsverwaltungsgesellschaft mbH, an indirect subsidiary of Aabar Investments PJSC, Abu Dhabi. The main cash outflow was the payment of the dividend for the year 2008.

Equity decreased by €3.0 billion compared to December 31, 2008. This change was caused by the loss for the year, which was offset with a transfer from the capital reserve. The change in retained earnings is due to the reclassification of treasury shares used to satisfy the claims of former AEG shareholders following a verdict reached by the Higher Regional Court in Frankfurt am Main on November 17, 2009. The equity ratio at the end of 2009 was 27.1% (2008: 33.5%).

Provisions increased by €0.6 billion to €24.2 billion, primarily due to provisions for pensions and similar obligations and provisions for taxes.

Liabilities rose by €6.0 billion to €27.6 billion. This rise mainly reflects the increase in financial liabilities to subsidiaries (plus €5.3 billion).

Risks and opportunities

The business development of Daimler AG is fundamentally subject to the same risks and opportunities as the Daimler Group. Daimler AG generally participates in the risks of its equity interests and subsidiaries in line with its the percentage of each holding. Charges may additionally arise from equity interests and subsidiaries in connection with statutory or contractual obligations (in particular with regard to financing). The risks are described in the Risk Report.

Outlook

On the basis of higher unit sales and revenue in 2010, Daimler AG anticipates a significant improvement in its earnings situation, although the level of the years before the financial and economic crisis is unlikely to be achieved. The positive trend should continue in the year 2011. Because of the interrelations between Daimler AG and its subsidiaries and the relative size of Daimler AG within the Group, we also refer to the statements in the Outlook chapter, which also reflect expectations for the parent company.

Overall Assessment of the Economic Situation

The Board of Management believes that, like the entire automotive industry, the Daimler Group still faces great challenges at the time of preparing this Management Report. Although there are signs that the worst of the industry's global sales crisis was passed in the middle of 2009, the effects of the crisis are still noticeable. Many of our important markets stabilized at very low levels compared to the years 2007 and 2008, and are now in an upward development that is still very hesitant. Even if this upward trend - as we expect - stabilizes and accelerates, our core markets of North America, Western Europe and Japan will only regain their magnitudes of the years before the global financial and economic crisis in the medium term. It is true that new markets such as China and India will provide a certain degree of compensation, but we have to assume that we will achieve our growth targets in terms of unit sales, revenue and earnings somewhat later than we anticipated before the crisis.

An additional factor is that the present sales crisis of the automotive industry is accompanied by fundamental technological changes. This not only requires substantial expenditure for research and development, but also entails a process of structural adjustment. Key challenges are the penetration of growth markets outside the United States, Western Europe and Japan, and above all the expansion of our product range to include fuel-efficient and environmentally friendly vehicles. There will be an increasing focus on concepts for sustainable mobility. But the resulting replacement of existing vehicles with more economical and environmentally friendly vehicles will open up great sales opportunities - particularly for us as a manufacturer of high-quality vehicles. And we intend to make good use of these opportunities as a technology leader in the field of sustainable mobility.

In the year 2009, the Daimler Group's unit sales of 1.6 million vehicles were significantly below the level of the prior year. Revenue decreased by 20% to €78.9 billion. Operating profit (EBIT) improved substantially as the year progressed and was positive again in the third and fourth quarters. But due to the high losses in the first half of the year, full-year EBIT was negative at minus €1.5 billion and the Group posted a net loss for the year 2009 of €2.6 billion.

Due to the weak first half of the year, the Mercedes-Benz Cars division suffered a sharp drop in earnings, posting EBIT of minus €0.5 billion. Daimler Trucks also recorded a loss with EBIT of minus €1.0 billion; of which €340 million represents charges relating to expenditure for the repositioning of our business in North America and Asia. Mercedes-Benz Vans division returned to profitability in the third quarter, its EBIT for the full year was slightly positive. Daimler Buses made a significantly positive contribution to the Group's earnings also in the crisis year. The Daimler Financial Services division was affected by the financial and economic crisis as well, but also delivered positive EBIT despite its significantly higher cost of risk.

We reacted quickly and effectively to the dramatic falls in unit sales and earnings and to the changed economic situation. We rapidly implemented cost-reducing actions with a total volume of €5.3 billion, allowing us to achieve positive earnings even with difficult market conditions. The success of these measures was already apparent in the second half of 2009. Furthermore, the efficiency-enhancing programs running in all our divisions have been intensified and in some cases supplemented with structural components.

At the same time, we are pushing forward with our research and development work in line with our initiative "The Road to Emission-free mobility" - and we are not making any cutbacks in this area. We will further improve the environmental compatibility and fuel efficiency of our vehicles with the application of new technologies, while attracting and retaining customers with our typical product features of safety, comfort and above all fascination.

Events after the End of the 2009 Financial Year

With the goal of utilizing the growth potential of the newly industrializing countries, we are increasing our investment in local production facilities, especially in China, India and Russia. We can only ensure that we profit from these markets in the future by maintaining appropriate local presence.

Within the context of our financial management, particularly in the crisis, we ensured that Daimler can continue to rely on a solid financial foundation for the implementation of its strategies. Our equity base has been additionally strengthened by our new investor Aabar Investments (Abu Dhabi), which acquired 9.1% of Daimler's shares in March 2009. Our equity ratio and liquidity remained at high levels at the end of 2009, despite the effects of the global financial and economic crisis.

In view of the Group's net loss of €2.6 billion, the Board of Management and the Supervisory Board have decided to pay no dividend for the year 2009. This is solely due to last year's business development and earnings situation and is not related to our expectations for the year 2010. In the coming years, we want our shareholders to participate in appropriate form in Daimler's profits once again.

To sum up, we can enter the year 2010 with confidence. Daimler is a financially sound, strong and above all innovative company. We are therefore firmly convinced that we will successfully meet the challenges ahead.

Further events after the end of the 2009 financial year. Since the end of the 2009 financial year, there have been no further occurrences that are of major significance for Daimler. The course of business in the first two months of 2010 confirms the statements made in the "Outlook" section of this Annual Report.

Risks and opportunities

Daimler's divisions are exposed to a large number of risks which are inextricably linked with their entrepreneurial activities. In order to identify, evaluate and deal consistently with these risks, we make use of effective management and control systems; we have combined these systems in a uniform risk management system, which is described below.

Entrepreneurial activity primarily consists of creating and utilizing opportunities in order to secure and strengthen the company's competitiveness. Entrepreneurial opportunities are not reported within our risk management system, but are included in the annual operational planning and followed up during the year in the context of periodical corporate reporting. The divisions are directly responsible for the early identification of opportunities and their utilization. Within the framework of the strategy process, longer-term opportunities for further profitable growth are identified and brought into the decision-making process. Further information on this subject is provided on page 116 of the Management Report.

Risk management system

(Report and explanation provided pursuant to Section 315, Subsection 2 Number 5 and Section 289, Subsection 5 of the German Commercial Code (HGB))

The **risk management system with regard to material risks and risks threatening the existence of the Group** is integrated into the value-based management and planning system of Daimler AG and the Group. It is an integral part of the overall planning, management and reporting process in all relevant legal entities, divisions and central functions. It aims to systematically identify, assess, monitor and document material risks and risks threatening the existence of Daimler. Risk assessment principally takes place for a two-year planning period, although in the discussions for the derivation of medium-term and strategic goals, Daimler identifies and monitors longer-term risks. In the context of the two-year operational planning, with the use of defined risk categories, risks are identified for the divisions and operating units, the major associated companies and the central departments, and are assessed regarding their probability of occurrence and possible extent of damage. Assessment of the possible extent of damage usually takes place in terms of the risks' impact on EBIT. The reporting of relevant risks is based on fixed value limits. The responsible persons also have the task of developing, and initiating as required, measures to avoid, reduce and hedge risks. Material risks and the countermeasures taken are monitored within the framework of a regular process. As well as the regular reporting, there is also an internal reporting obligation within the Group for risks arising unexpectedly. The Group's central risk management department regularly reports on the identified risks to the Board of Management and the Supervisory Board.

The **internal control and risk management system with regard to the accounting process** has the goal of ensuring the correctness and effectiveness of accounting and financial reporting. It is continually further developed and is an integral part of the accounting and financial reporting process in all relevant legal entities and central functions. The system includes principles and procedures as well as preventive and detective controls. Among other things, we regularly check that:
- the Group's uniform financial reporting, valuation and accounting guidelines are continually updated and regularly trained and adhered to;
- transactions within the Group are fully accounted for and properly eliminated;
- issues relevant for financial reporting and disclosure from agreements entered into are recognized and appropriately presented;
- processes exist to guarantee the completeness of financial reporting;
- processes exist for the segregation of duties and for the "four-eyes principle" in the context of preparing financial statements, as well as for authorization and access rules for relevant IT accounting systems.

We assess systematically the effectiveness of the internal control and risk management system with regard to the corporate accounting process. At first, there is a risk analysis and a definition of control. Significant risks relating to the process of corporate accounting and financial reporting in the main legal entities and central functions are identified. The controls required for the identification of risks are then defined and documented in accordance with Group-wide guidelines. Regular random tests are carried out to assess the effectiveness of the controls. These tests constitute the basis for self-assessment of the appropriate extent and effectiveness of the controls. The results of this self-assessment are documented and reported in a global IT system. Any weaknesses recognized are eliminated with consideration of their potential effects. At the end of the annual cycle, the selected legal entities and central functions confirm the effectiveness of the internal control and risk management system with regard to the corporate accounting process. The Board of Management and the Audit Committee of the Supervisory Board are regularly informed about the main control weaknesses and about the effectiveness of the control mechanisms installed. However, the internal control and risk management system with regard to the accounting process cannot ensure with absolute certainty that material false statements are avoided in accounting.

In order to ensure the **holistic presentation and assessment** not only of material risks and risks threatening the existence of the Group, but also of the control and risk process with regard to the corporate accounting process, Daimler has established the Group Risk Management Committee (GRMC). It is composed of representatives of the areas of Finance & Controlling, Accounting, Legal Affairs and Compliance, and is chaired by the Board of Management Member for Finance (CFO). The Internal Auditing department contributes material statements on the internal control and risk management system. In addition to fundamental issues, the committee has the following tasks:

- The GRMC creates and shapes the framework conditions with regard to the organization, methods, processes and systems we need to ensure a functioning, Group-wide and holistic control and risk management system.
- The GRMC regularly reviews the effectiveness and functionality of the installed control and risk management processes. Minimum requirements can be laid down in terms of the design of the control processes and of risk management, and corrective measures can be commissioned as necessary or appropriate to eliminate any system failings or weaknesses exposed. But responsibility for operational risk management for risks threatening the existence of the Group and for the control and risk management processes with regard to the corporate accounting process remains directly with the corporate areas, companies and central functions. The measures taken by GRMC ensure that relevant risks and any existing process weaknesses in the corporate accounting process are identified and eliminated as early as possible.

The Board of Management Member for Finance regularly reports to the Board of Management and the Audit Committee of the Supervisory Board of Daimler AG on the current risk situation as well as on the effectiveness, functions and appropriateness of the internal control and risk management system. Furthermore, the responsible managers regularly discuss the risks of business operations with the Board of Management.

The Audit Committee of the Supervisory Board is responsible for the **monitoring the internal control and risk management system.** The Internal Auditing department monitors whether the statutory conditions and the Group's internal guidelines are adhered to for the Group's entire monitoring and risk management system, and if required develops appropriate measures which are initiated by the management. The external auditors audit the system for the early identification of risks that is integrated in the risk management system for its fundamental suitability for identifying risks threatening the existence of the Group; in addition, they report to the Supervisory Board on any significant weaknesses that have been discovered in the internal control and risk management system.

Economic risks

The **world economy** passed through the worst recession of the post-war period in 2009. Although the economy bottomed out in the summer, the recovery started only moderately. Against the backdrop of the world economy's very fragile condition, the potential risks of a weaker economic development or even of a setback are substantial. We see the main risks for the global economy in 2010 in renewed turmoil in financial and capital markets, cautious lending policies, excessive rises in raw-material prices, deflationary tendencies, soaring public-sector debt ratios, increasing protectionism and a growth slump in the emerging markets, particularly in China. The development of the world economy in 2010 expected by the majority of economic research institutions, and also by Daimler, is highly dependent on the development of these risk factors. This means that there are still considerable economic risks for Daimler's financial position, cash flows and profitability.

One of the most-discussed issues influencing future economic developments, particularly in industrial countries, is the so-called **"exit strategies" of central banks and governments**. The central banks will once again have to reduce the surplus liquidity that they have provided to prevent markets from drying up. The more the world economy recovers, the bigger the risk potential of this surplus liquidity, in particular with regard to potential new bubbles or higher inflation. Governments' "exit strategies" aim to reduce the excessive levels of public-sector debt ratios, which will require a course of strict consolidation. However, a restrictive fiscal policy that is started too early could jeopardize the fragile economic upswing.

Although the **US economy** was still recovering at the end of 2009, there is still some uncertainty with regard to the sustainability of this development. The financial market continues to constitute a source of great risk potential. Estimates by the International Monetary Fund (IMF) indicate that the peak of credit defaults will probably not be reached until some time in 2010. Another factor is that the supply of credit is by no means secure. Problems in this respect would place substantial burdens on investment and consumption and would also increase unemployment once again. This could result in the recovery being halted or could even trigger another temporary slump. Due to the importance of the US economy, such an unfavorable development would have a corresponding negative impact also on the world economy. Although the United States' current account deficit decreased significantly in 2009, the US economy is still dependent on inflows of capital from abroad and a correction of the current account deficit is inevitable in the medium term. Such a correction could depress domestic demand and trigger further depreciation of the US dollar. This depreciation could be accelerated by massive movements in global currency reserves. In total, such occurrences could have negative impacts on car and commercial-vehicle demands.

Contrary to initial hopes, the economy of **Western Europe** was not immune to the global recession. Similar to the situation in the United States, the biggest risks for the continuation of the incipient recovery are to be seen in the financial market. Due to the large numbers of small and medium-sized enterprises, the spread and exacerbation of refinancing difficulties would be a major burden. A lasting shortage of credit would substantially jeopardize the process of economic recovery and trigger further bankruptcies, which could also affect automotive dealerships and suppliers. There is also a risk that both private consumption and companies' investments could be significantly weaker than currently predicted. This would have a negative impact on demand for motor vehicles, with considerable risk potential for the Daimler Group due to the importance of Germany and other countries of Western Europe as major sales markets.

The basic economic pattern including risks like those in the United States and Western Europe also applies to **Japan**. Additional risks are to be seen in the appreciation of the yen and the enormous increase in government debt. Unfavorable economic prospects would not only considerably reduce the Group's exports to Japan, but would also place a substantial burden on the development of our operating units' earnings in Japan.

A sustained reduction in economic growth in **China** would also be strategically relevant for Daimler. This would have a significant impact on the world economy, with negative effects on Daimler's activities. Furthermore, potential economic crises in other emerging markets where the Group has important production facilities could also be of particular relevance. Crises in emerging markets where Daimler is active solely in a sales function would result in more limited risk potential, however.

We see an additional major risk in the development of **raw-material prices**. If, in the present situation of high volatility, prices were to rise sharply once again and depart even further from fundamentally justified levels, the assumed global economic outlook would be jeopardized. This would result in a negative impact on growth, especially in those countries that import large volumes of raw materials. However, falling raw-material prices imply substantial risks for the economic growth of raw-material exporting emerging markets.

Risks for market access and the global networking of the Group's facilities could arise as a result of a **weakening of international free trade** in favor of regional trade blocks or the emergence of protectionist tendencies. Such tendencies increased noticeably again during the recession. Also a rise in bilateral free-trade agreements outside the European Union could also affect Daimler's position in key foreign markets.

Finally, the world economy could be negatively affected by a lasting deterioration in **consumer and investor confidence** and by sustained deflationary tendencies, but also by inflationary tendencies. Such developments could be triggered not only by the financial market problems, but also by geopolitical and military instability.

Industry and business risks

General market risks. The global economic and financial crisis led to substantial falls in demand for automobiles and commercial vehicles in 2009. State scrappage incentives alleviated the slump in demand for cars somewhat, but Daimler profited from these actions only to a very limited extent. There is a danger, however, that the discontinuation of this fiscal support will lead to significant falls in unit sales in the coming years. Customers have meanwhile become used to a certain level of **sales supporting actions**. Such additional financing offers and price incentives could have a negative impact on earnings in the coming years. **Competitive pressure** in the automotive markets, which was already a significant factor, has therefore intensified. In many markets, customers' heightened sensitivity to the issue of vehicles' environmental friendliness and high fuel prices have boosted demand for smaller, more fuel-efficient automobiles. In order to enhance the attractiveness of less fuel-efficient vehicles, additional measures could become necessary with an adverse effect on profitability. These additional actions would not only reduce revenues in the new-vehicle business, but would also lead to lower price levels on used-vehicle markets and thus to falling residual values for leased vehicles. A shift in the model mix towards smaller vehicles with lower margins would also place an additional burden on Daimler's financial position, cash flows and profitability.

Excess capacities and intense competition in the automotive industry are putting increasing pressure on prices and could necessitate further reductions in costs. For example, some US automobile manufacturers have received state financial support or have achieved a lower cost base as a result of statutory reorganization processes; this has allowed those manufacturers to sell their vehicles at more favorable prices and to improve their profitability.

As a reaction to the significant drop in demand, Daimler initiated comprehensive measures to **reduce and optimize its production** of cars and commercial vehicles. The Group has also achieved significant savings by agreeing with employee representatives on temporary adjustments of cost structures. However, should the automotive market crisis last longer than expected or actually worsen, steps might have to be taken to adjust production volumes and improve our efficiency, with negative effects on profitability and liquidity. Should we not succeed in effectively adapting our production and cost structures to changing conditions, this might also result in negative effects on our profitability and cash flows. The successful implementation of the repositioning of our subsidiaries Daimler Trucks North America and Mitsubishi Truck and Bus Corporation is another important step to secure the long-term profitability of Daimler Trucks.

The **financial position of dealerships and importers** is increasingly jeopardizing by falling demand for vehicles combined with higher refinancing costs and significantly more difficult access to credit due to the financial market crisis. Supportive measures taken by the Group already had an adverse effect on our earnings in 2009; any additional measures would worsen the Group's financial position, cash flows and profitability.

Risks related to the leasing and sales-financing business. Daimler's financial services business primarily comprises the provision of financing and leasing for the Group's products. In particular, this business involves the risk that the prices realizable for used vehicles at the end of leasing contracts are below their book values (residual-value risk). Another inherent risk is that some of the receivables due in the financial services business might not be recoverable due to customer default (credit risk). Other risks connected with the leasing and sales-financing business are the possibilities of increased refinancing costs and of changes in interest rates. Downgrades in ratings agencies' assessments of Daimler's creditworthiness would have a negative impact on the Group's cost of borrowed capital and thus also on the business outlook for Daimler Financial Services. A resulting adjustment of credit conditions for customers in the leasing and sales-financing business could reduce the new business and contract volume of Daimler Financial Services, thus also reducing the unit sales of the automotive divisions. Daimler counteracts residual-value and credit risks by means of appropriate market analyses and creditworthiness checks. Derivative financial instruments are used to hedge against the risk of changes in interest rates. Further information on credit risks and the Group's risk-minimizing actions is provided in Note 30 of the Notes to the Consolidated Financial Statements.

Production and technology risks. In order to achieve the targeted levels of prices, factors such as **brand image, design and product quality** are becoming increasingly important, as well as additional technical features resulting from our innovative research and development. Convincing solutions, for example supporting accident-free driving or further improving our vehicles' fuel consumption and emissions as with as diesel-hybrid technology, are of key importance for safe and sustainable mobility. Because these solutions generally require higher advance expenditure and greater technical complexity, there is an increasing challenge to realize efficiency improvements while simultaneously fulfilling Daimler's own quality standards. If we fail to perform this task optimally, this could negatively affect the Group's future profitability.

Product quality has a major influence on a customer's decision to buy a passenger car or commercial vehicle. At the same time, technical complexity continues to grow as a result of additional features, for example for the fulfillment of various emission and fuel-economy regulations, increasing the danger of vehicle malfunctions. Technical problems could lead to recall and repair campaigns, or could even necessitate new development work. Furthermore, deteriorating product quality can lead to higher warranty and goodwill costs.

Risks related to the legal and political framework. The legal and political framework has a considerable impact on Daimler's future business success. Regulations concerning vehicles' **exhaust emissions, fuel consumption and safety** play a particularly important role. Complying with these varied and often diverging regulations all over the world requires strenuous efforts on the part of the automotive industry. We expect to have to significantly increase our spending aimed at fulfilling these requirements in the future. Many countries have already implemented stricter regulations to reduce vehicles' emissions and fuel consumption, or are about to do so, one example being European regulations on exhaust emissions and fuel consumption. The key elements of the European Union's regulation on carbon dioxide, which was passed by the EU parliament at the end of 2008, call for a significant reduction in new vehicles' CO_2 emissions already as of 2012, and for phased improvements whereby the average emissions of manufacturers' entire fleets of new cars have to meet new limits by 2015. Non-compliance with those limits will lead to penalty payments for manufacturers. Similar legislative proposals is also available in the U.S. We assume that we will meet the targets, but that to do so we will have to significantly increase our research and development spending. Daimler monitors these developments and attempts to anticipate foreseeable requirements and long-term targets during the phase of product development.

Procurement market risks. Procurement risks arise for the Group from **fluctuations in prices of raw materials**. After the falls in prices of raw materials at the end of 2008, there was a degree of stabilization at the beginning of 2009. Since then, the prices of many raw materials have risen again. Due to the worldwide effects of the economic crisis, the development of prices in the raw-material markets remains uncertain. Our scope to pass on the increased cost of raw materials and purchased components in the form of price increases for our vehicles is very limited because of intense pressure of competition in the international automobile markets. Daimler counteracts procurement risks by means of targeted commodity and supplier risk management. Supplier risk management aims to identify suppliers' potential financial difficulties at an early stage and to initiate suitable countermeasures. We attempt to reduce our dependency on individual materials in the context of commodity management, by making appropriate technological progress for example. Daimler protects itself against the volatility of raw-material prices by entering into long-term supply agreements, which make short-term risks for material supplies and the effects of price fluctuations more calculable. Furthermore, in connection with precious metals, we make use of derivative price hedging instruments. Furthermore, some of our suppliers' refinancing possibilities have worsened significantly due to the financial market crisis. Some individual or joint support actions by automobile manufacturers have been required in order to safeguard production and sales. Should the financial situation of important suppliers continue to deteriorate, this could require further significant **support actions** with a negative impact on the Group's earnings as well as cash flows and financial position. Supplier failures could affect our vehicle production.

Information technology risks and unforeseeable events. Production and business processes could also be disturbed by **unforeseeable events** such as **natural disasters** or **terrorist attacks**. Consumer confidence would be significantly affected and production could be interrupted by supply problems and intensified security measures at territorial borders. **Information technology** plays an increasingly important role in our business processes. Storing and exchanging data in a timely, complete and correct manner and being able to utilize fully functioning IT applications are crucial prerequisites for a global company such as Daimler. Possible risks, the occurrence of which could result in the interruption of our business processes due to the failure of IT systems or the loss or corruption of data, are therefore identified and evaluated over the entire life cycles of applications and IT system. Daimler has defined suitable actions for risk avoidance and limitation of damage, continually adapts these actions to changing circumstances, and monitors their implementation. These activities are embedded in a multi-stage IT risk management process. For example, the Group minimizes potential interruptions of operating routines in the data centers by means of mirrored data sets, decentralized data storage, outsourced archiving, high-availability computers and appropriate emergency plans. In order to fulfill rising requirements in terms of the confidentiality, integrity and availability of data, we have our own risk management system for information security. Despite all the precautionary measures, we cannot completely rule out the possibility that IT disturbances will arise and have a negative impact on our business processes.

Specific risks in the area of human resources. Daimler's success is highly dependent on the expertise and commitment of its workforce. Competition for highly qualified staff and management is still very intense in the industry and the regions in which we operate. Our future success also depends on the extent to which we succeed over the long term in recruiting, integrating and retaining executives, engineers and other specialists. The application of our human resources instruments takes such **personnel risks** into consideration, while contributing towards the recruitment and retention of staff with high potential and expertise and ensuring transparency with regard to our resources. One focus of our human resources management is on the targeted personnel development and on the further training of our workforce. Our employees profit for example from the range of courses offered by the Daimler Corporate Academy and from the transparency created by LEAD, our uniform worldwide performance and potential management system.

Because of demographic developments the Group has to handle the changes relating to an aging workforce and to secure a sufficient number of qualified young persons with the potential to become the next generation of highly skilled specialists and executives. It is also highly important to adjust staffing levels as flexibly as possible to economic fluctuations; continuous improvement processes in production and advancing automation are key factors to combat the pressure of costs in the automotive industry. At the same time, this represents another challenge for the Group's human resources management.

Other industry and business risks. The Group is exposed to a number of risks because it has issued guarantees for and holds an equity interest in the system for recording and charging tolls for the use of highways in Germany by commercial vehicles of more than 12 metric tons gross vehicle weight. The operation of the electronic toll-collection system is the responsibility of the operator company, Toll Collect GmbH, in which Daimler holds a 45% stake and which is included in the consolidated financial statements using the equity method of accounting. In addition to Daimler's membership of the Toll Collect consortium and its equity interest in Toll Collect GmbH, risks also arise from guarantees that Daimler AG issued supporting obligations of Toll Collect GmbH towards the Federal Republic of Germany concerning the completion and operation of the toll system. Claims could be made under these guarantees if, for technical reasons or certain contractually defined parameters are not fulfilled, if additional claims are made by the Federal Republic of Germany, or if the final operating permit is not granted. Additional information on contingent obligations from guarantees granted and on the electronic toll-collection system and the related risks can be found in Note 27 (Legal proceedings) and Note 28 (Guarantees and other financial commitments) of the Notes to the Consolidated Financial Statements.

Daimler bears in principle a proportionate share of the risks of its **associated and affiliated companies**, in particular the risks of EADS and Tognum. For the associated and affiliated companies that the Group includes in the consolidated financial statements using the equity method, any factors with a negative impact on those companies' earnings have a proportionate negative effect on our net profit. In addition, such factors can mean that impairment losses have to be recognized on those equity holdings, with a corresponding impact on our income statement. EADS is the most significant equity investment which Daimler includes in its consolidated financial statements with a three-month lag. In connection with recent developments in the negotiations regarding EADS's A400M military transporter program, EADS announced on February 17, 2010 that it will update the A400M provision in its 2009 consolidated financial statements. This update will require certain critical assumptions and financial assessments to be made which were not finalized when our supervisory board approved Daimler's 2009 Consolidated Financial Statements on March 1, 2010. Any future increase in that provision would negatively affect EADS's actual 2009 results and would also negatively affect Daimler's proportionate share in EADS's results which will be reflected in Daimler's results for the first three months of 2010. The resolution of this matter could have a material negative effect on Daimler's earnings in the first quarter of 2010.

Financial risks

Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates, commodity prices and share prices. Market risks may adversely affect Daimler's financial position, cash flows and profitability. Daimler seeks to control and manage these risks primarily through its regular operating and financing activities and, if appropriate, through the use of derivative financial instruments. As part of the risk management process, Daimler regularly assesses these risks by considering changes in key economic indicators and market information. Any market-sensitive instruments, including equity and interest-bearing securities held in pension funds and other postretirement pension plans, are not included in the following analysis.

Exchange rate risks. The Daimler Group's global reach means that its business operations and financial transactions are connected with risks arising from fluctuations of foreign exchange rates, especially of the US dollar and other important currencies against the euro. An exchange rate risk arises in the operating business primarily when revenue is generated in a different currency than the related costs (transaction risk). This applies in particular to the Mercedes-Benz Cars division, as a major portion of its revenue is generated in foreign currencies while most of its production costs are incurred in euros. The Daimler Trucks division is also exposed to such transaction risks, but only to a minor degree because of its worldwide production network. Currency exposures are gradually hedged with suitable financial instruments, predominantly foreign exchange forwards and currency options, in accordance with exchange rate expectations, which are constantly reviewed. Exchange rate risks also exist in connection with the translation into euros of the net assets, revenues and expenses of the companies of the Group outside the euro zone (translation risk); these risks are not hedged.

Interest rate risks. Daimler holds a variety of interest rate sensitive financial instruments to manage the cash requirements of its business operations on a day-to-day basis. Most of these financial instruments are held in connection with the financial services business of Daimler Financial Services, whose policy is generally to match funding in terms of maturities and interest rates. However, to a limited extent, the funding does not match in terms of maturities and interest rates, which gives rise to the risk of changes in interest rates. The funding activities of the industrial business and the financial services business are coordinated at Group level. Derivative interest rate instruments such as interest rate swaps and forward rate agreements are used to achieve the desired interest rate maturities and asset/liability structures (asset and liability management).

Equity price risks. Daimler holds investments in equities and equity derivatives. In accordance with international banking standards, Daimler does not include equity investments that the Group classifies as long-term investments in the equity price risk assessment. Equity derivatives used to hedge the market price of investments accounted for using the equity method are also not included in the assessment of equity price risk due to the hedging context. The remaining equity price risk was not material to the Group in 2009 and 2008.

Commodity price risks. Associated with Daimler's business operations, the Group is exposed to changes in the prices of commodities. We address these procurement risks by means of concerted commodity and supplier risk management. To a minor extent, derivative commodity instruments are used to reduce some of the Group's commodity risks, primarily the risks associated with the purchase of metals.

Liquidity risks. In the normal course of business, we make use of bonds, commercial paper and securitized transactions as well as bank credit in various currencies, primarily to refinance the leasing and sales-financing business. A repeated negative development of the capital markets could increase the Group's financing costs and restrict its financial flexibility. More expensive refinancing would also have an impact on the competitiveness and profitability of our financial services business; a limitation of the financial services business would have a negative effect on the automotive business.

Risks from changes in credit ratings. Daimler's creditworthiness is assessed by the rating agencies Standard & Poor's, Moody's Investors Service, Fitch Ratings and DBRS. Downgrades of the credit ratings issued by the rating agencies would increase the Group's cost of borrowed capital. There is the chance of upgraded ratings, which could lead to lower refinancing costs.

Further information on financial market risks, risk-minimizing actions and the management of those risks is provided in Note 30 of the Notes to the Consolidated Financial Instruments. Information on financial instruments and on the Group's pension plans can be found in Notes 29 and 21.

Risks connected with pension plans. Daimler has pension obligations, and to a smaller extent obligations relating to healthcare and life-insurance benefits, which are not completely covered by plan assets. The balance of obligations less plan assets constitutes the financing status for these employee-benefit plans. Even small changes in the assumptions used for the valuation of the benefit plans such a reduction in the discount rate could lead to an increase in those obligations. On the other hand, the market value of the plan assets is determined to a large degree by developments in the capital markets. Unfavorable developments, in particular relating to equity prices and fixed-interest securities, could reduce the market value. Both higher obligations and reduced plan assets or a combination of the two would have a negative impact on the financing status of our benefit plans. Higher obligations and lower yields from the plan assets could also increase the net expenses relating to the benefit plans in the coming years.

Legal risks

Various legal proceedings are pending against Daimler or could develop in the future. In our view, most of these proceedings constitute ordinary, routine litigation that is incidental to Group's business. We recognize provisions for litigation risks if the resulting obligations are probable and can be reasonably estimated. It is possible, however, that due to the final resolution of some of these pending lawsuits, our provisions could prove to be insufficient and therefore substantial additional expenditures could arise. This also applies to legal disputes for which the Group has seen no requirement to recognize a provision. Although the final result of any such lawsuit could have a material effect on the Group's earnings in any particular period, Daimler believes that any resulting obligations are unlikely to have a sustained effect on the Group's cash flows, financial position or profitability. Further information on legal proceedings can be found in Note 27 of the Notes to the Consolidated Financial Statements.

Overall risk

The Group's overall risk situation is the sum of all the individual risks of all the risk categories for the divisions and the central functions. There are no discernible risks that, either alone or in combination with other risks, could jeopardize the continued existence of the Group. In our opinion, the risks that increased very substantially after the middle of 2008 due to the worldwide economic crisis decreased slightly during the course of 2009 as a result of the stabilization of the world economy. Against the backdrop of ongoing uncertainty in the automotive and financial markets, we continue to see a challenge in the growth targets we have set and in the advance expenditure required to further reduce the pollutant emissions of our fleet of vehicles.

Outlook

The statements made in the Outlook section are generally based on the operational planning of Daimler AG as approved by the Board of Management and Supervisory Board in December 2009 for the years 2010 and 2011. This planning is based on premises regarding the economic situation, which are derived from assessments made by renowned economic institutions, and on the targets set by our divisions. The prospects for our future business development presented here reflect the opportunities and risks offered by anticipated market conditions and the competitive situation. We are constantly adjusting our expectations, taking into account the latest forecasts on the development of the world economy and of automotive markets as well as our recent business development. The statements made below are based on the knowledge available to us in February 2010.

World economy

At the beginning of the year 2010, the world economy is still in a period of transition. On the one hand, we have meanwhile passed the lowest point of the worst economic crisis of the post-war period; on the other hand, there is very little hard evidence that a self-sustaining, lasting upswing has actually started. The recent positive growth rates of the real economy are partially the result of special or one-time effects, whose positive impetus will lose strength as the year progresses. This applies in particular to the gradually fading contributions to growth from the restocking of inventories. And the state economic stimulus programs are likely to reach the phase of maximum effect on growth in the middle of the year. Negative economic effects - especially in the industrialized countries - will come from the labor markets. The increase in unemployment levels that has occurred so far during the crisis should pass its peak in most countries in the coming months, but no rapid reduction is in sight. In combination with somewhat higher inflation rates than in the prior year and rather moderate growth in incomes, this is already dampening the prospects for growth in private consumption.

But investment activity is being held back also by the ongoing situation of insufficient utilization of industrial capacity. It is unclear how the continuing need for consolidation of the financial market - and especially the banks - will affect the real economy. It can be expected, however, that it will result in rather negative effects - above all in view of the need for credit to finance the upswing. The continued solid growth of the emerging markets and the noticeable increase in world trade are exerting positive effects on the global economy, with strong growth impetus in particular from Asia. But the economies of South America, the Middle East and Eastern Europe should also expand again appreciably. This will be to the benefit of all export-oriented economies, and thus also to Germany. In recent months, the prospects for growth of the world economy in 2010 have therefore improved from 2% to nearly 3%.

The main risks for the global economy are once again to be seen in turmoil resulting from the financial and capital markets, a pronounced credit tightening, or excessive increases in raw-material prices. But the upward development we anticipate could also be jeopardized by deflationary tendencies, increasing protectionism, or a slump in growth rates in the emerging markets.

But there is also the real chance that the state incentive programs and accompanying monetary policy will trigger quicker and more stable growth dynamism of the world economy, so higher growth rates are also possible.

With regard to the development of important currencies in 2010, we assume that the US dollar will tend to weaken against the euro compared to the average exchange rate in 2009. We expect the British pound and the Japanese yen to appreciate slightly against the euro on average for the year, whereby exchange-rate volatility is likely to increase.

Automotive markets

According to current estimates, worldwide demand for motor vehicles in the year 2010 will increase by between 3 and 4% compared to crisis year 2009. In the United States, the market for cars and so-called light trucks should recover gradually from its present low level after the recent massive slumps. The end of scrappage bonuses or the gradual expiry of those programs will place a substantial burden on demand for cars in Western Europe, above all in the volume and small-car segments, so a decrease in new car registrations compared to the prior year is to be expected in the overall market of Western Europe. Germany, which experienced the strongest growth of all Western European markets in 2009 thanks to the "environmental bonus," will probably suffer a double-digit drop in demand this year. The car market in Japan could expand compared to the prior year, because the state incentive program has been extended until the end of September 2010. From today's perspective, demand for cars in the emerging markets should grow moderately in 2010. Markets such as Russia, which went through a deep crisis last year, should recover somewhat while remaining at a low level. The markets of China and India, which boomed in 2009 due to substantial tax incentives for car buyers, are likely to continue growing from those record levels - although less dynamically than last year. On a global scale, growth in the upper premium segments of the automobile markets will probably be more pronounced than in the market as a whole, because those segments hardly profited in the prior year from the state programs and thus need not expect any corresponding setbacks in the current year.

Worldwide demand for commercial vehicles should also grow again moderately after the severe crisis of last year. In the NAFTA region, we anticipate a market recovery of 10 to 15% for medium and heavy-duty trucks after three consecutive years of significant shrinkage. In Europe, demand for commercial vehicles above 6 tons will probably be slightly higher than in 2009. In Japan, however, following a weak 2009, no revival of demand for medium and heavy-duty trucks is to be expected. The major markets for trucks in the newly developing countries are likely to enjoy a moderate recovery in 2010. Demand in Russia and Eastern Europe should stabilize and increase during the course of the year. In Brazil and India, a recovery of demand for trucks is also to be expected after the market decline of 2009. China will remain the world's biggest market for medium and heavy-duty trucks by a large margin, and should maintain its high level of demand.

The current crisis of the automobile industry coincides with a phase of fundamental technological change. This not only requires substantial expenditure for research and development, but also entails a process of structural adjustment affecting the entire industry, including the supply chain. Key challenges include not only shifts in demand between segments and regions, but above all the addition to the product range of fuel-efficient and environmentally friendly vehicles and transport solutions. There will be an increasing focus on new concepts for sustainable mobility. Those automobile manufacturers that take an active approach to these changes will have excellent future growth prospects. Opportunities will also be presented by the application of new technologies in drive systems. Those companies that play a leading role in this respect will profit from the large-scale replacement of existing vehicles with more environmentally friendly and fuel-efficient vehicles. But ultimately, the ability to stand out from the competition with innovations, exciting products and strong brands will be an increasingly important factor for success.

Unit sales

Mercedes-Benz Cars will profit from the full availability of the new E-Class models in 2010. After the very successful launches of the E-Class sedan, the coupe and the station wagon in 2009, the new E-Class convertible followed in January 2010. With the new generation of the S-Class, including the hybrid version S 400 HYBRID, we have already significantly enhanced our product offering in the luxury segment. The new generation of the C-Class will now follow in September 2010. We thus have an up-to-date and competitive range of cars available to our customers in the luxury segment. And more sales impetus will be provided by the new super sports car Mercedes-Benz SLS AMG as of March 2010 and by the new generation of the R-Class as of August 2010. Furthermore, we are continually launching new, economical and environmentally friendly versions of existing models. After the new 4-cylinder engines in 2009, we will successively equip our vehicles with the new and particularly efficient 6- and 8-cylinder engines starting in the third quarter of 2010. By the end of 2010, we will expand our existing wide range of BlueEFFICIENCY vehicles to 76 model versions, including for example the E 250 CDI with a revised 7-speed automatic transmission (7G-TRONIC) and the ECO start-stop function, which will achieve fuel consumption of less than 5.0 liters per 100 kilometers and will emit less than 130 grams of CO_2 per kilometer. This vehicle will represent a valuable supplement to our product portfolio especially for fleet customers. For the smart brand, we anticipate a revival of demand following the launch of a new generation of the smart fortwo in the third quarter of 2010.

In terms of our markets, we see further growth potential in the coming years above all in China – but also in North America following the significant decline in 2009. Although the outlook for Western Europe and Japan is more limited, we have the advantage that the upper premium segments of those markets hardly benefited from the state incentive programs in 2009. So these market segments will not be affected by the expected drop in demand after the expiry of the incentive programs.

On the basis of our attractive and competitive range of automobiles, we assume that we will be able to defend our market position even with the continuation of difficult economic conditions. In fact, it should be possible to increase our unit sales in both 2010 and 2011.

Following a drop in unit sales of 45% in 2009, **Daimler Trucks** expects an increase again this year, which should then accelerate in 2011. We anticipate the main growth impetus initially in South America and, starting from a very low level, also in the NAFTA region. In Europe, however, we foresee a slight sales revival in the second half of 2010, with a significant recovery probably starting only in 2011. Truck sales are expected to rise in Asia, especially in the Middle East, Japan and Indonesia.

Our expectations of increased unit sales are based on numerous new products. The BLUETEC technology that has been successfully applied in Europe for several years has also been used in new engines in the United States and Canada as of 2010. This will allow us to fulfill the EPA 2010 emission regulations, which take effect this year. The new Freightliner Coronado heavy-duty truck, shipments of which started at the beginning of 2010, not only complies with the EPA 2010 standard but also offers the advantages of improved economy, modern design and better handling. We assume that with these new engines, we will profit more than the competition from truck replacements, which are to be expected in North America following several years of very weak demand. In Japan, we will launch our further developed heavy-duty truck Fuso Super Great as well as a new light-duty truck. In addition, we will utilize new growth potential through our continuous involvement in the emerging markets – in particular in the BRIC countries (Brazil, Russia, India and China).

At **Mercedes-Benz Vans,** the positive sales trend which started from a low level in the middle of 2009 should continue and accelerate in 2010 and 2011. On the product side, the new BlueEFFICIENCY models should provide some impetus. In addition, we intend to significantly increase our unit sales in China on the basis of local production.

Daimler Buses assumes that it will maintain its worldwide leading position for buses above 8 tons with innovative and high-quality products. The growth we expect in unit sales is likely to be driven in 2010 primarily by markets in Latin America and in 2011 additionally by Europe and Mexico.

The **Daimler Financial Services** division anticipates stable development of its worldwide contract volume in the automotive business in 2010. We continue to offer dealerships and customers a comprehensive range of financial services and thus support sales of the Group's vehicles. We intend to continually expand our insurance business. In terms of dealer and customer satisfaction, our goal is to be number one in the world rankings.

On the basis of our assumptions concerning the development of automotive markets and the divisions' planning, we expect the **Daimler Group's** unit sales to increase in 2010 followed by further significant growth in 2011.

Revenue and earnings

Following the significant drop in earnings in 2009, we assume that Daimler's **revenue** will rise again in 2010, but will still be significantly lower than in 2008. This growth will probably be driven by all the automotive divisions. We anticipate further revenue growth in 2011, provided that the anticipated market revival continues.

The **earnings situation of the Daimler Group** and its divisions in 2010 will continue to be impacted by ongoing weak demand in major markets compared with 2007 and 2008. In 2009, however, we already implemented cost-reducing actions yielding total savings of €5.3 billion, allowing us to achieve positive earnings also under difficult market conditions. The success of these actions was already apparent in the second half of 2009 and will also have positive effects in 2010. In addition, we have intensified the efficiency-enhancing programs running in all divisions and have supplemented some of them with structural components. At the same time, we are increasing our advance expenditure to safeguard our future: We are effectively pushing forward with our research and development work within the framework of the initiative "The Road to Emission-free mobility" and we are not making any cutbacks in this respect. We will further improve the environmentally friendliness and fuel efficiency of our vehicles with the application of new technologies, while attracting and retaining customers with our typical product features of safety, comfort and above all fascination. We are developing new production facilities and distribution structures, particularly in the BRIC countries, thus creating the right conditions to profit from the growth of these markets.

We expect the Daimler Group to post EBIT of more than €2.3 billion from its ongoing business in a challenging economic environment in 2010. This will be the result of our intensified efforts to increase efficiency, the moderate upward developments in our most important markets, and the market success of our new products – especially the E-Class. Provided that the revival of unit sales continues as expected, we should be able to improve our profitability again in 2011. At the same time, we will keep a watchful eye on the risks in the automotive value chain.

For the **Mercedes-Benz Cars** division, we anticipate EBIT of more than €1.5 billion in 2010. This will be aided by higher unit sales on the one hand and higher margins on the other. Earnings could be reduced, however, by the ongoing very difficult competitive situation in our important markets in North America, Eastern Europe and Japan, as well as by currency effects. Another factor is that we are making large investments in the development and production of new drive technologies and innovative safety systems to improve our competitive position in this difficult market environment. But in the medium term, we expect to significantly improve the division's profitability once again, due to the market success of our products, the penetration of new markets, and further efficiency improvements.

Due to increased unit sales, but probably still significantly below the record level of 2008, the **Daimler Trucks** division expects EBIT of approximately €200 million in 2010. In the context of our Global Excellence Program, we have initiated various actions to alleviate the impact on earnings of the currently difficult market situation. This includes the repositioning of Trucks NAFTA and Trucks Asia, which we started in October 2008 and May 2009 respectively. These actions have been taken with the aim of achieving appropriate earnings in the future even in times when production and unit-sales volumes are significantly lower than the high levels of 2007 and 2008.

As a result of the anticipated higher unit sales in combination with the positive effects of the efficiency-enhancing measures, we expect the **Mercedes-Benz Vans** division to achieve EBIT in the region of €250 million in 2010.

The **Daimler Buses** division, which achieved significantly positive earnings in 2009 despite falling demand in its core markets, anticipates EBIT in a magnitude of €180 million in 2010.

Daimler Financial Services will continue its strategy with a focus on efficiency enhancements in the year 2010. These actions will include harmonizing its worldwide process and system landscape and minimizing credit risks, and should have a positive impact on earnings. We also expect to be able to reduce our expenditure for credit risks once again, due to the rather more stable condition of the world economy. For these reasons, Daimler Financial Services expects to improve its EBIT to at least €350 million in 2010.

In the reconciliation of the total for the divisions' totals to Group EBIT, Daimler anticipates a charge of approximately €200 million.

Against the backdrop of the financial and economic crisis and the resulting risks, Daimler deliberately maintained higher levels of **liquidity** during 2009. Also in 2010, we aim to maintain our liquidity at levels appropriate to the general risk situation on the financial markets and to the Group's risk profile. As the environment begins to stabilize and due to the anticipated positive development of earnings, Daimler will tend to reduce its liquid resources.

In view of the Group's net loss of €2.6 billion, the Board of Management and the Supervisory Board have decided to pay no dividend for the year 2009. This is solely due to last year's business development and earnings situation and is not related to our expectations for the year 2010. In the coming years, we want our shareholders to participate in appropriate form in Daimler's profits once again.

Investment in property, plant and equipment 2010–2011
in %

Mercedes-Benz Cars	63%
Daimler Trucks	31%
Mercedes-Benz Vans	4%
Daimler Buses	2%
Daimler Financial Services	0.2%



Opportunities and risks

Our forecasts for the years 2010 and 2011 are based on the assumptions that political conditions will remain generally stable and that the worst of the global financial and economic crisis is indeed behind us, and that the hesitant upward trend of worldwide demand for motor vehicles will continue in 2010 and 2011. Additional opportunities and risks may result from the development of currency exchange rates and raw-material prices, as well as from our assessments of the future market success of our products.

Most of the risks for our business arising from fluctuations in currency exchange rates during the year 2010 have already been hedged with the use of suitable financial instruments. For example, for the US dollar and the British pound the hedging ratio is approximately 60%, and for the Japanese yen it is even higher.

We see the chance of a more favorable business development for Daimler in the years 2010 and 2011 if the global economic crisis is overcome significantly earlier than generally expected, with the result that automotive markets return to their magnitudes of 2007 and 2008 more quickly.

In the medium term, additional growth opportunities will be presented above all by the expansion of our presence in Asia and Eastern Europe. Our local activities there will enable us to utilize those opportunities. Together with our local partners, we are increasing the production of cars and vans in China, and are also establishing a plant for the production of trucks and truck engines. We are also expanding our production facilities for cars and setting up a new truck plant in India. In Russia, we are intensifying our partnership with truck manufacturer Kamaz, and in Hungary we have started construction of a new car plant.

Furthermore, there will be considerable opportunities in the medium term also from the fundamental change in automotive technology that is highly likely to occur in the coming years. If we succeed in our aim of playing a pioneering role for motor vehicles and concepts for sustainable mobility with innovative technologies, this should give us additional growth potential in terms of both unit sales and earnings.

Capital expenditure

In the coming years, we will continue to concentrate our investment budget on projects of particular importance for the market success of our products. But due to the new requirements placed on our products and the need to offer sustainable solutions for the mobility of the future, we will invest a total of more than €8 billion in property, plant and equipment in the years 2010 and 2011. Above all at Mercedes-Benz Cars, but also at Daimler Trucks, the planned investment in property, plant and equipment will be significantly higher than in the prior years. At the Mercedes-Benz Cars divisions, the focus will be on advance expenditure for new vehicles such as the successor models to the A- and B-Class, the new M-Class and the new SL. The biggest project is the expansion of our model range in the A/B-Class segment: Solely for that purpose, we will invest approximately €1.4 billion at our sites in Rastatt and Keçskemèt, Hungary. Substantial investments are also planned for new fuel-efficient and low-emission engine families. Daimler Trucks will mainly invest in the successor generations of existing models in the coming years. Another area of investment is the construction of a truck plant in India. At Mercedes-Benz Vans, the focus of investment will be on upgrading the Vito and Viano van models. The key projects at Daimler Buses are advance expenditure for new models.

Investment in property, plant and equipment

	2008	**2009**	2010-2011
in billions of €			
Daimler Group	3.6	**2.4**	8.1
Mercedes-Benz Cars	2.2	**1.6**	5.1
Daimler Trucks	1.0	**0.6**	2.5
Mercedes-Benz Vans	0.2	**0.1**	0.3
Daimler Buses	0.1	**0.1**	0.2
Daimler Financial Services	0.04	**0.01**	0.02

Research and development expenditure 2010-2011
in %

Mercedes-Benz Cars	64%
Daimler Trucks	27%
Mercedes-Benz Vans	5%
Daimler Buses	4%



Research and development

With our research and development activities, our goal is to further improve Daimler's competitive position against the backdrop of upcoming technological challenges. We want to create competitive advantages in particular by means of innovative solutions for low emissions and safe mobility.

In the years of 2010 and 2011, Daimler plans to spend a total of €9.7 billion on its research and development activities. €6.1 billion of that total will be spent at the Mercedes-Benz Cars division. The main projects are the successor models for the A- and B-Class, the M-Class and the smart, as well as new engines and alternative drive systems. Research and development expenditure at Daimler Trucks will also remain at a high level. The focus will be on the development and adaptation of new engine generations in order to fulfill increasingly strict emission regulations, as well as on the successor generations of existing products. The further development of engines for future emission standards is an important area of research and development at Mercedes-Benz Vans. At Daimler Buses, an important role is played by developments for successor generations to today's products, adjusting to future emission standards, and new alternative drive systems.

In addition to the aforementioned projects, Daimler has set aside substantial amounts in its research budget for new technologies with which we intend to achieve a sustained improvement in the safety, environmental compatibility and economy of road traffic.

Research and development expenditure

	2008	**2009**	2010-2011
in billions of €			
Daimler Group	4.4	**4.2**	9.7
Mercedes-Benz Cars	3.0	**2.7**	6.1
Daimler Trucks	1.1	**1.1**	2.6
Mercedes-Benz Vans	0.2	**0.2**	0.5
Daimler Buses	0.2	**0.2**	0.4

Workforce

On the basis of the anticipated business development, our production volumes will increase in the years 2010 and 2011 but will remain below the levels of 2007 and 2008. Also taking the targeted productivity advances into account, Daimler assumes that the total number of persons employed by the Group will tend to decrease.

Forward-looking statements:

This annual report contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in this Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

All of our divisions were affected by the financial and economic crisis in 2009. Although we defended or actually improved our market position in many areas, the drastic slump in automotive markets caused unit sales to fall substantially also at Daimler. Unit sales decreased by 14% at Mercedes-Benz Cars, by 45% at Daimler Trucks, by 42% at Mercedes-Benz Vans and by 20% at Daimler Buses. As a result of the generally low vehicle unit sales, new business at Daimler Financial Services decreased by 15%. After a weak first half of the year, Daimler's general business development in the third and fourth quarters was significantly more positive. At Mercedes-Benz Cars, this was primarily due to the success of the new E-Class models.


S IN 1163

Divisions

120 - 123
Mercedes-Benz Cars

- Unit sales down by 14%
- New E-Class the leader in its market segment
- Significant progress on the road to sustainable mobility
- Full-year EBIT of minus €500 million
- Positive EBIT of €1.0 billion in the second half of the year

124 - 127
Daimler Trucks

- Significant drop in unit sales due to weak demand worldwide
- New initiatives to expand business in growth markets
- Vehicles presented with low fuel consumption and emissions
- As expected, EBIT significantly lower than in prior year at minus €1.0 billion

128 - 129
Mercedes-Benz Vans

- Substantial decrease in unit sales due to market developments
- Further consolidation of leading market position in Europe
- Model portfolio significantly upgraded through application of efficient technologies
- EBIT of €26 million

130 - 131
Daimler Buses

- Unit sales below high prior-year level in a difficult market environment
- Stable development of city bus business in Western Europe
- Focus on alternative drive technologies
- EBIT significantly positive at €183 million

132 - 133
Daimler Financial Services

- Stronger market presence despite difficult financial markets and lower unit sales base
- Focus on risk minimization and efficiency enhancements
- Expansion of worldwide insurance business
- EBIT of €9 million

Mercedes-Benz Cars. Unit sales down by 14%. New E-Class the leader in its market segment. Significant progress on the road to sustainable mobility. Full-year EBIT of minus €500 million. Positive EBIT of €1.0 billion in the second half of the year.

	2009	2008	09/08
Amounts in millions of €			% change
EBIT	**(500)**	2,117	.
Revenue	**41,318**	47,772	-14
Return on sales	**(1.2%)**	4.4%	.
Investment in property, plant and equipment	**1,618**	2,246	-28
Research and development expenditure	**2,696**	2,994	-10
thereof capitalized	**913**	1,060	-14
Production	**1,031,562**	1,338,245	-23
Unit sales [1]	**1,093,905**	1,273,013	-14
Employees (December 31)	**93,572**	97,303	-4

Unit sales [1]

	2009	2008	09/08
in thousands			% change
Mercedes-Benz	**975**	1,126	-13
thereof A/B-Class	**215**	250	-14
C/CLK/SLK-Class	**323**	448	-28
E/CLS-Class	**212**	173	+23
S/CL/SL-Class/ SLR/Maybach	**57**	93	-39
M/R/GL/GLK/ G-Class	**167**	161	+4
smart	**114**	139	-18
Mercedes-Benz Cars [1]	**1,094**	1,273	-14
thereof Western Europe	**623**	733	-15
thereof: Germany	**298**	332	-10
NAFTA region	**236**	282	-17
thereof USA	**203**	251	-19
China	**67**	49	+39
Japan	**27**	37	-28

1 Includes Mitsubishi vehicles manufactured and/or sold in South Africa.

Business development negatively affected by weak markets. Mercedes-Benz Cars, comprising the brands Mercedes-Benz, Maybach and smart, sold 1,093,900 vehicles in 2009 (2008: 1,273,000). The weak first half of the year was followed by an improved performance in the second half. Full-year revenue fell by 14% to €41.3 billion as a result of the decline in unit sales; full-year EBIT was negative at minus €0.5 billion. However, extensive measures taken to reduce costs and improve efficiency led to positive earnings of €1.0 billion once again in the second half of 2009.

Mercedes-Benz maintains its position in a difficult environment. The Mercedes-Benz brand shipped 974,700 vehicles in 2009 (2008: 1,125,900). We therefore successfully maintained our position in what was a difficult market environment - particularly for premium passenger cars. Our S-, E-, and C-Class sedans are the world market leaders in their respective segments, and Mercedes-Benz is the most successful manufacturer of all-terrain/ sport-utility vehicles in the premium segment.

Our models' sales situation improved significantly in the second half of 2009 compared to the prior-year period, largely due to the success of our new E-Class. All in all, shipments in the E-Class segment rose by 23% to 212,100 units in 2009. The new E-Class sedan, which went on sale at the end of March, has been a great success from the very beginning, and has established itself as the market leader in its segment. The new E-Class coupe, launched in June, has also generated a great deal of interest among customers. The third new E-Class model - the station wagon version - did not go on sale in Western Europe until the end of November. Despite the launch of new models by competitors, the new-generation S-Class remained the world's best-selling luxury sedan in the year under review. Worldwide sales for Mercedes-Benz in the luxury segment (S-, CL-, SL-Class; SLR and Maybach) totaled 57,100 units (2008: 92,900), whereby the new S 400 HYBRID significantly exceeded our expectations. Sales in the C-Class segment (C-, CLK-, and SLK-Class) fell to 322,800 units in the year under review (2008: 448,400), in part due to the discontinuation of the CLK coupe model. On the other hand, Mercedes-Benz slightly increased its sales in the all-terrain/SUV segment (M-, R-, GL-, GLK-, and G-Class) to 167,200 units (2008: 161,300). One of the reasons for this improvement was the market success of the new compact SUV GLK. In 2009, we sold 215,500 units of the A- and B-Class (2008: 250,300).

Unit sales of Mercedes-Benz automobiles in the United States fell by 16% to 188,500 vehicles. However, the new E-Class models and the updated S-Class created new sales impetus with double-digit growth rates in the fourth quarter. Mercedes-Benz shipments in Canada increased once again, this time by 19% to 24,700 units. In Germany, we were able to maintain our market leadership in the premium segment with sales of 265,500 vehicles (2008: 300,900). Deliveries in the other markets of Western Europe totaled 267,200 units (2008: 328,400). Business developed very positively in several emerging markets. In China, for example, where Mercedes-Benz remains the fastest-growing premium brand, shipments rose by 34% to 65,200 units and retail sales actually increased by 65%. China is meanwhile the world's most important market for our S-Class.

Successful launch of new E-Class. The outstanding new product highlights from Mercedes-Benz in 2009 were the E-Class sedan, coupe, and station wagon models. The E-Class sedan, which was successfully launched at the end of March, embodies the core values of the Mercedes-Benz brand such as safety, comfort, design, quality and efficiency in a fascinating manner. The launch of the new E-Class also marks the debut of a number of technical innovations that no other car in this segment can offer – from drowsiness detection and automatic emergency braking when a collision is deemed imminent to the Adaptive Highbeam Assist and Active Bonnet systems. The successful start of the sedan was followed just a few weeks later in May by a very positive response to the launch of the E-Class coupe. The sporty coupe stands apart not only because of its dynamic design but also due to its new efficient and powerful engines. We added an additional member to the E-Class family in November 2009 with the launch of the new station wagon model. In addition to its fascinating design, the impressive features of the new vehicle include a new intelligent system that makes loading and unloading cargo much easier, plus air suspension with self-leveling at the rear axle as standard equipment. More than 160,000 new E-Class sedans, coupes, and station wagons had been sold by the end of 2009. In December 2009, a fourth model of the E-Class family was unveiled – the E-Class convertible, which customers have been able to order since January 2010.

Additional new models in 2009. We significantly upgraded the S-Class in 2009 by giving it a more dynamic design, providing even greater comfort, incorporating new assistance systems, and offering new fuel-efficient versions equipped with V6 or V8 engines. The improved GL all-terrain model made a great impression in 2009 thanks to its even more attractive interior and exterior designs and with fuel consumption up to 8% lower than before. Also attracting a lot of attention in the year under review was the exclusive SLR Stirling Moss, which rounds out the current SLR family. Production of this vehicle was limited to 75 units.

New economical engines. We have upgraded our range of combustion engines by introducing new four-cylinder diesel and gasoline units. These engines stand out through high performance and outstanding smooth running, while also exhibiting impressive fuel economy. The new C 220 CDI BlueEFFICIENCY sedan, for example, is the most fuel-efficient C-Class ever, despite delivering a power output of 125 kW/ 170 hp. The model's combined consumption is 4.8 liters of diesel per 100 kilometers (CO_2 emissions: 127 g/km), making it the most fuel-efficient vehicle in its class. Our all-new four-cylinder gasoline engine with direct injection is now being used in various models. One of them is the E 200 CGI BlueEFFICIENCY (135 kW/ 184 hp), which comes with the ECO start/stop feature as standard and consumes only 7.3 liters of super gasoline per 100 km (combined NEDC consumption). This corresponds to CO_2 emissions of 169 g/km.

CO_2 emissions reduced to 160 grams per kilometer. We made important further progress on the road to emission-free mobility during the year under review. As planned, we achieved the milestones we publicly announced for ourselves back in 2007 at the Frankfurt Motor Show. We reduced the CO_2 emissions of the cars we sell in the European Union by 7% to 160 grams per kilometer in 2009. By the year 2012, we want to reduce the CO_2 emissions of our new-car fleet in the EU to below 140 g/km (see also pages 10 ff and 136 ff).

Since January 2010: "Four seasons, four persons" – the motto of the new E-Class convertible promises driving pleasure all year round.



Hybrid technology in the S- and M-Class. In the year under review, we launched the first two vehicles reflecting the hybridization of our model range. Delivery to our customers of the S 400 HYBRID started in June 2009. The world's most economical luxury sedan combines outstanding performance with fuel consumption of only 7.9 liters per 100 km, equivalent to CO_2 emissions of 186 g/km. The ML 450 HYBRID, which was designed specifically for the US market and was unveiled in the spring of 2009, is also equipped with ultramodern hybrid technology. This vehicle impresses customers not only with great fuel efficiency in stop-and-go traffic, but also with its sporty highway performance.

Zero-emission vehicles in series production. At the end of 2009, the Mercedes-Benz B-Class F-CELL and the smart fortwo electric drive became the first locally emission-free electric vehicles manufactured under series production conditions. The B-Class F-CELL has excellent performance and demonstrates its suitability for everyday use with a range of approximately 400 kilometers. The first of the approximately 200 units will be delivered to customers in Europe and the United States in the spring of 2010. The new smart fortwo electric drive comes with a highly efficient lithium-ion battery that can be charged from a normal household socket for around €2 in Germany. Charged in this way, the smart can travel approximately 135 kilometers, making it an attractive alternative for mobility in urban areas. The new smart fortwo electric drive will initially be leased to selected customers in Berlin and other major European and US cities. It will subsequently become available to the general public in 2012.

More power for the smart fortwo cdi. Although the 2010 model version of the smart fortwo cdi has become much more powerful, it remains as fuel-efficient and environmentally friendly as ever. Its three-cylinder diesel engine delivers 40 kW/54 hp, or 21% more than the predecessor model, while still consuming the same 3.4 liters of diesel per 100 km (NEDC). With CO_2 emissions of 86 g/km, the model remains the most fuel-efficient production car powered by a combustion engine. After a very successful 2008 with sales of 139,000 units, smart fortwo sales decreased to 113,900 units in 2009, the third year of the current model series. The most important markets for the smart in 2009 were Italy (28,600 units), Germany (32,200), and the USA (14,400).

car2go: a successful individual mobility concept. The car2go mobility concept, which first offered to the public in Ulm in March 2009, is a great success. More than 15,000 customers, or 15% of all driver license holders in Ulm, have signed up for the program. car2go customers can spontaneously rent one of 200 blue-and-white smart fortwo cdi models distributed throughout the city at any time, or they can reserve a car by mobile phone or on the Internet. Customers can use a car as long as they like for a fee of €0.19 per minute, and can subsequently park it in any available space within the city. In November, car2go went international when Daimler launched a program with 200 smart fortwo models in Austin, Texas. Many other cities around the world have also expressed an interest in this pioneering concept.

Maybach Zeppelin: an automobile legend is reborn. The Maybach Zeppelin puts the crowning touch on the Maybach brand's luxury limousine portfolio. The unique style of the most impressive Maybach ever is underscored by exquisite materials and excellent craftsmanship throughout the interior, as well as by highly distinctive paintwork featuring offset shoulder lines in a contrasting color. Altogether, 200 Maybach vehicles were delivered to customers in 2009.

Mercedes-Benz SLS AMG: the new gullwing. The new Mercedes-Benz SLS AMG, which we presented at the Frankfurt Motor Show in September 2009, is a symbol of automotive fascination and the highest levels of sophisticated technology. The super sports car boasts a purist design, consistent lightweight construction, superior driving dynamics, and exemplary safety. We also presented an electric SLS AMG concept car equipped with a high-tech locally emission-free drive system. With a maximum power output of 392 kW and 880 Nm of torque, this vehicle attains the high performance level of an SLS AMG powered by a combustion engine. Other new models launched in 2009 by the AMG performance brand included the C 63 AMG with Performance Package Plus and the new E 63 AMG in both a sedan and a station wagon version.

Intelligent loading system, adaptive shock absorbers: improved functionality and suspension are two highlights of the new E-Class station wagon.



Further efficiency gains in our plants. In 2009, we improved productivity at Mercedes-Benz Cars by a further 2% measured in terms of hours-per-vehicle (HPV), despite reduced production volumes (2008: 8%). The improvement in the second half of 2009 was significantly better than the average for the year, assisted by headcount adjustments from the application of appropriate working time models which became possible in April.

Decision on reorganization of production structure. In December 2009, we decided to concentrate production of the C-Class in Germany at the Bremen plant, with additional production in the United States, China and South Africa for the regional markets. This will allow the Group to increase its competitiveness, to reduce its dependence on exchange-rate fluctuations and to profit optimally from growth opportunities. Moreover, management and employee representatives agreed on a pioneering personnel concept for the Sindelfingen plant. Due to additional attractive employment possibilities in vehicle development and the decision to continue production of the E-Class and S-Class in Sindelfingen and to transfer production of the SL premium roadster from Bremen to Sindelfingen, there will be no dismissals for operating reasons at the plant before 2019, despite the discontinuation of C-Class production.

Many quality awards for Mercedes-Benz Cars. Our measures for improving quality proved very successful during the year under review. For example, our plants in Bremen and East London (South Africa) were cited for their outstanding quality in a survey published in June 2009 by the renowned US market research institute J. D. Power. In addition, a survey carried out for the global J. D. Power Index of car buyer satisfaction revealed that Mercedes-Benz CLK drivers are more satisfied with their vehicles than owners of any other automobile. The survey also placed the Mercedes-Benz E-Class first in the upper-range segment. The most recent J. D. Power APEAL vehicle-concept study awarded the Mercedes-Benz S-Class the highest number of points possible for the third consecutive year. The SLK also came out on top in its class, as did the smart, which was chosen by buyers for the first time as the best vehicle in the sub-compact segment.

The best or nothing. This is the goal each of us aspires to achieve every day at Mercedes-Benz Cars. This attitude is vital if the brand is to justify its claim to leadership and enthrall customers around the globe who demand such a sophisticated blend of fascination, perfection, and responsibility. The fact that we fulfill our pledge is reflected in the numerous awards and prizes we have received – whether the selection of the new E-Class as the "most popular car in Germany" or the Golden Steering Wheel for the Mercedes-Benz SLS AMG or our outstanding results in dealership and service-center assessments. So it is no surprise that Interbrand once again named Mercedes-Benz the most valuable premium car brand in the world in 2009. We invented the automobile. And we will continue to shape its future to ensure that generations to come will also be able to experience Mercedes-Benz's great contribution to individual mobility.

Mercedes engines for Formula 1 champion BrawnGP. Mercedes-Benz engines and the KERS hybrid energy recuperation system set the technological standard in the 2009 Formula One racing season. Altogether, ten of 17 races were won by cars equipped with Mercedes-Benz engines, underscoring the exceptional reliability of the engines we build for the Formula One series. Our engine customer and future partner BrawnGB won the Drivers' Championship with Jenson Button and also captured the Constructors' Championship in 2009, while our former partner McLaren Mercedes finished third in the Constructors' Championship. In the 2010 Formula 1 season, Mercedes-Benz will compete with its own team under the name of MERCEDES GP PETRONAS. To this end, Daimler and Aabar Investments PJSC have acquired a 75.1% stake in BrawnGP; Daimler holds 45.1% and Aabar holds 30% of the shares. Mercedes-Benz and the McLaren Group will continue to work together, but in a different form.

The winner of the Golden Steering Wheel: a new super sports car with gullwing doors – the Mercedes-Benz SLS AMG



Daimler Trucks. Significant drop in unit sales due to weak demand worldwide. New initiatives to expand business in growth markets. Vehicles presented with low fuel consumption and emissions. As expected, EBIT significantly lower than in prior year at minus €1.0 billion.

Amounts in millions of €	2009	2008	09/08 % change
EBIT	**(1,001)**	1,607	.
Revenue	**18,360**	28,572	-36
Return on sales	**(5.5%)**	5.6%	.
Investment in property, plant and equipment	**597**	991	-40
Research and development expenditure	**1,116**	1,056	+6
thereof capitalized	**368**	326	+13
Production	**235,474**	472,942	-50
Unit sales	**259,328**	472,074	-45
Employees (December 31)	**70,699**	79,415	-11

Unit sales

in thousands	2009	2008	09/08 % change
Total	**259**	472	-45
Western Europe	**44**	87	-49
thereof Germany	**25**	42	-40
United Kingdom	**4**	8	-51
France	**5**	11	-58
Italy	**2**	4	-58
NAFTA region	**62**	97	-37
thereof United States	**52**	78	-33
Latin America (excluding Mexico)	**37**	59	-37
thereof Brazil	**30**	34	-12
Asia	**87**	156	-44
thereof Japan	**23**	42	-45

Substantially lower unit sales and revenue. The development of business in the commercial vehicle sector typically features pronounced cycles. The market's upswings and downturns are greatly influenced and amplified by developments in the global economy. The global financial and economic crisis in 2009 caused unit sales at Daimler Trucks to fall substantially to 259,300 vehicles (2008: 472,100). The sales decrease affected all of our core markets (Europe, the United States, Latin America and Japan). Revenue was down by 36% to €18.4 billion, causing EBIT to drop to minus €1.0 billion, which was significantly below the prior-year figure of €1.6 billion.

Slump in unit sales at Trucks Europe/Latin America. With its Mercedes-Benz Actros, Axor, and Atego models, the Trucks Europe/Latin America business unit supplies medium-duty and heavy-duty trucks for long-distance haulage, local deliveries, and construction applications. The product range is rounded out by Econic, Zetros, and Unimog special-purpose vehicles, which are primarily used by municipal authorities.

Following record unit sales in the prior year, the weakness of global markets caused shipments to drop by 43% to 96,200 units in 2009. The decrease in unit sales at Trucks Europe/Latin America was largely due to the downturns in Europe (particularly in Germany and Eastern Europe), Latin America and the Middle East.

In spite of the 42% drop in demand in Western Europe, we increased our market share in the medium and heavy-duty truck segment to 23.0%, thereby further extending our market leadership. This is especially the case in Germany, where Mercedes-Benz Trucks clearly leads the market with a share of 41.6% (2008: 39.6%).

Unit sales in Eastern Europe dropped by 66% to 7,900 vehicles. This above-average decrease is due to the region's particularly weak demand, which was further intensified by financing bottlenecks and the relatively young age of the vehicles in operation.

At 12%, the decrease was less pronounced in Brazil, where sales were especially buoyed by tax breaks and government support with the provision of favorable financing packages. Our market share in the heavy-duty truck segment remained nearly unchanged from the prior year at 27.0%.

Due to declining demand for transport services and therefore also for commercial vehicles, like the entire commercial vehicle sector, Trucks Europe/Latin America was faced with the challenge of adjusting production capacities to substantially lower sales volumes. In Germany, the division was able to respond quickly to the drop in orders received by taking numerous flexibility-enhancing measures such as working time accounts and the employment of temporary personnel. The Brazilian commercial vehicle market recovered somewhat in the second half of the year. This development benefited Mercedes-Benz do Brasil and its plant in São Bernardo do Campo, which hired more than 1,200 new employees for its truck and bus production.

Despite the difficult economic situation, Mercedes-Benz Trucks will continue to invest in its products and plants. Our long-term competitiveness will be secured by investing in the successor generations of the current product range as well as in the development of green technologies such as diesel-hybrid in the Atego BlueTec Hybrid. Mercedes-Benz is demonstrating its commitment to Germany as a production location by building a new stamping facility in Gaggenau. And in October, Mercedes-Benz opened one of Europe's most up-to-date commercial vehicle centers in Berlin. This center provides the full range of sales and services for vans, trucks and special vehicles, while also offering customized services under the new "TruckWorks" brand label.

Renewed decrease in unit sales in the NAFTA region. Trucks NAFTA is the leading truck producer in North America. Our Freightliner brand supplies heavy-duty trucks for long-distance haulage and medium-duty trucks mainly for local deliveries. Western Star is positioned as a premium manufacturer covering the segment of heavy-duty trucks for both long-distance haulage and construction applications. In addition, Trucks NAFTA produces and distributes school buses of the Thomas Built Buses brand.

Trucks NAFTA sold 63,600 vehicles in 2009 (2008: 104,300). Due to the difficult economic environment, sales in the United States decreased substantially for the third year in a row. Mexico suffered a particularly sharp decline in unit sales, due to the financial and economic crisis and advance purchases ahead of the introduction of the EPA 04 emission limits in August 2008. However, our market share in the NAFTA region remained at the prior-year level. We defended our market leadership in the Class 8 truck segment with a share of 30.9% and we stabilized our market share in the medium-duty truck segment at 20.4% (2008: 20.7%).

In February 2009, Daimler Trucks North America opened a new truck manufacturing plant in Mexico. It did so despite the continued weakness of demand in the NAFTA region in order to strengthen its competitive position on the continent over the long term. The plant in Saltillo can produce up to 30,000 Freightliner Cascadia heavy-duty trucks annually for sale in the United States, Canada, and Mexico. The new production site was planned in line with the requirements of the division's Truck Operating System, and sets global standards for production efficiency and product quality.



Economical awareness and economy writ large: the new Freightliner Coronado with BLUETEC technology.

Daimler Trucks North America introduced many new products last year. Freightliner unveiled its Innovation Truck at the Mid-American Trucking Show (MATS) in March. This heavy-duty Cascadia truck features a range of innovative systems including RunSmart Predictive Cruise Control (PCC), which reduces fuel consumption and emissions by intelligently linking GPS technology with digital cartography. Trucks NAFTA is also forging ahead with the development and launch of environmentally friendly technologies. In 2009, customers in the United States for the first time tested Freightliner trucks equipped with selective catalytic reduction (SCR) for exhaust gas treatment. With this technology, which has proven its worth in our BlueTec trucks in Europe, our engines fulfill the EPA 2010 emissions limits that took effect in the United States in January 2010.

Reducing fuel consumption in order to improve environmental compatibility and economic efficiency is also a key feature of the two new Freightliner Coronado models launched last year. These heavy-duty trucks for long-distance haulage, construction applications and municipal services are also equipped with BLUETEC technology, which has been tried and tested over a total distance of more than 28 million miles. The effectiveness of our drive technology is reflected in the US Department of Energy's decision to include Daimler Trucks North America in its Clean Cities Program. As part of that project, the unit will receive financial support to produce and market more than 600 trucks with hybrid drive and natural-gas drive.

Repositioning of business operations at Trucks Asia. Trucks Asia, with its Fuso brand, is one of the largest suppliers of light, medium and heavy-duty trucks in Japan. Fuso also covers the entire spectrum of buses, ranging from city buses to luxury travel coaches.

At 99,500 vehicles, unit sales by Trucks Asia were 50% lower in 2009 than in the prior year. The biggest decreases in unit sales were posted in the Middle East, Japan, Indonesia and Turkey. In Japan, we managed to maintain our market position in the truck and bus segment with a market share of 20.5% (2008: 22.6%). We also remain the clear market leader for light-duty trucks in Taiwan and Indonesia.

In view of structural changes in the commercial vehicle market, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) announced in May 2009 that it would comprehensively realign its business operations. The Japanese home market is suffering in particular from a continuing structural downward trend. As a result, the commercial vehicle market stabilizes at a lower volume following each downturn. A crucial element of this realignment therefore involves a stronger focus on markets with growth potential outside Japan. Fuso is already the market leader in many of Asia's emerging markets, such as Indonesia and Taiwan. By penetrating commercial vehicle markets in Kazakhstan, Azerbaijan and Georgia, we will also strengthen our position in Central Asia and Eastern Europe. As part of its efforts to expand its international business, Fuso also entered the Puerto Rican market in September 2009. With this step, Fuso increased its number of sales partners in the United States, Canada and Puerto Rico to more than 200, thus significantly strengthening Fuso's position in the region.

Fuso has extensive expertise for the development of alternative drive systems for commercial vehicles. Daimler Trucks' Global Hybrid Center (GHC) in Kawasaki serves as the competence center for the hybrid technologies of all Daimler Trucks' brands. During the year under review, Fuso once again significantly reduced the fuel consumption and emissions of the Canter Eco Hybrid light-duty truck, which is our most successful series-produced hybrid truck; we have sold approximately 800 units of this vehicle since its market launch. This environmentally friendly delivery truck was also sold outside Japan for the first time in October 2009, when several units of the model were exported to Ireland and Australia. Fuso successfully develops and markets hybrid buses as well. At Eco Car World in Japan, we presented the second version of the Fuso Aero Star Eco Hybrid to the public. Parallel to hybrid drive, MFTBC also focuses on the development of safety technologies. The all-new Fuso ASV-4 (Advanced Safety Vehicle 4) has numerous traffic-safety features, including warning systems, and has been undergoing field trials since late January 2009.

A key element of the repositioning of our business in Asia: the Fuso Super Great.



Consistent implementation of Global Excellence Program. The strategic orientation of Daimler Trucks has been laid down in its Global Excellence Program since 2005. In addition to focusing on the right products and utilizing new growth areas, the emphasis on managing market cycles proved its worth in crisis year 2009. With the new instruments developed by the division, it was possible to flexibly adjust production at the division's plants for commercial vehicles and major components to the sharp drop in demand. The programs for the repositioning of Daimler Trucks' activities in North America and Asia are also a result of the Global Excellence Program.

With the establishment of two 50-50 joint ventures with Kamaz, the market-leading truck manufacturer in Russia, Daimler Trucks took a major step toward its goal of expanding in new markets with growth potential. The purpose of Fuso Kamaz Trucks Rus is to produce and market the Fuso Canter light-duty truck. The second joint venture, Mercedes-Benz Trucks Vostok, will market Mercedes-Benz trucks and buses as well as Setra coaches, and will start assembly of the heavy-duty Mercedes-Benz Actros and Axor trucks in the second quarter of 2010. The production plants of both joint ventures are in Naberezhnye Chelny, where Kamaz has its headquarters.

Due to the economic situation, we were forced to realign our operations in India last year. In April 2009, we acquired the Hero Group's 40% share of the joint venture Daimler Hero Commercial Vehicles Ltd. and founded Daimler India Commercial Vehicles Pvt. Ltd.

Shaping Future Transportation. Launched in 2007, the "Shaping Future Transportation" initiative focuses on future product generations and technologies. The initiative is part of the Global Excellence Program. We are a globally leading manufacturer of commercial vehicles because of our products' low fuel consumption, substantially reduced emissions of all kinds, and highest possible standards of traffic safety.

In addition to developing clean and fuel-efficient drive systems, we are carrying out research in the area of alternative fuels. In early June 2009, we presented the preliminary results of a pilot test of fuels produced from sustainable resources.

As is the case with environmental protection, Daimler Trucks is also a pioneer in the field of safety, and pursues a vision of accident-free driving. In September, we presented the new-generation Mercedes-Benz Safety Truck and delivered the 10,000th Mercedes-Benz Actros truck with the Active Brake Assist emergency braking system (see page 41).

The development of "green technologies" such as those applied in the Mercedes-Benz Atego BlueTec Hybrid enjoys top priority at Daimler Trucks.



Mercedes-Benz Vans. Substantial decrease in unit sales due to market developments. Further consolidation of leading market position in Europe. Model portfolio significantly upgraded through application of efficient technologies. EBIT of €26 million.

Amounts in millions of €	2009	2008	09/08 % change
EBIT	**26**	818	-97
Revenue	**6,215**	9,479	-34
Return on sales	**0.4%**	8.6%	.
Investment in property, plant and equipment	**113**	150	-25
Research and development expenditure	**193**	228	-15
thereof capitalized	**0**	0	.
Production	**156,667**	296,492	-47
Unit sales	**165,576**	287,198	-42
Employees (December 31)	**15,226**	16,775	-9

Unit sales	2009	2008	09/08 % change
Total	**165,576**	287,198	-42
Western Europe	**128,134**	207,137	-38
thereof Germany	**58,185**	74,036	-21
Eastern Europe	**10,980**	27,929	-61
USA	**1,604**	17,944	-91
Latin America (excluding Mexico)	**9,453**	12,857	-26
Other markets	**15,405**	21,331	-28

Negative impact of market developments on unit sales, revenue, and earnings. Mercedes-Benz Vans sold 165,600 vehicles in 2009. Sales of Sprinter, Vario, Viano, and Vito models were thus significantly lower than the very high figure of 287,200 units sold in the prior year. This development can be attributed to the difficult market environment. The sales decline led to a 34% decrease in revenue to €6.2 billion. Nevertheless, in what was the most difficult year in Mercedes-Benz Vans' existence, additional measures for enhancing efficiency and further optimizing processes enabled the division to record EBIT of €26 million (2008: €818 million).

Mercedes-Benz Vans boosts market share during the crisis. Sales at Mercedes-Benz Vans suffered particularly in the first half of 2009 due to the market downturn and general uncertainty regarding the course of the financial and economic crisis. However, expectations in the second half of the year of a more rapid recovery of the world economy led to a gradual market improvement and a slight increase in unit sales.

The situation of unit sales was particularly problematic in the key Western European markets of the United Kingdom, France, Italy, Spain and the Netherlands, which suffered an average sales decline of 50% compared to the prior year. In Germany, Mercedes-Benz Vans' most important market, we benefited from the ongoing success of the Sprinter, whose outstanding technology, safety, economy and performance are continually setting new standards in its segment. The 21% decrease in unit sales in Germany was much more moderate than in other markets.

The Sprinter's success story in the United States and Canada, where more than 134,000 units have been sold since 2001, is set to continue. The sales network for the Sprinter in those markets was completely reorganized in the year under review, and all sales and service activities are now coordinated by Mercedes-Benz USA and Canada. US and Canadian customers will therefore be able to purchase vans under the Mercedes-Benz and Freightliner brand names beginning in 2010.

Worldwide unit sales of the Sprinter fell by 43% to 104,700 vehicles in 2009, while sales of Vito and Viano models declined by 41% to 57,900 units.

Despite a sharp decrease in new registrations in the European Union (minus 33%), and a market characterized by price wars, Mercedes-Benz Vans was able to increase its market share for medium-sized and large vans from 16.9% to 17.9%, thereby further expanding its market leadership in that segment.

Sprinter significantly upgraded with BlueEFFICIENCY technology. Mercedes-Benz Vans is working hard on the development of advanced technology to optimize fuel consumption and emissions. The Sprinter model range underwent a significant upgrade in the fall of 2009 through the addition of fuel-efficient BlueEFFICIENCY models that reduce fuel consumption by as much as two liters per 100 kilometers. These models are marketed under the BlueEFFICIENCY label and convince customers with sustainable technologies and the highest levels of efficiency. Customers can opt for especially environmentally friendly vans in the form of the natural-gas-powered Sprinter NGT and a Sprinter model equipped with a special efficiency package consisting of a new diesel engine, the new ECO Gear transmission, and an automatic start-stop feature.

Many product awards. In 2009, the popularity of Mercedes-Benz vans with customers was once again demonstrated in the form of numerous awards. The Sprinter was selected for the third consecutive year as "CEP Van of the Year" in its class of vehicles up to 3.5 tons. A jury consisting of 30 experts from the CEP sector (courier, express and parcel delivery) evaluated economy, performance, comfort, functionality and design. In the same competition, the Mercedes-Benz Vito was selected for the fourth time as the best van in the category of vehicles up to three tons. Along with other German prizes, Mercedes-Benz Vans also received prestigious awards in other European Union countries. For example, in the United Kingdom we received the "Transport Award" and the "Fleet Van of the Year" award, both of which reflect the high level of acceptance and popularity enjoyed by our vans.

Investment in the future of Mercedes-Benz Vans. Mercedes-Benz Vans continued to make important investments to secure its future, despite the difficult economic conditions that characterized the year under review. The focus was on model updates for the Vito/Viano van series built in Vitoria and the provision of pioneering technologies. The latter included the introduction of EURO 5-compliant engines, preparations for the market launch of vans with alternative drive systems, and the implementation of additional measures to reduce CO_2 emissions.

Improved efficiency. Mercedes-Benz Vans substantially improved its efficiency in the year under review, primarily through the consistent implementation of cost-cutting measures. The many measures that were introduced will have a sustained impact and have already significantly reduced Mercedes-Benz Vans' breakeven point. The division has thus succeeded in further optimizing its existing business model even during the crisis.

Mercedes-Benz Sprinter: emission-free and almost silent in urban use with hybrid drive – the bridging technology to the all-electric vehicle.



Daimler Buses. Unit sales below high prior-year level in a difficult market environment. Stable development of city bus business in Western Europe. Focus on alternative drive technologies. EBIT significantly positive at €183 million.

Amounts in millions of €	2009	2008	09/08 % change
EBIT	**183**	406	-55
Revenue	**4,238**	4,808	-12
Return on sales	**4.3%**	8.4%	.
Investment in property, plant and equipment	**78**	117	-33
Research and development expenditure	**212**	178	+19
thereof capitalized	**5**	1	+400
Production	**32,666**	42,106	-22
Unit sales	**32,482**	40,591	-20
Employees (December 31)	**17,188**	18,110	-5

Unit sales	2009	2008	09/08 % change
Total	**32,482**	40,591	-20
Western Europe	**7,219**	7,766	-7
thereof Germany	**2,831**	3,099	-9
NAFTA	**3,899**	6,997	-44
Latin America (excluding Mexico)	**16,286**	19,467	-16
Other markets	**5,078**	6,361	-20

Difficult market environment leads to lower unit sales and earnings. With unit sales of 32,500 complete buses and chassis (2008: 40,600) and revenue of €4.2 billion (2008: €4.8 billion), Daimler Buses remained by far the leading manufacturer of buses over eight tons gross vehicle weight in 2009. The decline in unit sales was largely a result of significantly weaker demand in Latin America. EBIT of €183 million was significantly lower than the prior-year figure, primarily due to the lower unit sales.

Strengthened market position in core markets. In Western Europe, Daimler Buses and its brands Mercedes-Benz and Setra supply a full range of city and intercity buses, coaches and chassis. Unit sales in this region fell by 7% to 7,200 vehicles. Whereas the business with city buses developed steadily and profited in particular from the continuing market success of the Mercedes-Benz Citaro, sales of coaches declined because of the difficult economic environment. Nonetheless, the division maintained its leading market position in Western Europe with a market share of about 30%.

With its Orion brand, Daimler Buses is the world's leading manufacturer of hybrid buses. Due above all to the great success of our Orion buses, Daimler Buses' sales in North America continued to develop positively. As a result, contrary to the general market trend, we increased unit sales by 24% to 1,200 buses. Orion hybrid buses accounted for 81% of Daimler's overall unit sales in North America in 2009.

Daimler Buses produces and distributes chassis and complete buses of the Mercedes-Benz brand in Mexico, where the impact of the global economic downturn on the bus business was the strongest. As a result, unit sales decreased by 55% compared with the prior year. With a market share of 51.8%, we succeeded in maintaining our market leadership.

The market downturn in Latin America led to a 16% fall in unit sales of Mercedes-Benz chassis in the region. At 16,300 units, the number of chassis sold was significantly below the very high figure of 19,500 units recorded in the prior year. Despite the decrease, Daimler Buses was still able to improve its market share in Latin America to 44.7%.

High expertise in hybrid drive technologies. Daimler Buses continues to consistently develop and test alternative drive systems. One result of these activities was the unveiling of the Mercedes-Benz Citaro G BlueTec Hybrid in the spring of 2009. The positive reactions illustrate how the environmentally friendly bus has won over the decision-makers and experts at public transport companies, who are obviously impressed by its ride comfort, low noise emissions and economy. Passengers have also been able to experience the advantages of hybrid buses in a trial in Stuttgart.

The Mercedes-Benz Citaro FuelCELL-Hybrid bus celebrated its German debut at the Mercedes-Benz Bus Days event in Mannheim in mid-November 2009. Bus-sector journalists had the opportunity to experience the innovative bus's benefits and readiness for everyday use during a practical test-drive event held in Hamburg.

Additional major orders for the Orion VII Hybrid were received from several customers in 2009. The world's best-selling hybrid bus thus surpassed the mark of 2,600 units sold since its launch on the North American market in the year 2003.

Award-winning products. As in prior years, our buses also received many awards in 2009. Readers of "Busfahrer" magazine, for example, voted Mercedes-Benz and Setra buses the "Bester Bus 2009" in all three categories assessed: The Setra S 415 HD was chosen as the winner in the coaches category, the Setra S 415 NF was selected as "Bus of the Year 2009" in the readers' survey in the interurban segment, while the Mercedes-Benz Sprinter City 65 took top honors in the "Minibus" category.

At the end of September, the Mercedes-Benz Citaro FuelCELL-Hybrid was presented with the "f-cell award" for its drive-system technology concept, and the Mercedes-Benz Travego received the "Innovation Prize" for its Active Brake Assist system, which helps to prevent collisions. The Travego was also voted "Coach of the Year 2010."

Investing to secure the future. Daimler Buses further develops its two major German plants with investments totaling some €42 million. The division inaugurated a new prototype and testing facility in Mannheim in 2009 and a new administrative building was officially handed over in Neu-Ulm. At our bus production site in Istanbul, we invested in the expansion of production capacities in order to react even faster and more flexibly to future market needs. At the plant in São Bernardo do Campo, we invested in the paintshop. Investment also focused on technologies and new products such as the successor generations to our city buses and coaches. In addition, Daimler Buses prepared the delivery of 460 Mercedes-Benz buses for the soccer World Cup in South Africa. And in India, we pushed forward with the expansion of our sales and service network and increased production of the twin-axle luxury coach.

"Beyond Bus*plus*" efficiency program continues. Initiated in 2008, our "Beyond Bus*plus*" efficiency program is enabling us to improve Daimler Buses' cost position and serves as a basis for further growth. Further activities in 2009 focused on the optimization of net assets; in this context, we successfully reduced vehicle stocks and trade receivables at all companies worldwide.

The Mercedes-Benz Travego won the Innovation Prize with its Active Brake Assist and was also voted Coach of the Year 2010.



Daimler Financial Services. Stronger market presence despite difficult financial markets and lower unit sales base. Focus on risk minimization and efficiency enhancements. Expansion of worldwide insurance business. EBIT of €9 million.

	2009	2008	09/08
Amounts in millions of €			% change
EBIT	**9**	677	-99
Revenue	**11,996**	11.964	+0
New business	**25,066**	29,514	-15
Contract volume	**58,350**	63,353	-8
Investment in property, plant and equipment	**14**	41	-66
Employees (December 31)	**6,800**	7,116	-4

Positive earnings despite crisis. Daimler Financial Services' business development in the year 2009 was affected by the global financial and economic crisis. Due to lower vehicle unit sales, new business fell by 15% to €25.1 billion; the decrease amounted to 15% also after adjusting for exchange-rate effects. The weaker new business and the sale of part of the non-automotive portfolio in North America led to an 8% decrease in worldwide contract volume to €58.3 billion. Adjusted for exchange-rate effects, contract volume decreased by 9%. EBIT amounted to €9 million (2008: €677 million).

Support for vehicle unit sales. Also in times of crisis, Daimler Financial Services is a reliable partner for our vehicle customers and dealerships. On the basis of secure refinancing, the division's global market presence was strengthened and unit sales of Daimler vehicles were effectively supported.

Measures implemented to minimize risk. In view of the worldwide economic crisis, one focus of our activities was on the management of credit risks. We intensified our collections management and sought dialogue at an early stage with customers who had encountered liquidity problems. Simultaneously, remarketing processes for used vehicles were further improved, for example by using online auctions in the United States.

Further efficiency advances with "Captive #1." In 2009, Daimler Financial Services successfully continued the "Captive #1" strategic program that was started in 2007. Several thousand actions were identified and implemented all around the world to reduce costs and increase efficiency. In the past two years, we were able to reduce operating costs by a total of 13%.

Lower business volumes in Europe, growth in the Africa & Asia/Pacific region. In the Europe region, contract volume fell by 9% to €28.0 billion as a consequence of lower vehicle unit sales. Adjusted for exchange-rate effects, the decrease was also 9%. New business of €13.2 billion was 18% lower than in the prior year. In the Africa & Asia/Pacific region, however, Daimler Financial Services was able to expand its contract volume by 6% to €7.4 billion. Contract volume in China amounted to €476 million at the end of the year, which is 45% higher than at the end of 2008.

The contract volume of Mercedes-Benz Bank in Germany decreased in 2009 by 6% to €16.1 billion. Customers' deposits invested with the bank increased by 110% to €12.6 billion at the end of the year. Mercedes-Benz Bank supports not only the refinancing of the leasing and sales-financing business in Germany, but through branch offices also the dealer-financing business in Spain and since May 2009 in the United Kingdom as well. In 2009, Mercedes-Benz Bank successfully launched "Business-Leasing plus," a new mobility package for business customers. It consists of a leasing contract and auto insurance with stable premiums also in the case of claims.

Customers' and dealers' high levels of satisfaction with the services provided by Daimler Financial Services are documented by numerous awards. In 2009, Mercedes-Benz Bank was judged as providing customers with the best showroom advice on leasing and financing in the "Automobilwoche Award Autohandel." And "Autohaus Bankenmonitor" voted Mercedes-Benz Bank the best provider of financial services in the premium segment based on dealers' high levels of satisfaction. In the United Kingdom, Daimler Financial Services once again took first place in the Sewells survey of dealers' satisfaction with their finance houses. And in a survey in Australia, Mercedes-Benz Financial Services also gained the top position for dealers' satisfaction.

In the third quarter of 2009, Daimler Financial Services started business operations in the United Arab Emirates as part of a joint venture with the local Mercedes-Benz importers, Al Fahim Group and Gargash Enterprises. The United Arab Emirates is the most important sales market for Mercedes-Benz vehicles in the Middle East. Daimler Financial Services will now provide attractive financial services to customers and dealerships in this market, thus continuing its expansion into important markets of the future.

Lower contract volume in North America but growth in South America. In the Americas region, total contract volume fell by 11% to €22.9 billion. Adjusted for exchange-rate effects, the decrease also amounted to 11%. However, contract volume developed very positively in the South American markets of Brazil and Argentina, rising by 32% to €3.2 billion.

In order to optimize refinancing in the US market, receivables in the region of approximately US $1 billion were securitized in the form of asset backed securities (ABS). The transaction was oversubscribed by several times the available amount and was TALF-eligible. The TALF program (Term Asset-Backed Securities Loan Facility) allows investors to furnish their ABS securities acquired from issuers as collateral for non-recourse loans from the US central bank (the Federal Reserve). In Argentina, bond issues of ARS 160 million were placed in order to refinance our business in that market, and were very well received by investors.

In the J. D. Power survey of dealer satisfaction in the United States, Mercedes-Benz Financial took first place in two of the three main categories. In Canada, J. D. Power judged Mercedes-Benz Financial to be the best provider of financial services in terms of dealer satisfaction in the leasing category. And Daimler Truck Financial once again took first place in the annual survey of satisfaction among truck dealers carried out by the American Truck Dealer Association in the United States.

Successful development of insurance business. The division further expanded its activities in the area of insurance services despite the crisis. In 2009, more than 690,000 insurance policies were brokered worldwide, representing an increase of 4% compared to the prior year. Progress was also made with the integration of insurance into vehicle sales last year. A good example of this is the launch of the new E-Class, for which special insurance conditions are available in more than 20 countries for cars equipped with certain safety packages. We also concluded several global cooperation agreements with selected insurance groups. Integrated service routing guarantees that customers have their automobiles repaired in contracted Mercedes-Benz repair shops with original spare parts and in original equipment quality. In this way, we secure high-quality services for our customers and generate important revenue in the repair and spare-parts business.

Higher market share of fleet management with commercial customers. Daimler Financial Services increased its market share of fleet management with commercial customers in the reporting period. Despite the shrinking overall market, it expanded its share of the Mercedes-Benz fleet-management market to 89%. One reason for this success is that the focus on small and medium-sized fleets has borne fruit: Approximately three quarters of Daimler Financial Services' business with commercial customers is now in this segment. Daimler Financial Services offers comprehensive fleet-management solutions to smaller companies as well as major international fleet operators, including financing and leasing, repair and maintenance, tires and fuel-card management.

Toll Collect toll system continues to run smoothly. The toll system for trucks using German highways continued its stable and trouble-free operation in 2009. By the end of the year, 640,900 onboard units were in use for the automatic recording of highway tolls. A total of 24.4 billion truck-kilometers were recorded. Daimler Financial Services holds a 45% equity interest in the Toll Collect consortium.

Daimler Financial Services is a solid und reliable partner for dealers and customers also in times of crisis.



Daimler is committed to sustainability and takes a holistic approach to this issue. Our business operations are therefore inseparable from our social and ecological responsibilities, irrespective of where in the world we research, develop, purchase and manufacture or sell our products and services. The principle of sustainability is firmly anchored at the Group through the Daimler Sustainability Board. This board supplements and networks established management structures within the Group with regard to sustainability, and supports the divisions with the implementation of appropriate actions. It analyzes and evaluates Daimler's sustainability activities, prepares decision proposals and supports the Board of Management with its sustainability policy.



Sustainability

136 - 139
Innovation, Safety and the Environment

- €4.2 billion invested in research and development
- Innovative vehicle concepts pave the way for emission-free mobility
- Holistic approach for the reduction of all emissions
- New technologies for more safety

140 - 141
Human Resources

- Personnel capacities adjusted to lower demand
- Diversity management anchored in Daimler's corporate culture
- Various awards for health management activities
- Ongoing high standards of training and further training

142 - 143
Social Responsibility

- Process for providing disaster relief established
- Guideline for sponsoring activities approved
- Cooperation with government agencies and charitable organizations

Comprehensive reporting on the issue of sustainability.
Detailed information can be found in our Sustainability Report. It describes transparently and factually the sustainability aspects of the past financial year.

The web-based Interactive Sustainability Report supplements our sustainability reporting with more details and further information (http://sustainability2009.daimler.com).

In 2010, the new Sustainability Report will be available as of the middle of April in time for the Annual Meeting.

Further information on the issue of sustainability can be found on our website at http://www.daimler.com/sustainability.

Innovation, Safety and the Environment. €4.2 billion invested in research and development. Innovative vehicle concepts pave the way for emission-free mobility. Holistic approach for the reduction of all emissions. New technologies for more safety.

Combining tradition with farsightedness. The founders of our company, Carl Benz and Gottlieb Daimler, ushered in the age of the automobile with their pioneering inventions. But their ambition did not stop there; they also wanted to shape mobility in the broadest sense. That's why they also built the first motorized bus and truck - not to mention the first gasoline-powered motorcycle and the first motorboat. We can now build on this pioneering tradition by using our expertise and our research capabilities to further develop road transportation in a sustainable manner.

In this tradition, research and development have always played a key role at Daimler. And today, R&D is more important than ever before. Because given the accelerated pace of technological development and the challenges posed by climate change and environmental protection, we are faced with a massive challenge: reinventing the automobile. We invested a total of €4.2 billion in research and development in 2009 (2008: €4.4 billion). At the end of 2009, some 18,800 men and women were employed at Corporate Research and in the development departments of Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans, and Daimler Buses (2008: 18,900). A portfolio of over 21,000 patents and a broad range of trademarks and protected designs bear testimony to our company's innovative strength.

Our goal: emission-free mobility. Our goal is to secure full mobility for future generations with tailored, innovative vehicle concepts across our entire product range. In this context, we want to significantly reduce vehicle emissions already today, and in the long term to completely eliminate the emissions of publicly and privately operated road vehicles through the application of state-of-the-art drive technology. To achieve this goal, we have combined our manifold activities, collaborations and partnerships associated with the reduction of emissions in cars, buses, vans, and trucks in the Group-wide initiative entitled "The Road to Emission-free Mobility."

The initiative focuses on three key areas of development:

1. The further development and optimization of cars and commercial vehicles with the most up-to-date internal combustion engines;
2. Further efficiency enhancements through tailored hybridization in various stages - from the start-stop function all the way to fully electric mobility;
3. Emission-free driving with electric vehicles using battery power and fuel cells.

In addition, we support the development, production and application of clean and alternative fuels.

On the basis of the research results and experience from our successful major projects with trials of alternative vehicle and drive concepts, we have created the right conditions for locally emission-free driving. And by spreading the Group's activities to pioneering areas of business such as the development and production of lithium-ion batteries and fuel-cell drive, we have gained direct access to the key technologies of tomorrow.

With our novel mobility concepts such as car2go for personal transport or Bus Rapid Transit (BRT) for public transport, we round off our "The Road to Emission-free Mobility" initiative by developing concrete solutions for current and future mobility needs in urban areas and implementing them step by step.

An unparalleled range of products. To enable us to address the specific needs of different markets, we have developed a needs-oriented, modular mix of drive systems aimed at providing sustainable mobility in the future. What's more, we have done so in both the car and the commercial vehicle sectors. In pursuit of our goal, we utilize the advantages of various technologies in specific applications in order to achieve better fuel economy and lower emissions.

Mercedes-Benz already offers a broad range of premium automobiles that combine environmental responsibility and economy with a high level of safety, comfort, and driving pleasure. The following individual solutions are available for all model series:

- BlueEFFICIENCY. Optimized weight, aerodynamics, roll resistance, energy management and drive systems reduce fuel consumption by up to 12%. By the end of 2009, we had introduced 58 clean and economical BlueEFFICIENCY models. By the end of 2010, this figure is set to rise to 76 different models, from which our customers can choose their own individualized automobile.

- BLUETEC. Thanks to BLUETEC, Daimler can offer its customers the world's cleanest diesel engines for cars and commercial vehicles. The combination of inner-engine measures to reduce emissions and the treatment of exhaust gases makes diesel drive systems as clean as gasoline engines.
- BlueHYBRID. Gasoline hybrid technologies represent another possibility for reducing fuel consumption, since summer 2009 in the S 400 HYBRID for example, the world's first series-produced car with hybrid drive and lithium-ion batteries.
- BLUETEC HYBRID. Clean diesel hybrid technology currently offers the greatest potential for reducing fuel consumption in the top automobile segments.
- DIESOTTO. This innovative combustion engine concept, which we first presented in the F 700 research vehicle, is as economical as a diesel engine and as clean as a gasoline engine.
- Battery-powered electric drive systems. Since the end of 2009, we have been producing the smart fortwo electric drive, which is the first locally emission-free vehicle with battery drive to be manufactured under series-production conditions.
- Electric drive with fuel cells. With more than 100 test vehicles that have clocked up approximately 4.5 million kilometers to date, Daimler has the world's largest and most stringently tested fleet of fuel-cell vehicles. Mercedes-Benz has been manufacturing a small series of the B-Class F-CELL since the end of 2009.

We specifically utilize synergy potential within the Daimler Group. One example of how know-how is transferred between the commercial vehicle and car divisions is BLUETEC, an exhaust-gas treatment system that has won many awards. BLUETEC debuted in the Mercedes-Benz Actros truck in January 2005. As a result, the vehicle was able to fulfill the Euro 4 and Euro 5 emissions limits well in advance. The first Mercedes-Benz Citaro city buses equipped with BLUETEC were presented the following May. In 2006, the technology for the world's cleanest diesel engine was introduced in the Mercedes-Benz E 320 BlueTEC, which was subsequently voted "World Green Car of the Year 2007." Since then, we have launched another four BLUETEC cars on the market.

Because we also use hybrid technology in various segments, we meanwhile lead the way with commercial vehicles with hybrid drive systems. One of the world's cleanest trucks, the Fuso Canter Eco Hybrid uses up to 20% less fuel and emits significantly less nitrogen oxide (-41%) and particulate (-46%) emissions than non-hybrid models.

We have already delivered more than 2,600 diesel-electric hybrid buses from our Orion brand to customers in North America. As a result, we have put more hybrid buses on the road than any other manufacturer in the world.

Significant reductions in fuel consumption and emissions. Thanks to combustion engines that have been optimized in many ways, downsizing concepts featuring superchargers, and new drive systems, we have significantly reduced the fuel consumption and CO_2 emissions of our cars and commercial vehicles over the past several years. In 2009, we once again substantially reduced the average CO_2 emissions of our new vehicles. The biggest contributors to this improvement were our various newly launched BlueEFFICIENCY models and the new four-cylinder diesel and gasoline engines. The average CO_2 emissions of our car fleet in the European Union fell by more than 7% in 2009 to 160 grams per kilometer. This decrease is significantly better than the average reduction achieved by our competitors. Innovative technologies for emission-free mobility will enable us to further reduce fuel consumption and CO_2 emissions in the future. We aim to cut the average CO_2 emissions of our new vehicles in the European Union to less than 140 g/km by 2012.

Electric mobility in practice. The electrification of vehicles and drive systems will play a key role in the quest to achieve even more efficiency and environmental compatibility. However, electric vehicles will not be competitive until, in parallel with the development of the vehicles, the associated charging infrastructure is set up. For optimized ecology, the electricity used by the vehicles should be sourced from regenerative energy.

Electric vehicles with batteries and fuel cells: smart fortwo electric drive, A-Class E-CELL and B-Class F-CELL.


E-CELL

Since 2007, we have been conducting a large-scale trial in London to test the first batch of 100 battery-powered smart fortwo electric drive cars in everyday operation. At the end of 2009, we launched "e-mobility Berlin," the world's largest field test of electric cars, which goes one step further, and is the world's first test to examine the interaction between vehicle technology and an appropriate infrastructure. This is based on intelligent charging management allowing the direct exchange of data between vehicles and charging stations. Daimler has provided a fleet of more than 100 electric cars for the test – besides the latest generation of smart fortwo electric drive cars, for the first time electric automobiles also from Mercedes-Benz, equipped with ultramodern lithium-ion battery technology. Our partner in the project, the electricity supplier RWE AG, is setting up the appropriate charging infrastructure, which will initially consist of 500 charging stations. Beginning in 2010, we will conduct similar "e-mobility" projects in eight countries worldwide. Our goal is the global standardization of the charging plugs and sockets to help this pioneering technology to get established even faster.

The first field test in which emission-free driving is being tested for individual mobility and public transit was launched in Hamburg in 2009. Daimler contributes a total of 20 of the latest generation of B-Class fuel-cell cars and ten of the newest generation of fuel-cell buses to the partnership. The other participants in the venture are the City of Hamburg, Hamburger Hochbahn (municipal transport), Vattenfall, Shell, and Total. Daimler will launch similar projects in other major cities in Europe and North America in the near future.

Key technology for zero-emission driving. Ultramodern, high-performance lithium-ion batteries hold the key to automotive electrification. We are therefore working on standardizing this key technology and preparing it for industrial-scale production. In this endeavor, we benefit from the many years of research we have conducted. Over the last 30 years, Daimler has applied for more than 600 patents relating to battery-powered vehicles. More than 230 of them were in the field of lithium-ion technology. In 2008, we acquired 49.9% of the Evonik subsidiary, Li-Tec. In addition, Deutsche Accumotive was founded (ownership: 90% Daimler, 10% Evonik). Beginning in 2012, Daimler will then have its own production capacities for manufacturing ultramodern lithium-ion batteries. These batteries will be available in suitable form for use in all types of automotive applications – from hybrids to electric vehicles.

A glance into the future of drive technology. In January 2009, Mercedes-Benz unveiled the near-series-production Concept BlueZERO at the North American International Auto Show in Detroit. Thanks to the vehicle's intelligent modular concept, a single platform can be used to create three models with different drive system configurations:

- The BlueZERO E-CELL is powered exclusively by a battery-electric drive that allows the car to travel up to 200 kilometers on a single battery charge and completely free of local emissions.
- The fuel-cell-powered BlueZERO F-CELL has a locally emission-free range of around 400 kilometers.
- The BlueZERO E-CELL PLUS is equipped with electric drive and a supplemental combustion engine acting as a power generator (range extender). The car has a total range of up to 600 kilometers, of which 100 kilometers are emission-free.

At the International Motor Show in Frankfurt in September 2009, we presented the Vision S 500 Plug-in HYBRID – the first upper-range model in the "three-liter" fuel-consumption category. The vehicle can travel up to 30 kilometers solely on electric power, and thus free of local emissions. Due to the efficient drive system and the CO_2 bonus associated with battery-electric operation, the vehicle has certified fuel consumption of only 3.2 liters of gasoline per 100 kilometers (emissions of 74 g/km of CO_2 according to NEDC).

The new Mercedes-Benz Citaro FuelCELL-Hybrid city bus celebrated its world premiere in June 2009 at the UITP World Congress for public transport operators in Vienna. It combines the advantages of the diesel-electric Citaro G BlueTec Hybrid with those of the hydrogen-powered Citaro fuel-cell buses.

Drivetrain hybridization offers additional potential for reducing fuel consumption.



Intelligent mobility concepts. Due to their high-density traffic volumes, cities increasingly need intelligent mobility concepts. Such concepts are therefore important components of our strategy for achieving emission-free mobility – a strategy that we plan to gradually develop further. One example is the car2go flexible rental car concept, which we launched in the autumn of 2008, initially in Ulm. smart fortwo vehicles are now available throughout the city and can be rented by anyone at any time. Following a one-time registration process, customers can book the vehicles either in advance or on the spur of the moment. The success of this new mobility concept significantly exceeded our expectations. At the end of 2009, 15,000 customers were registered with car2go in Ulm, equivalent to over 15% of all Ulm residents with driver licenses. With a fleet of 200 available vehicles, between 600 and 1,000 rentals are processed each day. In November, Daimler started its first international car2go project in Austin, Texas.

An innovative bus transport system by the name of Bus Rapid Transport (BRT) points the way toward the creation of a fast and flexible local public transportation system. This customer-friendly initiative makes it easier for people to switch from their own cars to public transportation. BRT systems are already in very successfully operation with buses from Mercedes-Benz in Nantes, Istanbul, Bogota, and Mexico City. A team of BRT experts from Daimler Buses helps municipalities worldwide to introduce and enhance customized concepts. The service is currently also being provided to the cities that will host the World Cup soccer games in South Africa. In our efforts, we not only focus on buses, but seek to create a networked and smoothly functioning transportation system in which existing and new modes of transport complement one another.

Our "Vision of Accident-free Driving." In addition to new drive systems, our research and development work continues to focus on safety in road traffic. Reducing driver stress, providing active support in difficult situations as well as optimal protection for vehicle occupants, cyclists and pedestrians – we are working hard in all these areas within the framework of our "Vision of Accident-free Driving." Daimler invests more than any other automaker worldwide in the development of life-saving safety systems. And when it comes to implementing new concepts, we greatly exceed legal requirements. Using the results of crash research, we develop driver assistance systems that play a major role. One such development is the innovative ATTENTION ASSIST system, which recognizes signs of driver fatigue by registering changes in his or her behavior. If necessary, it even encourages the driver to take a break. The lane-change assistant warns the driver if a vehicle is in the blind spot of the side mirror in an adjacent lane. On average, the two radar-supported systems DISTRONIC PLUS and Brake Assist PLUS (BAS PLUS) can reduce rear-end collisions by 20%.

At the 21st International Enhanced Safety of Vehicles (ESV) Conference in Stuttgart in June 2009, we presented the new ESF 2009 experimental safety vehicle from Mercedes-Benz. This concept vehicle is based on the Mercedes S 400 HYBRID and features more than a dozen safety-related innovations. One of them is the inflatable PRESAFE® metal structure, which increases the stability of structural components. Another is the Braking Bag – an additional braking system attached to the vehicle underbody which is automatically activated just before a collision.

Optimum safety in commercial vehicles. Commercial vehicles from Daimler are among the safest in the world. For example, we are the only manufacturer in the world to supply trucks and buses with the Active Brake Assist (ABA) system, which triggers an emergency braking maneuver with maximum effect if a collision with the vehicle in front is imminent. The system is currently unique in the industry; it is available for Mercedes-Benz trucks and was recently also introduced for Mercedes-Benz and Setra coaches. In conjunction with Allianz and Dekra, we launched the Safety Plus initiative to promote the use of this assistance system and others such as roll control, lane assist, the electronic stability program (ESP) and proximity control. Several employers' liability insurance associations and insurance companies now offer discounts on their premiums if a commercial vehicle is equipped with such safety technologies. By the end of 2009, we had delivered to customers more than 11,300 trucks and buses with the Active Brake Assist emergency braking system.

Testbench for electric drive with fuel cells.



Human Resources. Personnel capacities adjusted to lower demand. Diversity management anchored in Daimler's corporate culture. Various awards for health management activities. Ongoing high standards of training and further training.

	2009	2008	09/08
Employees (December 31)			% change
Daimler Group	**256,407**	273,216	-6
Mercedes-Benz Cars	**93,572**	97,303	-4
Daimler Trucks	**70,699**	79,415	-11
Mercedes-Benz Vans	**15,226**	16,775	-9
Daimler Buses	**17,188**	18,110	-5
Sales & Marketing Organization	**47,625**	49,127	-3
Daimler Financial Services	**6,800**	7,116	-4
Other	**5,297**	5,370	-1

Workforce development. During the year under review, we adjusted our workforce capacities in line with the significant decline in demand. As a result, the number of men and women employed by Daimler worldwide fell to 256,407 as of December 31, 2009 (December 31, 2008: 273,216). A total of 162,565 of those employees worked in Germany (2008: 167,753), 17,697 in the United States (2008: 22,476), 14,152 in Japan (2008: 15,490) and 13,088 in Brazil (2008: 14,107). The number of apprentices was 9,151 (2008: 9,603).

The largest workforce reductions were implemented at Daimler Trucks. Altogether, the number of employees at that division fell by 8,716, with 5,315 job cuts at Trucks NAFTA alone. Headcounts were reduced at the other divisions as well: At Mercedes-Benz Cars, the decrease was 4%, while Mercedes-Benz Vans had a reduction of 9% and the Daimler Buses workforce fell by 5%. Staff numbers at the Sales & Marketing Organization and at Daimler Financial Services decreased by 3% and 4% respectively.

Due to the difficult economic environment, it was necessary to introduce short-time work at all car, truck, and van plants in Germany in 2009. In addition, the company's management and the General Works Council agreed on a package of measures aimed at reducing labor costs and safeguarding jobs. This agreement, which applies for the period May 1, 2009 to June 30, 2010, covers all Daimler employees who are subject to collective bargaining agreements and whose working hours have not been reduced through short-time work arrangements. The measures involved have been implemented in a similar manner at our subsidiaries in Germany and abroad.

Diversity management. Our future success will largely be determined by our ability to encourage and utilize the diversity of our workforce. Doing so will help us develop innovative products, exploit additional market opportunities and improve customer satisfaction. We very much appreciate the great variety of personal skills, talents and abilities our employees have to offer. Correspondingly, our diversity management program is geared toward applying these attributes in the best possible manner in order to ensure our company's success. The various measures taken in the context of worldwide diversity management are adapted to local requirements and specific cultural characteristics.

Our diversity management activities include the issues of generations, genders and internationality. A key focus is on improving opportunities for women. The objective here is to create an appropriate balance of men and women, particularly in upper management positions. Specifically, we aim to increase the percentage of women in upper management positions from the current level of approximately 8% to 20% by 2020. To this end, our divisions and functional departments have set annual target corridors regarding the percentage of women in such positions. Overall, women accounted for 13.1% of the Daimler AG workforce at December 31, 2009. We have thus already achieved the target corridor for the end of 2010 that was set in a company agreement in 2006.

Demographic developments. Demographic transformation presents a challenge to the company that is being met using various tools, including human resources management. We have been analyzing the effects of demographic developments on workforce capacity and workforce aging at several Group sites, and we have simulated and compared future workforce and capacity requirements. This has enabled us to identify how the workforce will develop over the medium term. We have also been able to evaluate the capacity requirements resulting from this development in terms of the number of employees we will need, the qualifications they must have and an appropriate age structure. We are using these findings to determine which professions should be included in our training portfolio and which policies we need to adopt in relation to continuing education, occupational retraining and recruitment practices.

Health management and occupational safety. Daimler offers its workforce a holistic health management system with a focus on prevention. Our effective, top-quality programs enable us to safeguard and improve the health of the men and women who work for us. These actions have now been implemented at 11 health management centers located either directly on plant premises or in their direct vicinity. Our health management system has also developed programs for prevention, treatment, and rehabilitation. These programs are based on the specific demands placed on individuals in the workplace. A main focus here in 2009 was the analysis of job assignments and workstations in terms of the associated psychological stress and, where necessary, the introduction of appropriate measures aimed at preventing or reducing psychological pressure.

Our commitment to health management and occupational safety has been repeatedly honored with various awards – as has the high quality of the measures we have adopted in this area. For example, during the year under review, we received the 2009 Corporate Health Award from the Handelsblatt newspaper and the 2009 Company Health Award from the BKK federal health insurance association.

In-house training is a top priority. We view training and further training as indispensable elements to ensure our company's long-term business success. At the end of 2009, the Group had 9,151 trainees worldwide. In Germany, we took on 2,341 new trainees in the year under review (2008: 2,464). Trainees who perform well subsequently receive fair job offers; Daimler hired 89% of its trainees in 2009 (2008: 93%).

Lifelong learning for better employee qualifications. To safeguard the maintenance and enhancement of workforce capabilities, we rely on independent, individual and interactive learning throughout our employees' careers. We also support alternative forms of learning that are consistently geared toward continuous educational requirements. Thanks to this approach, our employees can acquire new knowledge in a manner that is independent of location or time. All of the numerous training programs for Group employees and executives are based on globally valid Daimler standards. In the year under review alone, we invested €207 million in the training and continuing education of our employees in Germany alone (2008: €270 million). Each of our employees received an average of 2.4 days of training in 2009 (2008: 4.4 days). In addition, employees affected by short-time working arrangements were able to participate in training programs tailored to their specific needs. Some of the programs involved led to Chamber of Industry and Commerce certificates.

Securing and promoting young talent. In order to ensure a sufficient supply of engineers, our CAReer training program focused on talented young people with a technical education, particularly women. We took on several hundred young people, with female participants accounting for around 35% of the total recruitment. In 2010, we intend to once again offer attractive career opportunities to several hundred trainees and to use CAReer to recruit highly qualified young people for employment at our worldwide locations.

In these difficult economic times, it is particularly important that we remain an attractive employer. To this end, we approach potential new employees in different ways. For example, we attend college job fairs, participate in online job markets and organize our own recruiting events. We have also developed new creative strategies that foster long-term relationships with our target groups and strengthen our partnerships with universities and relevant networks. Our focus here is on highlighting the opportunities offered by an innovative company in which young talented individuals can find a meaningful role and help shape the future of mobility.

A "thank you" to our workforce. The Board of Management would like to take this opportunity to thank all of our employees for their dedication and performance, especially in view of the difficult economic environment. Our employees' flexibility and hard work have made the difference. Without this contribution, our company would not have been able to weather the recent storm as well as it did. We would also like to thank the employee representatives at Daimler for their commitment and constructive cooperation over the past year.

The diversity of our workforce reflects the diversity of our customers, suppliers and investors.



Social Responsibility. Process for providing disaster relief established. Guideline for sponsoring activities approved. Cooperation with government agencies and charitable organizations.

Multifaceted social commitment. Our presence in many countries gives us an opportunity to play an active role in helping to shape society and promote dialogue between different cultures. We want to create value for all of our stakeholders, and we regard social commitment as a component of our business operations. This is why we set high quality standards also in this regard, and have formulated clear criteria for providing support and sponsorship.

Our social commitment essentially comprises these four areas:
- Donations
- Sponsoring
- Corporate volunteering
- Foundations

In terms of the causes we are committed to, we differentiate between the promotion of culture, education, science, sport and health, support for charitable projects, and disaster relief.

Management of donations and sponsoring. Within the framework of our social commitment, we place high priority on clear decision-making processes and transparent structures: The Donations and Sponsorship Committee is responsible for decisions concerning all important projects, for example. We have also created a database in which all of the Group's activities in the areas of donations and sponsoring are registered.

In 2009, Daimler provided financial support totaling more than €26 million for socially oriented projects and nonprofit organizations.

Donations. The focal point of our activities in terms of donations is the promotion of science, which in Germany accounts for a considerable share of our total donation volume. Additional funds are donated for the promotion of education, charitable projects and disaster relief.

Based on our experiences in recent years, for example with the earthquake in China and the cyclone in Myanmar, in 2009 we installed a process for disaster relief that ensures effective aid on a large scale. The process provides the framework for projects worldwide and clarifies key points in terms of content. In addition, the affected national subsidiaries receive support with the selection of activities and with project monitoring.

Since 2008, instead of offering gifts to guests at our vehicle presentations around the world, we have donated the money we usually spend on such presents to nonprofit organizations. In 2009, these donations went to educational projects in SOS Children's Villages in Italy, Spain and Germany.

We also act in accordance with clear guidelines when making donations to political parties. According to these regulations, donations to political parties require authorization from the Board of Management and are only permitted for parties in Germany.

In the field of educational support, Mercedes-Benz Turkey cooperates with CYDD, a Turkish organization. The prize-winning training program "Each girl is a star" is primarily intended to encourage financially disadvantaged young women to find employment in occupations traditionally dominated by men. 850 Turkish women between the ages of 15 and 18 have meanwhile passed through this program.

Daimler Financial Services USA supports various social initiatives, such as the charitable organization "Forgotten Harvest" in Detroit. Employees are involved in several ways in distributing food to people in need. Together with Freightliner LLC, Daimler Financial Services USA provides the organization with refrigerated trucks. In June 2009, the first hybrid truck was handed over to "Forgotten Harvest."

Sponsorship in the fields of education, sport and culture. In its role as a sponsor, Daimler cultivates long-term partnerships with various members of society. Our aim is to promote sustainable development in areas of vital importance to society. We are particularly committed to the areas of education, the environment, the arts and culture at our worldwide locations.

In 2009, we approved sponsoring guidelines designed to ensure that our donations are in compliance with current legal requirements and ethical standards. The guidelines are also intended to ensure the internal and external transparency of the process of allocating material assistance and funds.

One example of our sponsoring activities is our support for the 15th UN Climate Conference in Copenhagen in December 2009, where we supplied a fleet of highly efficient and environmentally friendly cars, vans and buses. In total, Daimler provided more than 50 vehicles for mobility at the conference with various drive systems – from BLUETEC diesel to hybrid to fuel cells.

Corporate volunteering and other activities for the common good. A strong community is indispensable for the well-being of our employees and our neighbors, and this in turn benefits our company. That's why we cooperate closely with local authorities and charitable organizations in the places where we have business locations. For example, we are committed to the expansion of childcare centers near our plants and to the promotion of educational and training programs.

We can count on our employees' voluntary involvement in numerous projects. They invest their time and efforts in order to advance charitable projects.

During the "Day of Caring" established by Daimler Financial Services, our employees were involved in social projects for example in Germany, Canada, Mexico, Poland, South Africa, Thailand and the United States. Their activities included re-equipping children's homes, refurbishing schools and youth clubs, and building humane accommodation for families in need.

Support through foundations. In several countries, we have established foundations through which we combine our company's social commitment activities. The Gottlieb Daimler and Karl Benz Foundation, established in 1986, mainly promotes research in the areas of social sciences, the environment and technology. The Daimler Fund in the German Donors' Association for the Promotion of Sciences and Humanities focuses on research and teaching the next generation of scientists and their international cooperation. The Daimler Foundation in Japan supports cultural programs and charitable projects. Furthermore, in 2009 we established the German section of the Laureus Sport for Good Foundation, which is involved in charitable projects for children and young people in connection with sport.

More examples and details of projects promoted by the Group and of our social commitment activities can be found in the Daimler Sustainability Report and on our website under "Sustainability" (www.daimler.com/sustainability).

"Each girl is a star" – an educational project of Mercedes-Benz Turkey in collaboration with CYDD, a Turkish women's organization.



Daimler's Board of Management and Supervisory Board are committed to the principles of good corporate governance. All of our activities are based on the principles of responsible, transparent and sustainable management and supervision. In this way, we aim to fulfill the legitimate demands of our shareholders. On the following pages, the Board of Management and the Supervisory Board explain Daimler's internationally oriented system of corporate governance. Further information can be found on our website at www.daimler.com/corpgov/en.


S OZ 1279

Corporate Governance

Report of the Supervisory Board

Dear Shareholders,

In eight meetings during the 2009 financial year, the Supervisory Board diligently fulfilled its duties and responsibilities and dealt comprehensively with the operational and strategic development of the Group. The members of the Supervisory Board representing the shareholders and the members representing the employees regularly prepared the meetings in separate preliminary discussions.

The meetings held in 2009 focused not only on numerous special topics and issues requiring the consent of the Supervisory Board, but also on the effects of the financial and economic crisis and the resulting measures to be taken by the Group. In each of its meetings, the Supervisory Board discussed the business development of the company and its most important subsidiaries. It dealt in equal measure with short-term, medium-term and long-term issues. The challenges of a more short-term nature included the decline in demand in all major sales markets that began in the second half of 2008 and worsened in the first half of 2009. The Supervisory Board therefore placed one focus of its activities on the results of the efficiency-enhancing actions that had been initiated, as well as on the cost-reducing programs and their effects on the employment situation.

The success of the measures taken by the Board of Management and followed up by the Supervisory Board was particularly apparent in the third and fourth quarters of 2009.

Other issues about which the Board of Management continually informed the Supervisory Board, in addition to the usual key figures, included:

- the Group's profitability and liquidity,
- the risk management system,
- the cost of credit risk,
- the development of raw-material prices,
- vehicles' residual values,
- the situation of suppliers,
- the development of pension obligations and pension management, and
- the effects of the insolvency of Chrysler and General Motors according to Chapter 11 of the US Bankruptcy Code.

Equal emphasis was placed on the long-term protection of competitiveness and on the measures already initiated to prepare the way for pioneering sustainable mobility. The Supervisory Board also dealt specifically with these topics in close collaboration with the Board of Management and in particular detail in a two-day strategy workshop of the Supervisory Board.

Cooperation between the Supervisory Board and the Board of Management. In all of the Supervisory Board meetings, there was an intensive and open exchange of opinions and information concerning the position of the Group, business and financial developments, fundamental issues of corporate policy and strategy, and development opportunities in particularly important growth markets. The members of the Supervisory Board prepared for decisions requiring Supervisory Board consent and decisions on investment projects on the basis of documentation provided by the Board of Management. They were also supported by the relevant committees, and discussed the projects upon which decisions were to be taken with the Board of Management. All members of the Board of Management regularly attended the meetings of the Supervisory Board. Furthermore, the Board of Management informed the Supervisory Board with the use of monthly reports about the most important performance figures and submitted the interim reports to the Supervisory Board. The Supervisory Board was kept fully informed of specific matters also between its meetings, and, as required in individual cases, following consultation with the Chairman of the Supervisory Board it was requested to pass its resolutions in writing. In addition, the Chairman of the Board of Management informed the Chairman of the Supervisory Board in regular discussions about all important developments and upcoming decisions.

Issues discussed at the meetings in 2009. In a meeting in January 2009, the Supervisory Board dealt with the possible conditions for the termination of the investigations being carried out since September 2004 by the US Securities and Exchange Commission and the US Department of Justice concerning possible violations of the US Foreign Corrupt Practices Act. In the meeting, it was emphasized that a potential termination by settlement would not have any impact on the standards or tasks of Daimler's recently established Compliance Organization. The challenge remains of securing the sustainability of these activities and of further developing them whenever required in the coming years. The Board of Management, the Audit Committee and the Supervisory Board will devote a great deal of attention to this issue also in the coming years.

At the end of February 2009, the Supervisory Board dealt with the audited 2008 financial statements of the company, the 2008 consolidated financial statements, and the management reports for Daimler AG and the Group. As preparation, the members of the Supervisory Board were provided with comprehensive documentation, some of it in draft form, including the Annual Report, the audit reports from KPMG on the year-end financial statements of Daimler AG and the consolidated financial statements according to IFRS, the management report of Daimler AG and the management report of the Daimler Group, as well as drafts of the reports of the Supervisory Board and of the Audit Committee and the annual report according to Form 20-F.



Dr. Manfred Bischoff, Chairman of the Supervisory Board

The Audit Committee and the Supervisory Board dealt in detail with these documents and discussed them in the presence of the auditors, who reported on the results of their audit. The Supervisory Board declared its agreement with the results of the audit, established in the framework of its own review that no objections were to be raised, and approved the financial statements presented by the Board of Management. The financial statements were thereby adopted. Subsequently, the Supervisory Board examined and agreed with the appropriation of earnings proposed by the Board of Management. Other items dealt with were the agenda for the Annual Meeting, including the proposal of five candidates to be elected as representatives of the shareholders, and the remuneration of the Board of Management for the year 2009. Finally, the Supervisory Board approved the external board positions and sideline business activities of the members of the Board of Management as presented in the meeting.

In an extraordinary meeting held in March, the Supervisory Board dealt with the capital increase with the preclusion of shareholders' subscription rights as proposed by the Board of Management by way of partial utilization of the Authorized/Approved Capital I that was approved by the Annual Meeting in 2008 through the issue of new shares to the investor Aabar (Abu Dhabi). The Supervisory Board was in favor of this capital increase, primarily because with a strengthened financial position, the Group would be better able to continue the substantial investment it had already started in research and development in order to approach the present opportunities and challenges in the automotive industry from a strengthened financial situation and leading position.

Two Supervisory Board meetings were held in April 2009. In the first of those two meeting, the Supervisory Board consented to the amicable termination of the Board of Management membership of Dr. Rüdiger Grube - at his own request - effective with the end of April 30, 2009, authorized the Chairman of the Supervisory Board to conclude a separation agreement, and granted its consent to the new distribution of responsibilities of the Board of Management reflecting Dr. Grube's departure.

In the second meeting held in April 2009, the Supervisory Board dealt not only with the course of business and results of the first quarter, but also with the final separation from Chrysler, i.e. with the transfer of the remaining 19.9% equity interest, which became possible on the basis of agreements with the US government agency Pension Benefit Guaranty Corporation (PBGC), Chrysler and Cerberus. In addition, the Board of Management explained to the Supervisory Board in this meeting the required adjustments to the operational planning and current developments in this context. This procedure was based on decision made in the Supervisory Board meeting of December 2008 in light of the considerable uncertainty at that time regarding ongoing economic developments. In this meeting, the Supervisory Board also decided to make a solidarity contribution in relation to the measures taken to reduce labor costs and secure employment at Daimler AG, and waived 10% of the members' individual remuneration.

After discussing the business development and the results of the second quarter, the Supervisory Board dealt in its meeting in July with the status of the Group-wide compliance activities and the status of negotiations on the amicable termination of the investigations by the US Securities Exchange and Commission (SEC) and the US Department of Justice (DOJ). Also in this meeting, the Supervisory Board received a report by the Independent Compliance Advisor about the status of the Group's compliance activities. Fundamental questions on the financing status and management of the pension funds constituted another topic of this meeting. After that, the Supervisory Board received a report on various legal changes of particular relevance for its own activities. These changes were the corporate governance requirements of the German Accounting Law Modernization Act (BilMoG), which came into force in May 2009 and the key points of which had already been explained by the Board of Management in the meeting in December, and the German Act on the Appropriateness of Management Board Remuneration (VorstAG).

During the two-day strategy workshop in September, the Supervisory Board received detailed information on the status of the implementation of Daimler's strategic thrusts as presented by the Board of Management in previous years and of the individual divisions, taking into consideration the current economic environment. In this context, the Supervisory Board discussed the projects initiated by the divisions, the competitive positioning of the Group and its divisions, and the product strategy.

Other key points included:
- growth opportunities in developing markets,
- current strategic issues in the field of commercial vehicles and in other areas,
- the technological development of combustion engines,
- electric drive, hybrids and hydrogen drive,
- the overall technology and market strategy for safeguarding sustainable mobility and
- the latest trends in customer behavior.

In December, the Supervisory Board dealt in detail on the basis of comprehensive documentation with the operational planning for the years 2010/2011, received information on the Group's risk management and the actual risks, and decided on the financing limits for the year 2010. Other issues discussed in the December meeting included personnel matters of the Board of Management and corporate governance topics, as well as a resolution to amend the designated use of treasury shares.

Furthermore, on the basis of an independent expertise on the conformance of Board of Management remuneration with the provisions of the Act on the Appropriateness of Management Board Remuneration (VorstAG), the Supervisory Board dealt with and confirmed the preliminary decision on Board of Management remuneration in the year 2009 and the remuneration system for the year 2010, in each case based on a proposal made by the Presidential Committee.

Corporate governance. During 2009, the Supervisory Board was continually occupied with the further development of corporate governance, giving due consideration to changes in legislation and the German Corporate Governance Code as amended in June 2009.

In its meeting in February 2009, the Supervisory Board received information on the results of the efficiency review of the Audit Committee in the year 2008.

In the December meeting, pursuant to Section 161 of the German Stock Corporation Act (AktG), the Supervisory Board approved the 2009 declaration of compliance with the German Corporate Governance Code as amended on June 18, 2009, and updated the rules of procedure of the Supervisory Board and its committees in relation to the requirements of the German Accounting Law Modernization Act (BilMoG) and of the Act on the Appropriateness of Management Board Remuneration (VorstAG); in practice, the corporate governance requirements of BilMoG and the requirements of VorstAG had been fulfilled since those two laws came into effect.

In each Supervisory Board meeting, there was a so-called executive session, in which the members of the Supervisory Board were able to discuss topics in the absence of the members of the Board of Management.

The members of the Supervisory Board of Daimler AG are obliged to disclose potential conflicts of interest to the entire Supervisory Board and not to participate in discussing or voting on topics which could lead to a conflict of interest. Dr. h.c. Bernhard Walter, Member of the Supervisory Board of Daimler AG, is also a member of the supervisory board of Henkel AG & Co. KGaA. In order to avoid a potential conflict of interest with Henkel in connection with a legal dispute (meanwhile resolved) concerning sponsoring receivables of the Brawn GP Formula 1 racing team, upon his own request, Dr. h.c. Walter did not participate in the brief discussion of this topic in the Supervisory Board and did not receive any information on it.

One member of the Supervisory Board, Mr. Arnaud Lagardère, was only able to attend fewer than half the meetings held in 2009 due to other urgent commitments.

Report on the work of the committees. The **Presidential Committee** convened four times in 2009. In addition to corporate governance issues, it also dealt with questions of remuneration, in particular resulting from the Appropriateness of Management Board Remuneration Act, and with personnel matters of the Board of Management. In February 2009, as in the previous years, the Presidential Committee once again specified compliance targets in connection with the individual target agreements of the members of the Board of Management, and evaluated the degree of goal accomplishment during the year in consultation with the Group's Compliance department and the Chairman of the Audit Committee. In November, the Presidential Committee dealt in detail with the Group's pool of potential for senior executive positions.

The **Audit Committee** met seven times in 2009. Details of these meetings are provided in a separate report of this committee (see page 154).

The **Nomination Committee** convened once in 2009; in this meeting, it prepared a recommendation for the Supervisory Board's proposal on five candidates for election to the Supervisory Board of Daimler AG representing the shareholders. This took place on the basis of specifications regarding the structure, orientation and qualification profile of the members of the Supervisory Board representing the shareholders with due consideration of corporate governance requirements.

As in previous years, the **Mediation Committee**, a body required by the provisions of the German Codetermination Act, had no occasion to take any action in 2009.

The Supervisory Board was continually informed about the committees' activities, and in particular about their decisions, in each case in the Supervisory Board meeting following such decisions.

Personnel changes in the Supervisory Board. After the end of the Annual Meeting held on April 8, 2009, two members representing the shareholders, William A. Owens and Dr. Mark Wössner, stepped down from the Supervisory Board of Daimler AG. As proposed by the Supervisory Board, Dr. Manfred Schneider, Dr. h.c. Bernhard Walter and Lynton R. Wilson were reelected with effect as of the end of the Annual Meeting, and Gerard Kleisterlee and Lloyd G. Trotter were elected as new representatives of the shareholders: Mr. Kleisterlee, Mr. Trotter and Dr. h.c. Walter for the period until the end of the end of the shareholders' meeting that passes a resolution on the ratification of the actions of the Supervisory Board in the year 2013, and Dr. Schneider and Mr. Wilson for the period until the end of the end of the shareholders' meeting that passes a resolution on the ratification of the actions of the Supervisory Board in the year 2010. The election proposal of the Supervisory Board was based on a recommendation made by the Nomination Committee of the Supervisory Board and a resolution by the members of the Supervisory Board representing the shareholders.

Personnel changes in the Board of Management. In a Supervisory Board meeting on the occasion of the Annual Meeting in April, the Supervisory Board granted its approval for the amicable termination of the Board of Management membership of Dr. Rüdiger Grube effective at midnight on April 30, 2009. Dr. Grube left the Group at his own request and was appointed by the supervisory board of Deutsche Bahn AG as the chairman of the board of management of Deutsche Bahn AG.

In its meeting in December, the Supervisory Board approved the reappointment of Mr. Andreas Renschler as a member of the Board of Management with effect as of October 1, 2010 and until September 30, 2013 with unchanged responsibility for Daimler Trucks, and consented to the change in the Board of Management's schedule of responsibilities as proposed by the Board of management.

In a Supervisory Board meeting in February 2010 the Supervisory Board approved the reappointments of Dr. Dieter Zetsche, Chairman of the Board of Daimler AG and Head of Mercedes-Benz Cars, and Dr. Thomas Weber, Group Research and Mercedes-Benz Cars Development, each for a term of three years effective January 1, 2011, until December 31, 2013. In addition, the Supervisory Board approved to extend the Board of Management and to appoint Dr. Wolfgang Bernhard as member of the Board of Management of Daimler AG for a term of three years with immediate effect, i.e. February 18, 2010 until February 28, 2013, with responsibility for Production and Procurement Mercedes-Benz Cars and for the business unit Mercedes-Benz Vans.

Audit of the 2009 financial statements. The Daimler AG financial statements and the combined management report for the company and the Group for 2009 were duly audited by KPMG AG, Wirtschaftsprüfungsgesellschaft, Berlin, and were given an unqualified audit opinion. The same applies to the consolidated financial statements for 2009 prepared according to IFRS which were supplemented with a group management report and additional notes. The financial statements and the auditors' reports, were submitted to the Supervisory Board for its review. As preparation, the members of the Supervisory Board were provided with comprehensive documentation – some of which was in draft form – including the Annual Report, the audit report of KPMG for the company financial statements of Daimler AG and the consolidated financial statements according to IFRS and the combined management report for the Daimler AG and the Group, as well as drafts of the reports of the Supervisory Board and the Audit Committee and of the Form 20-F report. The documents were dealt with in detail by the Audit Committee and the Supervisory Board and were discussed in the presence of the auditors, who reported on the results of their audit. The Supervisory Board declared its agreement with the results of the audit, established in the framework of its own review that no objections were to be raised, and approved the financial statements presented by the Board of Management. The financial statements are thereby adopted. Finally, the Supervisory Board approved the proposal of the Board of Management to compensate the annual deficit by partly withdrawing the capital reserve.

Appreciation. The Supervisory Board thanks all of the employees of the Daimler Group, the management and the departing members of the Board of Management and the Supervisory Board for their personal contributions and special efforts in an economic environment that presented the Group with some special challenges.

Stuttgart, March 2010

The Supervisory Board



Dr. Manfred Bischoff
Chairman

Members of the Supervisory Board

Dr. Manfred Bischoff
Munich
Chairman of the Supervisory Board of Daimler AG

Other supervisory board memberships / directorships:
Fraport AG
Royal KPN N.V.
SMS GmbH - Chairman
UniCredit S.p.A.
Voith AG

Erich Klemm*
Sindelfingen
Chairman of the General Works Council, Daimler Group and Daimler AG;
Deputy Chairman of the Supervisory Board of Daimler AG

Sari Baldauf
Helsinki
Former Executive Vice President and General Manager of the Networks Business Group of Nokia Corporation

Other supervisory board memberships / directorships:
Hewlett-Packard Company
F.Secure Corporation
CapMan OYj
Fortum OYj

Dr. Clemens Börsig
Frankfurt am Main
Chairman of the Supervisory Board of Deutsche Bank AG

Other supervisory board memberships / directorships:
Linde AG
Bayer AG
Emerson Electric Co.

Prof. Dr. Heinrich Flegel*
Stuttgart
Director Research Materials, Lightweight Design and Manufacturing, Daimler AG;
Chairman of the Management Representative Committee, Daimler Group

Dr. Jürgen Hambrecht
Ludwigshafen
Chairman of the Board of Executive Directors of BASF SE

Other supervisory board memberships / directorships:
Deutsche Lufthansa AG

Jörg Hofmann*
Stuttgart
German Metalworkers' Union (IG Metall), District Manager, Baden-Württemberg

Other supervisory board memberships / directorships:
Robert Bosch GmbH
Heidelberger Druckmaschinen AG

Dr. Thomas Klebe*
Frankfurt am Main
General Counsel of the German Metalworkers' Union (IG Metall)

Other supervisory board memberships / directorships:
Daimler Luft- und Raumfahrt Holding AG
ThyssenKrupp Materials International GmbH

Gerard Kleisterlee
Amsterdam
President and CEO of Royal Philips Electronics N.V.
(since April 8, 2009)

Other supervisory board memberships / directorships:
De Nederlandsche Bank N.V.

Arnaud Lagardère
Paris
General Partner and CEO of Lagardère SCA

Other supervisory board memberships / directorships:
Hachette SA
EADS N.V.
EADS Participations B.V.
Hachette Livre (SA)
Lagardère Services (SAS) - Chairman
Lagardère Active (SAS) - Chairman
Lagardère (SAS)
Lagardère Capital & Management (SAS)
Arjil Commanditée - Arco (SA)
Lagardère Ressources (SAS)
Lagardère Sports (SAS) - Chairman
SOGEADE Gérance (SAS)
Lagardère Unlimited INC - President
Lagardère Unlimited LLC

Jürgen Langer*
Frankfurt am Main
Chairman of the Works Council, Frankfurt/Offenbach Dealership, Daimler AG

Helmut Lense*
Stuttgart
Chairman of the Works Council, Untertürkheim Plant, Daimler AG
(until December 31, 2009)

Ansgar Osseforth*
Sindelfingen
Manager Mercedes-Benz Research and Development;
Member of the Works Council, Sindelfingen Plant, Daimler AG

Valter Sanches*
São Paulo
Secretary of International Relations of Confederação Nacional dos Metalúrgicos/CUT

Dr. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board of Bayer AG

Other supervisory board memberships / directorships:
Linde AG - Chairman
RWE AG - Chairman
TUI AG

Stefan Schwaab*
Gaggenau
Vice Chairman of the General Works Council, Daimler Group and Daimler AG;
Vice Chairman of the Works Council, Gaggenau Plant, Daimler AG

* Representative of the employees

Lloyd G. Trotter
Plainville
Former Vice Chairman General Electric, President & CEO of the General Electric Group's Industrial Division;
Managing Partner, Founder, GenNx360 Capital Partners (since April 8, 2009)

Other supervisory board memberships / directorships:
PepsiCo Inc.
Textron Inc.

Dr. h.c. Bernhard Walter
Frankfurt am Main
Former Spokesman of the Board of Management of Dresdner Bank AG

Other supervisory board memberships / directorships:
Bilfinger Berger AG - Chairman
Deutsche Telekom AG
Henkel AG & Co. KGaA

Uwe Werner*
Bremen
Chairman of the Works Council, Bremen Plant, Daimler AG

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.;
Chancellor, McMaster University

Appointed by resolution of the local district court since January 5, 2010:

Jörg Spies*
Stuttgart
Chairman of the Works Council, Headquarters, Daimler AG

Retired from the Supervisory Board:

William A. Owens
Kirkland
Former President and Chief Executive Officer of Nortel Networks Corporation;
Chairman of AEA Capital, Asia
(retired April 8, 2009)

Dr. Mark Wössner
Munich
Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
(retired April 8, 2009)

Committees of the Supervisory Board:

Committee pursuant to Section 27, Subsection 3 of the German Codetermination Act (MitbestG)
Dr. Manfred Bischoff - Chairman
Erich Klemm*
Dr. Manfred Schneider
Dr. Thomas Klebe*

Presidential Committee
Dr. Manfred Bischoff - Chairman
Erich Klemm*
Dr. Manfred Schneider
Dr. Thomas Klebe*

Audit Committee
Dr. h.c. Bernhard Walter - Chairman
Dr. Clemens Börsig
Erich Klemm*
Stefan Schwaab*

Nomination Committee
Dr. Manfred Bischoff - Chairman
Dr. Manfred Schneider
Lynton R. Wilson

* Representative of the employees

Report of the Audit Committee

Dear Shareholders,

The Audit Committee convened seven times in 2009. These meetings were regularly attended by, in addition to the members of the Audit Committee, the Chairman of the Supervisory Board, the Chairman of the Board of Management, the member of the Board of Management responsible for Finance and Controlling (CFO), and the external auditors. The heads of the relevant specialist departments were also present for the appropriate items of the agenda. In addition, the Chairman of the Audit Committee held regular individual discussions, for example with the external auditors, the CFO, the Head of Corporate Accounting, Internal Auditing, Corporate Compliance and Legal, and the Group's independent Compliance Advisor. The Audit Committee was regularly informed about the results of these discussions. The Chairman of the Audit Committee reported to the Supervisory Board about the activities of the Committee and about its meetings and discussions in the next following Supervisory Board meetings.

In a meeting in January 2009, the Audit Committee dealt with the possibilities and potential conditions of a settlement between Daimler AG and the US Securities and Exchange Commission and the US Department of Justice to terminate the ongoing investigations of possible violations of the US Foreign Corrupt Practices Act. In previous years, this matter had been a particular focus of the work of the Audit Committee. Following intensive discussion and consideration of these possibilities and potential conditions, the Audit Committee advised the Supervisory Board to authorize the Board of Management to negotiate a settlement in conclusive termination of the investigations.

All of Daimler's boards and committees are agreed that a termination of the investigations is not to be understood as drawing a line under this matter, but that the sustained influence of the established Compliance Organization is to continue and that these activities are to be further developed.

In two meetings attended by the external auditors in February 2009, the Audit Committee reviewed the annual company financial statements, the annual consolidated financial statements and the combined management report for Daimler AG and the Daimler Group for the year 2008, as well as the proposal made by the Board of Management on the appropriation of profits. In preparation, the members of the Audit Committee and the other members of the Supervisory Board were provided with comprehensive documentation, some of which was in draft form, including the Annual Report, the audit reports of KPMG on the annual financial statements of Daimler AG and the annual consolidated financial statements according to IFRS, the management reports of Daimler AG and the Daimler Group, drafts of the reports of the Supervisory Board and of the Audit Committee, and the annual report according to Form 20-F. The Audit Committee recommended that in its second meeting the Supervisory Board should approve the annual financial statements and adopt the Board of Management's proposal on the appropriation of profits. Furthermore, in this meeting the Audit Committee also dealt with the draft agenda of the 2009 Annual Meeting and the annual audit plan of the Internal Auditing department; it also approved a list of permissible non-audit services to be provided by the external auditors in the 2009 financial year.

In further meetings during the course of the year, together with the aforementioned members of the Board of Management and in the presence of the auditors, the Audit Committee dealt in detail with Daimler's interim reports. In addition, the development of pension obligations and pension management were presented.

The Audit Committee regularly examined the qualifications and independence of the external auditors and the implementation of the principles decided upon for the approval of non-audit services provided by the external auditors. After receiving the approval of the Annual Meeting, the Audit Committee engaged KPMG AG, Wirtschaftsprüfungsgesellschaft, Berlin, to conduct the 2010 annual audit, negotiated the audit fee of the external auditors, determined the important audit issues for the year 2009, and informed the Supervisory Board accordingly.



Bernhard Walter, Chairman of the Audit Committee

A key area of the Audit Committee's work in 2009 was dealing with the Group's internal control over financial reporting in accordance with Section 404 of the US Sarbanes-Oxley Act. The Committee also received the annual activity report of the Group's Data Protection Officer and received information on Treasury risk management and the status and management of the pension funds. Another key area of the Audit Committee's work in 2009 was the implementation of the corporate governance requirements of the German Accounting Law Modernization Act (BilMoG). The Audit Committee also dealt regularly with the activities and programs of the Internal Auditing department, with risk management and reporting, and with the reports of the Corporate Compliance department. Discussions were also held about the progress of the ongoing implementation and further development of internal guidelines and codes of conduct within the compliance system. In this context, in February 2009, the Chairman of the Audit Committee evaluated for example the suitability of the annual compliance goals for the Board of Management. The Audit Committee was informed about the interim status of the accomplishment of these goals at the end of the first half of 2009.

Furthermore, the Audit Committee regularly dealt with complaints and criticism received confidentially and if desired anonymously from Daimler employees or other whistleblowers concerning accounting, the Group's reputation and the internal control system. The Audit Committee was informed separately about violations of Section 302, Subsection 5 of the Sarbanes-Oxley Act.

In two meetings attended by the external auditors in March 2010, the Audit Committee reviewed the annual company financial statements for 2009 and the annual consolidated financial statements for 2009 with the respective management reports. In preparation, the members of the Audit Committee and the other members of the Supervisory Board were provided with comprehensive documentation, some of which was in draft form, including the Annual Report, the audit reports of KPMG on the annual financial statements of Daimler AG and the annual consolidated financial statements according to IFRS, the combined management report for Daimler AG and the Daimler Group, drafts of the reports of the Supervisory Board and of the Audit Committee, and the annual report according to Form 20-F. The audit reports and significant accounting matters were discussed with the external auditors. Following intensive reviews and discussion of the documentation, the Audit Committee recommended that the Supervisory Board should approve the annual financial statements and adopt the Board of Management's proposal to compensate the annual deficit by partly withdrawing the capital reserve. Furthermore, in this meeting the Audit Committee also dealt with the draft agenda of the 2010 Annual Meeting and the annual audit plan of the Internal Auditing department; it also approved a list of permissible non-audit services to be provided by the external auditors in the 2010 financial year.

Once again in the year 2009, the Audit Committee conducted a specific self-evaluation of its activities. This did not result in any need for action with regard to the Committee's activities or with regard to the content or procedure of the meetings.

Stuttgart, March 2010

The Audit Committee

Dr. h.c. Bernhard Walter
Chairman

Remuneration Report

The Remuneration Report summarizes the principles that are applied to determine the remuneration of the Board of Management of Daimler AG and explains both the level and the structure of its members' remuneration. It also describes the principles and level of remuneration of the Supervisory Board. The Remuneration Report is part of the Management Report for Daimler AG and for the Group.

Principles of Board of Management remuneration

Goals. The remuneration system for the Board of Management aims to remunerate its members commensurately with their areas of activity and responsibility and in compliance with applicable law, so that Daimler is an attractive employer also for first-class executives. By means of adequate variability, the system should also clearly and directly reflect the joint and individual performance of the Board of Management members and the long-term sustainable performance of the Group.

Practical implementation. For each upcoming financial year, the Presidential Committee at first prepares a review by the Supervisory Board of the system and level of remuneration on the basis of a comparison with competitors. The main focus is on the question of appropriateness. In this respect, the following aspects are given particular attention in relation to a group of comparable companies, mainly in Germany, but also in other European countries and the United States:

- the effects of the individual fixed and variable components, that is, the methods behind them and their reference parameters,
- the relative weighting of the components, i.e. the relationship between the fixed base salary and the short-term and long-term variable components, and
- the resulting target remuneration consisting of base salary (approximately 20% of the target remuneration), annual bonus (approximately 30% of the target remuneration) and long-term remuneration (approximately 50% of the target remuneration) with an assumed 100% target achievement.

In carrying out this review, the Presidential Committee and the Supervisory Board consult independent external experts. If the review results in a need for changes to the remuneration system for the Board of Management, the Presidential Committee submits proposals for such changes to the entire Supervisory Board for its approval.

On the basis of the approved remuneration system, the Supervisory Board decides at the beginning of the year on the base and target remuneration for the individual members of the Board of Management and decides upon the success parameters relevant for the variable components of remuneration for the coming year. Furthermore, once a year, goals are jointly set between the Chairman of the Supervisory Board, the Chairman of the Board of Management and the members of the Board of Management for the coming financial year; these goals are then taken into consideration after the end of the financial year when the annual bonus is decided upon by the Supervisory Board.

In this way, the individual base and target remuneration and the relevant performance parameters are set by the beginning of each year. These details require the approval of the Supervisory Board.

On this basis, after the end of each year, target achievement is measured and the actual remuneration is calculated by the Presidential Committee and submitted to the Supervisory Board for its approval.

The system of Board of Management remuneration in 2009. The remuneration system continues to comprise a fixed base salary, an annual bonus, and a variable component of remuneration with a medium-term and long-term incentive effect. The latter reflects the recommendations of the German Corporate Government Code through its link to the share price and to additional challenging comparative parameters, and takes account of both positive and negative developments. The details of the system are as follows:

The **base salary** is fixed cash remuneration relating to the entire year, oriented towards the area of responsibility of each Board of Management member, and paid out in twelve monthly installments.

The **annual bonus** is variable cash remuneration, the level of which is primarily linked to the operating profit of the Daimler Group (EBIT), and optionally to other key figures and the individual performance of the Board of Management members in the past financial year. In the year 2009, particular importance was additionally placed on the free cash flow of the industrial business.

Reference parameters:
- 50% comparison of actual EBIT in 2009 with EBIT targeted for 2009.
- 50% comparison of actual EBIT in 2009 with actual EBIT in 2008.

Amount with 100% target achievement:
At present, 1.5 times the base salary, set with consideration of a market comparison.

Range of target achievement:
0 - 200%, i.e. the annual bonus has an upper limit of three times the base salary and may also be zero.

On the basis of the resulting degree of target achievement, depending on predefined key figures, an amount of up to 10% can be added or deducted. Furthermore, the Supervisory Board has the possibility, based for example on the aforementioned agreed targets, to take account of the personal performance of the individual Board of Management members with an addition or deduction of up to 25%.

Also in 2009, additional individual targets were agreed upon with the Board of Management with regard to the development and sustained function of a compliance system. The complete or partial non-achievement of individual compliance targets can be reflected by a deduction of up to 25% from the individual target achievement. However, the compliance targets cannot result in any increase in individual target achievement, even in the case of full accomplishment.

The **Performance Phantom Share Plan** is an element of remuneration with long-term incentive effects. Its opportunity and risk potential is primarily linked with the development of Daimler's share price through the granting of phantom shares. At the beginning of the plan, medium-term performance targets are set for a period of three years whose accomplishment has an effect on the number of phantom shares that are earned. Payouts under the plan initiated in 2009 occur after four years in cash at the price of Daimler shares that is then valid; the payout is limited to 2.5 times the price that was used as a basis at the beginning of the plan. Half of the net amount paid out must be used to buy ordinary Daimler shares, which must then be held for an enduring period until the guidelines for share ownership are fulfilled (see below).

Reference parameters:
- 50% return on sales achieved compared with a group of competitors (BMW, Ford, General Motors, Honda, Toyota, Volvo and Volkswagen).
- 50% return on equity achieved in relation to cost of capital.

Value at grant:
Determined annually in relation to a market comparison; for 2009, approximately 2 to 2.5 times the base salary.

Range of target achievement:
0 - 200%, i.e. the plan has an upper limit and may also be zero.

Value of the phantom shares on payout:
A maximum of 2.5 times the share price at the beginning of the plan.

During the four-year period, the phantom shares earn a dividend equivalent whose amount is related to the dividend paid on real Daimler shares in the respective year. With regard to the share-based remuneration, any subsequent change in the defined performance targets or reference parameters is ruled out.

Guidelines for share ownership. As a supplement to these three components of remuneration, Stock Ownership Guidelines have been approved for the Board of Management. The Guidelines require the members of the Board of Management to invest a portion of their private assets in Daimler shares over several years and to hold those shares until the end of their Board of Management membership. The number of shares to be held has been set in relation to triple the annual base salary for the Chairman of the Board of Management and double the annual base salary for the other members of the Board of Management. In fulfillment of the Guidelines, half of the net payment made out of a Performance Phantom Share Plan is generally to be used to acquire ordinary shares in the company, but the required shares can also be acquired in other ways.

Implementation of the Act on the Appropriateness of Management Board Remuneration. Against the background of the German Act on the Appropriateness of Management Board Remuneration, which took effect on August 5, 2009, the Supervisory Board of Daimler AG commissioned an expertise on the system of Board of Management remuneration by an external independent auditor. As a result, the remuneration system described above was confirmed as complying with the new legislation. Compared with similar companies, the system of Board of Management remuneration at Daimler AG features a very high variable component, which means that the Board of Management is exposed to a higher level of risk. With its emphasis on the long-term components of remuneration and the longstanding obligation of the Board of Management members to hold Daimler shares and thus to invest a part of their private assets in Daimler, the remuneration system was oriented towards sustainability at an early stage. The Supervisory Board intends to submit the remuneration system to a vote of approval at the Annual Meeting in April 2010. As in the past, the Supervisory Board will continue to carefully monitor developments in the German market, in particular at the DAX-30 companies and at Daimler's international competitors, and will deal with the issue of remuneration again whenever this becomes necessary.

Board of Management remuneration in 2009

Total Board of Management remuneration in 2009. The total remuneration granted by Group companies to the members of the Board of Management of Daimler AG is calculated as the total of the amounts of remuneration paid in cash (base salary and annual bonus), the value of the share-based remuneration at the time when granted in February 2008 and 2009 (Performance Phantom Share Plan – PPSP) and taxable non-cash benefits. The share price relevant for the value of the PPSP in four years' time can significantly deviate from the share price relevant when granted.

Total remuneration comprises €4.8 million as fixed, i.e. non-performance-related remuneration (2008: €6.2 million); €1.8 million as short-term variable remuneration, i.e. short-term performance-related remuneration (2008: €1.5 million); and €5.2 million as variable performance-related remuneration with a long-term incentive effect granted in 2009 (2008: €8.9 million). This adds up to a total of €11.8 million for the year 2009 (2008: €16.6 million).

Board of Management remuneration 2009

in thousands of €		Base salary	Waived remuneration	Short-term variable remuneration (annual bonus)	Long-term variable remuneration (PPSP) Number	Value when granted (2009: at share price €18.82) (2008: at share price €55.80)	Total
Dr. Dieter Zetsche	**2009**	**1,530**	**-153**	**689**	**114,967**	**2,164**	**4,230**
	2008	1,530		494	50,164	2,799	4,823
Wilfried Porth	**2009**	**382**	**-53**	**172**			**501**
Andreas Renschler	**2009**	**575**	**-58**	**305**	**51,317**	**966**	**1,788**
	2008	575		207	22,392	1,250	2,032
Bodo Uebber [1]	**2009**	**660**	**-66**	**297**	**54,975**	**930**	**1,821**
	2008	660		233	23,988	1,339	2,232
Dr. Thomas Weber	**2009**	**545**	**-55**	**245**	**48,809**	**919**	**1,654**
	2008	545		199	21,297	1,186	1,932
Günther Fleig [2]	**2009**	**148**		**45**		**216**	**409**
	2008	545		199	21,297	1,188	1,932
Dr. Rüdiger Grube [3]	**2009**	**187**		**56**			**243**
	2008	560		203	20,613	1,150	1,913
Total	**2009**	**4,027**	**-385**	**1,809**	**270,068**	**5,195**	**10,646**
	2008	4,415		1,535	159,751	8,914	14,864

1 The PPSP value reflects the deducation of compensation in the amount of €104,500 received in his capacity as a member of the board of directors of an equity investee.
2 The PPSP value corresponds to the payout terms in the year of his withdrawal.
3 The PPSP value corresponds to the payout terms in the year of his withdrawal. The PPSP value also reflects the deduction of compensation in the amount of €108,000 received in his capacity as a member of the board of directors of an equity investee.

The decrease in base salaries is related to the voluntary waiver by the members of the Board of Management of 15% of their base salaries, which came into effect as of May 1, 2009 and continues until June 30, 2010, and to the reduced number of Board of Management members in 2009.

The table on page 158 shows the base salaries and variable remuneration of the active members of the Board of Management for the year 2009 compared with 2008. It is necessary to take into consideration that the period of office of Mr. Fleig ended on April 8, 2009, and that of Dr. Grube ended on April 30, 2009. Mr. Porth was appointed as a new member of the Board of Management as of April 8, 2009.

The granting of taxable non-cash benefits in kind, i.e. primarily the provision of company cars and the reimbursement of expenses for security precautions, resulted in benefits for the members of the Board of Management worth the following amounts:

Taxable non-cash benefits

	2009	2008
in thousands of €		
Dr. Dieter Zetsche	**112**	213
Wilfried Porth [1]	**346**	
Andreas Renschler	**251**	881
Bodo Uebber	**114**	130
Dr. Thomas Weber [2]	**252**	311
Günther Fleig	**42**	159
Dr. Rüdiger Grube [3]	**71**	103
Total	**1.188**	1.797

1 The taxable non-cash benefits of Mr. Porth reflect the deduction of compensation in the amount of €3,000 received in his capacity as a member of the board of directors of a wholly owned subsidiary.
2 Including an anniversary bonus of €45,500.
3 The taxable non-cash benefits of Mr. Grube reflect the deduction of compensation in the amount of €30,400 received in his capacity as a member of the board of directors of an equity investee.

Commitments upon termination of service

Retirement provision. Until 2005, the pension agreements of the German Board of Management members appointed before the year 2005 included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the number of years of service. Those pension rights remain and have been frozen at that level[1].

Retirement pensions start at request if the term of service ends at or after the age of 60, or are paid as disability pensions if the term of service ends before age 60 due to disability. The agreements provide for a 3.5% annual increase in benefits, except that Wilfried Porth's benefits will increase in accordance with applicable law. Similar to retirement pensions payable under arrangements with our German workforce, a provision for widows and orphans is included.

The pension agreement of Mr. Porth was also defined in 2005, but in relation to his position at that time and to his remuneration at the level of management below the Board of Management.

Effective January 1, 2006, for service in 2006 and beyond, we substituted the pension agreements with a new pension system. Under this pension system, each board of management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the board of management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6% (Wilfried Porth: 5%). This pension benefit is payable at the age of 60 at the earliest.

In the year 2009, the pension provision was increased by service costs of €1,660 thousand (2008: €2,485 thousand):

Service costs arising in connection with Board of Management pension plans in 2008 and 2009

	2009	2008
in thousands of €		
Dr. Dieter Zetsche	**629**	696
Wilfried Porth	**88**	
Andreas Renschler	**215**	262
Bodo Uebber	**362**	464
Dr. Thomas Weber	**240**	272
Günther Fleig		365
Dr. Rüdiger Grube	**126**	426
Total	**1.660**	2.485

1 70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber, 50% for Andreas Renschler and Bodo Uebber, and 35% for Wilfried Porth

Commitments upon early termination of service. No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, Board of Management service contracts (which are normally concluded for only three years) include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of remuneration pro rata for the period until they leave the company. Entitlement to payment of the performance-related component of remuneration with a long-term incentive effect is defined by the exercise conditions specified in the respective plans. For the period beginning after the end of the original service period, departing Board of Management members can receive pension payments in the amounts of the commitments granted in 2005 as described in the previous section, as well as the use of a company car.

As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts - both initial contracts and extensions - generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration as suggested by the German Corporate Governance Code.

Sideline activities of Board of Management members. The members of the Board of Management should accept management board or supervisory board positions and/or any other administrative or honorary functions outside the Group only to a limited extent. Furthermore, members of the Board of Management require the consent of the Supervisory Board before commencing any sideline activities. This ensures that neither the time required nor the remuneration paid for such activities leads to any conflict with the members' duties to the Group. Insofar as such sideline activities are memberships of other supervisory boards or comparable boards, they are disclosed in the Notes to the Consolidated Financial Statements of Daimler AG and on our website. No remuneration is paid to Board of Management members for board positions held at other companies of the Group.

Loans to members of the Board of Management. In 2009, no advances or loans were made to members of the Board of Management of Daimler AG.

Payments made to former members of the Board of Management of Daimler AG and their survivors. Payments made in 2009 to former members of the Board of Management of Daimler AG and their survivors amounted to €16.1 million (2008: €19.1 million). Pension provisions for former members of the Board of Management and their survivors amounted to €192.8 million at December 31, 2009 (2008: €167.0 million).

Remuneration of the Supervisory Board

Supervisory Board remuneration in 2009. The remuneration of the Supervisory Board is determined by the Annual Meeting of Daimler AG and is governed by the company's Articles of Incorporation. The new regulations for Supervisory Board remuneration approved by the Annual Meeting in April 2008 specify that the members of the Supervisory Board receive, in addition to the refund of their expenses and the cost of any value-added tax incurred by them in performance of their office, fixed remuneration of €100,000, with three times that amount for the Chairman of the Supervisory Board, twice that amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times that amount for the chairmen of the other Supervisory Board committees and members of the Audit Committee, and 1.3 times that amount for members of the other Supervisory Board committees. Members of a Supervisory Board committee are only entitled to remuneration for such membership if the committee has actually convened to fulfill its duties in the respective year. If a member of the Supervisory Board exercises several of the aforementioned functions, he or she is to be remunerated solely for the function with the highest remuneration.

In April 2009, the Supervisory Board decided to make a solidarity contribution with regard to the measures taken to reduce labor costs, and to waive 10% of the members' respective components of individual remuneration for the period of May 1, 2009 until June 30, 2010.

The individual remuneration of the members of the Supervisory Board is shown in the table on the right.

The members of the Supervisory Board and its committees receive a meeting fee of €1,100 for each Supervisory Board meeting and committee meeting that they attend.

Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services.

The remuneration paid in 2009 to the members of the Supervisory Board of Daimler AG for their services to the Group therefore totaled €2.6 million (2008: €2.8 million).

Loans to members of the Supervisory Board. In 2009, no advances or loans were made to members of the Supervisory Board of Daimler AG.

Supervisory Board remuneration

Name in €	Function(s) remunerated	Total in 2009
Dr. Manfred Bischoff	Chairman of the Supervisory Board, the Presidential Committee and the Nomination Committee	**293,613**
Erich Klemm [1]	Deputy Chairman of the Supervisory Board, the Presidential Committee and the Audit Committee	**206,595**
Sari Baldauf	Member of the Supervisory Board	**101,758**
Dr. Clemens Börsig	Member of the Supervisory Board and the Audit Committee	**153,572**
Prof. Dr. Heinrich Flegel	Member of the Supervisory Board	**101,758**
Dr. Jürgen Hambrecht	Member of the Supervisory Board	**100,658**
Jörg Hofmann [1]	Member of the Supervisory Board	**100,658**
Dr. Thomas Klebe [1, 3]	Member of the Supervisory Board and the Presidential Committee	**133,924**
Gerard Kleisterlee	Member of the Supervisory Board (since April 8, 2009)	**70,782**
Arnaud Lagardère	Member of the Supervisory Board	**96,478**
Jürgen Langer [1]	Member of the Supervisory Board	**101,758**
Helmut Lense [1]	Member of the Supervisory Board (until December 31, 2009)	**101,758**
Ansgar Osseforth [4]	Member of the Supervisory Board	**101,758**
William A. Owens	Member of the Supervisory Board (until April 8, 2009)	**31,249**
Valter Sanchez [2]	Member of the Supervisory Board	**101,758**
Dr. Manfred Schneider	Member of the Supervisory Board, the Presidential Committee and the Nomination Committee	**133,924**
Stefan Schwaab [1]	Member of the Supervisory Board and the Audit Committee	**155,772**
Lloyd G. Trotter	Member of the Supervisory Board (since April 8, 2009)	**70,782**
Dr. h.c. Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	**202,415**
Uwe Werner [1]	Member of the Supervisory Board	**101,758**
Lynton R. Wilson [5]	Member of the Supervisory Board and the Nomination Committee	**130,844**
Dr. Mark Wössner	Member of the Supervisory Board (until April 8, 2009)	**31,249**

1 The employee representatives have stated that their board remuneration is to be transferred to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation. The Hans-Böckler Foundation is a German not-for-profit organization of the German Trade Union Federation.
2 Mr. Sanches has directed that his board remuneration is to be paid to the Hans-Böckler Foundation.
3 Dr. Klebe also received remuneration and meeting fees of €13,700 for his board services at Daimler Luft- und Raumfahrt Holding AG. These amounts are also to be transferred to the Hans-Böckler Foundation.
4 Mr. Osseforth has directed that a portion of his board remuneration is to be paid to a German foundation for adult education ("Treuhandstiftung Erwachsenenbildung").
5 Mr. Wilson also received €788 for his board services at Mercedes-Benz Canada Inc.

Compliance

Our understanding of compliance and our principles. In the year under review, we further developed our compliance culture, which requires and fosters correct behavior. By the term compliance, we understand the compliance of Daimler's activities with all applicable laws, rules and regulations. In this context, it is also necessary to adhere to the internal directives and guidelines by which the Daimler Group is managed or to which we have voluntarily committed.

We already formulated the Daimler Integrity Code in 1999. This comprehensive code of conduct reflects our corporate value integrity and applies without exception to our entire workforce. The Integrity Code is supplemented and put into precise form with guidelines, which are available at a central location in a database on our employee portal and which serve as a key aid to orientation in our daily business. An overview of this multi-stage compendium of regulations is depicted in the diagram on page 163.

Further development of compliance organization. A culture of compliance must be anchored wherever business is conducted and organized. In order to embed compliance even more firmly in all divisions and in the central functions, in 2009 we established the Group Compliance Board, which is the highest level of our compliance hierarchy and reports directly to Daimler's Board of Management and reflects its structure. This board deals with all of the Group's material compliance issues.

In addition, since 2006 an independent external advisor has supported and advised the Supervisory Board, the Audit Committee and the Board of Management with compliance issues.

The Chief Compliance Officer reports directly to the Chairman of the Board of Management and regularly provides information to the Audit Committee of the Supervisory Board.

The Corporate Compliance Operations department (CCO) defines the annual anti-corruption program and supports its implementation worldwide. In the context of further developing the Legal & Compliance department, the existing global networks of local compliance managers and the Legal Affairs department have been merged. Meanwhile, we have approximately 90 local compliance managers, who support 150 companies and business units. They assist the local management in observing anti-corruption regulations and regularly report on the status and progress of the compliance program in their business entities. The local compliance managers are specifically qualified. We secure their independence by means of an appropriate agreement with the local management and by means of the direct reporting lines to the Legal & Compliance department.

Systematic compliance risk management. Within the framework of a systematic risk analysis, all companies and entities of the Daimler Group are assessed and classified in terms of their corruption risk. The crucial aspects include business activities and the business environment. On the basis of the risk assessment, appropriate actions are assigned to the organizational units. This constitutes the compliance program to avoid and combat corruption.

In 71 sales companies and business units, we have also established standardized monitoring systems which help to secure legally and ethically correct conduct. The effectiveness of these monitoring systems is assessed by our Internal Auditing department and by the companies themselves in annual self assessments.

Irrespective of a unit's risk classification, CCO provides Group-wide support with the selection of new sales partners by carrying out an integrity test. This process culminates in clear recommendations made by the Legal & Compliance department.

In order to improve the transparency of government transactions, Daimler has implemented a standardized working process in sales companies and business entities where there is an increased risk of corruption. This ensures that the relevant documentation and approval requirements are fulfilled.


Corporate Values
Integrity Code
Corporate Policies
Corporate Guidelines
Departmental Guidelines
Company Guidelines
Site Guidelines

Daimler places emphasis on sustainable compliance at all stages of the value chain. In the form of sustainability guidelines, we communicate to our suppliers that a maximum of integrity is expected and that any form of corruption, bribery, blackmail or embezzlement is strictly prohibited.

Standard processes and comprehensive compliance services. We expect all of our employees to conform with applicable rules and regulations: Executives have an additional special responsibility because they are role models and thus multipliers for correct behavior. The personal accountability of each individual member of staff or management in his or her area of responsibility is not transferrable and is part of the day-to-day business in the same way as other tasks.

The fundamental importance of compliance is also emphasized in personnel processes. An employee can only be classified by a superior as being of high potential or talented if he or she consistently orients decisions and processes towards our guidelines. In addition, the Board of Management has set compliance targets for CEOs, CFOs, sales managers and after-sales managers in units where there is an increased risk of corruption.

In addition to superiors and local contact persons, the Daimler Group also has central departments for compliance matters. All of the Group's employees can contact the Compliance Consultation Desk (CCD) with specific questions on the prevention of active corruption. And the most common questions and answers from many years of providing compliance advice are accessible in a structured form in the online database, QuISS.

In accordance with the Group's policy of the "Zero Tolerance Principle" and Group guidelines on disciplinary actions, there is no tolerance for behavior that is against the law or contrary to applicable regulations. The status and position of the affected persons are irrelevant, because any misconduct is equally treated in accordance with the four principles of fairness, consistency, transparency and sustainability.

The contact point for accepting, documenting and processing any suspected misconduct is the Business Practices Office (BPO). Not only our employees but also external persons can report suspicion of any misconduct through various channels - worldwide and at any time on a confidential basis - if desired also anonymously. Employees are expected and executives are obliged to report any potential serious violation of criminal law or of the Daimler Integrity Code to the BPO. The protection of whistleblowers is also regulated with binding effect.

Expansion of worldwide training and information provided on compliance. The reach of our compliance training was substantially increased once again in 2009. More than 100,000 employees participated in the web-based code of conduct training, which has been in place since 2009 and is to be attended each year with a changing focus by all office staff worldwide. In order to further deepen the corruption-related content of this training, 33,000 employees from sales companies and areas that perform sales activities also attended web-based training on the prevention of corruption. This is carried out every two years and is obligatory. The range of compliance training also includes more than 130 presence courses worldwide with more than 4,400 participants.

We provide comprehensive information on the issue of compliance via the Group's internal media. The Board of Management of Daimler AG regularly makes statements on compliance in internal print and online media and at organized events, and emphasizes the importance of a functioning compliance program. The Group's entire executive staff receives additional information and support via a quarterly compliance newsletter.

Corporate Governance Report

Our understanding

The importance we place on our corporate governance goes beyond the mere fulfillment of statutory provisions. In the interests of all stakeholders, the Board of Management and the Supervisory Board have the goal of aligning the Group's management and controls with national and international benchmarks, protecting the long-term continuation of the Group with its strong traditions, and creating sustained value.

General conditions

Daimler AG is a stock corporation with its domicile in Germany. The legal framework for corporate governance therefore derives from German law, in particular the Stock Corporation Act, the Codetermination Act and legislation concerning capital markets, as well as from the Articles of Incorporation of Daimler AG.

As our shares are also listed on the New York Stock Exchange, we are obliged to adhere to the capital market legislation and listing requirements applicable in the United States. A description of Daimler's corporate governance principles for the US capital market can seen be in Item 16G of our Annual Report according to Form 20-F filed by Daimler with the US Securities and Exchange Commission (SEC), which is posted on our website at www.daimler.com/ir/reports.

Daimler's corporate bodies

Shareholders and Annual Meeting. The company's shareholders exercise their rights and cast their votes in the Annual Meeting. Each share in Daimler AG entitles its owner to one vote. There are no Daimler shares with multiple voting rights, no preferred stock, and no maximum voting rights. All documents and information relating to the Annual Meeting can be found on our website at www.daimler.com/ir/am (see also page 57).

Various important decisions can only be made by the Annual Meeting. These include decisions on the appropriation of distributable profits, the ratification of the actions of the members of the Board of Management and the Supervisory Board, the election of the external auditors and the election of members of the Supervisory Board representing the shareholders. The Annual Meeting also makes other decisions, especially on amendments to the Articles of Incorporation, capital measures, and the approval of certain intercompany agreements.

The influence of the Annual Meeting on the management of the company is limited by law, however. The Annual Meeting can only make management decisions if it is requested to do so by the Board of Management.

Separation of corporate management and supervision. Daimler AG is obliged by the German Stock Corporation Act to apply a dual management system featuring the strict separation of the two boards responsible for managing and supervising the company (two-tier board). With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board monitors the Board of Management. No person may be a member of the two boards at the same time.

Supervisory Board. In accordance with the German Codetermination Act, the Supervisory Board of Daimler AG comprises 20 members. Half of them are elected by the shareholders at the Annual Meeting. The other half comprises members who are elected by the company's employees who work in Germany.

The members representing the shareholders and the members representing the employees are equally obliged by law to act in the company's best interests. The Supervisory Board has also decided that more than half of the members of the Supervisory Board representing the shareholders are to be independent in order to ensure that the Board of Management is advised and monitored independently. The Supervisory Board of Daimler AG fulfills this criterion in its present composition. Only one member of the Supervisory Board is a former member of the Board of Management.

The Supervisory Board monitors and advises the Board of Management in its management of the company. It has given itself a set of rules of procedure, which regulate not only its duties and responsibilities and the personal requirements placed upon its members, but above all the convening, preparation and chairing of its meetings and the procedure of passing resolutions. The rules of procedure of the Supervisory Board can be seen on our website at www.daimler.com/dai/rop.

The Supervisory Board has retained the right of approval for transactions of fundamental importance. Furthermore, it has explicitly formulated the Board of Management's duties of information and reporting.

The Supervisory Board's duties include appointing and recalling the members of the Board of Management and deciding on their remuneration. The Supervisory Board takes the issue of diversity into consideration in connection with the composition of the

Governance Structure


Shareholders (Annual Meeting of shareholders)
Election of shareholder representatives
Supervisory Board (10 shareholder and 10 employee representatives);
Nomination Committee, Audit Committee, Presidential Committee, Mediation Committee
Appointments, monitoring, consulting
Board of Management (6 Board members)

Board of Management and proposals of candidates for election to the Supervisory Board. Since the Act on the Appropriateness of Management Board Remuneration (VorstAG) came into force, the Supervisory Board has no longer been able to delegate decisions on details of the remuneration of the individual members of the Board of Management to the Presidential Committee, but has to decide itself in a plenary session not only on the structure of the Board of Management remuneration system, but also on the remuneration of the individual Board of Management members.

The Supervisory Board also reviews Daimler's individual and consolidated annual financial statements and reports to the Annual Meeting on the results of its review.

The work of the Supervisory Board is coordinated by its chairman. The Supervisory Board has formed four committees, which perform to the extent legally permissible the tasks assigned to them in the name of and on behalf of the entire Supervisory Board: the Presidential Committee, the Nomination Committee, the Audit Committee and the Mediation Committee. The Supervisory Board has issued rules of procedure for each of its committees. These rules of procedure can also be seen on our website at www.daimler.com/dai/rop; the current members of the Supervisory Board are listed at www.daimler.com/supervisoryboard and of its committees at www.daimler.com/dai/sbc. The members of the Supervisory Board and its committees are also listed on pages 150 ff of this Annual Report.

The **Presidential Committee** is composed of the Chairman of the Supervisory Board, his Deputy and two other members, who are elected by a majority of the votes cast on the relevant resolution of the Supervisory Board.

The Presidential Committee has particular responsibility for the contractual affairs of the Board of Management and concludes contracts with the Board of Management on behalf of the Supervisory Board. It submits proposals to the Supervisory Board on the design of the remuneration system. Since the Appropriateness of Management Board Remuneration Act came into force, it also submits proposals to the Supervisory Board on the remuneration of the individual members of the Board of Management, and no longer decides itself on the individual remuneration.

In addition, the Presidential Committee decides on questions of corporate governance, on which it also makes recommendations to the Supervisory Board. It also supports and advises the Chairman of the Supervisory Board and his deputy, and prepares the meetings of the Supervisory Board.

The **Nomination Committee** is composed of at least three members, who are elected by a majority of the votes cast by the members of the Supervisory Board representing the shareholders, and is the only Supervisory Board Committee comprised solely of members representing the shareholders. It makes recommendations to the Supervisory Board concerning persons to be proposed for election as members of the Supervisory Board at the Annual Meeting and defines the requirements for each specific position to be occupied.

The **Audit Committee** is composed of four members, who are elected by a majority of votes cast on the relevant resolution of the Supervisory Board. All members of the Audit Committee should have, and the Chairman of the Audit Committee must have, special expertise in the field of accounting.

The Audit Committee deals with questions of accounting and risk management, the internal monitoring system, internal auditing, compliance and the annual external audit. At least once a year, it discusses with the Board of Management and the external auditors the effectiveness, functionality and appropriateness of the internal monitoring systems and the risk management system, and discusses with the Board of Management the effectiveness and appropriateness of the internal auditing system and compliance management. Furthermore, it regularly receives reports on the work of the Corporate Audit department. In addition, the Audit Committee has established procedures for dealing with complaints about accounting, the internal monitoring systems and the external audit, and it receives regular reports about such complaints and how they are dealt with. It also discusses the interim reports with the Board of Management before they are published and reviews the annual financial statements, individual and consolidated, of Daimler AG. The Audit Committee is informed by the Board of Management about the Group's financial disclosure and discusses this matter. It makes recommendations concerning the selection of external auditors, assesses such auditors' suitability and independence, and, after the external auditors are elected by the Annual Meeting, it commissions them to conduct the annual audit of the individual and consolidated financial statements and to review the interim reports, negotiates an audit fee, and determines the focus of the annual audit.

The Audit Committee receives reports from the external auditors on any accounting matters that might be regarded as critical, on any material weaknesses of the internal monitoring and risk management system with regard to accounting, and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, concerning for example the appropriation of distributable profits and capital measures. Finally, the Audit Committee approves services provided to Daimler AG or to companies of the Daimler Group by the firm of external auditors or its affiliates that are not directly related to the annual audit.

The Supervisory Board is convinced of the independence of the members of the Audit Committee representing the shareholders. The Chairman of the Audit Committee, Dr. h.c. Bernhard Walter, and a member of the Audit Committee, Dr. Clemens Börsig, have special expertise and experience in the application of accounting principles and internal monitoring systems. Therefore, the Supervisory Board has appointed Dr. h.c. Walter and Dr. Börsig also as its financial experts, as defined by the Sarbanes-Oxley Act.

The **Mediation Committee** is composed of the Chairman of the Supervisory Board and his Deputy, as well as one member of the Supervisory Board representing the employees and one member of the Supervisory Board representing the shareholders, each elected with a majority of the votes cast. It is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Act. Accordingly, the Mediation Committee has the task of making proposals for the appointment of members of the Board of Management if a previous proposal did not obtain the legally prescribed majority of votes.

Board of Management. As of December 31, 2009, the Board of Management of Daimler AG comprised five members. Their areas of responsibility and curriculum vitae are posted on our website at www.daimler.com/dai/bom. The members of the Board of Management and their areas of responsibility are also listed on pages 8 and 9 of this Annual Report.

The Board of Management has also given itself a set of rules of procedure, which can be seen on our website at www.daimler.com/dai/rop. In addition to specifying the responsibilities of its members, they also describe the procedure to be observed when passing resolutions and the regulations to avoid conflicts of interest. The tasks of the Board of Management include, in consultation with the Supervisory Board, setting the Group's strategic focus and managing its business. It is also responsible for preparing the individual and consolidated financial statements and the interim financial statements, and for installing and monitoring a risk management system. Matters of fundamental or substantial importance require the consent of the entire Board of Management.

Principles guiding our actions

Integrity Code. The Integrity Code is a set of guidelines for behavior, which has been in effect since 1999 and was revised in 2003, defining a binding framework for the actions of all our employees worldwide. Among other things, the guidelines define correct behavior in international business and in any cases of conflicts of interest, questions of equal treatment, proscription of corruption, the role of internal monitoring systems and the duty to comply with applicable law as well as other internal and external regulations. The "Principles of Social Responsibility" are also a component of the Integrity Code. In those Principles, Daimler expresses its commitment to internationally recognized human rights and employee rights. Daimler expects all of its employees to adhere strictly to the provisions of the Integrity Code. The full text of the Integrity Code is posted on our website at www.daimler.com/dai/guidelines.

Code of Ethics. We introduced our Code of Ethics in July 2003. This code addresses the members of the Board of Management and persons with special responsibility for the contents of financial disclosure. The provisions of the code aim to prevent mistakes by the persons addressed and to promote ethical behavior as well as the complete, appropriate, accurate, timely and clear disclosure of information on the Group. The wording of the Code of Ethics can be seen on our website at www.daimler.com/dai/guidelines.

Risk management. Daimler has a risk management system commensurate with its position as a company with global operations (see pages 102 ff). The risk management system is one component of the overall planning, controlling and reporting process. Its goal is to enable the company's management to recognize significant risks at an early stage and to initiate appropriate countermeasures in a timely manner. The Supervisory Board deals with the risk management system in particular with regard to the approval of the operational planning. The Audit Committee discusses at least once a year the effectiveness, functionality and appropriateness of the risk management system with the Board of Management and the external auditors. In addition, the Chairman of the Supervisory Board has regular contacts with the Board of Management to discuss not only the Group's strategy and business development, but also the issue of risk management. The Corporate Audit department monitors adherence to the legal framework and Group standards by means of targeted audits and initiates appropriate actions as required.

Accounting principles. The consolidated financial statements of the Daimler Group are prepared in accordance with the International Financial Reporting Standards (IFRS). Details of the IFRS can be found in this Annual Report in the Notes to the Consolidated Financial Statements (see Note 1).

The annual financial statements of Daimler AG, which is the parent company, are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by external auditors.

Transparency. We maintain close contacts with our shareholders in the context of our comprehensive investor relations activities. We regularly inform our shareholders, financial analysts, shareholder associations, the media and the interested public about the situation of the Group and any significant changes in its business (see page 57). We have posted an overview of all the significant information disclosed in the year 2009 on our website at www.daimler.com/ir/annualdoc09.

Fair disclosure. All new facts that are communicated to financial analysts and institutional investors are simultaneously also made available to all shareholders and the interested public. If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, we also make this information available without delay in Germany in the original version or at least in English. In order to ensure that information is provided quickly, Daimler makes use of the Internet and other methods of communication.

Financial calendar. All the dates of important disclosures (e.g. the Annual Report and interim reports) and the date of the Annual Meeting are announced in advance in a financial calendar. The financial calendar can be seen inside the rear cover of this Annual Report and on our website at www.daimler.com/ir/calendar.

Ad-hoc disclosure. In addition to its regular scheduled reporting, Daimler discloses, in accordance with applicable law and without delay, any so-called insider information that relates directly to the company.

Major shareholdings. Daimler also reports without delay after receiving notification that by means of acquisition, disposal or any other method, the shareholding in Daimler AG of any person or entity has reached, exceeded or fallen below 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent of the company's voting rights.

Shares held by the Board of Management and the Supervisory Board. At December 31, 2009, the members of the Board of Management held a total of 1.8 million shares or share options of Daimler AG (0.165% of the shares issued). At the same date, members of the Supervisory Board held a total of 0.1 million shares or share options of Daimler AG (0.007% of the shares issued).

Directors' dealings. In 2009, the transactions in shares of Daimler AG or related financial instruments listed in the table below took place involving members of the Board of Management and the Supervisory Board (and, pursuant to the provisions of the German Securities Trading Act, involving persons in a close relationship with the aforementioned persons). Daimler AG discloses these transactions without delay after receiving notification of them. This information is also available on our website at www.daimler.com/dai/dd/en.

Directors' dealings in the year 2009

Date	Name	Function	Type and place of transaction	Number	Price	Total volume
April 1, 2009	Gregor Zetsche	Closely related natural person	Acquisition of shares, Frankfurt	1,425	€18.89	€26,918.25

Declaration of Compliance with the German Corporate Governance Code

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Government Commission" as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied, with reasons. The declaration is to be made permanently accessible on the company's website.

The German Corporate Governance Code ("Code") contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate; if they do so, however, they must disclose this fact each year. Pursuant to Section 161 of the German Stock Corporation Act as amended by the German Accounting Law Modernization Act of May 25, 2009, reasons must be given for any deviations from the Code. The Code also contains suggestions, which can be ignored without giving rise to any disclosure requirement.

The Board of Management and the Supervisory Board of Daimler AG have decided to disclose - and give reasons for - not only deviations from the Code's recommendations (see I.) but also - without being legally obliged to do so - deviations from its suggestions (see II.).

For the period from December 2008 until August 4, 2009, the following declaration refers to the Code as amended on June 6, 2008. For the corporate governance practice of Daimler AG since August 5, 2009, this declaration refers to the requirements of the Code as amended on June 18, 2009 and published in the electronic Federal Gazette on August 5, 2009.

The Board of Management and the Supervisory Board of Daimler AG declare that in general both the recommendations and the suggestions of the "German Corporate Governance Code Government Commission" have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones that have not been and are not being applied:

I. Deviations from the recommendations of the German Corporate Governance Code

1. Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2). The directors' and officers' liability insurance (D&O insurance) obtained by Daimler AG excludes coverage for intentional acts and omissions and for breaches of duty knowingly committed. As a result, the question of whether or not a deductible is advisable arises only in the context of negligent breaches of duty.

Previously, the D&O insurance of Daimler AG did not provide for a deductible in cases of negligence by members of the Supervisory Board. When the D&O insurance cover is renewed with effect as of April 1, 2010, an appropriate deductible for members of the Supervisory Board will be provided for.

In the past, the D&O insurance of Daimler AG already provided for a deductible in cases of ordinary or gross negligence by members of the Board of Management. When the D&O insurance cover is renewed with effect as of April 1, 2010, this will be adjusted to the new legal situation. The previous possibility of making a deduction from the variable portion of the remuneration of the member of the Board of Management concerned in any cases of gross negligence will thus be obsolete.

2. Remuneration of the Supervisory Board (Code Clause 5.4.6, Paragraph 2, Sentence 1). The members of the Supervisory Board of Daimler AG receive adequate remuneration that contains fixed and function-related elements as well as attendance fees. The Articles of Incorporation provide for a base annual fee for each Member of the Supervisory Board. This base annual fee increases in line with the respective area of responsibility if a member exercises additional functions within the Supervisory Board such as membership or the chair of a committee or the Chair or Deputy Chair of the Supervisory Board. If a member of the Supervisory Board exercises several of the aforementioned functions, he or she is paid an annual fee solely for the function exercised with the highest remuneration. We believe that a function-related remuneration system is more appropriate for the oversight role of Supervisory Board members than performance-related remuneration because it eliminates any potential conflicting interests with possible effects on performance criteria that might arise from decisions of the Supervisory Board. The Supervisory Board therefore does not receive performance-related remuneration.

II. Deviations from the suggestions of the German Corporate Governance Code

1. Broadcast of the Annual Meeting (Code Clause 2.3.4). The Annual Meeting of Daimler AG is broadcast on the Internet until the end of the Board of Management's report. Continuing the broadcast after that point, particularly broadcasting comments made by individual shareholders, could be construed as interfering with privacy rights. The fact that a complete broadcast would need to be legitimated in advance by amending the Articles of Incorporation or the rules of procedure for the Annual Meeting shows that given due consideration, shareholders' personal rights are not automatically subordinate to the interests of a broadcast. For this reason, the company will continue to refrain from broadcasting the entire Annual Meeting.

2. Variable remuneration of the Supervisory Board relating to the company's long-term success (Code Clause 5.4.6 Paragraph 2, Sentence 2). We refer to the comments made under I. 2. with regard to the introduction of performance-related remuneration.

Stuttgart, December 2009

The Supervisory Board The Board of Management

The Consolidated Financial Statements of Daimler AG and its subsidiaries, which is presented in the following, have been prepared in accordance with International Financial Reporting Standards (IFRS). The Consolidated Financial Statements also include all additional requirements set forth in Section 315a(1) of the German Commercial Code (HGB).


CAPACITY
CAPACITY

Contents

Responsibility Statement

in accordance with Section 37y (1) of the WpHG (German Securities Trading Act) in conjunction with Section 297 (2), 4 and Section 315 (1), 6 of the HGB (German Commercial Law)

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Stuttgart, March 1, 2010



Dieter Zetsche



Andreas Renschler



Wolfgang Bernhard



Bodo Uebber



Wilfried Porth



Thomas Weber

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Daimler AG, Stuttgart, comprising statement of financial position, statement of income (loss), statement of comprehensive income (loss), statement of changes in equity, statement of cash flows and notes to the consolidated financial statements together with the report on the position of the Company and the Group for the business year from January 1 to December 31, 2009. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch "German Commercial Code"] are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition, we have been instructed to express an opinion as to whether the consolidated financial statements comply with IFRS as promulgated by the International Accounting Standards Board (IASB-IFRS).

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) [Institute of Public Auditors in Germany]. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and IASB-IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Stuttgart, March 1, 2010

KPMG AG
Wirtschaftsprüfungsgesellschaft



Prof. Dr. Nonnenmacher
Wirtschaftsprüfer



Meyer
Wirtschaftsprüfer

Consolidated Statement of Income (Loss)

		Consolidated			Industrial Business (unaudited additional information)			Daimler Financial Services (unaudited additional information)		
			Year ended December 31,			Year ended December 31,			Year ended December 31,	
	Note	2009	2008	2007	2009	2008	2007	2009	2008	2007
in millions of €										
Revenue	3	78,924	98,469	101,569	66,928	86,505	90,602	11,996	11,964	10,967
Cost of sales	4	(65,567)	(76,910)	(77,574)	(54,268)	(66,396)	(68,082)	(11,299)	(10,514)	(9,492)
Gross profit		13,357	21,559	23,995	12,660	20,109	22,520	697	1,450	1,475
Selling expenses	4	(7,608)	(9,204)	(8,956)	(7,303)	(8,887)	(8,643)	(305)	(317)	(313)
General administrative expenses	4	(3,287)	(4,124)	(4,023)	(2,838)	(3,608)	(3,492)	(449)	(516)	(531)
Research and non-capitalized development costs	4	(2,896)	(3,055)	(3,158)	(2,896)	(3,055)	(3,158)	–	–	–
Other operating income	5	693	1,234	741	589	1,181	701	104	53	40
Other operating expense	5	(503)	(454)	(714)	(460)	(432)	(666)	(43)	(22)	(48)
Share of profit (loss) from investments accounted for using the equity method, net	12	72	(998)	1,053	65	(1,029)	1,051	7	31	2
Other financial income (expense), net	6	(1,341)	(2,228)	(228)	(1,339)	(2,226)	(233)	(2)	(2)	5
Earnings before interest and taxes (EBIT) [1]		(1,513)	2,730	8,710	(1,522)	2,053	8,080	9	677	630
Interest income (expense), net	7	(785)	65	471	(775)	76	482	(10)	(11)	(11)
Profit (loss) before income taxes		(2,298)	2,795	9,181	(2,297)	2,129	8,562	(1)	666	619
Income tax expense (benefit)	8	(346)	(1,091)	(4,326)	(350)	(882)	(4,101)	4	(209)	(225)
Net profit (loss) from continuing operations		(2,644)	1,704	4,855	(2,647)	1,247	4,461	3	457	394
Net profit (loss) from discontinued operations	2	–	(290)	(870)	–	(290)	(1,850)	–	–	980
Net profit (loss)		(2,644)	1,414	3,985	(2,647)	957	2,611	3	457	1,374
Minority interest		4	(66)	(6)						
Profit (loss) attributable to shareholders of Daimler AG		(2,640)	1,348	3,979						
Earnings (loss) per share (in €) for profit attributable to shareholders of Daimler AG	33									
Basic										
Net profit (loss) from continuing operations		(2.63)	1.71	4.67						
Net profit (loss) from discontinued operations		–	(0.30)	(0.84)						
Net profit (loss)		(2.63)	1.41	3.83						
Diluted										
Net profit (loss) from continuing operations		(2.63)	1.70	4.63						
Net profit (loss) from discontinued operations		–	(0.30)	(0.83)						
Net profit (loss)		(2.63)	1.40	3.80						

1 EBIT includes expenses from compounding of provisions (2009: €1,003 million; 2008: €429 million; 2007: €444 million).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (Loss) [1]

in millions of €	2009	2008	Consolidated 2007
Net profit (loss)	**(2,644)**	1,414	3,985
Unrealized gains (losses) from currency translation adjustments	**267**	(32)	(790)
Unrealized gains (losses) from financial assets available for sale	**247**	(274)	(83)
Unrealized gains (losses) from derivative financial instruments	**(308)**	(54)	505
Unrealized gains (losses) from investments accounted for using the equity method	**195**	(412)	(425)
Other comprehensive income (loss), net of taxes	**401**	(772)	(793)
Thereof minority interest	**103**	(31)	69
Thereof profit (loss) attributable to shareholders of Daimler AG	**298**	(741)	(862)
Total comprehensive income (loss)	**(2,243)**	642	3,192
Thereof minority interest	**99**	35	75
Thereof profit (loss) attributable to shareholders of Daimler AG	**(2,342)**	607	3,117

1 For other information regarding comprehensive income (loss), see Note 19.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

		Consolidated		Industrial Business (unaudited additional information)		Daimler Financial Services (unaudited additional information)	
		At December 31,		At December 31,		At December 31,	
	Note	2009	2008	2009	2008	2009	2008
in millions of €							
Assets							
Intangible assets	9	6,753	6,113	6,690	6,040	63	73
Property, plant and equipment	10	15,965	16,087	15,911	16,022	54	65
Equipment on operating leases	11	18,532	18,672	8,651	7,185	9,881	11,487
Investments accounted for using the equity method	12	4,295	4,249	4,241	4,188	54	61
Receivables from financial services	13	22,250	25,003	(24)	(302)	22,274	25,305
Other financial assets	14	4,017	3,278	2,719	3,060	1,298	218
Deferred tax assets	8	2,233	2,828	1,830	2,544	403	284
Other assets	15	496	606	305	454	191	152
Total non-current assets		74,541	76,836	40,323	39,191	34,218	37,645
Inventories	16	12,845	16,805	12,337	16,244	508	561
Trade receivables	17	5,285	6,999	5,073	6,793	212	206
Receivables from financial services	13	16,228	17,384	(37)	(67)	16,265	17,451
Cash and cash equivalents		9,800	6,912	6,735	4,664	3,065	2,248
Other financial assets	14	7,460	4,718	676	(2,489)	6,784	7,207
Other assets	15	2,352	2,571	(1,346)	181	3,698	2,390
Sub-total current assets		53,970	55,389	23,438	25,326	30,532	30,063
Assets held for sale from non-automotive leasing portfolios	18	310	-	-	-	310	-
Total current assets		54,280	55,389	23,438	25,326	30,842	30,063
Total assets		128,821	132,225	63,761	64,517	65,060	67,708
Equity and liabilities							
Share capital		3,045	2,768				
Capital reserves		11,864	10,204				
Retained earnings		16,163	19,359				
Other reserves		632	334				
Treasury shares		(1,443)	(1,443)				
Equity attributable to shareholders of Daimler AG		30,261	31,222				
Minority interest		1,566	1,508				
Total equity	19	31,827	32,730	27,157	28,098	4,670	4,632
Provisions for pensions and similar obligations	21	4,082	4,140	3,901	3,969	181	171
Provisions for income taxes		2,774	1,582	2,772	1,579	2	3
Provisions for other risks	22	4,696	4,910	4,585	4,801	111	109
Financing liabilities	23	33,258	31,209	13,390	10,505	19,868	20,704
Other financial liabilities	24	2,148	1,942	1,985	1,846	163	96
Deferred tax liabilities	8	509	1,725	(2,987)	(3,171)	3,496	4,896
Deferred income		1,914	1,728	1,305	1,210	609	518
Other liabilities	25	75	77	66	78	9	(1)
Total non-current liabilities		49,456	47,313	25,017	20,817	24,439	26,496
Trade payables		5,622	6,478	5,422	6,268	200	210
Provisions for income taxes		509	774	75	39	434	735
Provisions for other risks	22	6,311	6,830	6,070	6,647	241	183
Financing liabilities	23	25,036	27,428	(7,874)	(6,057)	32,910	33,485
Other financial liabilities	24	7,589	8,376	6,280	7,193	1,309	1,183
Deferred income		1,397	1,239	755	573	642	666
Other liabilities	25	1,074	1,057	859	939	215	118
Total current liabilities		47,538	52,182	11,587	15,602	35,951	36,580
Total equity and liabilities		128,821	132,225	63,761	64,517	65,060	67,708

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity[1]

				Other reserves							
in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available-for-sale	Derivative financial instruments	Share of investments accounted for using the equity method	Treasury shares	Equity attributable to shareholders of Daimler AG	Minority interest	Total equity
Balance at January 1, 2007	2,673	8,613	23,702	366	377	125	1,069	–	36,925	421	37,346
Net profit	–	–	3,979	–	–	–	–	–	3,979	6	3,985
Unrealized gains (losses)	–	–	–	(778)	(96)	682	(820)	–	(1,012)	68	(944)
Deferred taxes on unrealized gains (losses)	–	–	–	–	15	(177)	312	–	150	1	151
Total comprehensive income (loss)	–	–	3,979	(778)	(81)	505	(508)	–	3,117	75	3,192
Dividends	–	–	(1,542)	–	–	–	–	–	(1,542)	(37)	(1,579)
Share-based payment	–	36	–	–	–	–	–	–	36	–	36
Issue of new shares	93	1,549	–	–	–	–	–	–	1,642	14	1,656
Acquisition of treasury shares	–	–	–	–	–	–	–	(3,510)	(3,510)	–	(3,510)
Issue of treasury shares	–	–	–	–	–	–	–	27	27	–	27
Retirement of own shares	–	–	(3,483)	–	–	–	–	3,483	–	–	–
Other	–	23	–	–	–	–	–	–	23	1,039	1,062
Balance at December 31, 2007	2,766	10,221	22,656	(412)	296	630	561	–	36,718	1,512	38,230
Net profit	–	–	1,348	–	–	–	–	–	1,348	66	1,414
Unrealized losses	–	–	–	(75)	(285)	(69)	(513)	–	(942)	(70)	(1,012)
Deferred taxes on unrealized losses	–	–	–	–	12	15	174	–	201	39	240
Total comprehensive income (loss)	–	–	1,348	(75)	(273)	(54)	(339)	–	607	35	642
Dividends	–	–	(1,928)	–	–	–	–	–	(1,928)	(92)	(2,020)
Share-based payment	–	(43)	–	–	–	–	–	–	(43)	–	(43)
Issue of new shares	2	17	–	–	–	–	–	–	19	18	37
Acquisition of treasury shares	–	–	–	–	–	–	–	(4,218)	(4,218)	–	(4,218)
Issue of treasury shares	–	–	–	–	–	–	–	58	58	–	58
Retirement of own shares	–	–	(2,717)	–	–	–	–	2,717	–	–	–
Other	–	9	–	–	–	–	–	–	9	35	44
Balance at December 31, 2008	2,768	10,204	19,359	(487)	23	576	222	(1,443)	31,222	1,508	32,730
Net loss	–	–	(2,640)	–	–	–	–	–	(2,640)	(4)	(2,644)
Unrealized gains (losses)	–	–	–	274	255	(431)	102	–	200	141	341
Deferred taxes on unrealized gains (losses)	–	–	–	–	(8)	123	(17)	–	98	(38)	60
Total comprehensive income (loss)	–	–	(2,640)	274	247	(308)	85	–	(2,342)	99	(2,243)
Dividends	–	–	(556)	–	–	–	–	–	(556)	(101)	(657)
Share-based payment	–	1	–	–	–	–	–	–	1	–	1
Issue of new shares	277	1,676	–	–	–	–	–	–	1,953	–	1,953
Other	–	(17)	–	–	–	–	–	–	(17)	60	43
Balance at December 31, 2009	3,045	11,864	16,163	(213)	270	268	307	(1,443)	30,261	1,566	31,827

1 For other information regarding changes in equity, see Note 19.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows [1]

	Consolidated			Industrial Business (unaudited additional information)			Daimler Financial Services (unaudited additional information)		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
in millions of €									
Net profit (loss) adjusted for	(2,644)	1,414	3,985	(2,647)	957	2,611	3	457	1,374
Depreciation and amortization	3,264	3,023	4,146	3,231	2,988	4,105	33	35	41
Other non-cash expense and income	(563)	2,438	3,514	738	555	3,156	(1,301)	1,883	358
(Gains) losses on disposals of assets	(34)	(720)	(1,307)	(35)	(712)	(1,306)	1	(8)	(1)
Change in operating assets and liabilities									
- Inventories	4,232	(2,717)	(1,751)	4,267	(2,628)	(1,621)	(35)	(89)	(130)
- Trade receivables	1,795	(527)	215	1,787	(517)	198	8	(10)	17
- Trade payables	(902)	(644)	208	(876)	(644)	246	(26)	-	(38)
- Receivables from financial services	3,148	(2,453)	831	(615)	640	(277)	3,763	(3,093)	1,108
- Vehicles on operating leases	1,766	37	(3,395)	167	405	57	1,599	(368)	(3,452)
- Other operating assets and liabilities	899	(637)	700	527	556	(23)	372	(1,193)	723
Cash provided by (used for) operating activities	10,961	(786)	7,146	6,544	1,600	7,146	4,417	(2,386)	-
Additions to property, plant and equipment	(2,423)	(3,559)	(4,247)	(2,409)	(3,518)	(4,206)	(14)	(41)	(41)
Additions to intangible assets	(1,422)	(1,619)	(1,354)	(1,415)	(1,599)	(1,327)	(7)	(20)	(27)
Proceeds from disposals of property, plant and equipment and intangible assets	280	1,501	1,297	268	1,490	1,263	12	11	34
Investments in businesses	(141)	(906)	(159)	(139)	(905)	(153)	(2)	(1)	(6)
Proceeds from disposals of businesses	67	515	3,799	61	468	3,796	6	47	3
Cash flow related to the transfer of the Chrysler activities	-	-	22,594	-	-	24,029	-	-	(1,435)
Acquisition of securities (other than trading)	(17,782)	(10,134)	(15,030)	(16,560)	(10,134)	(15,030)	(1,222)	-	-
Proceeds from sales of securities (other than trading)	12,407	10,341	19,617	12,407	10,246	19,558	-	95	59
Change in other cash	64	(951)	(38)	71	(1,015)	(216)	(7)	64	178
Cash provided by (used for) investing activities	(8,950)	(4,812)	26,479	(7,716)	(4,967)	27,714	(1,234)	155	(1,235)
Change in short-term financing liabilities	(2,332)	1,525	(9,763)	(1,347)	1,275	(7,347)	(985)	250	(2,416)
Additions to long-term financing liabilities	24,900	28,825	16,195	6,887	10,014	(19,508)	18,013	18,811	35,703
Repayment of long-term financing liabilities	(22,807)	(27,122)	(28,230)	(3,377)	(11,936)	5,240	(19,430)	(15,186)	(33,470)
Dividends paid	(657)	(2,020)	(1,579)	(654)	(2,010)	(1,576)	(3)	(10)	(3)
Proceeds from issuance of share capital (including minority interest)	1,953	95	1,683	1,952	95	1,683	1	-	-
Purchase of treasury shares	-	(4,218)	(3,510)	-	(4,218)	(3,510)	-	-	-
Internal equity transactions	-	-	-	7	52	154	(7)	(52)	(154)
Cash provided by (used for) financing activities	1,057	(2,915)	(25,204)	3,468	(6,728)	(24,864)	(2,411)	3,813	(340)
Effect of foreign exchange rate changes on cash and cash equivalents	(180)	(206)	(1,199)	(225)	(135)	(1,162)	45	(71)	(37)
Net increase (decrease) in cash and cash equivalents	2,888	(8,719)	7,222	2,071	(10,230)	8,834	817	1,511	(1,612)
Cash and cash equivalents at the beginning of the period	6,912	15,631	8,409	4,664	14,894	6,060	2,248	737	2,349
Cash and cash equivalents at the end of the period	9,800	6,912	15,631	6,735	4,664	14,894	3,065	2,248	737

1 For other information regarding consolidated statements of cash flows, see Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of significant accounting policies

General information

The consolidated financial statements of Daimler AG and its subsidiaries ("Daimler" or "the Group") have been prepared in accordance with Section 315a of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. The company is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The consolidated financial statements of Daimler AG are presented in euro (€).

The Board of Management authorized the consolidated financial statements for publication on March 1, 2010.

Basis of presentation

Applied IFRSs. The accounting policies applied in the consolidated financial statements comply with the IFRSs required to be applied as of December 31, 2009.

In May 2008, the IASB published its omnibus standard for improvements to International Financial Reporting Standards (IFRS). One of the improvements was an amendment to the presentation of the derecognition of assets held for rental within the consolidated statement of income (loss) and consolidated statement of cash flows. Proceeds from the sale of assets held for rental in the course of ordinary activities must be recognized as revenue in accordance with the amended IAS 16 Property, Plant and Equipment. Cash flows resulting from these sales must be shown under cash flows from operating activities in accordance with the amended IAS 7 Statement of Cash Flows. Daimler applies these amendments as of January 1, 2009 and has adjusted prior-year presentations accordingly. As a result, revenue and cost of sales recognized in 2009 in the consolidated statement of income (loss) each increased by €2,706 million (2008: increase of €2,596 million each; 2007: increase of €2,170 million each). The changes in the presentation of the consolidated statement of cash flows result in cash flows from vehicles on operating leases of the Daimler Financial Services business being presented within "Cash provided by (used for) operating activities" in the separate line item "Vehicles on operating leases" together with the cash flows from vehicles on operating leases of the industrial business. This change in classification resulted in a decrease of €1,398 million in "Cash provided by (used for) operating activities" in 2009 (2008: decrease of €2,338 million; 2007: decrease of €6,913 million). With an opposite effect, "Cash provided by (used for) investing activities" changed to the same extent in all periods due to this reclassification. In the context of this mandatory reclassification of cash flows from vehicles on operating leases of the Daimler Financial Services business, the Group decided also to reclassify changes in receivables from financial services from "Cash provided by (used for) investing activities" to "Cash provided by (used for) operating activities." This change in classification resulted in an increase of €1,172 million in "Cash provided by (used for) operating activities" in 2009 (2008: decrease of €1,653 million; 2007: increase of €971 million). With this additional reclassification, the Group harmonizes the presentation of the entire sales financing and leasing business in the Group's consolidated statement of cash flows within "Cash provided by (used for) operating activities." The reported changes above did not affect the consolidated statement of financial position.

In March 2007, the IASB issued an amendment of IAS 23 Borrowing Costs. The amendment removes the option of immediately recognizing borrowing costs as an expense. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively as of January 1, 2009 for qualifying assets whose construction or production started after that date. In 2009, the Group capitalized borrowing costs of €1 million resulting from long-term development projects.

With the amendment of IAS 1 Presentation of Financial Statements, the consolidated financial statements contain in addition to the consolidated statement of income (loss) a consolidated statement of comprehensive income (loss). The latter comprises the profit or loss of the reporting period as well as equity changes other than those changes resulting from transactions with owners in their capacity as owners that are not recognized in profit or loss (other comprehensive income or loss).

The IASB issued amendments to IFRS 7 Financial Instruments: Disclosures which require enhanced disclosures about fair value measurement and liquidity risk. The amendments have no influence on the Group's financial position, financial performance or statement of cash flows.

IFRSs issued and EU endorsed but not yet adopted. In January 2008, the IASB published revisions of IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. Major changes are: (a) the requirement that the assets acquired, the liabilities assumed and the equity interests be consistently measured at fair value on the acquisition date; (b) costs incurred in an acquisition are to be recognized in the income statement of the period; (c) option of measuring any non-controlling interest in the entity acquired at fair value; and (d) once control is obtained, all other increases and decreases in ownership interest are reported in equity. Adoption of the standard is required prospectively for annual periods beginning on or after July 1, 2009, with earlier adoption permitted. Daimler will adopt the standards as of January 1, 2010.

IFRSs issued but neither EU endorsed nor yet adopted. In November 2009, the IASB published IFRS 9 Financial Instruments as part of its project of a revision of the accounting guidance for financial instruments. The new standard provides guidance on the accounting of financial assets as far as classification and measurement are concerned. The standard will be effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group will not early adopt IFRS 9 Financial Instruments for 2010. Daimler will determine the expected effects on the Groups' consolidated financial statements.

Other IFRSs issued but not required to be adopted are not expected to have significant influence on the Group's financial position, financial performance or statement of cash flows.

Presentation. Presentation in the statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions for pensions and similar obligations are presented as non-current items. The consolidated statement of income (loss) is presented using the cost-of-sales method.

Commercial practices with respect to certain products manufactured by the Group necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business.

To enhance readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group's industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

Measurement. The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as pensions and similar obligations. Measurement models applied to those exceptions are described below.

Use of estimates and judgments. Preparation of the consolidated financial statements requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, investments in associated companies, collectability of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, recoverability of deferred tax assets, useful lives of plant and equipment, warranty obligations, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

Risks and uncertainties. Daimler's financial position, results of operations and cash flows are subject to numerous risks and uncertainties. For example, stagnation or a renewed downturn of the global economy could cause actual results to vary from current expectations. Additional parameters which may cause actual results to differ from current expectations include further increases in overcapacity and the intensity of competition in the automotive industry; dependence on suppliers, especially single-source suppliers; a permanent shift in consumer preference towards smaller cars; implementation of new technologies; fluctuations in currency exchange rates, interest rates and commodity prices; the resolution of significant legal proceedings; and environmental and other government regulations.

Principles of consolidation. The consolidated financial statements include the financial statements of Daimler and, in general, the financial statements of Daimler's subsidiaries, including special purpose entities which are directly or indirectly controlled by Daimler. Control means the power, directly or indirectly, to govern the financial and operating policies of an entity so that the Group obtains benefits from its activities.

The financial statements of consolidated subsidiaries are generally prepared as of the balance sheet date of the consolidated financial statements, except for Mitsubishi Fuso Truck and Bus Corporation (MFTBC), a significant subgroup which is consolidated with a one-month time lag. Adjustments are made for significant events or transactions that occur during the time lag.

The financial statements of Daimler and its subsidiaries included in the consolidated financial statements have been prepared using uniform recognition and valuation principles. All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated special purpose entities have been eliminated.

Business combinations are accounted for using the purchase method.

As a further funding source, Daimler transfers finance receivables, in particular receivables from the leasing and automotive business, to special purpose entities. Daimler thereby principally retains significant risks of the transferred receivables. According to IAS 27 Consolidated and Separate Financial Statements and the Standing Interpretations Committee (SIC) Interpretation 12 Consolidation – Special Purpose Entities, those special purpose entities have to be consolidated by the transferor. The transferred financial assets remain on Daimler's consolidated statement of financial position.

Investments in associated companies and joint ventures. Associated companies are equity investments in which Daimler has the ability to exercise significant influence over the financial and operating policies of the investee. Joint ventures are those entities over whose activities Daimler has joint control with partners, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associated companies and joint ventures are accounted for using the equity method.

The excess of the cost of Daimler's initial investment in equity method companies over the Group's proportionate reassessed ownership interest is recognized as investor level goodwill and included in the carrying amount of the investment accounted for using the equity method.

If the carrying amount exceeds the recoverable amount of an investment in any associated company or joint venture, the carrying amount of the investment has to be reduced to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. An impairment loss is recognized in the income statement in the line item "Share of profit (loss) from investments accounted for using the equity method, net." Income and expenses from the sale of investments accounted for using the equity method are shown in the same line item.

Profits from transactions with associated companies and joint ventures are eliminated by reducing the carrying amount of the investment.

For the investments in the European Aeronautic Defence and Space Company EADS N.V. (EADS), Tognum AG (Tognum), Kamaz OAO (Kamaz) and - until the redemption of the remaining 19.9% equity interest - Chrysler Holding LLC (Chrysler), the Group's proportionate share of the results of operations is included in Daimler's consolidated financial statements with a three-month time lag because the financial statements of those associated companies are not made available timely to Daimler. Adjustments are made for all significant events or transactions that occur during the time lag (see also Note 12).

Foreign currency translation. Transactions in foreign currency are translated at the relevant foreign exchange rates prevailing at the transaction date. Subsequent gains and losses from the remeasurement of financial assets and liabilities denominated in foreign currency are recognized in profit and loss (except for available-for-sale equity instruments and financial liabilities designated as a hedge of a net investment in a foreign operation).

The assets and liabilities of foreign companies for which the functional currency is not the euro are translated into euro using period-end exchange rates. The translation adjustments generated after the transition to IFRS on January 1, 2005 are recorded directly in equity. The consolidated statements of income (loss) and cash flows are translated into euro using average exchange rates during the respective periods.

The exchange rates of the US dollar, the most significant foreign currency for Daimler, were as follows:

	2009	2008	2007
	€1=	€1=	€1=
Exchange rate at December 31	1.4406	1.3917	1.4721
Average exchange rate			
First quarter	1.3029	1.4976	1.3106
Second quarter	1.3632	1.5622	1.3481
Third quarter	1.4303	1.5050	1.3738
Fourth quarter	1.4785	1.3166	1.4487

Accounting policies

Revenue recognition. Revenue from sales of vehicles, service parts and other related products is recognized when the risks and rewards of ownership of the goods are transferred to the customer, the amount of revenue can be estimated reliably and collectability is reasonably assured. Revenue is recognized net of discounts, cash sales incentives, customer bonuses and rebates granted.

Daimler uses price discounts in response to a number of market and product factors, including pricing actions and incentives offered by competitors, the amount of excess industry production capacity, the intensity of market competition and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including cash offers to dealers and consumers, lease subsidies which reduce the consumers' monthly lease payment, or reduced financing rate programs offered to consumers.

Revenue from receivables from financial services is recognized using the effective interest method. When loans are issued below market rates, related receivables are recognized at present value and revenue is reduced for the interest incentive granted.

The Group offers an extended, separately priced warranty for certain products. Revenue from these contracts is deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis.

A loss on these contracts is recognized in the current period if the sum of the expected costs for services under the contract exceeds unearned revenue.

For transactions with multiple deliverables, such as when vehicles are sold with free or reduced in price service programs, the Group allocates revenue to the various elements based on their estimated fair values.

Sales in which the Group guarantees the minimum resale value of the product, such as sales to certain rental car company customers, are accounted for similar to an operating lease. The guarantee of the resale value may take the form of an obligation by Daimler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount, or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

Revenue from operating leases is recognized on a straight-line basis over the lease term. Among the assets subject to "Operating Leases" there are Group products, which are purchased by Daimler Financial Services from independent third-party dealers and leased to customers. After revenue recognition from the sale of the vehicles to independent third-party dealers, these vehicles create further revenue from leasing and remarketing as a result of lease contracts entered into. The Group estimates, that the revenue recognized following the sale of vehicles to dealers equals approximately the additions to leased assets at Daimler Financial Services. Additions to leased assets at Daimler Financial Services were approximately €4 billion in 2009 (2008: approximately €5 billion).

Research and non-capitalized development costs. Expenditure for research and development that does not meet the conditions for capitalization according to IAS 38 Intangible Assets is expensed as incurred.

Borrowing costs. Borrowing costs are expensed as incurred, unless they are directly attributable to the acquisition, construction or production of a qualifying asset and therefore form part of the cost of that asset.

Government grants. Government grants related to assets are deducted in calculating the carrying amount of the asset and are recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Interest income (expense), net. Interest income (expense), net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interest and changes in fair values related to interest rate hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Furthermore, the interest component from pensions and similar obligations is disclosed under this line item.

An exception to the afore mentioned principles is made for Daimler Financial Services. In this case the interest income and expense and the result from derivative financial instruments are disclosed under revenue and cost of sales, respectively.

Other financial income (expense), net. Other financial income (expense), net includes income and expense from financial transactions which are not included under interest income (expense), net, e.g. expense from the compounding of interest on provisions for other risks.

Gains and losses resulting from the issuance of shares by a Group subsidiary to third parties that reduces Daimler's percentage ownership ("dilution gains and losses") and Daimler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in other financial income (expense), net, or in share of profit (loss) from companies accounted for using the equity method, net.

Income taxes. Current income taxes are determined based on respective local taxable income of the period and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed as well as interest expense and penalties on the underpayment of taxes. Deferred tax is included in income tax expense (benefit) and reflects the changes in deferred tax assets and liabilities except for changes recognized directly in equity.

Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carryforwards and tax credits. Measurement takes place on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this purpose, the tax rates and tax rules are used which have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. Daimler recognizes a valuation allowance for deferred tax assets when it is unlikely that a respective amount of future taxable profit will be available or when Daimler no longer has control over the tax advantage.

Tax benefits resulting from uncertain income tax positions are recognized at the best estimate of the tax amount expected to be paid.

Discontinued operations. The operating activities of Chrysler including the related financial services business in North America until August 3, 2007, the result from the deconsolidation of the Chrysler activities and adjustments of this result are presented as discontinued operations in the Group's statement of income (loss) (see Note 2).

Earnings (loss) per share. Basic earnings (loss) per share are calculated by dividing profit or loss attributable to shareholders of Daimler by the weighted average number of shares outstanding. Diluted earnings (loss) per share additionally reflect the potential dilution that would occur if all stock option plans were exercised.

Goodwill. For acquisitions consummated after the transition to IFRS on January 1, 2005, goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and the liabilities assumed. The purchase of minority rights is treated in the same manner. In the case of an adjustment for contingent consideration, such amount is principally included in goodwill.

Other intangible assets. Intangible assets acquired are measured at cost less accumulated amortization. If necessary, accumulated impairment losses will be recognized. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Intangible assets other than development costs with finite useful lives are generally amortized on a straight-line basis over their useful lives (3 to 10 years) and are reviewed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recorded in functional costs.

Development costs are recognized if the conditions for capitalization according to IAS 38 are met. Subsequent to initial recognition, the asset is carried at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs include all direct costs and allocable overheads and are amortized over the expected product life cycle (2 to 10 years). Amortization of capitalized development costs is an element of the manufacturing costs allocated to those vehicles and components by which they have been generated and is included in cost of sales when the inventory is sold.

Property, plant and equipment. Property, plant and equipment are valued at acquisition or manufacturing costs less accumulated depreciation. If necessary accumulated impairment losses will be recognized. The costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimate of the costs of dismantling and removing the item and restoring the site, if any. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value less the respective accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized using the straight-line method.

A residual value of the asset is considered. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	10 to 50 years
Technical equipment and machinery	6 to 25 years
Other equipment, factory and office equipment	2 to 30 years

Leasing. Leasing includes all arrangements that transfer the right to use a specified asset for a stated period of time in return for a payment, even if the right to use such asset is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and a lessor of its products, principally passenger cars, trucks, vans and buses. It is evaluated on the basis of the risks and rewards of a leased asset whether the ownership of the leased asset is attributed to the lessee (finance lease) or to the lessor (operating lease). Rent expense on operating leases where the Group is lessee is recognized over the respective lease terms on a straight-line basis. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or manufacturing cost and is depreciated to its expected residual value over the contractual term of the lease, on a straight-line basis. The same accounting principles apply to assets if Daimler sells such assets and leases them back from the buyer.

Impairment of non-financial assets. Daimler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (goodwill, other intangible assets with indefinite useful lives and intangible assets not yet in use), Daimler estimates the recoverable amount of the asset. The recoverable amount is determined for each individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of fair value less costs to sell and value in use. Daimler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). Fair value is measured by discounting future cash flows using a risk-adjusted interest rate. Cash flows, which influence the assessment of residual values, are estimated on the basis of the operative planning (two years period) supplemented by additional information to determine subsequent planning periods. Periods not covered by the forecast are taken into account by recognizing a residual value, which principally does not consider any growth rates. If fair value less costs to sell cannot be determined or is lower than the carrying amount, value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If this is the case, Daimler records a partial or an entire reversal of the impairment.

Thereby, the carrying amount is increased to its recoverable amount. However, the increased carrying amount shall not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior years.

Non-current assets held for sale and disposal groups. Non-current assets held for sale or disposal groups are classified as held for sale and disclosed separately in the statement of financial position. The assets or disposal groups are then measured at the lower of carrying amount and fair value less costs to sell and are no longer depreciated. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. The reversal is restricted to the impairment losses previously recognized for the assets concerned.

Inventories. Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price less any remaining costs to sell. The cost of inventories is based on the average cost principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost also includes production overheads based on normal capacity.

Financial instruments. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as Daimler becomes a party to the contractual provisions of the financial instrument.

Upon initial recognition, financial instruments are measured at fair value. For the purpose of subsequent measurement, financial instruments are allocated to one of the categories mentioned in IAS 39 Financial Instruments: Recognition and Measurement. Transaction costs directly attributable to acquisition or issuance are considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If the transaction date and the settlement date (i.e. the date of delivery) differ, Daimler uses the transaction date for purposes of initial recognition or derecognition.

Financial assets. Financial assets primarily comprise receivables from financial services, trade receivables, receivables from banks, cash on hand, derivative financial assets and marketable securities and investments.

Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss include those financial assets designated as held for trading.

Financial assets such as shares and interest-bearing securities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including embedded derivatives separated from the host contract, are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognized in profit or loss.

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, such as receivables from financial services or trade receivables. After initial recognition, loans and receivables are subsequently carried at amortized cost using the effective interest method less any impairment losses, if necessary. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired. Interest effects on the application of the effective interest method are also recognized in profit or loss.

Available-for-sale financial assets. Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or that are not classified in any of the preceding categories. This category includes, among others, equity instruments and debt instruments such as government bonds, corporate bonds and commercial paper.

After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized in equity within other reserves (reserves from financial assets available-for-sale). If objective evidence of impairment exists or if changes in the fair value of a debt instrument resulting from currency fluctuations occur, these changes are recognized in profit or loss. Upon disposal of financial assets, the accumulated gains and losses recognized in equity resulting from measurment at fair value are recognized in profit or loss. If a reliable estimate of the fair value of an unquoted equity instrument such as investments in German limited liability companies, cannot be made, this instrument is measured at cost (less any impairment losses). Interest earned on these financial assets is generally reported as interest income using the effective interest rate method. Dividends are recognized in profit or loss when the right of payment has been established.

Cash and cash equivalents. Cash and cash equivalents consist primarily of cash on hand, checks, demand deposits at banks as well as debt instruments and certificates of deposits with an original term of up to three months. Cash and cash equivalents correspond with the classification in the consolidated statements of cash flows.

Impairment of financial assets. At each reporting date, the carrying amounts of the financial assets other than those to be measured at fair value through profit or loss are assessed to determine whether there is objective, significant evidence of impairment (e.g. a debtor is facing serious financial difficulties or there is a substantial change in the technological, economic, legal or market environment of the debtor).

For quoted equity instruments, a significant or prolonged decline in fair value is an additional objective evidence for a possible impairment. Daimler has defined criteria for the significance and duration of a decline in fair value.

A decline in fair value is deemed significant if it exceeds 20% of the carrying amount of the investment; it is deemed prolonged to the extent that it does not reverse within nine months.

Loans and receivables. The amount of the impairment loss on loans and receivables is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding expected future credit losses that have not been incurred), discounted at the original effective interest rate of the financial asset. The amount of the impairment loss is recognized in profit or loss.

If, in a subsequent reporting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss recorded in prior periods is reversed and recognized in profit or loss.

In most cases, an impairment loss on loans and receivables (e.g. receivables from financial services including finance lease receivables, trade receivables) is recorded using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable depends on the estimated probability of the loss of receivables. When receivables are assessed as uncollectible, the impaired asset is derecognized.

Available-for-sale financial assets. If an available-for-sale financial asset is impaired, the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is reclassified from direct recognition in equity to the income statement. Reversals with respect to equity instruments classified as available for sale are recognized in equity. Reversals of impairment losses on debt instruments are reversed through the statement of income if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment losses were recognized in income.

Financial liabilities. Financial liabilities primarily include trade payables, liabilities to banks, bonds, derivative financial liabilities and other liabilities.

Financial liabilities measured at amortized cost. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method.

Financial liabilities at fair value through profit or loss. Financial liabilities at fair value through profit or loss include financial liabilities held for trading. Derivatives, including embedded derivatives separated from the host contract, are classified as held for trading unless they are designated as effective hedging instruments in hedge accounting. Gains or losses on liabilities held for trading are recognized in profit or loss.

Derivative financial instruments and hedge accounting. Daimler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors mainly for the purpose of hedging interest rate and currency risks that arise from its operating, financing, and investing activities.

Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date. The fair value of listed derivatives is equal to their positive or negative market value. If a market value is not available, fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

If the requirements for hedge accounting set out in IAS 39 are met, Daimler designates and documents the hedge relationship from the date a derivative contract is entered into as either a fair value hedge or a cash flow hedge. In a fair value hedge, the fair value of a recognized asset or liability or an unrecognized firm commitment is hedged. In a cash flow hedge, the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedging relationship includes the objectives and strategy of risk management, the type of hedging relationship, the nature of risk being hedged, the identification of the hedging instrument and the hedged item, as well as a description of the method used to assess hedge effectiveness. The hedging transactions are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are regularly assessed to determine that they have actually been highly effective throughout the financial reporting periods for which they are designated.

Changes in the fair value of derivative financial instruments are recognized periodically in either earnings or equity, as a component of other reserves, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For cash flow hedges, fair value changes in the effective portion of the hedging instrument are recognized in other reserves, net of applicable taxes. Amounts taken to equity are reclassified to the income statement when the hedged transaction affects the income statement. The ineffective portion of the fair value changes is recognized in profit or loss.

If derivative financial instruments do not or no longer qualify for hedge accounting because the qualifying criteria for hedge accounting are not or are no longer met, the derivative financial instruments are classified as held for trading.

Pensions and similar obligations. The measurement of defined benefit plans for pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 Employee Benefits is based on the projected unit credit method. For the valuation of defined post-employment benefit plans, differences between actuarial assumptions used and actual results and changes in actuarial assumptions result in actuarial gains and losses, which have to be amortized in future periods. Amortization of unrecognized actuarial gains and losses arising after the transition to IFRS on January 1, 2005 is recorded in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the following year with an effect on earnings if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such cases, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

When the benefits of a plan are changed, the portion of the change in benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the impact is recognized directly in profit or loss.

A negative net obligation arising from prepaid future contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available. Any exceeding amount is recognized in net periodic pension costs in the period when it is incurred ("asset ceiling").

Provisions for other risks and contingent liabilities. A provision is recognized when a liability to third parties has been incurred, an outflow of resources is probable and the amount of the obligation can be reasonably estimated. In particular, restructuring provisions are recognized when the Group has a detailed formal plan that has either commenced implementation or been announced. Provisions are regularly reviewed and adjusted as further information develops or circumstances change.

The provision for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience.

Daimler records the fair value of an asset retirement obligation from the period in which the obligation is incurred.

The restructuring provisions arise from planned programs that materially change the scope of business performed by a segment or business unit or the manner in which business is conducted. In most cases, restructuring expenses include termination benefits and compensation payments due to the termination of agreements with suppliers and dealers.

Share-based payment. Share-based payment comprises cash-settled liability awards and equity-settled equity awards.

The fair value of equity awards is generally determined by using a modified Black-Scholes option pricing model at grant date and represents the total payment expense to be recognized during the service period with a corresponding increase in equity (paid-in capital).

Liability awards are measured at fair value at each balance sheet date until settlement and are classified as provisions. The expense of the period comprises the addition to and the reversal of the provision between two reporting dates and the dividend equivalent paid during the period.

Presentation in the consolidated statements of cash flows. Interest and taxes paid as well as interest and dividends received are classified as cash provided by operating activities. Dividends paid are shown in cash provided by (used for) financing activities.

2. Significant acquisitions and dispositions of interests in companies and of other assets and liabilities

Acquisitions

Tognum. In 2008, the Group acquired an aggregate 28.4% stake in Tognum AG (Tognum). The acquisition costs amounted to €702 million in cash. The Group accounts for its equity interest in Tognum using the equity method (see also Note 12 for further information).

Dispositions

Daimler Financial Services. In line with the ongoing concentration on the automotive business, Daimler Financial Services disposed of non-automotive assets subject to finance leases (mainly leveraged leases) in 2009, which resulted in cash inflows of €825 million. After consideration of the costs of the transactions, the Group recorded a pre-tax loss of €31 million within cost of sales in the 2009 consolidated statement of income (loss). The expense is allocated to the Daimler Financial Services segment.

In addition, non-automotive assets subject to leveraged leases are presented separately as assets held for sale in the consolidated statement of financial position as of December 31, 2009 (€310 million). Measurement of these assets at fair value less costs to sell resulted in a pre-tax expense of €69 million in 2009, which is included in cost of sales in the consolidated statement of income (loss). The expense is allocated to the Daimler Financial Services segment. For further information on sales of non-automotive assets from the leasing business, see Notes 13 and 18.

Chrysler. On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in Chrysler and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved the transaction; the transaction was consummated on August 3, 2007.

On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US $7.2 billion) in cash for an 80.1% equity interest in the newly established company Chrysler Holding LLC (Chrysler Holding), which controlled the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US $1.2 billion). As a result, Daimler retained a 19.9% equity interest in this entity, which was accounted for using the equity method until the redemption of the remaining investment on June 3, 2009 (see also Note 12).

In connection with the closing of the transaction in August 2007, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler continue to be outstanding. At December 31, 2009, the amount of those guarantees was €0.3 billion. As coverage of the liabilities underlying these guarantees, Chrysler provided collateral to an escrow account of €0.2 billion as of December 31, 2009.

Based on a binding term sheet signed in April 2009, Daimler and Cerberus entered into a redemption agreement in June 2009. As a result, since June 3, 2009, Daimler no longer has any equity interest in Chrysler Holding or its subsidiaries and all Daimler representatives resigned from the boards of Chrysler Holding and its subsidiaries.

The binding term sheet also provided for a settlement agreement covering issues relating to Chrysler which Daimler, the US Pension Benefit Guaranty Corporation (PBGC), Chrysler LLC (Chrysler) and Cerberus entered into in June 2009. Among other matters, Chrysler and Cerberus waived all claims that might arise from the representations and warranties made in the contribution agreement dated August 3, 2007, including claims by Cerberus that Daimler allegedly improperly managed certain issues in the period between the signing of the contribution agreement and the conclusion of the transaction, as well as certain other claims against Daimler.

In addition, in June 2009, Daimler paid US $200 million into Chrysler's pension plans and will make further payments of US $200 million in each of the next two years. The 2007 Daimler pension guarantee of US $1 billion vis-à-vis the PBGC has been replaced by a new guarantee in an amount of US $200 million that will remain in place until August 2012.

Moreover, the settlement agreement provides for the forgiveness of Daimler's receivables in connection with a subordinated loan and a credit line for Chrysler's automotive business which was drawn in 2008. The Group provided the credit line in connection with the transaction contracted on August 3, 2007. The nominal amounts of these receivables, which were fully impaired at December 31, 2008, were US $0.4 billion and US $1.5 billion. However, the forgiveness of the US $1.5 billion second lien loan by Daimler was subject to the condition that certain unsecured creditors of Chrysler, represented by a committee under US bankruptcy law, will not bring litigation against Daimler in the course of the current Chrysler bankruptcy proceedings. In the third quarter 2009, the committee of the unsecured creditors filed a complaint with the bankruptcy court. In consequence, the forgiveness was rescinded (see also Note 27).

The contractual agreements described above negatively impacted 2009 EBIT by €379 million; these results are included in the reconciliation of total segments' EBIT to Group EBIT.

In connection with the legal transfer of Chrysler's international sales activities to Chrysler in the first quarter of 2009 and due to the valuation of Chrysler-related assets, the Group recorded a total gain before income taxes of €85 million in 2009. This gain is included in the reconciliation of total segments' EBIT to Group EBIT in the segment reporting.

Daimler and its Chinese partner Beijing Automotive Industry Holding Co. Ltd. (BAIC) each own a 50% equity interest in the joint venture Beijing-Benz-DaimlerChrysler Automotive Co. Ltd. (BBDC), which manufactures and distributes Mercedes-Benz passenger cars and Chrysler vehicles in China. In connection with the transfer of the majority interest in Chrysler in 2007, Daimler, Chrysler and Cerberus agreed on a framework dealing with the future business model at BBDC. Under the framework agreement, the final terms of future cooperation at BBDC with respect to the manufacturing of Chrysler vehicles should be determined at a later point in time.

In June 2008, it was agreed, subject to consent by BAIC and BBDC, that the manufacturing of Chrysler vehicles at BBDC should be discontinued by the end of the existing license agreements.

In this context, in December 2008, Daimler, BAIC and BBDC entered into a contract, which determines that Daimler should be responsible for certain costs related to Chrysler vehicles at BBDC and reimburse such costs to BBDC, since they are directly connected to the transfer of the majority interest in Chrysler. The costs include in particular the impairment of plant and equipment, the valuation of Chrysler inventories at BBDC and compensation payments to suppliers and dealers. Daimler does not obtain an additional interest in BBDC in exchange.

Therefore, in 2007 and 2008, Daimler recognized charges of €103 million and €293 million, respectively, (before income taxes) within "Net profit (loss) from discontinued operations" to record an estimated total cost of €396 million. An amount of €42 million was paid in 2009 (2008: €186 million). Furthermore, estimated costs were partially offset with gains from the ongoing Mercedes-Benz passenger cars business at BBDC. The Group expects the remaining amount of the provisions of €174 million (after currency translation) to be cash effective in 2010.

The net profit or loss of the Chrysler activities is included in the Group's consolidated statement of income (loss) in the line item "Net profit (loss) from discontinued operations" for 2007. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

In 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the transaction on August 3, 2007. The loss from the deconsolidation of €753 million is also included in the line item "Net profit (loss) from discontinued operations."

The future tax benefits of temporary differences related to the assets and liabilities of the transferred Chrysler activities continue to be available to Daimler with certain limitations. At the closing date of the Chrysler transaction, the deferred tax assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter of 2007 led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations in the consolidated statement of income for 2007.

Net profit (loss) from discontinued operations for the years 2008 and 2007 is comprised as follows:

in millions of €	2008	2007
Revenue	–	30,037
Cost of sales	–	(26,410)
Selling expenses	–	(1,579)
General administrative expenses	–	(1,172)
Research and non-capitalized development costs	–	(647)
Other income and other expenses	–	(714)
Profit (loss) before income taxes	–	(485)
Income taxes	–	368
Profit (loss) of Chrysler activities, net of taxes [1]	–	(117)
Loss from deconsolidation before income taxes	(383)	(658)
Income taxes	93	(95)
Loss from deconsolidation, net of taxes	(290)	(753)
Net profit (loss) from discontinued operations	(290)	(870)

1 In 2007, income and expenses of the Chrysler activities relate to the period from January 1 to August 3, 2007.

Net loss from discontinued operations for 2007 includes charges of €906 million before income taxes in connection with Chrysler's Recovery and Transformation Plan, which was announced on February 14, 2007.

An extinguishment loss of €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in 2007.

The cash flows of 2007 attributable to discontinued operations are as follows:

in millions of €	
Cash flow from operating activities	1,593
Cash flow from investing activities	(1,404)
Cash flow from financing activities	(2,655)

For further information on Chrysler, see also Note 12.

Potsdamer Platz. On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real-estate properties at Potsdamer Platz to the SEB Group. The transaction, which closed on February 1, 2008, resulted in a cash inflow of €1.4 billion (thereof €0.1 billion included in 2007). The transaction had a positive effect on 2008 EBIT of €449 million. The pre-tax gain is recognized in other operating income in the 2007 consolidated statement of income and is included in the 2007 reconciliation from total segments' EBIT to Group EBIT in the segment reporting.

At the same time, the Group entered into leases for approximately half of the sold office space with a non-cancelable lease period ending December 31, 2012. At the end of the non-cancelable lease terms, there are two renewal options for five years each.

MFTBC. In 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €865 million. After considering the costs of the transaction, Daimler recorded a gain of €78 million before income taxes on assets sold and leased back under the terms of an operating lease. In addition, the Group recorded assets sold and leased back under the terms of finance leases with a corresponding amount of debt of €110 million and deferred the recognition of the excess of the purchase price over the carrying amount of the assets sold of €46 million, which will be recognized over the lease term. The pre-tax gain recorded is included in other operating income in the 2007 consolidated statement of income and was allocated to the Daimler Trucks segment.

Other sales of real estate property. In 2007, Daimler AG sold its 50% equity interest in Wohnstätten Sindelfingen GmbH for a sales price of €82 million. The sale resulted in a gain of €73 million before income taxes. The pre-tax gain is included in other financial income (expense), net, in the 2007 consolidated statement of income and is included in the 2007 reconciliation from total segments' EBIT to Group EBIT in the segment reporting.

EADS. For information on the disposal of equity interests in the European Aeronautic Defence and Space Company EADS N.V. (EADS), please see Note 12.

3. Revenue

Revenue at Group level consists of the following:

in millions of €	2009	2008	2007
Sales of goods	66,772	85,787	89,976
Rental and leasing business	8,886	9,300	8,498
Interest from the financial services business	2,885	3,009	2,715
Sales of services	381	373	380
	78,924	98,469	101,569

Revenue by segment and region is presented in Note 31.

4. Functional costs

Cost of sales. Cost of sales includes the following items:

in millions of €	2009	2008	2007
Cost of goods sold	54,276	66,122	66,313
Depreciation of equipment on operating leases	3,450	3,553	3,280
Refinancing costs Daimler Financial Services	2,211	2,147	2,055
Impairment losses on receivables from financial services	853	730	487
Other cost of sales	4,777	4,358	5,439
	65,567	76,910	77,574

In addition, in 2007, costs of goods sold of the Chrysler activities (until August, 3) of €22,267 million were included in net profit (loss) from discontinued operations.

Selling expenses. In 2009, selling expenses amounted to €7,608 million (2008: €9,204 million; 2007: €8,956 million). Selling expenses include direct selling costs as well as selling overhead expenses and consist of personnel costs, material costs and other selling costs.

General administrative expenses. General administrative expenses amounted to €3,287 million in 2009 (2008: €4,124 million; 2007: €4,023 million) and comprise expenses which were not attributable to production, sales, research and development functions, including personnel expenses, depreciation and amortization on fixed and intangible assets, and other administrative costs.

Research and non-capitalized development costs. Research and non-capitalized development costs were €2,896 million in 2009 (2008: €3,055 million; 2007: €3,158) and primarily comprise personnel expenses and material costs.

Amortization expense of capitalized development costs amounted to €647 million in 2009 (2008: €638 million; 2007: €623 million) and are recognized in cost of sales.

Optimization programs. Measures and programs with implementation costs that materially impacted EBIT are briefly described below:

Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In May 2009, the Board of Management of Daimler AG decided on a major realignment of the operations of its subsidiary MFTBC. Measures provided for in the plan include the streamlining of the product portfolio, the realignment of manufacturing sites, the streamlining of the retail network in Japan, and other efficiency improvements. In connection with these measures, the Group anticipates, among other things, the relocation and idling of selected production sites, headcount reductions of up to 2,300 employees by the end of 2010, and a reduction of the dealer network. As a result of this plan, the Group recorded charges of €245 million in 2009. The charges primarily relate to headcount reduction measures (€120 million) and to accelerated depreciation as a result of the reduction of useful lives (€49 million). The premature termination of utilization of leased assets led to charges of €25 million.

Costs associated with this plan are included in the following line items within the consolidated statement of income (loss):

in millions of €	2009
Cost of sales	61
Selling expenses	136
General administrative expenses	35
Research and non-capitalized development costs	13
	245

The measures initiated resulted in cash outflows in 2009 of €31 million.

For the measures initiated, the Group recorded provisions of €156 million as of December 31, 2009, which are included in provisions for other risks and are expected to lead to payments in 2010.

Daimler Trucks North America (DTNA). In response to continuing depressed demand across the industry and structural changes in the company's core markets, the Group adopted a wide-ranging plan in October 2008 to optimize and reposition the business operations of its subsidiary Daimler Trucks North America (DTNA). Measures provided for in the plan include the discontinuation of the Sterling Trucks brand in 2009, further consolidation of the production network in the NAFTA region, capacity adjustments, including the closing of two manufacturing plants in 2009 and 2010. In addition, the plan includes headcount reductions of up to 3,500 employees, which were primarily accomplished in 2009. Based on new information available, the Group decided in 2009 not to proceed with the closing of one truck manufacturing plant, which was originally scheduled for 2010. Relating to this plan, the Group recorded charges of €95 million in 2009 (2008: €233 million). Costs associated with headcount reduction measures resulted in further charges of €11 million (2008: €106 million). Additional charges of €15 million (2008: €81 million) were recorded in connection with the termination of agreements with dealers of the Sterling Trucks. Accelerated depreciation of assets as a result of the reduction of useful lives led to charges of €37 million (2008: €20 million) and supplier compensations resulted in further charges of €3 million (2008: €14 million).

Costs associated with this plan are included in the following line items within the consolidated statement of income (loss):

in millions of €	2009	2008
Cost of sales	11	44
Selling expenses	23	88
General administrative expenses	56	101
Research and non-capitalized development costs	1	-
Other operating expense	4	-
	95	233

The measures initiated resulted in cash outflows in 2009 of €151 million (2008: €5 million).

For the measures initiated, the Group recorded provisions of €34 million as of December 31, 2009 (2008: €180 million), which are included in provisions for other risks and are expected to lead to payments primarily in 2010.

New management model. In January 2006, Daimler announced the new management model, the primary objective of which was to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. All charges incurred under the new management model, as far as these charges were not part of discontinued operations, were corporate-level costs, which were not allocated to the segments but are included in the Group's corporate items in the reconciliation from total segments' EBIT to Group EBIT.

In connection with the new management model, charges for employee severance of €58 million and €167 million were recorded in 2008 and 2007. These charges are included in the Group's consolidated statement of income (loss) primarily within general administrative expenses. In 2007, expenses of €16 million are included in "net profit (loss) from discontinued operations."

Personnel expenses and number of employees. Personnel expenses included in the consolidated statement of income (loss) as well as the average number of people employed are as follows:

in millions of € and number of people employed	2009	2008	2007
Personnel expenses [1]	14,073	15,066	16,174
People employed [2]	258,628	274,330	271,704
thereof trainees/apprentices	12,911	13,414	12,672

1 Figures for 2007 do not include the personnel expenses of the de-consolidated Chrysler activities (€4,082 million through August 3, 2007).
2 Figures for 2007 do not include the workforce of the de-consolidated Chrysler activities (85,296 employees).

Information on the remuneration of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 35.

5. Other operating income and expense

Other operating income consists of the following:

in millions of €	2009	2008	2007
Gains on sales of property, plant and equipment	44	504	167
Rental income, other than income relating to financial services	51	52	39
Gains on sales of businesses	1	37	5
Reimbursements under insurance policies	20	23	24
Other miscellaneous income	577	618	506
	693	1,234	741

Other miscellaneous income includes income from government grants and subsidies, reimbursements of non-income related taxes, income from employee canteens and other miscellaneous items. In 2009, other miscellaneous income comprises reimbursements of social insurance contributions, granted by the Federal Employment Office related to short-time work in the German production plants (€93 million).

Gains on sales of property, plant and equipment in 2008 included gains from the sale of real estate properties at Potsdamer Platz to the SEB Group in an amount of €449 million (see Note 2).

In 2007, gains on sales of property, plant and equipment mainly resulted from the sale of property in Japan to Nippon Industrial TMK (€78 million) and of several other properties.

Other operating expense consists of the following:

in millions of €	2009	2008	2007
Loss on sales of non-current assets	(56)	(47)	(78)
Other miscellaneous expenses	(447)	(407)	(636)
	(503)	(454)	(714)

Other miscellaneous expenses include losses from sales of current assets, changes in other provisions and other miscellaneous items.

6. Other financial income (expense), net

in millions of €	2009	2008	2007
Expense from compounding of provisions [1]	(1,003)	(429)	(444)
Miscellaneous other financial income (expense), net	(338)	(1,799)	216
	(1,341)	(2,228)	(228)

1 Excluding the expense from compounding provisions for pensions and similar obligations.

In 2009, payments and the commitment to further payments into the Chrysler pension plans resulted in expenses of €0.4 billion and are included in miscellaneous other financial income (expense), net. In addition, income of €0.1 billion in connection with the revaluation of loans, receivables and other assets relating to Chrysler (2008: expenses of €1.7 billion from the impairment of these assets) is included in 2009 miscellaneous other financial income (expense), net. In 2007, the mark-to-market valuation of the derivative financial instruments in connection with EADS shares resulted in a gain of €121 million, which is included in miscellaneous other financial income (expense), net.

7. Interest income (expense), net

in millions of €	2009	2008	2007
Interest and similar income	465	729	782
Interest and similar expenses	(971)	(681)	(480)
Expected return on pension and other plan assets	671	915	992
Interest cost for pension and other post-employment benefit plans	(950)	(898)	(823)
	(785)	65	471

8. Income taxes

Profit (loss) before income taxes consists of the following:

in millions of €	2009	2008	2007
Germany	(2,543)	4,283	6,768
Non-German countries	245	(1,488)	2,413
	(2,298)	2,795	9,181

The profit (loss) before income taxes in Germany includes the income (loss) from companies accounted for using the equity method if the shares of those companies are held by German companies.

Income tax expense is comprised of the following components:

in millions of €	2009	2008	2007
Current taxes			
Germany	423	238	44
Non-German countries	472	650	934
Deferred taxes			
Germany	(883)	964	1,060
Non-German countries	334	(761)	2,288
	346	1,091	4,326

The current tax expense includes expenses at German and foreign companies of €237 million (2008: benefit of €106 million; 2007: benefit of €679 million) recognized for prior periods.

The deferred tax expense (benefit) is comprised of the following components:

in millions of €	2009	2008	2007
Deferred taxes	(549)	203	3,348
due to temporary differences	(218)	232	3,465
due to tax loss carry forwards and tax credits	(331)	(29)	(117)

In 2007, the German government enacted new tax legislation ("Unternehmensteuerreformgesetz 2008") which, among other changes, decreased the Group's statutory corporate tax rate for German companies from 25% to 15%, effective January 1, 2008. For trade tax, the basic measurement rate was reduced from 5% to 3.5% but the tax deductibility of trade tax was abolished. The effect of the change in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in 2007, the year of enactment.

For German companies, the deferred taxes were calculated using a federal corporate tax rate of 15%, a solidarity tax surcharge of 5.5% for each year on federal corporate taxes, plus a trade tax of 14%. In total, the tax rate applied for the calculation of German deferred taxes amounted to 29.825%. For non-German companies, the deferred taxes at period-end were calculated using the tax rates of the respective countries.

A reconciliation of expected income tax expense (benefit) to actual income tax expense determined using the applicable German combined statutory rate of 29.825% (2008: 29.825%; 2007: 38.5%) is included in the following table:

in millions of €	2009	2008	2007
Expected income tax expense (benefit)	(685)	834	3,535
Foreign tax rate differential	(74)	(265)	(193)
Trade tax rate differential	(40)	(111)	(101)
Tax law changes	2	4	(170)
Change of valuation allowance on deferred tax assets	695	314	2,354
Tax-free income and non-deductible expenses	509	243	(1,044)
Other	(61)	72	(55)
Actual income tax expense	346	1,091	4,326

At December 28, 2007, the protocol amending the convention between Germany and the United States for the avoidance of double taxation entered into force, which, among other changes, under certain circumstances abolishes withholding tax on dividend distributions from a US subsidiary to a German holding company, effective January 1, 2007. The deferred tax liabilities previously recorded by the Group for US withholding taxes on the future payout of dividends by US subsidiaries to Germany were reversed in 2007. Furthermore, US withholding taxes paid by the Group in 2007 were added back again. In total, both caused an income tax benefit amounting to €168 million in 2007, included in the line "tax law changes." Additionally, the line tax law changes includes the deferred tax benefit of €51 million due to the revaluation of the net deferred tax liabilities of the German companies as a result of the above mentioned new German tax law 2008 and other effects from tax law changes at foreign companies.

In 2009 and 2008, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries. In 2007, tax expenses were recorded as a result of a valuation allowance on deferred tax assets related to the deconsolidated Chrysler activities. These deferred tax assets continued to be allocated to the Daimler Group, but as a result of the Chrysler transaction, the conditions for using these deferred taxes had changed. Furthermore, as a result of the Chrysler transaction, a valuation allowance on foreign tax credits was required in 2007. In 2009 and 2008, the Group reversed a part of this valuation allowance due to the conversion of those assets into taxable losses attributable to the Daimler Group. The resulting tax expenses and benefits are included in the line "change of valuation allowance on deferred tax assets."

Tax-free income and non-deductible expenses include all other effects at foreign and German companies due to tax-free income and non-deductible expenses, for instance tax-free gains included in net periodic pension costs at the German companies and tax-free results of our equity-method investments. Moreover, the line also includes the following effects:

In 2009, adjustments regarding transfer pricing risks at our former investment Chrysler in Canada caused an additional tax expense. Daimler Group has to account for this obligation. Furthermore, additional tax expenses relating to tax assessments and estimations for prior years are included.

In 2008 and 2007, Daimler realized a largely tax-free gain due to the transfer of interest in EADS. Furthermore, in 2007 a largely tax-free gain was realized on financial transactions to hedge price risks of EADS shares. The calculated expected income taxes on the tax-free gains were reversed in 2008 and 2007 in the line "tax-free income and non-deductible expenses" with an amount of €34 million and €582 million, respectively.

In respect of each type of temporary difference and in respect of each type of unutilized tax losses and unutilized tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

		At December 31,
	2009	2008
in millions of €		
Intangible assets	84	120
Property, plant and equipment	646	559
Equipment on operating leases	659	953
Inventories	562	701
Investments accounted for using the equity method	15	2,357
Receivables from financial services	117	89
Other financial assets	3,324	3,622
Tax loss and tax credit carry forwards	5,770	3,703
Provisions for pensions and similar obligations	620	610
Other provisions	1,874	1,729
Liabilities	882	1,351
Deferred income	751	552
Other	74	49
	15,378	16,395
Valuation allowances	(3,096)	(3,510)
Deferred tax assets, gross	12,282	12,885
Development costs	(1,598)	(1,406)
Other intangible assets	(67)	(88)
Property, plant and equipment	(999)	(1,239)
Equipment on operating leases	(3,159)	(3,775)
Inventories	(132)	(140)
Receivables from financial services	(805)	(1,403)
Other financial assets	(110)	(158)
Other assets	(257)	(522)
Provisions for pensions and similar obligations	(2.851)	(2,640)
Other provisions	(264)	(193)
Taxes on undistributed earnings of non-German subsidiaries	(46)	(48)
Other	(270)	(170)
Deferred tax liabilities, gross	(10,558)	(11,782)
Deferred tax assets, net	1,724	1,103

Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the statement of financial position, the deferred tax assets and liabilities are not divided into current and non-current.

In 2009, the increase in deferred tax assets, net, amounted to €621 million (2008: decrease of €106 million; 2007: decrease of €3,292 million) and was composed of:

in millions of €	2009	2008	2007
Deferred tax expense (benefit) on financial assets available-for-sale charged or credited directly to related components of equity	8	(13)	(16)
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of equity	(123)	(15)	177
Income tax expense (benefit) for deduction in excess of compensation expense for equity-settled employee stock option plans	.	25	(146)
Disposal of Chrysler activities	–	–	120
Other neutral decrease (increase)[1]	43	(48)	165
Deferred tax expense (benefit)	(549)	157	2,992
Thereof included in net profit (loss) from continuing operations	(549)	203	3,348
Thereof included in net profit (loss) from discontinued operations	–	(46)	(356)

1 Primarily effects from currency translation.

In 2007, the neutral change of deferred tax assets, net, includes a neutral reduction of deferred tax liabilities amounting to €76 million due to tax law changes.

Including the items charged or credited directly to related components of equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method) and the income tax expense (benefit) from discontinued operations, the expense (benefit) for income taxes consists of the following:

in millions of €	2009	2008	2007
Income tax expense from continuing operations	346	1,091	4,326
Income tax expense (benefit) from discontinued operations	–	(93)	(273)
Income tax expense (benefit) recorded in other reserves	(60)	(240)	(151)
Income tax expense (benefit) for deduction in excess of remuneration expense for equity-settled employee stock option plans	.	25	(146)
	286	783	3,756

The valuation allowances relate to deferred tax assets of foreign companies and - although additional valuation allowances were accounted for affecting net profit - decreased in the statement of financial position by €414 million from December 31, 2008 to December 31, 2009. This is a result of the neutral shortfall of deferred tax assets, which were subject to a valuation allowance due to the total Chrysler disinvestment. Furthermore, the valuation allowance decreased neutrally due to currency translation effects. At December 31, 2009, the valuation allowance on deferred tax assets relates, among other things, to capital losses amounting to €824 million which will expire in 2014, to corporate tax net operating losses amounting to €934 million, and to tax credit carryforwards amounting to €677 million. Of the total amount of deferred tax assets adjusted by a valuation allowance, deferred tax assets for corporate tax net operating losses amounting to €2 million expire in 2010, €145 million expire in 2011, €191 million expire in 2012, €162 million expire in 2013, €219 million expire at various dates from 2014 through 2016, €138 million expire at various dates from 2017 through 2029 and €77 million can be carried forward indefinitely. Deferred tax assets for tax credit carryforwards amounting to €116 million expire at various dates from 2014 through 2019, €31 million expire in 2029 and €530 million can be carried forward indefinitely. Furthermore, the valuation allowance primarily relates to temporary differences and net operating losses for state and local taxes at the US companies. Daimler believes that it is more likely than not that those deferred tax assets cannot be utilized. In 2009 and prior years, the Group had taxable losses in several subsidiaries in some countries. After offsetting the deferred tax assets with deferred tax liabilities, the deferred tax assets not subject to valuation allowances amounted to €1,065 million for those foreign subsidiaries. Daimler believes it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be utilized. In future periods Daimler's estimate of the amount of deferred tax assets that are considered realizable may change, and hence the valuation allowances may increase or decrease.

Daimler recorded deferred tax liabilities for German tax of €46 million (2008: €48 million) on €3,082 million (2008: €3,190 million) in cumulative undistributed earnings of non-German subsidiaries on the future payout of these foreign dividends to Germany because, as of today, the earnings are not intended to be permanently reinvested in those operations.

The Group did not recognize deferred tax liabilities on retained earnings of non-German subsidiaries of €6,413 million (2008: €10,773 million) because these earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out, an amount of 5% of the dividends will be taxed under the German taxation rules and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first had to be distributed by a non-German subsidiary to a non-German holding company. Normally, the distribution would lead to an additional income tax expense. It is not practicable to estimate the amount of taxable temporary differences for these undistributed foreign earnings.

The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. Daimler believes that it has recognized adequate provisions for any future income taxes that may be owed for all open tax years.

9. Intangible assets

Intangible assets developed as follows:

in millions of €	Goodwill (acquired)	Development costs (internally generated)	Other intangible assets (acquired)	Total
Acquisition or manufacturing costs				
Balance at January 1, 2008	946	7,333	2,495	10,774
Additions due to business combinations	–	–	–	–
Other additions	–	1,387	273	1,660
Reclassifications	–	–	–	–
Disposals	–	(1,085)	(795)	(1,880)
Other changes [1]	(53)	29	154	130
Balance at December 31, 2008	893	7,664	2,127	10,684
Additions due to business combinations	**–**	**–**	**58**	**58**
Other additions	**–**	**1,286**	**140**	**1,426**
Reclassifications	**–**	**–**	**–**	**–**
Disposals	**–**	**(1,015)**	**(321)**	**(1,336)**
Other changes [1]	**32**	**(1)**	**(21)**	**10**
Balance at December 31, 2009	**925**	**7,934**	**1,983**	**10,842**
Amortization				
Balance at January 1, 2008	253	3,370	1,949	5,572
Additions	–	638	208	846
Reclassifications	–	–	–	–
Disposals	–	(1,081)	(789)	(1,870)
Other changes [1]	(20)	21	22	23
Balance at December 31, 2008	233	2,948	1,390	4,571
Additions	**–**	**647**	**181**	**828**
Reclassifications	**–**	**–**	**–**	**–**
Disposals	**–**	**(1,014)**	**(285)**	**(1,299)**
Other changes [1]	**(2)**	**–**	**(9)**	**(11)**
Balance at December 31, 2009	**231**	**2,581**	**1,277**	**4,089**
Carrying amount at December 31, 2008	660	4,716	737	6,113
Carrying amount at December 31, 2009	**694**	**5,353**	**706**	**6,753**

1 Primarily changes from currency translation.

At December 31, 2009, goodwill of €388 million (2008: €367 million) relates to the Daimler Trucks segment and €189 million (2008: €180 million) relates to the Mercedes-Benz Cars segment.

Non-amortizable intangible assets are primarily comprised of goodwill and development costs for projects which have not yet been completed (carrying amount at December 31, 2009: €2,753 million; carrying amount at December 31, 2008: €2,580 million). In addition, other intangible assets with a carrying amount at December 31, 2009 of €137 million (2008: €143 million) are not amortizable. Other non-amortizable intangible assets mainly comprise trademarks, which relate to the Daimler Trucks segment and can be utilized without restrictions.

The total amortization expense for intangible assets is included in the consolidated statement of income (loss) in the following line items:

in millions of €	2009	2008	2007
Cost of sales	**735**	759	880
Selling expenses	**39**	36	37
General administrative expenses	**50**	47	50
Research and non-capitalized development costs	**4**	4	5
Net profit (loss) from discontinued operations	**–**	–	106
	828	846	1,078

10. Property, plant and equipment

Property, plant and equipment developed as follows:

in millions of €	Land, leasehold improvements and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments relating to plant and equipment and construction in progress	Total
Acquisition or manufacturing costs					
Balance at January 1, 2008	12,668	17,554	14,133	1,305	45,660
Additions due to business combinations	–	–	–	–	–
Other additions	296	927	1,281	1,083	3,587
Reclassifications	309	591	330	(1,230)	–
Disposals	(70)	(368)	(393)	(38)	(869)
Other changes [1]	(41)	(164)	62	13	(130)
Balance at December 31, 2008	13,162	18,540	15,413	1,133	48,248
Additions due to business combinations	15	15	2	–	32
Other additions	146	551	845	913	2,455
Reclassifications	241	208	484	(933)	–
Disposals	(130)	(482)	(765)	(92)	(1,469)
Other changes [1]	62	130	139	11	342
Balance at December 31, 2009	13,496	18,962	16,118	1,032	49,608
Depreciation					
Balance at January 1, 2008	7,015	13,429	10,548	18	31,010
Additions	276	621	1,274	5	2,176
Reclassifications	68	(27)	(41)	–	–
Disposals	(38)	(336)	(324)	–	(698)
Other changes [1]	(182)	(192)	52	(5)	(327)
Balance at December 31, 2008	7,139	13,495	11,509	18	32,161
Additions	289	725	1,422	–	2,436
Reclassifications	3	(95)	92	–	–
Disposals	(87)	(445)	(677)	–	(1,209)
Other changes [1]	60	100	90	5	255
Balance at December 31, 2009	7,404	13,780	12,436	23	33,643
Carrying amount at December 31, 2008	6,023	5,045	3,904	1,115	16,087
Carrying amount at December 31, 2009	6,092	5,182	3,682	1,009	15,965

1 Primarily changes from currency translation.

Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease arrangements with a carrying amount of €350 million (2008: €411 million). In 2009, depreciation expense on assets under finance lease arrangements amounted to €72 million (2008: €73 million; 2007: €61 million).

11. Equipment on operating leases

Equipment on operating leases developed as follows:

in millions of €	
Acquisition or manufacturing costs	
Balance at January 1, 2008	25,629
Additions due to business combinations	-
Other additions	10,158
Reclassifications	-
Disposals	(10,655)
Other changes [1]	(204)
Balance at December 31, 2008	24,928
Additions due to business combinations	-
Other additions	10,759
Reclassifications	-
Disposals	(11,162)
Other changes [1]	(23)
Balance at December 31, 2009	24,502
Depreciation	
Balance at January 1, 2008	5,991
Additions	3,553
Reclassifications	-
Disposals	(3,523)
Other changes [1]	235
Balance at December 31, 2008	6,256
Additions	3,450
Reclassifications	-
Disposals	(3,723)
Other changes [1]	(13)
Balance at December 31, 2009	5,970
Carrying amount at December 31, 2008	18,672
Carrying amount at December 31, 2009	18,532

1 Primarily changes from currency translation.

The additions of 2009 already include existing lease contracts, formerly accounted for as receivables from financial services, with a carrying amount of €1.2 billion, which have to be accounted for as equipment from operating leases due to a modified risk sharing agreement between Daimler and independent dealers. This modification resulted in a pre-tax expense of €79 million at the Mercedes-Benz Cars segment.

As of December 31, 2009, equipment on operating leases with a carrying amount of €643 million is pledged as security for liabilities from ABS transactions which are related to a securitization transaction of future lease payments on operating leases and related vehicles (see also Note 23).

In 2008, as a result of lower estimated residual values of leased vehicles the Group recorded impairment charges of €465 million in cost of sales and allocated these charges to the Mercedes-Benz Cars segment.

The impairment charges are included in the line item "Other additions" within "Depreciation" in the 2008 table above.

Minimum lease payments. Non-cancelable future lease payments to Daimler for equipment on operating leases are due as follows:

	At December 31,	
	2009	2008
in millions of €		
Maturity		
within one year	3,550	3,682
between one and five years	3,842	3,670
later than 5 years	155	53
	7,547	7,405

12. Investments accounted for using the equity method

Key financial figures of investments accounted for using the equity method are as follows:

in millions of €	EADS	Chrysler	Tognum	Kamaz	Others [1]	Total
December 31, 2009						
Equity interest (in %)	22.5	–	28.4	10.0	–	–
Market value (based on listed share prices)	2,583	–	433	105	–	–
Equity investment	3,112	–	671	87	425	4,295
Equity result (2009) [2]	88	–	(9)	(7)	–	72
December 31, 2008						
Equity interest (in %)	22.5	19.9	28.4	10.0	–	–
Market value (based on listed share prices)	2,206	–	336	38	–	–
Equity investment	2,886	–	706	98	559	4,249
Equity result (2008) [2]	307	(1,390)	(1)	–	86	(998)
2007						
Equity result [2]	1,465	(377)	–	–	(35)	1,053

1 Also including joint ventures accounted for using the equity method.
2 Including investor-level adjustments. The results for EADS for 2008 and 2007 include realized gains of €130 million and €1,452 million, respectively, in connection with the transfer of equity interests in EADS. In addition, for 2007 and regarding EADS, an unrealized gain of €121 million resulting from the mark-to-market valuation of derivative financial instruments in connection with EADS shares is included in other financial income (expense), net.

The following table presents summarized IFRS financial information on investments accounted for using the equity method, which was the basis for applying the equity method in the Group's consolidated financial statements:

in millions of €	EADS	Chrysler	Tognum	Kamaz	Others [1]	Total
Income statement information [2]						
2009						
Sales	43,478	–	2,594	960	2,409	49,441
Net profit (loss)	711	–	101	(51)	18	779
2008						
Sales	40,659	48,442	3,094	2,646	2,647	97,488
Net profit (loss)	1,176	(6,541)	218	29	62	(5,056)
2007						
Sales	39,614	7,967	–	–	1,660	49,241
Net profit (loss)	(1)	(1,942)	–	–	(105)	(2,048)
Balance sheet information [3]						
2009						
Total assets	73,889	–	2,407	1,738	2,835	80,869
Equity	13,706	–	632	723	1,060	16,121
Liabilities	60,183	–	1,775	1,015	1,775	64,748
2008						
Total assets	73,071	81,506	2,606	1,897	3,356	162,436
Equity	12,690	(3,430)	622	811	1,120	11,813
Liabilities	60,381	84,936	1,984	1,086	2,236	150,623

1 Also including joint ventures accounted for using the equity method.
2 Figures of EADS, Chrysler and Tognum generally relate to the period from October 1 to September 30. Figures of Kamaz for 2009 relate to the period from January 1 to September 30 and for 2008 to the period from January 1 to December 31. Figures of Chrysler for 2007 relate to the period from August 4 to September 30; figures of Chrysler for 2008 and 2007 were adjusted for significant transactions and events during the fourth quarter.
3 Figures of EADS, Chrysler, Tognum and Kamaz generally as of September 30. For 2008, figures of Kamaz as of December 31. Figures of Chrysler for 2008 were adjusted for significant transactions and events during the fourth quarter.

EADS. The Group reports its investment in and its proportionate share in the results of the European Aeronautic Defence and Space Company EADS N.V. (EADS) in the reconciliation of total segments' assets to Group assets and total segments' EBIT to Group EBIT, respectively, in the segment reporting.

On July 7, 2004, Daimler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% equity interest in EADS shares. The securities lending had several tranches with terms ranging between three and four years. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. Simultaneously, the Group also entered into option contracts based on EADS shares which provided it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but gave the counterparty the right to participate in increases in the share price above a certain higher threshold while obtaining protection against a decrease in the share price below a minimum amount per share. In the fourth quarter of 2007, the Group started to exercise its option contracts and irrevocably transferred an approximately 1% equity interest in EADS to third parties in that period. From this transaction, Daimler achieved a gain of €35 million before income taxes. In 2008, the Group exercised all remaining option rights and irrevocably transferred an equity interest of approximately 2% in EADS to third parties. From these transactions, Daimler realized a gain of €130 million before income taxes.

In addition, on April 4, 2006, Daimler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, Daimler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. In January 2007, Daimler settled the forward transaction by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million and realized a gain of €762 million before income taxes (including a gain from the realization of derivatives of €49 million).

The transactions contracted in July 2004 and April 2006 reduced the Group's legal ownership in EADS to 22.5%. Until the respective settlements of the transactions (the forward transaction in January 2007 with respect to a 7.5% equity interest in EADS and the exercise of the option rights, beginning in the fourth quarter of 2007, with respect to an approximate 3% equity interest in EADS), however, the original transactions did not meet the criteria of a sale. Therefore, for the period up to derecognition, the Group carried the EADS shares underlying these transactions as an investment on the statement of financial position. Accordingly, Daimler's share in the results of EADS in 2008 was based on an equity interest which declined during the year from 24.9% at the beginning of the year to 22.5% at year end. For 2007, Daimler's share in the results of EADS was based on an equity interest which declined from 33% at the beginning of the year to 24.9% at year end.

We accounted for all derivatives relating to EADS shares as derivative financial instruments with changes in fair value subsequent to initial measurement through the settlement of the respective contracts recognized in other financial income (expense), net. In 2007, the mark-to-market valuation of these derivatives resulted in unrealized gains of €72 million.

On March 13, 2007, a subsidiary of Daimler which holds Daimler's 22.5% interest in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be converted by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. This transaction did not reduce Daimler's equity interest in EADS on which the Group bases its equity-method accounting. As a result of this transaction, the Group reports a minority interest in its consolidated statement of financial position representing the investor's ownership in the consolidated subsidiary that issued the equity interest. The amount reported as minority interest reflects the investor's 33% share in the net assets of that subsidiary.

Chrysler. As of December 31, 2008, the carrying amount of the Group's equity interest in Chrysler Holding and the carrying amounts of the subordinated loans granted to Chrysler were reduced to zero. As a result, until the redemption of the remaining 19.9% equity interest in Chrysler Holding on June 3, 2009, the equity-method accounting of the Group's remaining equity interest in Chrysler Holding did not result in a further impact on Daimler's EBIT (see also Note 2).

In 2008, the Group recorded its proportionate share in the 2008 loss of Chrysler which exceeded the carrying amount of its equity investment in Chrysler as a reduction of the carrying amounts of the subordinated loans granted to Chrysler. The equity results for 2008 and 2007 are based on financial information of Chrysler as of September 30, included with a three-month time lag and adjusted for significant transactions and events that occurred between September 30 and the Group's reporting date of December 31. The adjustments made in 2008 include expenses of €109 million relating to restructuring measures initiated at Chrysler. In 2007, the adjustments comprised expenses of €322 million related to restructuring measures at Chrysler and a new agreement Chrysler reached with the US trade union, UAW. The Group's proportionate shares in the losses of Chrysler for 2008 and 2007 are included in the reconciliation of total segments' EBIT to Group EBIT in the segment reporting. For 2007, the Group's investment in Chrysler is recognized in the reconciliation of total segments' assets to Group assets.

The rights retained by the Group in connection with the transfer of the majority interest in Chrysler, which were contingent upon the residual values of leased vehicles and certain other events, were impaired in 2008 because of an expected decline in the fair value of the financial asset. In addition, due to the significant financial difficulties at Chrysler in the fourth quarter of 2008, the Group determined that objective evidence existed that the carrying amount of loans and receivables due from Chrysler and certain other assets was impaired. The total impairments recognized in 2008 amounted to €1.8 billion and are primarily recorded in "Other financial income (expense), net." In the segment reporting, these impairment charges are included in the reconciliation of total segments' EBIT to Group EBIT.

Tognum. The Group reports its investment and its proportionate share in the results of Tognum in the reconciliation of total segments' assets to Group assets and total segments' EBIT to Group EBIT, respectively, in the segment reporting.

Kamaz. In December 2008, as a part of a strategic partnership, the Group acquired a 10% stake in the Russian commercial vehicle manufacturer Kamaz OAO (Kamaz). Resulting from its representation on Kamaz's board of directors and its significant contractual rights under the terms of a shareholder agreement, the Group can exercise significant influence on Kamaz. Therefore, the Group accounts for its equity interest in Kamaz using the equity method; the investment and the proportionate share in the results of Kamaz are allocated to the Daimler Trucks segment.

13. Receivables from financial services

Receivables from financial services are comprised of the following:

	At December 31, 2009			At December 31, 2008		
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Receivables from						
Retail	11,835	20,772	32,607	11,533	21,759	33,292
Wholesale	4,808	1,001	5,809	6,087	1,054	7,141
Other	125	1,105	1,230	95	2,793	2,888
Gross carrying amount	16,768	22,878	39,646	17,715	25,606	43,321
Allowances for doubtful accounts	(540)	(628)	(1,168)	(331)	(603)	(934)
Carrying amount, net	16,228	22,250	38,478	17,384	25,003	42,387

Types of receivables. Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from Daimler.

Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to dealers or loans for assets purchased by dealers from third parties, primarily used vehicles traded in by dealers' customer or real estate such as dealer showrooms.

Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties.

In 2009, a risk sharing agreement between Daimler and its independent dealers in connection with residual values was modified, which also affected existing lease contracts accounted for as finance leases and shown under retail receivables. Due to these contractual changes, the affected lease contracts were reclassified as operating leases. In consequence, these lease contracts with a carrying amount of €1.2 billion are reported under equipment on operating leases.

All cash flow effects attributable to receivables from financial services are presented within cash provided by (used for) operating activities in the consolidated statement of cash flows.

Allowances. Changes in the allowance account for receivables from financial services were as follows:

in millions of €	2009	2008	2007
Balance at January 1	934	594	924
Charged to costs and expenses	850	712	457
Amounts written off	(446)	(237)	(321)
Reversals	(165)	(131)	(153)
Disposal of Chrysler activities	–	–	(310)
Currency translation and other changes	(5)	(4)	(3)
Balance at December 31	1,168	934	594

The total expense relating to impairment losses on receivables from financial services amounted to €853 million (2008: €730 million; 2007: €487 million).

Credit risks. The following chart gives an overview of credit risks included in receivables from financial services:

	At December 31, 2009	2008
in millions of €		
Receivables, neither past due nor impaired individually	35,270	39,027
Receivables past due, not impaired individually		
less than 30 days	1,219	1,458
30 to 59 days	442	443
60 to 89 days	121	127
90 to 119 days	78	59
120 days or more	184	127
Total	2,044	2,214
Receivables impaired individually	1,164	1,146
Carrying amount, net	38,478	42,387

Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

The carrying amount of receivables from financial services of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2009 was €135 million (2008: €222 million).

Further information on financial risks and nature of risks is provided in Note 30.

Finance leases. Finance leases consist of sales-types leases of vehicles to the Group's direct retail customers and of direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

Maturities of the finance lease contracts are comprised as follows:

	At December 31, 2009				At December 31, 2008			
	< 1 year	1 year up to 5 years	> 5 years	Total	< 1 year	1 year up to 5 years	> 5 years	Total
in millions of €								
Contractual future lease payments	4,650	7,114	1,869	13,633	5,153	9,825	3,824	18,802
Unguaranteed residual values	193	322	147	662	122	331	260	713
Gross investment	4,843	7,436	2,016	14,295	5,275	10,156	4,084	19,515
Unearned finance income	(621)	(1,168)	(334)	(2,123)	(730)	(1,626)	(1,325)	(3,681)
Gross carrying amount	4,222	6,268	1,682	12,172	4,545	8,530	2,759	15,834
Allowances for doubtful accounts	(191)	(284)	(6)	(481)	(135)	(393)	(4)	(532)
Carrying amount, net	4,031	5,984	1,676	11,691	4,410	8,137	2,755	15,302

Leveraged leases. Leveraged leases which are included in the above table also involve those leveraged lease arrangements which are recorded net of non-recourse debt. Revenue is recognized based on the effective interest method using the implicit rate of return that considers the net cash flows underlying the transactions.

In 2009, a number of assets under these leverage lease contracts were sold. The sales were combined with a before maturity termination of the lease contracts (see Note 2). In addition, investments under selected leveraged lease contracts with a fair value less costs to sell of €310 million were recorded under assets held for sale (see Note 18).

The remaining investments in leveraged leases shown in the receivables of financial services consist of a sewage treatment plant and railroad rolling stock; the contractual maturities range from 30 to 32 years. The carrying amount of leveraged leases as of December 31, 2009 and December 31, 2008 was €169 million and €1,304 million, respectively. Daimler recognized income of €5 million (2008: €36 million; 2007: €38 million) relating to these transactions, which is included in revenue.

Sale of receivables. Based on market conditions and liquidity needs, Daimler may sell portfolios of retail and wholesale receivables to third parties (i.e. special purpose entities). At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated statement of financial position.

As of December 31, 2009, the carrying amount of receivables from financial services sold but not derecognized for accounting purposes amounted to €1,006 million (2008: €697 million). The associated risks and rewards are similar to those with respect to receivables from financial services that have not been transferred. For information on the related total liabilities associated with these receivables sold but not derecognized, see Note 23.

14. Other financial assets

The item "other financial assets" shown in the consolidated statement of financial position is comprised of the following classes:

	At December 31, 2009			At December 31, 2008		
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Available-for-sale financial assets	5,118	2,308	7,426	711	847	1,558
Thereof equity instruments	-	1,084	1,084	-	744	744
Thereof debt instruments	5,118	1,224	6,342	711	103	814
Derivative financial instruments used in hedge accounting	474	600	1,074	1,105	879	1,984
Financial assets at fair value through profit or loss	504	714	1,218	1,233	1,132	2,365
Other receivables and financial assets	1,364	395	1,759	1,669	420	2,089
	7,460	4,017	11,477	4,718	3,278	7,996

Investments included in the table above, primarily debt securities, with a carrying amount of €6,342 million in 2009 (2008: €1,091 million) form part of the Group's liquidity management function.

Available-for-sale financial assets. Equity instruments are comprised as follows:

	At December 31, 2009	2008
in millions of €		
Equity instruments carried at fair value	385	193
Equity instruments carried at cost	699	551
	1,084	744

In 2009, equity instruments carried at cost with a carrying amount of €8 million (2008: €35 million; 2007: €5 million) were sold. The realized losses from the sales were €7 million in 2009 (2008: gains of €12 million; 2007: gains of €90 million). As of December 31, 2009, the Group did not intend to dispose of any reported equity instruments carried at cost.

Financial assets at fair value through profit or loss comprise the following:

	At December 31, 2009	2008
in millions of €		
Trading securities	–	277
Derivative financial instruments not used in hedge accounting	1,218	2,088
	1,218	2,365

Derivatives. For information on derivatives see Note 29.

15. Other assets

The remaining non-financial assets are comprised as follows:

	At December 31, 2009 Current	Non-current	Total	At December 31, 2008 Current	Non-current	Total
in millions of €						
Reimbursements due to income tax refunds	584	176	760	411	268	679
Reimbursements due to other tax refunds	989	20	1,009	1,241	14	1,255
Reimbursements due to the Medicare Act (USA)	–	122	122	–	119	119
Other expected reimbursements	385	14	399	404	34	438
Prepaid expenses	225	52	277	289	61	350
Others	169	112	281	226	110	336
	2,352	496	2,848	2,571	606	3,177

Other expected reimbursements predominantly relate to recovery claims from our suppliers in connection with issued product warranties.

16. Inventories

	At December 31, 2009	2008
in millions of €		
Raw materials and manufacturing supplies	1,517	1,725
Work-in-process	1,626	1,880
Finished goods, parts and products held for resale	9,666	13,066
Advance payments to suppliers	36	134
	12,845	16,805

The amount of write-down of inventories to net realizable value recognized as expense in cost of sales was €299 million in 2009 (2008: €245 million; 2007: €111 million). The reversals of write-down on inventories were €7 million in 2009 (2008: €5 million; 2007: €12 million). At December 31, 2009, €1,482 million (2008: €1,894 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over after more than twelve months amounted to €634 million at December 31, 2009 (2008: €583 million) and are primarily spare parts.

Based on the requirement to provide collateral for certain vested employee benefits in Germany, the value of company cars included in inventories at Daimler AG in an amount of €457 million (2008: €464 million) was pledged as collateral to the Daimler Pension Trust e.V.

The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €136 million in 2009 (2008: €102 million). The utilization of these assets occurs in the context of normal business cycle.

17. Trade receivables

	At December 31, 2009	2008
in millions of €		
Gross carrying amount	5,675	7,619
Allowances for doubtful accounts	(390)	(620)
Carrying amount, net	5,285	6,999

As of December 31, 2009, €8 million of the trade receivables mature after more than one year (2008: €26 million).

Allowances. Changes in the allowance account for trade receivables were as follows:

	2009	2008	2007
in millions of €			
Balance at January 1	620	377	476
Charged to costs and expenses	50	280	12
Amounts written off	(281)	(42)	(78)
Disposal of Chrysler activities	–	–	(22)
Currency translation and other changes	1	5	(11)
Balance at December 31	390	620	377

The total expenses relating to the impairment losses of trade receivables amounted to €186 million (2008: €282 million; 2007: €126 million).

Credit risks. The following chart gives an overview of credit risks included in trade receivables:

	At December 31, 2009	2008
in millions of €		
Receivables neither past due nor impaired individually	3,026	4,162
Receivables past due, not impaired individually		
less than 30 days	512	660
30 to 59 days	110	174
60 to 89 days	62	62
90 to 119 days	34	54
120 days or more	394	226
Total	1,112	1,176
Receivables impaired individually	1,147	1,661
Carrying amount, net	5,285	6,999

Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

The carrying amount of trade receivables, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2009 was €14 million (2008: €73 million).

Further information on financial risk and nature of risks is provided in Note 30.

Sale of receivables. Based on market conditions and liquidity needs, Daimler may sell portfolios of trade receivables to third parties. At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated statement of financial position.

As of December 31, 2009, the carrying amount of trade receivables sold, but not derecognized for accounting purposes amounted to €38 million (2008: €67 million). For information on the liabilities related to sold but not derecognized receivables, see Note 23.

18. Assets held for sale from non-automotive leasing portfolios

As of December 31, 2009, non-automotive assets subject to leveraged leases are presented separately as assets held for sale in the consolidated statement of financial position. The carrying amount of these assets amounted to €310 million at December 31, 2009. The major part of these assets was sold in the first two months of 2010. Prior to the classification as assets held for sale, the leveraged lease contracts were included in receivables from financial services. For further information, see Notes 2 and 13.

19. Equity

See also the consolidated statements of changes in equity. The share stock is divided into no-par value shares. All shares are fully paid up. Each share grants one vote at the Annual Meeting of Daimler AG and, if applicable except for new shares potentially not entitled to dividend, an equal portion of the profits as defined by the dividend distribution resolved at the Annual Meeting.

in millions of shares	2009	2008
Shares outstanding on January 1	927	1,014
Reacquired shares not cancelled (share buy-back program) previous years	37	-
Shares issued on January 1	964	1,014
Creation of new shares by exercise of stock options	1	-
Reacquired and cancelled shares (share buy-back program)	-	(50)
Creation of new shares by capital increase	96	-
Shares issued on December 31	1,061	964
Reacquired shares not cancelled (share buy-back program)	(37)	(37)
Shares outstanding on December 31	1,024	927

Treasury shares. In 2009, Daimler neither purchased nor reissued Daimler shares to employees in connection with an employee share purchase plan. In 2008 1.5 million (2007: 0.5 million) Daimler shares were purchased and reissued to employees.

Share buy-back program. By resolution of the Annual Meeting on April 4, 2007 Daimler was authorized to acquire, until October 4, 2008, treasury shares for certain predefined purposes, i.e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to an amount of €267 million of the share capital, or nearly 10% of the share capital as of that date. Between August 30, 2007 and March 28, 2008, Daimler AG exercised this authorization by repurchasing a total of 99.8 million shares in 2007 and 2008 (49.8 million of which after December 31, 2007 between February 14, 2008 and March 28, 2008) representing €267 million of the share capital as of the time of the resolution of the Annual Meeting in 2007, equivalent to 10%, for a total consideration of €6,197 million (€2,717 million of which for the shares repurchased after December 31, 2007). By way of cancellation of 49.8 million repurchased shares without any reduction of the share capital with effect as of the end of April 3, 2008, the amount of share capital attributable to one share increased from approximately €2.73 to approximately €2.87.

On April 9, 2008, the Annual Meeting authorized Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes, i.e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to 10% of the share capital in the amount of €2,766 million issued as of the day of the resolution. Between June 18, 2008 and October 23, 2008, Daimler AG partly exercised the authorization by repurchasing a total of 37.3 million shares representing approximately €107 million of the share capital as of the time of the Annual Meeting, equivalent to approximately 3.87%, for a total consideration of €1,449 million. In 2008 0.2 million shares repurchased were used to meet subscription rights arising from stock option programs.

Insofar as the resolution issued by the Annual Meeting on April 9, 2008 authorizing Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes up to 10% of the share capital as of the day of the resolution had not been utilized, it was terminated by resolution of the Annual Meeting on April 8, 2009. Simultaneously, Daimler was again authorized to acquire, until October 8, 2010, treasury shares for certain predefined purposes, i.e. for the purpose of cancellation and to meet subscription rights arising from stock option programs, up to 10% of the share capital as of date of that resolution.

Through a final verdict reached by the higher regional court in Frankfurt am Main in November 2009, the exchange ratio specified in the domination and profit and loss transfer agreement of 1988 between the former Daimler-Benz AG and AEG AG, was specified from five AEG shares for one old Daimler-Benz share to a ratio of 2.9 to 1. Accordingly, the compensation payment for unpaid AEG dividends determined in the domination and profit and loss transfer agreement was increased from a rate of 20% to 34.5% of the respective Daimler dividends. From today's perspective, this verdict will result in an obligation for Daimler to supply a maximum of approximately 4.3 million Daimler shares and a maximum of approximately €150 million in cash.

For compensation of these obligations, Daimler intends to use parts of the stock of repurchased and not cancelled shares from the 2008 share buy-back program.

As of December 31, 2009, 37.1 million treasury shares repurchased under the resolution issued at the Annual Meeting on April 9, 2008 are still held by Daimler AG.

Authorized capital. By way of a resolution adopted at the Annual Meeting on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase Daimler AG's share capital in the period until April 8, 2013 by a total of €500 million by issuing new registered no par value shares in exchange for cash contributions and by a total of €500 million by issuing new registered no par value shares in exchange for non-cash contributions (Authorized Capital I and II). The Board of Management was also authorized with the consent of the Supervisory Board to exclude shareholders' subscription rights under certain conditions. Under partial utilization of the authorized capital, the Board of Management decided, with the consent of the Supervisory Board of March 22, 2009, to increase Daimler AG's share capital of €2,768 million by €276 million to €3,044 million in exchange for cash contributions, excluding any shareholders' subscription rights, by issuing 96.4 million new registered no par value shares at an issue price of €20.27 per share to Semare Beteiligungsverwaltungsgesellschaft mbH. Semare Beteiligungsverwaltungsgesellschaft mbH is an indirect subsidiary of Aabar Investments PJSC (Aabar), Abu Dhabi. The capital increase became effective upon entry in the Commercial Register ("Handelsregister") on March 24, 2009. Resulting transaction costs of €7 million (net of taxes) were deducted from capital reserves. The new shares are entitled to dividends for the first time for the financial year beginning on January 1, 2009.

The Annual Meeting on April 8, 2009 authorized the Board of Management again, with the consent of the Supervisory Board, to increase Daimler AG's share capital in the period until April 7, 2014 by a total of €1,000 million in one lump sum or by separate partial amounts at different times by issuing new, registered no par value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). Among other things, the Board of Management was authorized with the consent of the Supervisory Board to exclude shareholders' subscription rights under certain conditions. In this context, the Annual Meeting further resolved to cancel the former Authorized Capital I and II with effect as of the time when the new Approved Capital 2009 becomes effective, but only to the extent that it had not been utilized. The new Approved Capital 2009 and the cancellation of the remaining former Authorized Capital I and II came into effect with their entry in the Commercial Register on June 5, 2009.

Conditional capital. By way of a resolution adopted at the Annual Meeting on April 6, 2005, the Board of Management was authorized, with the consent of the Supervisory Board, to issue convertible bonds and/or option notes with warrants with a total face value of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new Daimler shares with an allocable portion of the share capital of up to €300 million, in line with the specified conditions, by April 5, 2010. This authorization has not yet been exercised.

Stock option plans. As of December 31, 2009, 22 million options from stock option plans with a nominal amount of €64 million had not yet been exercised.

The table below shows the changes in other reserves directly recognized in equity:

in millions of €	2009 Before taxes	2009 Taxes	2009 Net of taxes	2008 Before taxes	2008 Taxes	2008 Net of taxes	2007 Before taxes	2007 Taxes	2007 Net of taxes
Unrealized gains (losses) from currency translation adjustments	267	-	267	(32)	-	(32)	(790)	-	(790)
Financial assets available for sale									
Unrealized gains (losses)	255	(8)	247	(287)	13	(274)	(93)	14	(79)
(Income) expense reclassified through profit or loss	-	-	-	-	-	-	(6)	2	(4)
Unrealized gains (losses) from financial assets available for sale	255	(8)	247	(287)	13	(274)	(99)	16	(83)
Derivative financial instruments									
Unrealized gains (losses)	(17)	54	37	473	(114)	359	1,215	(389)	826
(Income) expense reclassified through profit or loss	(414)	69	(345)	(542)	129	(413)	(533)	212	(321)
Unrealized gains (losses) from derivative financial instruments	(431)	123	(308)	(69)	15	(54)	682	(177)	505
Investments accounted for using the equity method									
Unrealized gains (losses)	441	(116)	325	(263)	83	(180)	645	(153)	492
(Income) expense reclassified through profit or loss	(191)	61	(130)	(361)	129	(232)	(1,382)	465	(917)
Unrealized gains (losses) from investments accounted for using the equity method	250	(55)	195	(624)	212	(412)	(737)	312	(425)
Other comprehensive income (loss)	341	60	401	(1,012)	240	(772)	(944)	151	(793)

In the line item "Unrealized gains (losses) from investments accounted for using the equity method," the amounts of 2009 include the following components (amounts attributable to shareholders of Daimler AG only): unrealized gains from currency translation adjustments before taxes and net of taxes of €31 million (2008: unrealized losses before taxes and net of taxes of €18 million; 2007: unrealized losses before taxes and net of taxes of €22 million), unrealized gains from financial assets available for sale before taxes of €28 million and net of taxes of €26 million (2008: unrealized gains before taxes of €35 million and net of taxes of €37 million; 2007: unrealized losses before taxes of €148 million and net of taxes of €144 million) and unrealized gains from derivative financial instruments before taxes of €42 million and net of taxes of €27 million (2008: unrealized losses before taxes of €530 and net of taxes of €358 million; 2007: unrealized losses before taxes of €650 million and net of taxes of €342 million).

The changes in other reserves directly recognized in equity attributable to minority interest are as follows:

in millions of €	Before taxes	Taxes	2009 Net of taxes	Before taxes	Taxes	2008 Net of taxes	Before Taxes	Taxes	2007 Net of taxes
Unrealized gains (losses) from currency translation adjustments	(7)	–	(7)	43	–	43	(12)	–	(12)
Unrealized gains (losses) from financial assets available for sale	–	–	–	(2)	1	(1)	(3)	1	(2)
Unrealized gains (losses) from investments accounted for using the equity method	148	(38)	110	(111)	38	(73)	83	–	83
Other comprehensive income (loss)	141	(38)	103	(70)	39	(31)	68	1	69

20. Share-based payment

As of December 31, 2009, the Group has the 2006-2009 Performance Phantom Share Plans (PPSP) and the Stock Option Plans (SOP) outstanding. The Stock Appreciation Rights (SAR) Plan from previous years expired on February 24, 2009 without affecting the consolidated statement of income (loss) in 2009. The exercisable stock options of 2003 and 2004 are equity-settled share-based payment instruments and are measured at fair value at the date of grant. The PPSP are cash-settled share-based payment instruments and are measured at their respective fair values at the balance sheet date.

The PPSP are paid off at the end of the stipulated holding period; earlier, pro-rated payoff is possible only if certain defined conditions are met. The PPSP 2005 was paid off as planned in the first quarter of 2009.

The effects of share-based payment arrangements on the consolidated statement of income (loss) and statement of financial position were as follows (before income taxes):

in millions of €	2009	Remuneration expense / (income) 2008	2007	Provision at December 31, 2009	2008
PPSP	31	(75)	161	72	73
MTI	–	–	4	–	–
SAR	–	(8)	39	–	–
SOP	1	(18)	24	–	–
	32	(101)	228	72	73

Expenses / (income) in the consolidated statement of income (loss) resulting from rights of current or former members of the Board of Management are as follows:

	Dr. Dieter Zetsche			Wilfried Porth			Andreas Renschler		
in millions of €	2009	2008	2007	2009	2008	2007	2009	2008	2007
PPSP	1.7	(2.7)	5.1	0.3	–	–	0.7	(1.4)	2.6
SAR	–	(0.2)	0.1	–	–	–	–	.	.
SOP	0.1	(4.5)	3.0	–	–	–	–	–	.

	Bodo Uebber			Dr. Thomas Weber		
in millions of €	2009	2008	2007	2009	2008	2007
PPSP	0.8	(1.5)	2.7	0.7	(1.3)	2.5
SAR	–	.	.	–	.	.
SOP	0.1	(1.8)	1.2	0.1	(1.8)	1.2

	Günther Fleig			Dr. Rüdiger Grube			Thomas W. LaSorda		
in millions of €	2009	2008	2007	2009	2008	2007	2009	2008	2007
PPSP	–	(1.3)	2.5	–	(1.4)	2.5	–	–	0.9
SAR	–	.	.	–	–	–	–	–	–
SOP	–	(2.3)	1.5	–	(2.3)	1.5	–	–	.

	Eric R. Ridenour			Thomas W. Sidlik		
in millions of €	2009	2008	2007	2009	2008	2007
PPSP	–	–	0.6	–	–	0.8
SAR	–	–	–	–	–	0.1
SOP	–	–	.	–	–	1.5

The details shown in the overview do not represent any paid or committed remuneration, but refer to income and expense which has been calculated according to IFRS. Details regarding remuneration of the members of the Board of Management in 2009 can be found in the Remuneration Report (see page 156).

Performance Phantom Share Plans. In 2009, the Group adopted a Performance Phantom Share Plan (PPSP), similar to that used 2005 to 2008, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) multiplied by the quoted price of Daimler's ordinary shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

The Group recognizes a provision for awarding the PPSP. Since payment per vested phantom share depends on the quoted price of one Daimler ordinary share, the quoted price represents the fair value of each phantom share. The proportionate remuneration expenses for the individual years are determined on the basis of the year-end quoted price of Daimler ordinary shares and the estimated target achievement.

Stock Option Plans. In April 2000, the Group's shareholders approved the Daimler Stock Option Plan (SOP), which grants stock options for the purchase of Daimler ordinary shares to eligible employees. Options granted under the SOP are exercisable at a reference price per Daimler ordinary share, which is determined in advance, plus a 20% premium. The options become exercisable in equal installments at the earliest on the second and third anniversaries of the date of grant. All unexercised options expire ten years after the date of grant. If the market price per Daimler ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. After 2004 no new stock options were granted.

In the event of exercise, the Group has generally issued ordinary shares so far.

Chrysler employees are still able to exercise their rights. Employees are allowed to exercise their rights within one year after leaving the Group. For Chrysler employees who had an active status on August 3, 2007, the possibility to exercise their rights expired on August 3, 2008. Former employees with an inactive status at deconsolidation are allowed to exercise their rights for a maximum of five years after leaving the Group. Exercises, and therefore the potential issue of new ordinary shares, could cause an increase in the share capital of Daimler, similar to exercises of stock options by current Daimler employees. As of December 31, 2009, inactive Chrysler employees held 1.8 million exercisable rights.

Due to the deconsolidation of the Chrysler activities, the outstanding rights for Chrysler employees no longer result in a debt from share-based payment. As of December 31, 2009, Daimler recorded a provision for Chrysler rights that are not paid off.

The table below shows the basic terms of the SOP (in millions):

Year of grant	Reference price	Exercise price	Options granted	Options outstanding At December 31, 2009	Options exercisable At December 31, 2009
2000	€62.30	€74.76	15.2	5.2	5.2
2001	€55.80	€66.96	18.7	5.2	5.2
2002	€42.93	€51.52	20.0	4.2	4.2
2003	€28.67	€34.40	20.5	2.9	2.9
2004	€36.31	€43.57	18.0	4.9	4.9

Options granted to the Board of Management in 2004 for which – according to the recommendations of the German Corporate Governance Code – the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

Analysis of the stock options issued is as follows:

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of the year	24.3	56.61	29.1	57.66	67.1	56.00
Options granted	–	–	–	–	–	–
Exercised	(0.2)	34.40	(0.6)	39.11	(35.7)	53.89
Disposals/Forfeited	(1.7)	60.15	(4.2)	66.75	(2.3)	67.97
Outstanding at year-end	22.4	56.57	24.3	56.61	29.1	57.66
Exercisable at year-end	22.4	56.57	24.3	56.61	29.1	57.66

The weighted average share price of Daimler ordinary shares during the exercise period was €35.07 (2008: €45.86; 2007: €65.69).

Analysis of the stock options issued to the current members of the Board of Management is as follows:

Dr. Dieter Zetsche

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	1.0	52.99	1.0	52.99	1.0	52.99
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end	1.0	52.99	1.0	52.99	1.0	52.99
Exercisable at year-end	1.0	52.99	1.0	52.99	1.0	52.99
Weighted maturity		2.0 years		3.0 years		4.0 years

Wilfried Porth

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year [1]	.	65.40	–	–	–	–
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end [1]	.	65.40	–	–	–	–
Exercisable at year-end [1]	.	65.40	–	–	–	–
Weighted maturity		1.0 years		–		–

1 For number of stock options no disclosure in 2009 due to rounding.

Andreas Renschler

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	0.2	51.88	0.2	51.88	0.2	51.88
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end	0.2	51.88	0.2	51.88	0.2	51.88
Exercisable at year-end	0.2	51.88	0.2	51.88	0.2	51.88
Weighted maturity		2.2 years		3.2 years		4.2 years

Bodo Uebber

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	0.1	49.51	0.1	49.51	0.1	49.51
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end	0.1	49.51	0.1	49.51	0.1	49.51
Exercisable at year-end	0.1	49.51	0.1	49.51	0.1	49.51
Weighted maturity		2.8 years		3.8 years		4.8 years

Dr. Thomas Weber

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	0.2	43.61	0.2	43.61	0.2	43.61
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Exercisable at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Weighted maturity		2.8 years		3.8 years		4.8 years

Analyse of the stock options issued to the former members of the Board of Management is as follows:

Günther Fleig

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	–	–	0.6	53.88	0.6	53.88
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end	–	–	0.6	53.88	0.6	53.88
Exercisable at year-end	–	–	0.6	53.88	0.6	53.88
Weighted maturity		–		2.9 years		3.9 years

Dr. Rüdiger Grube

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	–	–	0.4	45.66	0.4	45.66
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at year-end	–	–	0.4	45.66	0.4	45.66
Exercisable at year-end	–	–	0.4	45.66	0.4	45.66
Weighted maturity		–		3.6 years		4.6 years

Thomas W. LaSorda

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	–	–	–	–	0.2	55.00
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at August 3, 2007	–	–	–	–	0.2	55.00
Exercisable at August 3, 2007	–	–	–	–	0.2	55.00
Weighted maturity		–		–		3.9 years

Eric R. Ridenour

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	–	–	–	–	0.1	50.62
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at August 3, 2007	–	–	–	–	0.1	50.62
Exercisable at August 3, 2007	–	–	–	–	0.1	50.62
Weighted maturity		–		–		4.3 years

Thomas W. Sidlik

	2009 Number of stock options in millions	2009 Average exercise price € per share	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share
Balance at beginning of year	–	–	–	–	0.6	56.54
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals/Forfeited	–	–	–	–	–	–
Outstanding at August 3, 2007	–	–	–	–	0.6	56.54
Exercisable at August 3, 2007	–	–	–	–	0.6	56.54
Weighted maturity		–		–		3.6 years

With regard to the figures shown in the above table, it has to be considered that benefits from the stock option plans only arise if the Daimler share price exceeds the hurdle which has been individually defined for each stock option plan and if the owner of the stock options realizes an exercise. As variable compensation, only the difference between the reference and exercise price of the respective stock option plan is paid out. The following average exercise price is only a statistical factor, which results from the weighted average of the exercise prices shown in the table for the basic terms of the SOP. The sum of rights shown here is calculated from the addition of the different amounts of options that were granted in the years 2000 to 2004.

Provisions for pension benefit plans and similar obligations are comprised of the following components:

in millions of €	At December 31, 2009	2008
Provision for pension benefits (pension plans)	3,148	3,282
Provision for other post-employment benefits	924	848
Provision for other benefits	10	10
	4,082	4,140

Defined pension benefit plans

The Group provides pension benefits with defined entitlements to almost all of its employees, which have to be accounted for as defined benefit plans and are funded in large part with assets. Starting in 2008, the majority of the active employees are entitled to pay-related defined pension benefits. Under these plans, employees earn benefits for each year of service. The benefits earned per year of service are dependent on the salary level and age of the respective employees.

Funded status. The following information with respect to the Group's pension plans is presented separately for German plans and non-German plans. In 2006 and 2005, the non-German plans were principally comprised of plans in the United States still including the Chrysler plans. In 2007, as a result of the deconsolidation of Chrysler, the Group's provisions for pension benefits and the corresponding plan assets decreased significantly.

The funded status has developed since 2005 as follows:

	At December 31, 2009			At December 31, 2008			At December 31, 2007		
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of defined benefit obligations	16,529	14,183	2,346	15,044	12,780	2,264	15,686	13,539	2,147
Less fair value of plan assets	10,624	9,197	1,427	10,110	8,796	1,314	13,774	12,073	1,701
Funded status deficit (surplus)	5,905	4,986	919	4,934	3,984	950	1,912	1,466	446

	At December 31, 2006			At December 31, 2005		
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of defined benefit obligations	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	35,176	11,542	23,634	34,348	10,590	23,758
Funded status deficit (surplus)	2,290	3,186	(896)	7,166	4,573	2,593

The reconciliation of the funded status to the net amounts recognized in the consolidated statement of financial position is as follows:

in millions of €	At December 31, 2009 Total	German plans	Non-German plans	At December 31, 2008 Total	German plans	Non-German plans
Funded status	5,905	4,986	919	4,934	3,984	950
Unrecognized actuarial net losses	(2,795)	(2,465)	(330)	(1,677)	(1,347)	(330)
Unrecognized past service cost	(1)	–	(1)	(1)	–	(1)
Net amounts recognized	3,109	2,521	588	3,256	2,637	619
Thereof recognized in: Other assets	(39)	–	(39)	(26)	–	(26)
Thereof recognized in: Provisions for pensions and similar obligations	3,148	2,521	627	3,282	2,637	645

The development of the present value of the defined pension benefit obligations and the fair value of plan assets is as follows:

in millions of €	2009 Total	German plans	Non-German plans	2008 Total	German plans	Non-German plans
Present value of the defined benefit obligation at January 1	15,044	12,780	2,264	15,686	13,539	2,147
Current service cost	295	226	69	348	272	76
Interest cost	847	734	113	824	715	109
Contributions by plan participants	57	54	3	142	140	2
Actuarial (gains) losses	1,134	1,015	119	(1,143)	(1,150)	7
Past service cost (income)	4	–	4	(109)	(121)	12
Curtailments	–	–	–	(9)	–	(9)
Settlements	(101)	.	(101)	(89)	(1)	(88)
Pension benefits paid	(733)	(626)	(107)	(682)	(614)	(68)
Currency exchange-rate and other changes	(18)	–	(18)	76	–	76
Present value of the defined benefit obligation at December 31	16,529	14,183	2,346	15,044	12,780	2,264
Thereof with plan assets	15,300	13,058	2,242	13,911	11,747	2,164
Thereof without plan assets	1,229	1,125	104	1,133	1,033	100
Fair value of plan assets at January 1	10,110	8,796	1,314	13,774	12,073	1,701
Expected return on plan assets	660	568	92	901	782	119
Actuarial gains (losses)	(32)	(116)	84	(3,970)	(3,520)	(450)
Actual return on plan assets	628	452	176	(3,069)	(2,738)	(331)
Contributions by the employer	602	500	102	58	–	58
Contributions by plan participants	3	–	3	2	–	2
Settlements	(89)	–	(89)	(67)	–	(67)
Benefits paid	(645)	(551)	(94)	(606)	(539)	(67)
Currency exchange-rate and other changes	15	–	15	18	–	18
Fair value of plan assets at December 31	10,624	9,197	1,427	10,110	8,796	1,314

The experience related adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments, are as shown in the following table (based on the pension benefit plans and plan assets at December 31):

					At December 31,
	2009	2008	2007	2006	2005
in millions of €					
Present value of obligation	**(43)**	(194)	154	45	(201)
Fair value of plan assets	**(32)**	(3,970)	(238)	1,685	1,629

Plan assets. At December 31, 2009, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and to administer the plans. The Group's plan asset allocations are presented in the following table:

	Plan assets German plans At December 31,		Plan assets Non-German plans At December 31,	
	2009	2008	2009	2008
in % of plan assets				
Equity securities	**26**	40	**45**	41
Debt securities	**49**	47	**40**	43
Alternative investments	**8**	9	**4**	5
Real estate	**4**	4	**3**	5
Liquidity and other plan assets	**13**	.	**8**	6

Alternative investments consist of private equity and debt investments as well as investments in commodities and hedge funds.

Assumptions. The measurement date for the Group's pension benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is generally January 1. The assumptions used to calculate the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The Group used the following weighted average assumptions to determine pension benefit obligations:

	German plans At December 31, 2009	2008	Non-German plans At December 31, 2009	2008
in %				
Discount rates	5.3	5.9	5.1	5.0
Expected long-term remuneration increases [1]	–	–	3.9	3.7
Expected increase in cost of living [2]	1.8	1.8	–	–

1 For most German plans, expected increases in long-term remuneration are not a part of the benefit formula.
2 For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

The Group used the following weighted average assumptions to determine net periodic pension cost:

	German Plans 2009	2008	2007	Non-German Plans 2009	2008	2007
in %						
Discount rates	5.9	5.4	4.5	5.0	5.3	5.7
Expected long-term returns on plan assets	6.5	6.5	7.5	7.2	7.3	8.5
Expected long-term remuneration increases [1]	–	3.1	2.5	3.7	4.6	4.1
Expected increase in cost of living [2]	1.8	1.9	1.9	–	–	–

1 For most German plans, expected increases in long-term remuneration are not a part of the benefit formula.
2 For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

Discount rates. The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of high-quality corporate bonds with maturities and values matching those of the pension payments.

Expected return on plan assets. The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocations of plan assets and expected future returns for the various asset classes in the portfolios. Temporary variability in the asset allocations of plan assets does not result in adjustments of the expected long-term rates of return. Our investment committees survey banks and large asset portfolio managers about their expectations for future returns for the relevant market indices. The allocation-weighted average return expectations serve as an initial indicator for the expected rate of return on plan assets for each pension fund.

In addition, Daimler considers long-term actual plan assets' results and historical market returns in its evaluation in order to reflect the long-term character of the plan assets.

Multi-employer plans. Daimler participates in some collectively bargained defined benefit pension plans maintained by more than one employer. The Group accounts for these plans as defined contribution plans because the information required to use defined benefit accounting is not available in a timely manner and in sufficient detail. The Group can not exercise direct control over such plans and the plan-trustees have no legal obligation to share information directly with participating employers. Based on available information, Daimler's share in the underfunded status of the plans (difference between liabilities and assets), as of the beginning of 2009 amounted to €0.1 billion. Higher contributions by the Group to such a pension plan could result in particular when the underfunded status exceeds a specific level.

Net pension cost (income). The components of net pension cost (income) for the continued and discontinued operations were as follows:

	2009 Total	2009 German plans	2009 Non-German plans	2008 Total	2008 German plans	2008 Non-German plans	2007 Total	2007 German plans	2007 Non-German plans
in millions of €									
Current service cost	295	226	69	348	272	76	609	334	275
Interest cost	847	734	113	824	715	109	1,421	651	770
Expected return on plan assets	(660)	(568)	(92)	(901)	(782)	(119)	(2,016)	(862)	(1,154)
Amortization of net actuarial (gains) losses	27	14	13	(1)	-	(1)	(38)	-	(38)
Past service cost (income)	5	-	5	(120)	(121)	1	46	-	46
Net periodic pension cost (income)	514	406	108	150	84	66	22	123	(101)
Curtailments and settlements	17	-	17	3	-	3	21	(2)	23
Net pension cost (income)	531	406	125	153	84	69	43	121	(78)

Net pension cost is included in the following line items within the consolidated statements of income (loss):

	2009	2008	2007
in millions of €			
Cost of sales	172	129	216
Selling expenses	70	65	53
General administrative expenses	37	12	37
Research and non-capitalized development costs	38	25	33
Interest income (expense), net	214	(78)	(224)
Net profit (loss) from discontinued operations	-	-	(72)
	531	153	43

Expected payments. In 2010, Daimler expects to make cash contributions of €0.3 billion to its pension plans. In addition, the Group expects to make pension benefit payments of €0.1 billion under pension benefit schemes without plan assets.

Defined pension contribution plans

At Daimler, the payments made under defined pension contribution plans are primarily related to government-run pension plans. In 2009, the total cost from payments made under defined contribution plans amounted to €1.0 billion (2008: €1.0 billion; 2007: €1.2 billion).

Other post-employment benefits

Certain foreign subsidiaries of Daimler provide their employees with post-employment health and life-insurance benefits with defined entitlements, which have to be accounted for as defined benefit plans. As a result of the deconsolidation of the Chrysler activities in 2007, the Group's benefit obligations and net benefit costs under other post-employment benefit plans are no longer material to the Group's continuing operations.

22. Provisions for other risks

The development of provisions for other risks is summarized as follows:

in millions of €	Product warranties	Sales incentives	Personnel and social costs	Other	Total
Balance at December 31, 2008	5,926	887	2,350	2,577	11,740
Thereof current	3,025	887	1,031	1,887	6,830
Thereof non-current	2,901	.	1,319	690	4,910
Additions	1,949	795	581	993	4,318
Utilizations	(2,755)	(711)	(900)	(758)	(5,124)
Reversals	(321)	(59)	(174)	(358)	(912)
Addition of accrued interest and effects of changes in discount rates	658	-	210	135	1,003
Currency translation and other changes	32	2	(13)	(39)	(18)
Balance at December 31, 2009	5,489	914	2,054	2,550	11,007
Thereof current	2,874	914	803	1,720	6,311
Thereof non-current	2,615	-	1,251	830	4,696

Product warranties. Daimler issues various types of product warranties, under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The provision for these product warranties covers expected costs for legal and contractual warranty claims, as well as expected costs for policy coverage, recall campaigns and buyback commitments. The provision for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buy-backs may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues. The utilization date of product warranties depends on the incidence of the warranty claims and can span the entire term of the product warranties.

Sales incentives. The provisions for sales incentives relate to obligations for expected reductions in revenue already recognized. These include bonuses, discounts and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods but will not be paid until subsequent periods.

Personnel and social costs. Provisions for personnel and social costs primarily comprise expected expenses of the Group for employee anniversary bonuses, profit sharing arrangements, management bonuses as well as early retirement and partial retirement plans. The additions recorded to the provisions for profit sharing and management bonuses in the reporting year usually result in cash outflows in the following year.

Other. Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. They also include provisions for other taxes and various other risks.

23. Financing liabilities

		At December 31, 2009			At December 31, 2008	
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Notes/bonds	7,972	22,123	30,095	11,158	22,935	34,093
Commercial paper	176	-	176	2,320	-	2,320
Liabilities to financial institutions	6,066	6,934	13,000	8,038	6,570	14,608
Deposits from the direct banking business	9,403	3,195	12,598	5,033	977	6,010
Liabilities from ABS transactions	753	539	1,292	370	327	697
Liabilities from finance lease	49	348	397	60	391	451
Loans, other financing liabilities	617	119	736	449	9	458
	25,036	33,258	58,294	27,428	31,209	58,637

Based on market conditions and liquidity needs, Daimler may sell certain receivables and future lease payments resulting from equipment on operating leases to third parties. As of December 31, 2009, relating to these transactions, liabilities of €1,330 million (2008: €764 million) are accounted for as secured borrowings. The respective liabilities are reported under liabilities from ABS transactions in the amount of €1,292 million (2008: €697 million) and under liabilities to financial institutions in the amount of €38 million (2008: €66 million). In 2008, €1 million was reported under loans, other financing liabilities.

Liabilities from finance leases relate primarily to leases of property, plant and equipment which transfer substantially all risks and rewards to the Group as lessee. Future minimum lease payments under finance leases at December 31, 2009 amounted to €588 million (2008: €637 million). The reconciliation of future minimum lease payments from finance lease arrangements to the corresponding liabilities is as follows:

	Future minimum lease payments At December 31,		Interest included in future minimum lease payments At December 31,		Liabilities from finance lease arrangements At December 31,	
	2009	2008	2009	2008	2009	2008
in millions of €						
Maturity						
within one year	61	77	12	17	49	60
between one and five years	160	204	62	62	98	142
later than five years	367	356	117	107	250	249
	588	637	191	186	397	451

24. Other financial liabilities

Other financial liabilities are composed of the following items:

	At December 31, 2009			At December 31, 2008		
	Current	Non-current	Total	Current	Non-current	Total
in millions of €						
Derivative financial instruments used in hedge accounting	141	67	208	185	46	231
Financial liabilities recognized at fair value through profit or loss	273	402	675	572	554	1,126
Liabilities from residual value guarantees	1,338	1,115	2,453	1,550	1,090	2,640
Liabilities from wages and salaries	896	-	896	894	-	894
Other	4,941	564	5,505	5,175	252	5,427
Miscellaneous other financial liabilities	7,175	1,679	8,854	7,619	1,342	8,961
	7,589	2,148	9,737	8,376	1,942	10,318

Derivative financial instruments. Information on derivative financial instruments can be found in Note 29.

Financial liabilities recognized at fair value through profit or loss relate exclusively to derivative financial instruments, which are not used in hedge accounting.

25. Other liabilities

Other liabilities are composed of the following items:

	At December 31, 2009			At December 31, 2008		
	Current	Non-current	Total	Current	Non-current	Total
in millions of €						
Income tax liabilities	56	74	130	135	76	211
Miscellaneous other liabilities	1,018	1	1,019	922	1	923
	1,074	75	1,149	1,057	77	1,134

26. Consolidated statement of cash flows

Calculating funds. As of December 31, 2009, cash and cash equivalents include restricted funds of €14 million (2008: €139 million; 2007: €223 million). The restricted funds of prior periods resulted from consolidated special purpose entities and could solely be used to settle the respective financial liabilities.

Cash provided by operating activities. The changes in other operating assets and liabilities are as follows:

	2009	2008	2007
in millions of €			
Provisions	203	(1,382)	(859)
Financial instruments	(44)	217	(159)
Miscellaneous other assets and liabilities	740	528	1,718
	899	(637)	700

Cash provided by operating activities includes the following cash flows:

	2009	2008	2007
in millions of €			
Interest paid	(894)	(651)	(1,541)
Interest received	471	765	977
Income taxes paid, net	(358)	(898)	(1,020)
Dividends received	109	67	69

The line item other non-cash expense and income within the reconciliation of net profit to cash provided by operating activities primarily comprises adjustments for deferred tax expense (benefit) and the Group's share in the profit (loss) of companies accounted for using the equity method. In addition, the amount in 2008 includes the impairment of certain Chrysler related assets.

Cash used for financing activities. Cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2009, cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €71 million (2008: €79 million; 2007: €77 million).

27. Legal proceedings

Various legal proceedings, claims and governmental investigations are pending against Daimler AG and its subsidiaries on a wide range of topics, including vehicle safety, emissions, fuel economy, financial services, dealer, supplier and other contractual relationships, intellectual property rights, product warranties, environmental matters, and shareholder matters. Some of these proceedings allege defects in various components in several different vehicle models or allege design defects relating to vehicle stability, pedal misapplication, brakes or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages or undertake service actions, recall campaigns or other costly actions.

On August 17, 2009, the Official Committee of Unsecured Creditors of OldCarCo LLC (formerly Chrysler LLC) filed a lawsuit with the United States Bankruptcy Court, Southern District of New York, against Daimler AG, Daimler North America Corporation and certain (former) board members of Chrysler LLC. The Committee claims unspecified damages based on theories of constructive and intentional fraudulent transfer, breach of fiduciary duty, and other legal theories, alleging that the consideration received in certain transactions effected in connection with the investment by Cerberus in Chrysler LLC was not fair consideration. Daimler considers these claims and allegations to be without merit and will defend itself vigorously.

The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming

- lost revenue of €3.33 billion for the period September 1, 2003 through December 31, 2004 plus interest (€1.1 billion through May 18, 2009 plus 5% per annum over the respective base rate since then),
- and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then),
- plus refinancing costs of €56 million.

Since, among other things, some of the contractual penalties are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and the defendants delivered their rebuttal on October 1, 2007 (see also Note 28). The arbitrators held the first hearing on June 16 and 17, 2008. Additional briefs from the claimant and the defendants were filed in May 2009. Following a motion by defendants to disqualify the arbitrator nominated by plaintiff, the arbitration panel cancelled a hearing scheduled for October 2009. We do not expect the hearing to be rescheduled before the motion to disqualify has been finally resolved. Daimler believes the claims are without merit and will continue to defend itself vigorously.

As previously reported, the US Securities and Exchange Commission ("SEC") and the US Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler including the anti-bribery, record-keeping and internal control provisions of the US Foreign Corrupt Practices Act ("FCPA"). Daimler has voluntarily shared with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and has provided the agencies with information pursuant to outstanding subpoenas and other requests. Daimler has also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC.

Daimler has completed its internal investigation and has determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions. Daimler has taken various actions designed to address and resolve the issues identified in the course of its investigation and to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising Daimler's governance policies and internal control procedures and taking personnel actions.

Daimler has been in discussions with the DOJ and SEC regarding consensually resolving the agencies' investigations. There can be no assurance about whether and when settlements with the DOJ or SEC will become final and effective.

Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. The Group establishes provisions in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in the Group's consolidated financial statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2009. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2009. Although the final resolution of any such matters could have a material effect on Daimler's operating results and cash flows for a particular reporting period, Daimler believes that it should not materially affect the Group's financial position.

28. Guarantees and other financial commitments

Guarantees. The following table shows the amounts of provisions and liabilities at December 31 which have been established by the Group in connection with its issued guarantees (excluding product warranties):

	Amount recognized as a liability At December 31, 2009	2008
in millions of €		
Financial guarantees	183	262
Guarantees under buy-back commitments	66	62
Other guarantees	105	132
	354	456

Financial guarantees. Financial guarantees principally represent guarantees that require the Group to make certain payments if guarantee holders fail to meet their financial obligations. The maximum potential obligation resulting from these guarantees amounted to €1,493 million at December 31, 2009 (December 31, 2008: €1,857 million). These amounts include guarantees, which the Group issued for the benefit of Chrysler in connection with the Chrysler transactions entered into in 2007 and 2009. These guarantees relate to Chrysler's pension obligations and certain other financial obligations of Chrysler. For a portion of these financial guarantees, Chrysler provided collateral to an escrow account. See Note 2 for the amounts and further information.

Guarantees under buy-back commitments. Guarantees under buy-back commitments represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, the right being primarily contingent on the future purchase of vehicles or services. As of December 31, 2009, the maximum potential obligation resulting from these buy-back guarantees was €690 million (2008: €715 million). Residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties are not included in those amounts.

Other guarantees. Other guarantees principally comprise pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As of December 31, 2009, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €95 million (2008: €61 million).

In 2002, our subsidiary Daimler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12 tons GVW using German highways. Daimler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect).

According to the operating agreement, the toll collection system had to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005 with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

Failure to perform various obligations under the operating agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €150 million per year until the final operating permit has been issued and at €100 million per year following the issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting may require the consortium members to provide additional operating funds to Toll Collect GmbH.

The operating agreement calls for the submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages including contractual penalties and reimbursement of lost revenue that allegedly arose from delays in the operability of the toll collection system. See Note 27 for additional information.

Each of the consortium members (including Daimler Financial Services AG) has provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, Daimler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

- *Guarantee of bank loans.* Daimler AG issued a guarantee to third parties up to a maximum amount of €115 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders.
- *Equity maintenance undertaking.* The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so-called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenue against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions or other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

Cofiroute's risks and obligations are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

While Daimler's maximum future obligation resulting from the guarantee of the bank loan can be determined (2009: €115 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the financial guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material. Only the guarantee for the bank loan is included in the above disclosures for financial guarantees.

Obligations associated with product warranties are also not included in the above disclosures. See Note 22 for provisions relating to such obligations.

Other financial commitments. In connection with certain production programs, Daimler has committed to purchase various volumes of outsourced manufactured parts and components over extended periods. The Group also has entered into service arrangements for the provision of future services. In addition, the Group has committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under the latter arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2009, commitments to purchase outsourced manufactured parts and components, to purchase services, and to invest in plant and equipment are approximately €4.5 billion.

The Group has also entered into non-cancelable operating leases for property, plant and equipment. In 2009, Daimler recognized as expense rental payments of €513 million (2008: €563 million; 2007: €817 million). Future minimum lease payments under non-cancelable long-term lease agreements are due as follows (nominal amounts):

	At December 31, 2009	2008
in millions of €		
Maturity		
within one year	304	306
between one and five years	951	997
later than five years	1,117	1,239
	2,372	2,542

In addition, the Group issued loan commitments for a total of €1.6 billion and €1.5 billion as of December 31, 2009 and 2008, respectively. These loan commitments are unused as of those dates.

29. Financial instruments

Carrying amounts and fair values of financial instruments

The following table shows the carrying amounts and fair values of the Group's financial instruments. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of that financial instrument from another independent party. Given the varying influencing factors, the reported fair values can only be viewed as indicators of the prices that may actually be achieved on the market.

	At December 31, 2009		At December 31, 2008	
	Carrying amount	Fair value	Carrying amount	Fair value
in millions of €				
Financial assets				
Receivables from financial services	38,478	38,510	42,387	41,927
Trade receivables	5,285	5,285	6,999	6,999
Cash and cash equivalents	9,800	9,800	6,912	6,912
Other financial assets				
Available-for-sale financial assets [1]	7,426	7,426	1,558	1,558
Financial assets recognized at fair value through profit or loss	1,218	1,218	2,365	2,365
Derivative financial instruments used in hedge accounting	1,074	1,074	1,984	1,984
Other receivables and assets	1,759	1,759	2,089	2,089
	65,040	65,072	64,294	63,834
Financial liabilities				
Financing liabilities	58,294	59,677	58,637	55,755
Trade payables	5,622	5,622	6,478	6,478
Other financial liabilities				
Financial liabilities recognized at fair value through profit or loss	675	675	1,126	1,126
Derivative financial instruments used in hedge accounting	208	208	231	231
Miscellaneous other financial liabilities	8,854	8,854	8,961	8,961
	73,653	75,036	75,433	72,551

1 Includes equity interests measured at cost of €699 million (2008: €551 million), whose fair value can not be determined with sufficient reliability.

The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31, 2009	2008
in millions of €		
Assets		
Trade receivables	5,285	6,999
Other receivables and assets	1,759	2,089
Receivables from financial services [1]	26,787	27,085
Loans and receivables	33,831	36,173
Available-for-sale financial assets	7,426	1,558
Financial assets recognized at fair value through profit or loss [2]	1,218	2,365
Liabilities		
Trade payables	5,622	6,478
Financing liabilities [3]	56,567	57,422
Other financial liabilities [4]	8,671	8,699
Financial liabilities measured at cost	70,860	72,599
Financial liabilities recognized at fair value through profit or loss [2]	675	1,126

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

1 This does not include lease receivables of €11,691 million (2008: €15,302 million) as these are not assigned to an IAS 39 measurement category.
2 Financial instruments classified as held for trading purposes. These figures include also financial instruments that do not qualify for hedge accounting treatment.
3 This does not include liabilities from finance leases of €397 million (2008: €451 million) or liabilities from non-transference of assets of €1,330 million (2008: €764 million) as these are not assigned to an IAS 39 measurement category.
4 This does not include liabilities from financial guarantees of €183 million (2008: €262 million) as these are not assigned to an IAS 39 measurement category.

Financial assets and liabilities measured at fair value are classified into the following fair value hierarchy:

	Total	Level 1 [1]	At December 31, 2009 Level 2 [2]	Level 3 [3]
in millions of €				
Assets measured at fair value				
Financial assets available for sale	6,727	940	5,787	–
Financial assets recognized at fair value through profit or loss	1,218	–	1,218	–
Derivative financial instruments used in hedge accounting	1,074	–	1,074	–
	9,019	940	8,079	–
Liabilities measured at fair value				
Financial liabilities recognized at fair value through profit or loss	675	–	675	–
Derivative financial instruments used in hedge accounting	208	–	208	–
	883	–	883	–

1 Fair value measurement based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
2 Fair value measurement based on inputs for the asset or liability that are observable on active markets either directly (i.e. as prices) or indirectly (i.e. derived from prices).
3 Fair value measurement based on inputs for the asset or liability that are not observable market data.

The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date. The following methods and premises were used:

Receivables from financial services. The fair values of receivables from financial services with variable interest rates are estimated to be equal to the respective carrying amounts since the interest rates agreed and those available on the market do not significantly differ. The fair values of receivables from financial services with fixed interest rates are determined on the basis of discounted expected future cash flows. The discounting is based on the current interest rates at which similar loans with identical terms could have been borrowed as of December 31, 2009 and December 31, 2008.

Trade receivables and cash and cash equivalents. Due to the short terms of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

Other financial assets. Financial assets available for sale include:
- *Equity interests measured at fair value.* The equity interests measured at fair value were measured using quoted market prices at December 31.
- *Equity interests measured at cost.* These equity interests for which fair values or market prices are not available are measured at cost. These equity interests comprise investments in non-listed companies for which no objective evidence existed at the balance sheet date that these assets are impaired and whose fair values can not be determined with sufficient reliability. It is assumed that the fair values are equal to the carrying amounts.
- *Debt instruments.* Debt instruments were measured using quoted market prices at December 31. The fair values of debt securities for which quoted prices could not be obtained on the market were based on valuation models using market data.

Financial assets recognized at fair value through profit or loss include:
- *Derivative financial instruments not used in hedge accounting.* For further details on currency, interest rate and commodity hedging contracts, see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. Hedging instruments for equities in 2008 also include instruments for listed investments, which are accounted for using the equity method.
- *Trading securities.* The trading securities measured at fair value were measured using quoted market prices at December 31.

Derivative financial instruments used in hedge accounting include:
- *Derivative currency hedging contracts.* The fair values of currency forwards are determined on the basis of the discounted estimated future cash flows using market interest rates appropriate to the remaining terms of the financial instruments. Currency options were measured using price quotations or option pricing models using market data.
- *Derivative interest rate hedging contracts.* The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models using market data.
- *Derivative commodity hedging contracts.* The fair values of commodity hedging contracts (e.g. commodity forwards) are determined on the basis of current reference prices in consideration of forward premiums and discounts.

Other receivables and assets include:
- *Short-term other receivables and assets.* These financial instruments are carried at cost. Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.
- *Long-term other receivables and assets.* These financial instruments are reported at amortized cost on the statement of financial position. It is assumed that the carrying amounts principally approximate the fair values of these financial instruments.

Financing liabilities. The fair values of bonds are calculated as the present values of the estimated future cash flows. Market interest rates for the appropriate terms are used for discounting. On account of the short terms of commercial papers and loans used in revolving credit facilities, it is assumed that the carrying amounts of these financial instruments approximate their fair values.

Trade payables. Due to the short maturities of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

Other financial liabilities. Financial liabilities recognized at fair value through profit or loss include:
- *Derivative financial instruments not used in hedge accounting.* See the notes above under other financial assets.
- *Derivative financial instruments used in hedge accounting.* See the notes above under other financial assets.

Miscellaneous other financial liabilities include:
- *Liabilities from residual value guarantees.* For current liabilities, it is assumed that fair value approximates the carrying amount of these financial instruments due to their short maturities. Non-current liabilities are reported at amortized cost on the statement of financial position; it is assumed that the carrying amounts approximate the fair values of these financial instruments.
- *Miscellaneous other financial liabilities.* Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

Net gains or losses

The following table shows the net gains or losses of financial instruments included in the consolidated statement of income (loss) (not including derivative financial instruments used in hedge accounting):

in millions of €	2009	2008	2007
Financial assets and liabilities recognized at fair value through profit or loss [1]	**(407)**	(62)	64
Financial assets available for sale	**38**	(29)	168
Loans and receivables	**(546)**	(2,022)	(375)
Financial liabilities measured at cost	**(130)**	1	13

1 Financial instruments classified as held for trading and derivative financial instruments not used in hedge accounting.

Net gains and losses of financial assets and liabilities recognized at fair value through profit or loss include primarily gains and losses attributable to changes in fair value.

Net gains and losses on financial assets available for sale include realized income from these investments and gains or losses from sales transactions.

Net gains and losses on loans and receivables are mainly comprised of impairment losses and recoveries that are charged to cost of sales, selling expenses, other financial income (expense) and net profit (loss) from discontinued operations.

Total interest income and total interest expense

Total interest income and total interest expense of the continued operations for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

in millions of €	2009	2008	2007
Total interest income	**2,983**	3,610	3,429
Total interest expense	**(2,943)**	(2,990)	(2,633)

Please refer to Note 1 for qualitative descriptions of accounting for financial instruments (including derivative financial instruments).

Information on derivative financial instruments

Use of derivatives. The Group uses derivative financial instruments such as interest rate swaps for hedging interest risks. Currency risks are hedged mainly through currency forward transactions and options.

Fair values of hedging instruments. The table below shows the fair values of hedging instruments:

	At December 31,	
in millions of €	2009	2008
Fair value hedges	**425**	493
Cash flow hedges	**441**	1,260

Fair value hedges. The Group uses fair value hedges primarily for hedging interest rate risks.

The changes in fair value of these hedging instruments resulted in net losses of €31 million in 2009 (2008: net gains of €540 million; 2007: net gains of €144 million). The offsetting changes in the value of underlying transactions resulted in net gains of €53 million in 2009 (2008: net losses of €567 million; 2007: net losses of €150 million).

These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

Cash flow hedges. The Group uses cash flow hedges primarily for hedging currency and interest rate risks.

Unrealized pre-tax gains and losses on the measurement of derivatives, which are recognized in equity without an effect on earnings, are as follows:

	2009	2008	2007
in billions of €			
Unrealized gains (losses)	[illegible]	0.5	1.2

Reclassifications of pre-tax gains (losses) from equity to the statement of income (loss) are as follows:

	2009	2008	2007
in millions of €			
Revenue	707	1,090	487
Cost of sales	(63)	(21)	14
Interest income (expense), net	(230)	(527)	30
Net profit (loss) from discontinued operations	–	–	2
	414	542	533

The unrealized gains and losses on the measurement as well as reclassifications from equity to income do not include gains and losses from derivatives of investments which are accounted for using the equity method (see Note 19 for further information).

The consolidated net loss for 2009 includes net losses (before income taxes) of €1 million (2008: net gains of €2 million; 2007: net gains of €6 million) from the valuation of derivative financial instruments which were ineffective for hedging purposes.

In 2009, the discontinuation of cash flow hedges resulted in gains of €18 million (2008: €3 million; 2007: €5 million).

The maturities of the interest rate hedges and cross currency interest rate hedges correspond with those of the underlying transactions. As of December 31, 2009, Daimler utilized derivative instruments with a maximum maturity of 36 months as hedges for currency risks arising from future transactions.

30. Risk management

General information on financial risk

Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices, while commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. Furthermore, the Group is exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Daimler Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. If these financial risks materialize, they could adversely affect Daimler's financial position, cash flows and profitability.

Daimler has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and the respective controlling. The guidelines upon which the Group's risk management processes are based are designed to identify and analyze these risks throughout the Group, to set appropriate risk limits and controls and to monitor the risks by means of reliable and up-to-date administrative and information systems. The guidelines and systems are regularly reviewed and adjusted to changes in markets and products.

The Group manages and monitors these risks primarily through its operating and financing activities and, if required, through the use of derivative financial instruments. Daimler does not use derivative financial instruments for purposes other than risk management. Without these derivative financial instruments, the Group would be exposed to higher financial risks (additional information on financial instruments and especially derivatives is included in Note 29). Daimler regularly evaluates its financial risks with due consideration of changes in key economic indicators and up-to-date market information.

Any market sensitive instruments, including equity and debt securities, that the funds hold to finance pension and other post-employment benefit obligations are not included in this quantitative and qualitative analysis. Please refer to Note 21 for additional information regarding Daimler's pension plans and funds.

Credit risk

Credit risk is the risk of economic loss arising from a counterparty's failure to repay or service debt according to the contractual terms. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness as well as concentration risks.

The maximum risk positions of financial assets which generally are subject to credit risk, are equal to their carrying amounts and are shown in the following table:

	See also Note	Maximum risk position 2009	Maximum risk position 2008
in millions of €			
Liquid assets		16,142	8,003
Receivables from financial services	13	38,478	42,387
Trade receivables	17	5,285	6,999
Derivative financial instruments used in hedge accounting (assets only)	14	1,074	1,984
Derivative financial instruments not used in hedge accounting (assets only)	14	1,218	2,088
Loan commitments	28	1,587	1,536
Other receivables and financial assets	14	1,759	2,089

Liquid assets. Liquid assets mainly consist of cash and cash equivalents and debt instruments from available-for-sale financial assets. With the investment of liquid assets, the banks and issuers of securities are selected very carefully and diversified in accordance with a limit system. The limits and their utilizations are reassessed continuously. Hence, there were various limit adjustments relating to the current financial market crisis. In line with the Group's risk policy, the predominant part of liquid assets is held in investments with an external rating of "A" or better.

Receivables from financial services. Daimler's financing and leasing activities are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored and steered based on defined standards, guidelines and procedures. Daimler Financial Services manages its credit risk irrespective of whether it is related to an operating lease or a finance lease contract. For this reason, statements concerning the credit risk of Daimler Financial Services refer to the entire leasing business, unless specified otherwise.

The exposure to credit risk from financing and lease activities is monitored based on the portfolio subject to credit risk. The portfolio subject to credit risk is an internal control quantity that consists of receivables from financial services, the portion of the operating lease portfolio that is subject to credit risk and the volumes from dealer inventory financing. Receivables from financial services comprise claims arising from finance lease contracts and repayment claims from financing loans. The operating lease portfolio is reported under "equipment on operating leases" in the Group's consolidated financial statements.

In addition, the Daimler Financial Services segment is exposed to credit risk from irrevocable loan commitments to retailers and end customers. At December 31, 2009, irrevocable loan commitments of Daimler Financial Services amounted to €1,503 million, of which €651 million had a maturity of less than one year; €852 million had maturities between 2 and 3 years. In 2008, irrevocable loan commitments of Daimler Financial Services amounted to €1,507 million, of which €572 million had a maturity of less than one year; €869 million had maturities between 2 and 3 years.

The Daimler Financial Services segment has guidelines at a global as well as at a local level which set the framework for effective risk management. In particular, these rules deal with minimum requirements for all risk-relevant credit processes, the evaluation of customer quality requests for collateral as well as the treatment of unsecured loans and non-performing claims. The limitation of concentration risks is implemented primarily by global limits, which refer to single customer exposures. As of December 31, 2009, exposure to the top 15 customers did not exceed 4.5% of the total portfolio. Daimler Financial Services manages its business considering both, the risk and the return.

With respect to its financing and lease activities, the Group takes collateral for customer transactions. The value of collateral generally depends on the amount of the financed assets. Usually, the financed vehicles serve as collateral, secured by certificate of ownership. Furthermore, Daimler Financial Services mitigates the credit risk from financing and lease activities, for example through advance payments from customers.

Scoring systems are applied for the assessment of the default risk of retail and small business customers. Corporate customers are evaluated using internal rating instruments and external credit bureau data if available.

The scoring and rating results as well as the availability of security and other risk mitigation instruments, such as pre-payments, guarantees and, to a lower extent, residual debt insurances, are essential elements for credit decisions.

Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due as specified by the contractual terms. Examples of objective evidence that loans or finance lease receivables are impaired include the following factors: significant financial difficulty of the borrower, the probability that the borrower falls bankrupt or become delinquent or defaults on its installment payments, and restructured or renegotiated contracts to avoid delinquency.

The vast majority of loans and finance lease receivables related to retail or small business customers are grouped into homogeneous pools and collectively assessed for impairment. Objective evidence that loans and finance lease receivables are impaired includes, for example, adverse changes in the payment status of borrowers included in the pool and an unfavorable change in the economic conditions affecting the portfolio with similar risk characteristics.

If single loans and lease receivables are identified to be individually impaired, procedures are initiated to take possession of the asset financed or leased or, alternatively, to renegotiate the impaired contract. Restructuring policies and practices are based on the indicators or criteria which, in the judgment of local management, indicate that repayment will probably continue and that the total proceeds expected to be derived from the renegotiated contract exceed the expected proceeds to be derived from repossession and remarketing. For the carrying amounts of the receivables relating to renegotiated loans that would otherwise be past due or impaired, please refer to Note 13.

Further details on receivables from financial services and the balance of the recorded impairments are also provided in Note 13.

Trade receivables. Trade receivables are mostly receivables from worldwide sales activities of vehicles and spare parts. The credit risk from trade receivables encompasses the default risk of customers, e.g. dealers and general distribution companies, other corporate and private customers. Daimler manages its credit risk from trade receivables on the basis of internal guidelines.

A significant part of the trade receivables from each country's domestic business is secured by various country-specific types of collateral. These types include, for instance, conditional sales, guarantees and sureties as well as mortgages and cash deposits. In addition, Group companies guard against credit risk via credit assessments.

For trade receivables from export business, Daimler also evaluates each general distribution company's creditworthiness by means of an internal rating process and its country risk. In this context, the year-end financial statements and other relevant information of the general distribution companies are used and assessed.

Depending on the creditworthiness of the general distribution companies, Daimler usually establishes credit limits and limits credit risks by the following types of collateral:
- credit insurances,
- first-class bank guarantees,
- letters of credit, and
- pledges.

These procedures are defined in the export credit guideline, which has Group-wide validity.

Appropriate provisions are recognized for the risks inherent in trade receivables. For this purpose, all receivables are regularly reviewed and impairments are recognized if there is any objective indication of non performance or other contractual violations. In general, material individual receivables and receivables whose realizability is jeopardized are assessed individually. Taking country-specific risks and any collateral into consideration, the other receivables are grouped by similarity of contract and tested for impairment collectively.

Further information on trade receivables and the status of impairments recognized is provided in Note 17.

Derivative financial instruments. The Group does not use derivative financial instruments for purposes other than risk management. Daimler manages the credit risk exposure in connection with derivative financial instruments through a limit system, which is based on the review of each counterparty's financial strength. This system limits and diversifies the credit risk. As a result, Daimler is exposed to credit risk only to a low extent with respect to its derivative financial instruments.

Other receivables and financial assets. Other receivables and financial assets included Chrysler related loans, receivables and other assets, which were subject to impairment in 2008 (see also Note 12). With respect to other receivables and financial assets in 2009, Daimler is exposed to credit risk only to a low extent.

Liquidity risk

Liquidity risk comprises the risk that a company cannot meet its financial obligations in full.

Daimler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflows generated by its operating business. These liquid assets comprise in particular cash and cash equivalents as well as debt instruments classified as held for sale. The Group can dispose of these liquid assets at short notice.

In general, Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and market conditions, Daimler issues commercial paper, bonds and financial instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements. In addition, significantly increased customer deposits at Mercedes-Benz Bank in 2009 were used as a further source of refinancing. The funds raised are primarily used to finance the cash needs of the lease and financing business and the working capital and capital expenditure requirements. According to internal guidelines, the refunding of the lease and financing business is generally carried out with matching maturities of cash flows.

In light of the financial and economic crisis and the resulting risks, the Group deliberately increased its liquidity in 2009 to €16.1 billion (December 31, 2008: €8.0 billion). The high level of liquidity will tend to decrease again in 2010, depending on the development of the economic environment.

At year-end 2009, the Group had short-term and long-term credit lines totaling €21.1 billion, of which €8.0 billion was not utilized. These credit lines include a syndicated US $4.9 billion credit facility of Daimler AG. This facility will mature in December 2011. In October 2009 the Group replaced the maturing syndicated €3 billion 364-day facility with a new €3 billion 2-year-credit-facility with a syndicate of international banks. These two syndicated facilities serve as a back-up for commercial paper drawings and provide funds for general corporate purposes. At the end of 2009, both facilities were unused.

From an operating point of view, the management of the Group's liquidity exposures is centralized by a daily cash pooling process. This process enables Daimler to manage its liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary. The Group's short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from the operating business.

Information on the Group's financing liabilities is also provided in Note 23 to the consolidated financial statements.

Despite the ongoing financial market crisis in 2009, Daimler had adequate access to the capital markets. High borrowing costs at the beginning of 2009 decreased significantly for the Daimler Group as the year progressed. In the case of a renewed negative trend in the financial markets, Daimler could again be faced with increasing borrowing costs and lower financial flexibility. Higher borrowing costs would have an impact on the competitiveness and profitability of the Group's financial services business.

The following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities and financial guarantees as of December 31, 2009.

Liquidity runoff[1]

in millions of €	Total	2010	2011	2012	2013	2014	≥ 2015
Financing liabilities[2]	65,827	27,237	16,285	8,168	4,511	4,940	4,686
Derivative financial instruments[3]	1,286	729	363	130	36	26	2
Trade payables[4]	5,622	5,615	7	–	–	–	–
Other financial liabilities excluding derivatives	8,854	7,175	614	702	160	74	129
Irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG[5]	1,587	735	686	166	–	–	–
Financial guarantees[6]	1,493	1,493	–	–	–	–	–
Total	84,669	42,984	17,955	9,166	4,707	5,040	4,817

1 The values were calculated as follows:
(a) If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which Daimler can be required to pay. The customer deposits of Mercedes-Benz Bank are considered in this analysis to mature within the first year.
(b) The cash flows of floating interest financial instruments are estimated on the basis of forward rates.
2 The stated cash flows of financing liabilities consist of their undiscounted principal and interest payments.
3 The undiscounted sum of the net cash outflows of the derivative financial instruments are shown for the respective year. For single time bands, this may also include negative cash flows from derivatives with an overall positive fair value.
4 The cash outflows of trade payables are undiscounted.
5 The maximum available amounts are stated.
6 The maximum potential obligations under the issued guarantees is stated. It is assumed that the guarantees are called within the first year.

Finance market risks

The global nature of its businesses exposes Daimler to significant market risks resulting from fluctuations in foreign currency exchange rates and interest rates. In addition, the Group is exposed to market risks in terms of commodity price risk associated with its business operations, which the Group hedges partially through derivative financial instruments. The Group is also exposed to equity price risk. If these market risks materialize, they will adversely affect the Group's financial position, cash flows and profitability.

Daimler manages market risks to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the Group and its segments. The Group calculates its overall exposure to these market risks to provide the basis for hedging decisions, which include the selection of hedging instruments and the determination of hedging volumes and the corresponding periods. Decisions regarding the management of market risks resulting from fluctuations in foreign exchange rates, interest rates (asset-/liability management) and commodity prices are regularly made by the relevant Daimler risk management committees.

As part of its risk management system, Daimler employs value at risk analyses as recommended by the Bank for International Settlements. In performing these analyses, Daimler quantifies its market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices on a continuous basis by predicting the maximum loss over a target time horizon (holding period) and confidence level.

The value at risk calculations employed:

- express potential losses in fair values, and
- assume a 99% confidence level and a holding period of five days.

Daimler calculates the value at risk for exchange rate, interest rate and equity price risk according to the variance-covariance approach. The value at risk calculation method for commodity hedging instruments is based on the Monte Carlo simulation.

When calculating the value at risk by using the variance-covariance approach, Daimler first computes the current fair value of the Group's financial instruments portfolio. Then the sensitivity of the portfolio value to changes in the relevant market risk factors, such as particular foreign currency exchange rates or interest rates of specific maturities, is quantified. Based on expected volatilities and correlations of these market risk factors which are obtained from the RiskMetrics™ dataset, a statistical distribution of potential changes in the portfolio value at the end of the holding period is computed. The loss which is reached or exceeded with a probability of only 1% can be deduced from this calculation and represents the value at risk.

The Monte Carlo simulation uses random numbers to generate possible changes in market risk factors over the holding period. The changes in market risk factors indicate a possible change in the portfolio value. Running multiple repetitions of this simulation leads to a distribution of portfolio value changes.

The value at risk can be determined based on this distribution as the portfolio value loss which is reached or exceeded with a probability of 1%.

In accordance with the risk management standards of the international banking industry, Daimler maintains its financial controlling system independent of Corporate Treasury and with a separate reporting line.

Exchange rate risk. *Transaction risk and currency risk management.* The global nature of Daimler's businesses exposes cash flows and earnings to risks arising from fluctuations in exchange rates. These risks primarily relate to fluctuations between the US dollar as well as other important currencies and the euro.

In accordance with its internal guidelines, Daimler refinances receivables denominated in foreign currencies, which relate to the Group's invested liquidity, in the same foreign currencies. As a result, the Group is not exposed to significant exchange rate risks.

Payables in foreign currencies that result from the Group's refinancing are generally hedged against currency risks at the time of the refinancing. The Group uses appropriate derivative financial instruments to hedge against currency risk.

In the operating vehicle businesses, the Group's exchange rate risk primarily arise when revenue is generated in a currency that is different from the currency in which the costs of generating the revenue are incurred (so-called transaction risk). When the revenue is converted into the currency in which the costs are incurred, it may be inadequate to cover the costs if the value of the currency in which the revenue is generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes-Benz Cars segment, which generates a major portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euro. The Daimler Trucks segment is also subject to transaction risk, but to a lesser extent because of its global production network. The Mercedes-Benz Vans and Daimler Buses segments are also directly exposed to transaction risk, but only to a minor degree compared to the Mercedes-Benz Cars and Daimler Trucks segments. In addition, through its proportionate share in the results of its equity investment in EADS, the Group is indirectly exposed to transaction risk.

Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that the exchange rate risk resulting from revenue generated in a particular currency can be offset by costs in the same currency, even if the revenue arises from a transaction independent of that in which the costs are incurred. As a result, only the unmatched amounts are subject to transaction risk. In addition, natural hedging opportunities exist to the extent that currency exposures of the operating businesses of individual segments offset each other at Group level, thereby reducing overall currency exposure. These natural hedges eliminate the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, Daimler strives, where appropriate, to increase cash outflows in the same currencies in which the Group has a net excess inflow.

In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), Daimler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. Daimler's Foreign Exchange Committee (FXCo) manages the Group's exchange rate risk and its hedging transactions through currency derivatives. The FXCo consists of the Chief Financial Officer, the head of the Investor Relations & Treasury department, the head of the Corporate Controlling department and the heads of the Controlling departments of the relevant segments. The Corporate Treasury department assesses foreign currency exposures and carries out the FXCo's decisions concerning foreign currency hedging through transactions with international financial institutions. Risk Controlling regularly informs the Board of Management of the actions taken by Corporate Treasury based on the FXCo's decisions.

The Group's targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far in the future, and, on the other hand, it may be limited by the fact that appropriate currency contracts are not available. This reference model aims to protect the Group from unfavorable movements in exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this reference model and depending on the market outlook, the FXCo determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year-end 2009, the centralized foreign exchange management showed an unhedged position in the automotive business in calendar year 2010 amounting to 30% of the underlying forecasted cash flows in US dollars. The corresponding figure at year-end 2008 for calendar year 2009 was 12%. The higher unhedged position compared to last year contributes to a higher exposure of cash flows to currency risk with respect to the US dollar.

The hedged position is determined by the amount of derivative currency contracts held. The derivative financial instruments used to cover foreign currency exposure are primarily forward foreign exchange contracts and currency options. Daimler's guidelines call for a mixture of these instruments depending on the view of market conditions. Value at risk is used to measure the exchange rate risk inherent in these derivative financial instruments.

The following table shows the period-end, high, low and average value at risk figures for the 2009 and 2008 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

				2009				2008
in millions of €	Period-end	High	Low	Average	Period-end	High	Low	Average
Exchange rate risk (from derivative financial instruments)	177	692	165	337	572	572	253	380

The average value at risk of the financial instruments used to hedge exchange rate risks decreased in 2009 as a result of lower exchange rate volatilities.

Effects of currency translation. For purposes of Daimler's consolidated financial statements, the income and expenses and the assets and liabilities of subsidiaries located outside the euro zone are converted into euro. Therefore, period-to-period changes in average exchange rates may cause translation effects that have a significant impact on, for example, revenue, segment results (earnings before interest and taxes - EBIT) and net profit or loss of the Group. Unlike exchange rate transaction risk, exchange rate translation risk does not necessarily affect future cash flows. The Group's equity position reflects changes in book values due to exchange rates. Daimler does not hedge against exchange rate translation risk.

In 2009, 2008 and 2007, currency effects negatively affected our operating results.

Interest rate risk. Daimler uses a variety of interest rate sensitive financial instruments to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities results from the leasing and sales financing business which is operated by the Daimler Financial Services segment. The Daimler Financial Services companies enter into transactions with customers that primarily result in fixed-rate receivables. Daimler's general policy is to match funding in terms of maturities and interest rates, where economically feasible. However, for a limited portion of the receivables portfolio in selected and developed markets, the Group does not match funding in terms of maturities in order to take advantage of market opportunities. As a result, Daimler is exposed to risks due to changes in interest rates. In this regard, the Group does not create liquidity risks since finance and leasing contracts are funded with matching maturities.

An asset/liability committee consisting of members of the Daimler Financial Services segment, the Corporate Treasury department and the Corporate Controlling department manages the interest rate risk relating to Daimler's leasing and financing activities by setting targets for the interest rate risk position. The Treasury Risk Management department and the local Daimler Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Daimler Financial Services Risk Management department monitors target achievement on a monthly basis. In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, Daimler generally uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions and caps and floors. Daimler assesses its interest rate risk position by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

Derivative financial instruments are also used in conjunction with the refinancing related to the industrial business. Daimler coordinates the funding activities of the industrial and financial services businesses at the Group level.

The following table shows the period-end, high, low and average value at risk figures for the 2009 and 2008 portfolio of interest rate sensitive financial instruments of the Group, including the leasing and sales financing business. The average values have been computed on an end-of-quarter basis.

	2009				2008			
in millions of €	Period-end	High	Low	Average	Period-end	High	Low	Average
Interest rate risk	49	49	33	41	13	163	13	79

The average value at risk of the interest rate sensitive financial instruments decreased in 2009 due to lower interest rate volatilities.

Commodity price risk. Daimler is exposed to the risk of changes in raw material prices in connection with procuring raw materials and manufacturing supplies used in production. Some of the raw material price risk, primarily relating to procuring of certain metals, is mitigated with the use of derivative financial instruments.

The following table shows the period-end, high, low and average value at risk figures for the 2009 and 2008 portfolio of derivative financial instruments used to hedge raw material price risk. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

	2009				2008			
in millions of €	Period-end	High	Low	Average	Period-end	High	Low	Average
Commodity price risk (from derivative financial instruments)	24	35	21	27	41	45	5	25

The period-end value at risk of financial instruments used to hedge commodity price risks decreased in 2009 as a result of lower commodity price volatilities.

Equity price risk. Daimler holds investments in marketable equity securities and equity derivatives. In line with international banking standards, the Group does not include investments in marketable equity securities that it classifies as long-term investments in its equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. The remaining equity price risk in the years 2009 and 2008 was not, and is not currently, material to Daimler.

31. Segment reporting

At the beginning of 2009, the Group adjusted its segment reporting. The business activities of Mercedes-Benz Vans and Daimler Buses, which were previously reported as part of Vans, Buses, Other, are now presented separately. The other business activities of the Group which previously also formed part of Vans, Buses, Other (amongst others EADS as well as Chrysler until June 3, 2009) are included in the column "Reconciliation" together with other corporate items and eliminations of intersegment transactions. Prior-year figures have been adjusted accordingly.

The segment information presented below does not include amounts relating to discontinued operations. The segment assets and liabilities as well as capital expenditures, depreciation and amortization of the discontinued operations in 2007 are included in the reconciliation to the consolidated amounts.

Reportable segments. The reportable segments of the Group are Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans, Daimler Buses and Daimler Financial Services. The segments are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers.

The vehicle segments develop and manufacture passenger cars and off-road vehicles, trucks and buses. Mercedes-Benz Cars sells its passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach. Daimler Trucks distributes its trucks under the brand names Mercedes-Benz, Freightliner, Western Star and Fuso. The vans of the Mercedes-Benz Vans segment are primarily sold under the brand name Mercedes-Benz. Daimler Buses sells completely built-up buses under the brand names Mercedes-Benz, Setra and Orion. In addition, Daimler Buses produces and sells bus chassis. The vehicle segments also sell related spare parts and accessories.

The Daimler Financial Services segment supports the sales of the Group's vehicle segments worldwide. Its product portfolio mainly comprises tailored financing and leasing packages for customers and dealers. The segment also provides services such as insurance, fleet management, investment products and credit cards.

Management reporting and controlling systems. The Group's management reporting and controlling systems principally use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as "EBIT" in our management and reporting system.

EBIT is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income and expense, and our share of profit (loss) from investments accounted for using the equity method, net, as well as other financial income (expense), net.

Intersegment revenue is generally recorded at values that approximate third-party selling prices.

Segment assets principally comprise all assets. The industrial business segments' assets exclude income tax assets, assets from defined benefit plans and certain financial assets (including liquidity).

Segment liabilities principally comprise all liabilities. The industrial business segments' liabilities exclude income tax liabilities, liabilities from defined benefit plans and certain financial liabilities (including financing liabilities).

Pursuant to risk sharing agreements between Daimler Financial Services and the respective vehicle segments the residual value risks associated with the Group's operating leases and its finance lease receivables are primarily borne by the vehicle segments that manufactured the leased equipment. The terms of the risk sharing arrangement vary by segment and geographic region.

Non-current assets comprise of intangible assets, property, plant and equipment and equipment on operating leases.

Capital expenditures for property, plant and equipment and intangible assets reflect the cash effective additions to these property, plant and equipment and intangible assets as far as they do not relate to capitalized borrowing costs or goodwill and finance leases.

With respect to information about geographical regions, revenue is allocated to countries based on the location of the customer; non-current assets are disclosed according to the physical location of these assets.

Segment information as of and for the years ended December 31, 2009, 2008 and 2007:

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total Segments	Reconciliation	Consolidated
2009								
Revenue	40,205	16,633	6,002	4,173	11,366	78,379	545	78,924
Intersegment revenue	1,113	1,727	213	65	630	3,748	(3,748)	–
Total revenue	41,318	18,360	6,215	4,238	11,996	82,127	(3,203)	78,924
Segment profit (loss) (EBIT)	(500)	(1,001)	26	183	9	(1,283)	(230)	(1,513)
Thereof share of profit (loss) from investments accounted for using the equity method	(3)	(4)	(13)	–	7	(13)	85	72
Segment assets	32,452	14,317	4,585	2,806	65,059	119,219	9,602	128,821
Thereof investments accounted for using the equity method	101	220	60	2	54	437	3,858	4,295
Segment liabilities	21,978	8,020	3,109	1,728	60,389	95,224	1,770	96,994
Additions to non-current assets	8,263	1,518	574	318	4,527	15,200	(560)	14,640
Thereof capital expenditures for intangible assets	967	427	9	10	7	1,420	2	1,422
Thereof capital expenditures for property, plant and equipment	1,618	597	113	78	14	2,420	3	2,423
Depreciation and amortization of non-current assets	2,732	1,045	476	132	2,571	6,956	(242)	6,714
Thereof amortization of intangible assets	597	129	74	11	19	830	(2)	828
Thereof depreciation of property, plant and equipment	1,511	619	229	59	14	2,432	4	2,436

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total Segments	Reconciliation	Consolidated
2008								
Revenue	46,480	26,018	9,157	4,739	11,359	97,753	716	98,469
Intersegment revenue	1,292	2,554	322	69	605	4,842	(4,842)	–
Total revenue	47,772	28,572	9,479	4,808	11,964	102,595	(4,126)	98,469
Segment profit (loss) (EBIT)	2,117	1,607	818	406	677	5,625	(2,895)	2,730
Thereof share of profit (loss) from investments accounted for using the equity method	75	12	(8)	–	31	110	(1,108)	(998)
Segment assets	33,956	16,936	5,243	2,920	67,708	126,763	5,462	132,225
Thereof investments accounted for using the equity method	154	228	86	1	61	530	3,719	4,249
Segment liabilities	20,611	9,651	3,351	1,646	63,076	98,335	1,160	99,495
Additions to non-current assets	7,352	2,104	680	332	5,451	15,919	(514)	15,405
Thereof capital expenditures for intangible assets	1,133	451	10	4	20	1,618	1	1,619
Thereof capital expenditures for property, plant and equipment	2,246	991	150	117	41	3,545	14	3,559
Depreciation and amortization of non-current assets	2,439	949	464	125	2,500	6,477	99	6,576
Thereof amortization of intangible assets	635	104	75	12	19	845	1	846
Thereof depreciation of property, plant and equipment	1,325	542	239	52	16	2,174	3	2,177

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total Segments	Reconciliation	Consolidated
2007								
Revenue	51,175	26,198	9,071	4,190	10,427	101,061	508	101,569
Intersegment revenue	1,255	2,268	270	160	540	4,493	(4,493)	-
Total revenue	52,430	28,466	9,341	4,350	10,967	105,554	(3,985)	101,569
Segment profit (loss) (EBIT)	4,753	2,121	571	308	630	8,383	327	8,710
Thereof share of profit (loss) from investments accounted for using the equity method	(61)	16	1	1	2	(41)	1,094	1,053
Segment assets	30,070	15,454	5,401	2,758	62,002	115,685	19,409	135,094
Thereof investments accounted for using the equity method	177	114	54	1	189	535	4,499	5,034
Segment liabilities	21,514	9,557	3,599	1,545	57,612	93,827	3,037	96,864
Additions to non-current assets	6,085	1,821	657	229	6,147	14,939	7,010	21,949
Thereof capital expenditures for intangible assets	770	344	10	8	24	1,156	198	1,354
Thereof capital expenditures for property, plant and equipment	1,910	766	138	92	29	2,935	1,312	4,247
Depreciation and amortization of non-current assets	2,436	905	500	114	2,313	6,268	2,858	9,126
Thereof amortization of intangible assets	748	111	77	13	13	962	116	1,078
Thereof depreciation of property, plant and equipment	1,198	497	250	50	17	2,012	1,056	3,068

Mercedes-Benz Cars. As a result of the agreement with McLaren Group Ltd. in November 2009 to change the form of cooperation, the Group incurred a pre-tax expense of €87 million (see also Note 34). Also in 2009, a risk sharing agreement between Daimler and its independent dealers in connection with residual values was modified, which resulted in a pre-tax expense of €79 million (see also Note 13).

In 2008, as a result of the reassessment of residual values of leased vehicles, the Group recorded non-cash effective impairment charges of €465 million. In addition, an amendment of a defined benefit plan resulted in past service income of €84 million.

Daimler Trucks. In 2009 and 2008, expenses of €95 million and €233 million, respectively, associated with the decision to optimize and reposition the business operations of Daimler Trucks North America are included in the segment's EBIT. Of these amounts, €68 million and €32 million, respectively, relate to non-cash charges (see also Note 4). The decision made in 2009 for a major realignment of the business operations of Mitsubishi Fuso Truck and Bus Corporation (MFTBC) led to charges of €245 million in 2009. From this amount, €50 million relate to non-cash charges (see also Note 4).

In 2008, an amendment of a defined benefit plan resulted in past service income of €29 million.

In 2007, EBIT was positively impacted by a gain of €78 million from the disposal of real-estate properties (see also Note 2). Furthermore, changes to existing pension plans at MFTBC resulted in a curtailment gain of €86 million in 2007.

Daimler Financial Services. In 2009, EBIT includes expenses of €100 million from the sale of non-automotive assets and from the valuation of assets held for sale (see Notes 2 and 18).

Reconciliations. Reconciliations of the total segment amounts to respective items included in financial statements are as follows:

in millions of €	2009	2008	2007
Total segments' profit (loss) (EBIT)	(1,283)	5,625	8,383
Share of profit (loss) from investments accounted for using the equity method [1,2]	85	(1,108)	1,094
Other corporate items	(483)	(1,797)	(802)
Eliminations	168	10	35
Group EBIT	(1,513)	2,730	8,710
Interest income (expense), net	(785)	65	471
Profit (loss) before income taxes	(2,298)	2,795	9,181
Total segments' assets	119,219	126,763	115,685
Investments accounted for using the equity method [1]	3,858	3,719	4,499
Income tax assets [3]	2,536	3,110	1,940
Unallocated financial assets (including liquidity) and assets from defined benefit plans [3]	13,346	7,975	18,119
Other corporate items and eliminations	(10,138)	(9,342)	(5,149)
Group assets	128,821	132,225	135,094
Total segments' liabilities	95,224	98,335	93,827
Income tax liabilities [3]	950	(81)	(218)
Unallocated financial liabilities and liabilities from defined benefit plans [3]	10,709	9,998	9,546
Other corporate items and eliminations	(9,889)	(8,757)	(6,291)
Group liabilities	96,994	99,495	96,864

1 Includes mainly the Group's proportionate shares in the investments and results of EADS, Tognum and Chrysler. For further information see Note 12.
2 The amounts for 2008 and 2007 also include the realized gains of €130 million and €1,452 million, respectively, in connection with the transfer of equity interests in EADS.
3 Industrial business.

The reconciliation includes corporate items for which headquarters are responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

Within the reconciliation to Group EBIT, the line item "Other corporate items" includes Chrysler related expenses of €0.3 billion in 2009 and €1.8 billion in 2008. In addition, in 2008 and 2007, this line item includes gains realized on sales of real estate properties (2008: €449 million - real estate properties at Potsdamer Platz; 2007: €73 million - Group's 50%-interest in Wohnstätten Sindelfingen).

For 2007, the reconciliation to Group additions to non-current assets includes additions of Chrysler activities of €6,952 million. Of this amount, €1,320 million and €191 million relate to capital expenditures for property, plant and equipment and for intangible assets, respectively.

The reconciliation to consolidated totals for depreciation and amortization of non-current assets for 2007 also includes depreciation and amortization of Chrysler activities of €2,828 million. That total includes €1,022 million and €108 million relating to depreciation of property, plant and equipment and amortization of intangible assets, respectively.

Revenue and non-current assets by region.

Revenue from external customers is as follows:

in millions of €	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Consolidated
2009	18,788	17,670	16,569	6,159	12,435	7,303	78,924
2008	21,832	24,444	19,956	7,723	13,840	10,674	98,469
2007	22,582	27,171	21,846	7,310	11,918	10,742	101,569

1 Excluding Germany.

The split of non-current assets by region is as follows:

in millions of €	2009	2008	2007
Germany	23,452	21,426	19,542
USA	8,937	10,759	11,819
Other countries	8,861	8,687	8,129
	41,250	40,872	39,490

32. Capital management

"Net assets" and "value added" represent the basis for capital management at Daimler. The assets and liabilities of the segments in accordance with IFRS provide the basis for the determination of net assets at Group level. The industrial segments are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level additionally include assets and liabilities from income taxes as well as other corporate items and eliminations. The average annual net assets are calculated from the average quarterly net assets.

The average quarterly net assets are calculated as an average of the net assets at the beginning and the end of the quarter and are as follows:

in millions of €	2009	2008
Mercedes-Benz Cars	11,373	10,475
Daimler Trucks	6,720	6,340
Mercedes-Benz Vans	1,728	1,836
Daimler Buses	1,221	1,308
Daimler Financial Services[1]	4,671	4,478
Net assets of the segments	25,713	24,437
Investments accounted for using the equity method[2]	3,591	4,152
Assets and liabilities from income taxes[3]	2,944	1,941
Other corporate items and eliminations[3]	(470)	936
Net assets Daimler Group	31,778	31,466

1 Equity.
2 Unless allocated to segments.
3 Industrial Business.

The cost of capital of the Group's average net assets is reflected in "value added." Value added shows to which extent the Group achieves or exceeds the minimum return requirements of the shareholders and creditors, thus creating additional value. The required rate of return on net assets, and thus the cost of capital, are derived from the minimum rates of return that investors expect on their invested capital. The Group's cost of capital comprises the cost of equity as well as the costs of debt and pension obligations of the industrial business; in addition, the expected returns on liquidity and on the plan assets of the pension funds of the industrial business are considered with the opposite sign. In the reporting period, the cost of capital used for our internal capital management amounted to 8% after taxes.

The objective of capital management is the optimization of the cost of capital, which is achieved on the one hand by the management of the net assets which are in the operational responsibility of the segments. In addition, taking into account legal regulations, Daimler strives to optimize the capital structure and, consequently, the cost of capital under cost and risk aspects. The share buyback in 2008 and 2007 was one of the measures to improve the capital structure (see Note 19).

33. Earnings (loss) per share

The computation of basic and diluted earnings (loss) per share for net profit (loss) from continuing operations is as follows:

	2009	2008	2007
in millions of €			
Profit (loss) attributable to shareholders of Daimler AG	(2,640)	1,348	3,979
Diluting effects in net profit (loss)	–	–	–
Profit (loss) attributable to shareholders of Daimler AG – diluted	(2,640)	1,348	3,979
in millions of shares			
Weighted average number of shares outstanding – basic	1,003.8	957.7	1,037.8
Dilutive effect of stock options	–	2.2	9.5
Weighted average number of shares outstanding – diluted	1,003.8	959.9	1,047.3

The computations of diluted earnings (loss) per share for 2009, 2008 and 2007, do not include stock options for the acquisition of 22.4 million, 11.3 million and 7.8 million Daimler ordinary shares, respectively, that were issued in connection with the stock option plan, because the options' underlying exercise prices were higher than the average market prices of Daimler ordinary shares in those periods.

34. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income			Purchases of goods and services and other expense			Receivables At December 31,		Payables At December 31,	
	2009	2008	2007	2009	2008	2007	2009	2008	2009	2008
in millions of €										
Associated companies	936	1,738	504	1,132	1,526	523	146	588	27	1,370
Joint ventures	504	602	624	54	306	50	106	133	178	264

Income and expenses resulting from transactions with Chrysler that occurred before the redemption of the remaining 19.9% equity interest in Chrysler Holding LLC (Chrysler Holding) on June 3, 2009 are included in the above table in the line "Associated companies." Therein included is a gain before income taxes of €0.1 billion in connection with the legal transfer of Chrysler's international sales activities to Chrysler in the first quarter of 2009. In addition, the Group has agreed to pay US $600 million in total to Chrysler's pension plans in connection with the redemption of the 19.9% equity interest in Chrysler Holding (see Note 2); the respective expenses resulting from this agreement are also included in the above table. Due to the redemption of the equity interest in Chrysler Holding, receivables and payables at December 31, 2009 did not have to be reported.

In November 2009, in connection with the realignment of the Group's Formula 1 activities, Daimler agreed with McLaren Group Ltd. (McLaren), one of Daimler's associated companies, to change the form of cooperation. In two steps, McLaren will buy-back the 40% equity interest in McLaren owned by the Daimler Group; in November 2009, McLaren already took over a 28.6% interest from Daimler. The remaining stake will be acquired by McLaren at a fixed price by the end of 2011. As of December 31, 2009, the carrying amount of the Group's remaining investment in McLaren amounted to €26 million. In the context of the transaction, the Group has consented to compensate for its existing obligations, for example to support McLaren's research and development activities until the end of 2011, with a lump sum payment. In addition, the Group committed to continue supplying McLaren with Formula 1 engines. The agreement between Daimler and McLaren Automotive Ltd., a wholly owned subsidiary of McLaren Group Ltd., relating to the production of the Mercedes McLaren SLR sports car was terminated at the end of 2009. As a result of disposing of its equity interest, the Daimler Group no longer has a significant influence on McLaren's business operations. For this reason, in November 2009, the Group ceased to account for its equity interest in McLaren using the equity method of accounting.

Income and expenses resulting from transactions with McLaren that occurred before that date are included in the above table. As a result of the agreement with McLaren, the Group recorded expenses of €87 million in 2009 that were allocated to the Mercedes-Benz Cars segment and are not reflected in the above table.

In addition, major other goods and services supplied or received by the Group relate to transactions with our associated company Tognum AG (Tognum). The Group acquired its equity interest in Tognum in 2008 (see Note 2).

At the end of 2009, based on contractual arrangements, the Group agreed with Kamaz OAO, another associated company, to establish two joint ventures. The purpose of the joint ventures is the distribution and, with respect to some truck lines, the assembly of Mercedes-Benz and Fuso trucks and the sale of Mercedes-Benz and Setra buses in Russia.

The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Co., Ltd. (BBDC). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

In 2008, Daimler recognized additional charges of €293 million in connection with the transfer of the majority interest in Chrysler and paid €186 million to BBDC. In 2009, Daimler paid €42 million to BBDC. As of December 31, 2009, provisions in this regard amounted to €174 million (see Note 2 for further information). These recognized charges and provisions are included in the table above under "Joint ventures."

In addition, major other goods and services supplied by the Group relate to transactions with the joint venture MTU Detroit Diesel Australia Pty. Ltd. (MTU). MTU sells off- and on-highway engines and transmissions for commercial vehicles.

Revenue resulting from these sales transactions is included in the above table in the line "Joint ventures."

In connection with the Group's 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect which are not included in the table above (see Note 28 for further information).

During the first quarter of 2008, the transaction under which Daimler, Ford Motor Company (Ford) and Ballard Power Systems, Inc. (Ballard) reorganized their automotive fuel cell activities was closed. As a result of this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard's board of directors. As consideration, Daimler received a 50.1% interest in AFCC Automotive Fuel Cell Cooperation Corporation (AFCC), a newly formed company that comprises Ballard's automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in "share of profit (loss) from companies accounted for using the equity method, net," in the 2008 consolidated statements of income. As Daimler and Ford jointly manage the operations of AFCC, Daimler accounts for its investment in AFCC using the equity method. Balances and transactions with respect to AFCC are included in the line "Joint ventures" in the table above.

Board members. Throughout the world, the Group has business relationships with numerous entities that are customers and/or suppliers of the Group. Those customers and/or suppliers include companies that have a connection with some of the members of the Supervisory Board or of the Board of Management of Daimler AG or its subsidiaries.

From time to time, companies of the Daimler Group purchase goods and services (primarily advertising) from and sell or lease vehicles or provide financial services to companies of the Lagardère Group in the ordinary course of business. Arnaud Lagardère, who became a member of the Supervisory Board of Daimler AG in April 2005, is the general partner and Chief Executive Officer of Lagardère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

In 2007, Mr. Mark Wössner (a former member of Daimler AG's Supervisory Board) received, together with two associates, rental payments for the rental of premises from Westfalia Van Conversion GmbH (Westfalia). The rental payments received in 2007 amounted to €0.9 million. The Group sold its 100% equity interest in Westfalia in October 2007. Mark Wössner's term of office expired on April 8, 2009.

Daimler incurred expenses of US $0.7 million in 2007 for advertising and marketing actions in a US magazine. Earl G. Graves, a former member of the Supervisory Board of Daimler AG, was Chairman, Chief Executive Officer and sole proprietor of that magazine's ultimate parent company at that time.

For information on the remuneration of board members, see Note 35.

Shareholders. The Group distributes vehicles in Turkey through a dealership which also holds a minority interest in one of the Group's subsidiaries. In addition, the Group has business relationships with vehicle importers in certain other countries that also hold minority interest in Group companies. Revenue generated by these transactions amounted to €0.2 billion in 2009 (2008: €0.2 billion; 2007: €0.2 billion). Related to these transactions, the Group incurred expenses of €27 million in 2009 (2008: €36 million), resulting primarily from the depreciation of purchased vehicles.

35. Remuneration of the members of the Board of Management and the Supervisory Board

Information regarding the remuneration of the members of the Board of Management and of the Supervisory Board is disclosed on an individual basis in the Remuneration Report, which is part of the Management Report (see page 156).

Board of Management remuneration. The total remuneration granted by Group companies to the members of the Board of Management of Daimler AG is calculated from the total amounts of remuneration paid in cash (base salary and annual bonus), the value of the Group's personnel expense or income recognized from share-based remuneration, and the total of non-cash benefits in kind that are subject to income tax. Further information on share-based remuneration is provided in Note 20.

In 2009, total remuneration comprised €4.8 million as fixed, i.e. non-performance-related remuneration (2008: €6.2 million; 2007: €7.2 million) and €1.8 million as short-term variable, i.e. short-term performance-related remuneration (2008: €1.5 million; 2007: €17.0 million). In addition, there was expense for the Group of €4.5 million as variable performance-related remuneration with a medium and long-term incentive effect granted in 2009 and previous years (2008: income of €22.5 million; 2007: expense of €30.3 million). In total, this adds up to expense for the Group of €11.1 million for the year 2009 (2008: income of €14.8 million; 2007: expense of €54.5 million). The income from share-based remuneration in the year 2008 resulted from the release of provisions following the negative share-price development. The amounts stated for fixed and short-term performance-related remuneration for the year 2007 also include payments to Board of Management members who resigned from their positions in the context of the Chrysler transaction. For 2007, those Board of Management members also received bonus and severance payments in connection with the Chrysler transaction and their resignation from the Board of Management in a total amount of €19.3 million.

The decline of the fixed remuneration is based on the voluntary waiver by the Board of Management of 15% of their fixed remuneration effective from May 1, 2009 until June 30, 2010 due to the labor costs reduction measures that were agreed Group-wide and the reduced number of Board of Management members in 2009.

The pension agreements of the German Board of Management members which were concluded before 2005, included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the years of service. Those pension rights remain and have been frozen at that level (70% for Dr. Dieter Zetsche, 69% Guenther Fleig, 60% for Dr. Ruediger Grube and Dr. Thomas Weber, 50% for Andreas Renschler and Bodo Uebber, and 35% for Wilfried Porth). The pension payments begin in the form of a retirement pension when a member's contract of service ends or after his 60th birthday, or in the form of an invalidity pension when a member's service contract ends before his 60th birthday due to disability. An annual increase of 3.5% is effected (Wilfried Porth: in accordance with applicability law). Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included.

The pension rights of Mr. Porth were also determined in 2005, however related to his then position and remuneration at the executive level reporting to the Board of Management.

Effective January 1, 2006, those pension agreements were converted into a new pension system. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6% (Wilfried Porth: 5%). This pension is payable at the age of 60 at the earliest.

In the year 2009, the pension provision was increased by service costs of €1.7 million (2008: €2.5 million; 2007: €2.2 million).

No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts, which are in general concluded for a period of 3 years only, include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of remuneration pro rata for the period until they leave the Group. Entitlement to payment of the performance-related component of remuneration with a long-term incentive is defined by the exercise conditions specified in the respective plans. For the period beginning after the end of original service period, Board of Management members can receive pension payments in the amounts of the commitments granted until 2005 as described in the previous section, as well as the use of a company car.

As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts - both initial contracts and extensions - generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration suggested by the German Corporate Governance Code.

The payments made in 2009 to former members of the Board of Management of Daimler AG and their survivors amounted to €16.1 million (2008: €19.1 million; 2007: €67.9 million). The pension provisions for former members of the Board of Management and their survivors amounted to €192.8 million as of December 31, 2009 (2008: €167.0 million).

No advances or loans were made to members of the Board of Management of Daimler AG.

Supervisory Board remuneration. The remuneration paid in 2009 to the members of the Supervisory Board of Daimler AG for their services to the Group totaled €2.6 million (2008: €2.8 million; 2007: €2.1 million).

In the Supervisory Board meeting on April 30, 2009, the Supervisory Board members decided unanimously to waive 10% of the respective individual Supervisory Board remuneration including meeting fees to support the labor cost reductions, effective from May 1, 2009, until June 30, 2010.

Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services in 2009, 2008 and 2007.

No advances or loans were made to members of the Supervisory Board of Daimler AG.

36. Principal accountant fees

The fees billed by the independent auditors KPMG for professional services in 2009, 2008 and 2007 are comprised of:

	2009	2008	2007
in millions of €			
Audit fees	44	50	63
Audit related fees	2	2	3
Tax fees	.	1	2
All other fees	1	2	3
	47	55	71

Application of Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB). Several consolidated companies of Daimler AG qualify for Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB), and the consolidated financial statements of Daimler AG therefore release these subsidiaries from the requirement to disclose their annual financial statements. The companies marked with an asterisk (*) also qualify for release from the requirement to prepare a management report:
- American Auto Handels GmbH*
- Anlagenverwaltung Daimler AG & Co. OHG Berlin*
- Auto-Henne GmbH*
- CARS Technik & Logistik GmbH*
- Daimler AG & Co. Wertpapierhandel OHG
- Daimler-Benz AG & Co. "AMICITIA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "FIDELIS" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "GENEROSA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "HABITUDO" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "IUVENTA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "LEGITIMA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "NEGOTIA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "OPTIMA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "REGINA" Grundstücksvermietung Potsdamer Platz OHG*
- Daimler-Benz AG & Co. "CUSTODIA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "DIALOGA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "DIGNITAS" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "EFFICIENTA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "GEOMETRIA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "NOBILITAS" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "PROSPERA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "PRUDENTIA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "VEHICULA" Grundstücksvermietung Potsdamer Platz OHG
- Daimler-Benz AG & Co. "VERITAS" Grundstücksvermietung Potsdamer Platz OHG
- Daimler Export and Trade Finance GmbH*
- Daimler Financial Services AG*
- Daimler Fleet Management GmbH*
- Daimler Insurance Services GmbH*
- Daimler Re Brokers GmbH*
- Daimler Real Estate GmbH*
- Daimler Vermögens- und Beteiligungsgesellschaft mbH*
- Daimler Verwaltungsgesellschaft für Grundbesitz mbH*
- Daimler Vorsorge und Versicherungsdienst GmbH*
- Debis Industriehandel GmbH*
- EHG Elektroholding GmbH
- EvoBus GmbH
- Grundstücksverwaltungsgesellschaft Auto-Henne GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Daimler AG & Co. OHG*
- Grundstücksverwaltungsgesellschaft EvoBus GmbH & Co. OHG*
- Grundstücksverwaltungsgesellschaft Henne-Unimog GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Mercedes-Benz AG & Co. OHG*
- Henne-Unimog GmbH*
- Maschinenfabrik Esslingen AG & Co. OHG*
- MDC Equipment GmbH*
- MDC Power GmbH*
- Mercedes-AMG GmbH*
- Mercedes-Benz Banking Service GmbH*
- Mercedes-Benz Accessories GmbH*
- Mercedes-Benz CharterWay GmbH*
- Mercedes-Benz Leasing GmbH*
- Mercedes-Benz Leasing Treuhand GmbH*
- Mercedes-Benz Ludwigsfelde GmbH*
- Mercedes-Benz Minibus GmbH
- Mercedes-Benz Mitarbeiter-Fahrzeuge Leasing GmbH*
- Taunus-Auto-Verkaufs GmbH*
- Zweite DC Immobilien GmbH & Co. Projekt Wörth KG

Information on investments. Information regarding our investments pursuant section 313 of the German Commercial Code (HGB) is provided separately.

German Corporate Governance Code. The Board of Management and the Supervisory Board of Daimler AG have issued a declaration pursuant to Section 161 of the German Stock Corporation Act and have made it permanent available to their shareholders on Daimler's website at http://www.daimler.com/Projects/c2c/channel/documents/1790925_daimler_declaration_91216_e.pdf.

Third-party companies. At December 31, 2009, the Group was a shareholder of a company that meets the criteria of a significant third-party company according to the German Corporate Governance Code:

Name of the company	Tata Motors Limited
Headquarters of the company	Mumbai, India
Equity interest in %[1]	4.71
Total equity in millions of €[2]	881
Net profit in millions of €[2]	(386)

1 As of December 31, 2009.
2 Based on national consolidated financial statements for the year ended March 31, 2009.

Ten Year Summary [1]

Amounts in millions of €	2000	2001	2002	2003	2004	2005	2006	2007	2008	**2009**
From the statements of income										
Revenue [2]	160,278	150,422	147,408	136,437	142,059	95,209	99,222	101,569	98,469	**78,924**
Personnel expenses [3]	26,500	25,095	24,163	24,287	24,216	24,650	23,574	20,256	15,066	**14,073**
Research and development expenditure	7,241	5,848	5,942	5,571	5,658	3,928	3,733	4,148	4,442	**4,181**
thereof capitalized	-	-	-	-	-	591	715	990	1,387	**1,285**
Operating profit (loss)/EBIT [1]	9,752	(1,346)	6,827	5,686	5,754	2,873	4,992	8,710	2,730	**(1,513)**
Operating margin [1]	6.1%	(0.9%)	4.6%	4.2%	4.1%	3.0%	5.0%	8.6%	2.8%	**(1.9%)**
Income (loss) before income taxes and extraordinary items	4,280	(1,703)	6,439	596	3,535	2,426	4,902	9,181	2,795	**(2,298)**
Net operating income/ Net operating profit (loss) [1]	8,796	332	6,116	1,467	3,165	4,834	4,032	4,123	1,370	**(2,102)**
as % of net assets (RONA)	14.8%	0.5%	9.4%	2.5%	5.7%	10.0%	8.3%	10.5%	4.4%	**(6.6%)**
Net income (loss)/Net profit (loss) [1]	7,894	(593)	5,098	448	2,466	4,215	3,783	3,985	1,414	**(2,644)**
Net income (loss) per share (€)/ Net profit (loss) per share (€) [1]	7.87	(0.59)	5.06	0.44	2.43	4.09	3.66	3.83	1.41	**(2.63)**
Diluted net income (loss) per share (€)/ Diluted net profit (loss) per share (€) [1]	7.80	(0.59)	5.03	0.44	2.43	4.08	3.64	3.80	1.40	**(2.63)**
Total dividend	2,358	1,003	1,519	1,519	1,519	1,527	1,542	1,928	556	**0**
Dividend per share (€)	2.35	1.00	1.50	1.50	1.50	1.50	1.50	2.00	0.60	**0.00**
Dividend including tax credit [4] per share (€)	3.36	-	-	-	-	-	-	-	-	**-**
From the balance sheets										
Property, plant and equipment	40,145	41,180	36,285	32,933	34,017	35,295	32,747	14,650	16,087	**15,965**
Leased equipment	33,714	36,002	28,243	24,385	26,711	34,236	36,949	19,638	18,672	**18,532**
Other non-current assets	-	-	-	-	-	76,200	67,507	39,686	42,077	**40,044**
Inventories	16,283	16,754	15,642	14,948	16,805	19,699	18,396	14,086	16,805	**12,845**
Liquid assets	12,510	14,536	12,439	14,296	11,666	8,063	8,409	15,631	6,912	**9,800**
Other current assets	-	-	-	-	-	54,519	53,626	31,403	31,672	**31,635**
Total assets	199,274	207,616	187,527	178,450	182,872	228,012	217,634	135,094	132,225	**128,821**
Shareholders' equity	42,422	38,928	35,076	34,486	33,522	35,957	37,346	38,230	32,730	**31,827**
thereof share capital	2,609	2,609	2,633	2,633	2,633	2,647	2,673	2,766	2,768	**3,045**
Equity ratio Group	20.1%	18.3%	17.9%	18.5%	17.5%	15.1%	16.5%	26.9%	24.3%	**24.7%**
Equity ratio industrial business	31.2%	25.7%	24.9%	26.1%	25.2%	23.7%	27.1%	43.7%	42.7%	**42.6%**
Non-current liabilities	-	-	-	-	-	96,823	90,452	47,998	47,313	**49,456**
Current liabilities	-	-	-	-	-	95,232	89,836	48,866	52,182	**47,538**
Net liquidity industrial business	1,330	(4,768)	380	1,774	2,193	8,016	9,861	12,912	3,106	**7,285**
Net assets (average)	59,496	66,094	65,128	59,572	55,885	48,313	48,584	39,187	31,466	**31,778**

Amounts in millions of €	2000	2001	2002	2003	2004	2005	2006	2007	2008	**2009**
From the statements of cash flows[3]										
Investments in property, plant and equipment	10,392	8,896	7,145	6,614	6,386	6,480	5,874	4,247	3,559	**2,423**
Depreciation and amortization	-	-	-	-	-	7,363	7,169	4,146	3,023	**3,264**
Cash provided by (used for) operating activities[2, 5]	16,017	15,944	15,909	13,826	11,060	11,032	14,337	7,146	(786)	**10,961**
investing activities[2, 5]	(32,709)	(13,287)	(10,839)	(13,608)	(16,682)	(10,237)	(15,857)	26,479	(4,812)	**(8,950)**
financing activities	14,512	1,859	(5,490)	2,518	2,549	(1,284)	2,396	(25,204)	(2,915)	**1,057**
Free cash flow of the industrial business	(5,571)	(1,392)	7,271	3,877	1,757	2,423	2,679	7,637	(3,915)	**2,706**
From the stock exchanges										
Share price at year-end Frankfurt (€)	44.74	48.35	29.35	37.00	35.26	43.14	46.80	66.50	26.70	**37.23**
New York (US $)	41.20	41.67	30.65	46.22	48.05	51.03	61.41	95.63	38.28	**53.30**
Average shares outstanding (in millions)	1,003.2	1,003.2	1,008.3	1,012.7	1,012.8	1,014.7	1,022.1	1,037.8	957.7	**1,003.8**
Average diluted shares outstanding (in millions)	1,013.9	1,003.2	1,013.9	1,012.7	1,014.5	1,017.7	1,027.3	1,047.3	959.9	**1,003.8**
Ratings										
Credit rating, long-term										
Standard & Poor's	A	BBB+	BBB+	BBB	BBB	BBB	BBB	BBB+	A-	**BBB+**
Moody's	A2	A3	A3	A3	A3	A3	Baa1	A3	A3	**A3**
Fitch	–	–	–	BBB+	BBB+	BBB+	BBB+	A-	A-	**BBB+**
DBRS	–	–	–	A (low)	A (low)	A (low)	A (low)	A (low)	A (low)	**A (low)**
Average annual number of employees	449,594	379,544	370,677	370,684	379,019	296,109	277,771	271,704	274,330	**258,628**

1 For the years 2000 through 2004, figures according to US GAAP, since 2005 according to IFRS.
2 Figures for the years 2007 and 2008 adjusted for the effects in connection with the amendments of IAS 16 and IAS 7 (see Note 1 of the Notes to the Consolidated Financial Statements).
3 Until August 3, 2007, including Chrysler.
4 For our shareholders who are taxable in Germany. There is no tax credit as of 2001 due to a change in the corporate income tax system.
5 Periods before 2002 not adjusted for the effects of inventory-related receivables from financial services.

Glossary

Ad-hoc disclosure. In addition to its regular scheduled reporting, Daimler discloses, in accordance with applicable law and without delay, any so-called insider information that relates to the company or to financial instruments issued by the company.

BlueEFFICIENCY. Tailored efficiency packages for saving fuel. They include various measures taken inside engines, bodywork weight savings, low-resistance tires, aerodynamic optimizations, the ECO start-stop function and others. This can reduce fuel consumption by up to 12%.

BLUETEC. Is a combination of inner-engine measures to reduce emissions and the treatment of exhaust gases. It improves diesel engines' efficiency for cars and commercial vehicles by optimizing their combustion, and reduces their emissions with SCR catalysts.

Code of Ethics. The Daimler Code of Ethics applies to the members of the Board of Management and senior executives who have a significant influence on planning and reporting in connection with the year-end and quarterly financial statements. The regulations contained in the Code are designed to avoid misconduct and to ensure ethical behavior and the correct disclosure of information on the Group.

Compliance. By the term Compliance, we want to understand the conformity of Daimler's activities with all laws, rules & regulations relevant for the business and the related internal policies & guidelines, that the Daimler group is guided by or to which we have voluntarily committed ourselves.

Consolidated Group. The consolidated Group is the total of all those companies that are included in the consolidated financial statements.

Corporate governance. The term corporate governance applies to the proper management and monitoring of a company. The structure of corporate governance at Daimler AG is determined by Germany's Stock Corporation Act, Codetermination Act and capital-market legislation, as well as international capital-market laws and stock-exchange listing regulations.

Cost of capital. The cost of capital is the product of the average net assets and the cost-of-capital rate. The cost-of-capital rate is derived from the investors' required rate of return (see page 76).

CSR – corporate social responsibility. A collective term for the social responsibility assumed by companies, including economical, ecological and social aspects.

EBIT. EBIT (earnings before interest and taxes) is the measure of operational result before taxes (see page 73 ff).

EBSC – External Balanced Scorecard. Is an instrument for the development of key suppliers. It translates our strategic goals for purchased products and services into measurable figures, thus enabling the employees at our procurement department and our suppliers to make objective comparisons.

Equity method. Accounting and valuation method for shareholdings in associated companies and joint ventures, as well as subsidiaries that are not fully consolidated.

Fair value. The amount for which an asset or liability could be exchanged in an arm's length transaction between knowledgeable and willing parties who are independent of each other.

Goodwill. Goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and liabilities assumed.

Hybrid drives. Hybrid drives integrate combustion engines and electric motors, which can be operated separately or together depending on the vehicle type and driving situation.

IFRS – International Financial Reporting Standards. The IFRS are a set of standards and interpretations for companies' financial accounting and reporting developed by an independent private-sector committee, the International Accounting Standards Board (IASB).

Integrity Code. Our Integrity Code has been in use since 1999 and was revised and expanded in 2003. It sets out a binding framework for the actions of all our employees worldwide.

Lithium-ion batteries. They are at the heart of future electric drive. Compared to conventional batteries, lithium-ion batteries are considerably smaller and characterized by a significantly higher power density, short charging times and long lives.

Index

Net assets. Net assets represent the capital employed by the Group and the industrial divisions. The relevant capital basis for Daimler Financial Services is equity capital (see page 76 ff).

Net operating profit. Net operating profit is the relevant parameter for measuring the Group's operating performance after taxes.

Rating. An assessment of a company's creditworthiness issued by rating agencies.

ROE – return on equity. The profitability of Daimler Financial Services is measured by return on equity (ROE). ROE is defined as a quotient of EBIT and shareholders' equity.

ROS – return on sales. The profitability of the industrial divisions is measured by return on sales (ROS). ROS is defined as a quotient of EBIT and revenues.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act was passed in the United States in 2002. This new law resulted in additional regulations for the protection of investors, including greater responsibility for management and the audit committee. In particular, requirements concerning the accuracy and completeness of published financial information have become stricter, and disclosure and auditing duties have been expanded.

Sustainability. Sustainability means using natural resources in such a way that they continue to be available to fulfill the needs of future generations. In the view of the Daimler Group, sustainable business operations have to give due consideration to economic, ecological and social aspects.

Value at risk. Measures the potential future loss (related to market value) for a given portfolio in a certain period and for which there is a certain probability that it will not be exceeded.

Value added. Value added indicates the extent to which the measure of operating result exceeds the cost of capital. When value added is positive, return on net assets is higher than the cost of capital (see page 76).

International Representative Offices

Argentina, Buenos Aires
Tel. +54 11 4808 8719
Fax +54 11 4808 8702

Australia, Melbourne
Tel. +61 39 566 9104
Fax +61 39 566 9110

Austria, Salzburg
Tel. +43 662 447 8212
Fax +43 662 447 8334

Belgium, Brussels
Tel. +32 2 23311 33
Fax +32 2 23311 80

Brazil, Sao Paulo
Tel. +55 11 4173 7171
Fax +55 11 4173 7118

Bulgaria, Sofia
Tel. +359 2 919 8811
Fax +359 2 945 4014

Canada, Toronto
Tel. +1 416 847 7500
Fax +1 416 425 0598

China, Beijing
Tel. +86 10 8417 8177
Fax +86 10 8417 8077

Croatia, Zagreb
Tel. +385 1 344 1251
Fax +385 1 348 1258

Czech Republic, Prague
Tel. +42 0 2710 77700
Fax +42 0 2710 77702

Denmark, Copenhagen
Tel. +45 3378 5520
Fax +45 3378 5525

Egypt, Cairo
Tel. +20 2 529 9110
Fax +20 2 529 9103

France, Paris
Tel. +33 1 39 23 5400
Fax +33 1 39 23 5442

Germany, Berlin
Tel. +49 30 2594 1100
Fax +49 30 2594 1109

Great Britain, Milton Keynes
Tel. +44 190 8245 800
Fax +44 190 8245 802

Greece, Kifissia
Tel. +30 210 629 6700
Fax +30 210 629 6710

Hungary, Budapest
Tel. +36 1 887 7002
Fax +36 1 887 7001

India, Pune
Tel. +91 2135 673 800
Fax +91 2135 673 951

Indonesia, Jakarta
Tel. +62 21 3000 3600
Fax +62 21 8689 9103

Italy, Rome
Tel. +39 06 4144 2405
Fax +39 06 4121 9097

Japan, Tokyo
Tel. +81 3 5572 7172
Fax +81 3 5572 7126

Korea, Seoul
Tel. +82 2 2112 2555
Fax +82 2 2112 2501

Macedonia, Skopje
Tel. +389 2 2580 000
Fax +389 2 2580 401

Malaysia, Kuala Lumpur
Tel. +603 2246 8811
Fax +603 2246 8812

Mexico, Mexico City
Tel. +52 55 4155 2400
Fax +52 55 4155 5200

Netherlands, Utrecht
Tel. +31 3024 7 1259
Fax +31 3029 8 7258

Poland, Warsaw
Tel. +48 22 312 7200
Fax +48 22 312 7201

Romania, Bucharest
Tel. +40 21 2004 501
Fax +40 21 2004 670

Russia, Moscow
Tel. +7 495 745 2616
Fax +7 495 745 2614

Singapore, Singapore
Tel. +65 6849 8321
Fax +65 6849 8621

Slovakia, Bratislava
Tel. +42 1 2492 94909
Fax +42 1 2492 94919

South Africa, Pretoria
Tel. +27 12 677 1502
Fax +27 12 666 8191

Spain, Madrid
Tel. +34 91 484 6161
Fax +34 91 484 6019

Taiwan, Taipei
Tel. +886 2 2715 9696
Fax +886 2 2719 2776

Thailand, Bangkok
Tel. +66 2344 6100
Fax +66 2676 5234

Turkey, Istanbul
Tel. +90 212 867 3330
Fax +90 212 867 4440

United Arab Emirates, Dubai
Tel. +97 14 8833 200
Fax +97 14 8833 201

USA, Washington
Tel. +1 202 414 6746
Fax +1 202 414 6790

Vietnam, Ho Chi Minh-City
Tel. +848 3588 9100
Fax +848 3895 8714

Information on the Internet. Special information on our shares and earnings development can be found in the "Investor Relations" section of our website. It includes the Group's annual and interim reports, the company financial statements of Daimler AG, and reports to the US Securities and Exchange Commission (SEC). You can also find topical reports, presentations, an overview of various key figures, information on our share price, and other services.

www.daimler.com/investors

Publications for our shareholders:
- Annual Report (German, English)
- Form 20-F (English)
- Interim Reports for the 1st, 2nd and 3rd quarters (German, English)
- Sustainability Report (German, English)
- Brochure: The Road to Emission-free Mobility (German, English)
- Brochure: Milestones in Vehicle Safety. The Vision of Accident-free Driving (German, English)

www.daimler.com/ir/reports
www.daimler.com/downloads/en

The financial statements of Daimler AG were prepared in accordance with German accounting principles and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS). Both sets of financial statements were audited by KPMG AG Wirtschaftsprüfungsgesellschaft and an unqualified audit opinion was rendered thereon. These financial statements will be filed with the operator of the electronic version of the German Federal Gazette and published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from: Daimler AG, Investor Relations, HPC 0324, 70546 Stuttgart, Germany.

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287.

Daimler AG
70546 Stuttgart
Phone +49 711 17 0
Fax +49 711 17 22244
www.daimler.com

Investor Relations
Phone +49 711 17 95277
+49 711 17 92261
+49 711 17 95256
Fax +49 711 17 94075
ir.dai@daimler.com

Daimler Worldwide

	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Sales Organization Automotive Businesses	Daimler Financial Services
Europe						
Production locations	10	7	4	7	–	–
Sales outlets	–	–	–	–	3,836	37
Revenue in millions of €	23,223	6,559	5,404	2,453	–	5,001
Employees	84,437	30,659	13,545	14,437	40,044	4,240
NAFTA						
Production locations	1	16	1	3	–	–
Sales outlets	–	–	–	–	1,507	6
Revenue in millions of €	7,981	4,791	106	684	–	5,954
Employees	2,992	14,164	72	1,687	2,954	1,314
Latin America (excluding Mexico)						
Production locations	1	1	1	2	–	–
Sales outlets	–	–	–	–	535	6
Revenue in millions of €	377	2,080	236	692	–	257
Employees	904	10,910	1,609	1,064	86	289
Africa						
Production locations	1	1	–	1	–	–
Sales outlets	–	–	–	–	262	1
Revenue in millions of €	1,189	709	147	82	–	248
Employees	4,776	988	–	–	–	295
Asia						
Production locations	4	8	1	2	–	–
Sales outlets	–	–	–	–	1,290	10
Revenue in millions of €	7,777	3,795	214	243	–	370
Employees	463	13,978	–	–	3,496	504
Australia/Oceania						
Production locations	–	–	–	–	–	–
Sales outlets	–	–	–	–	275	2
Revenue in millions of €	740	429	108	83	–	166
Employees	–	–	–	–	1,045	158

Note: Unconsolidated revenue of each division (segment revenue).

Financial Calendar 2010

Annual Press Conference
February 18, 2010

Analysts' and Investors' Conference Call
February 18, 2010

Presentation of the Annual Report 2009
March 3, 2010

Annual Meeting
April 14, 2010
10:00 a.m. CEST | 4:00 a.m. EST
Messe Berlin

Interim Report Q1 2010
April 27, 2010

Interim Report Q2 2010
July 27, 2010

Interim Report Q3 2010
October 28, 2010



The paper used for this Annual Report was produced from cellulose sourced from certified forestry companies that operate responsibly and comply with the regulations of the Forest Stewardship Council.

Daimler AG
Stuttgart, Germany
www.daimler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By: 

Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By: 

Name: Silvia Nierbauer
Title: Director

Date: April 16, 2010